UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03019682

NO ACT
P.E 1-23-03
1-2256

March 24, 2003

Act 1934
Section
Rule 14A-8
Public Availability 3/24/2003

Thomas F. Lemons, Jr.
Counsel
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: ExxonMobil Corporation
Incoming letter dated January 23, 2003

Dear Mr. Lemons:

This is in response to your letter dated January 23, 2003 concerning the shareholder proposal submitted to ExxonMobil by the School Sisters of Notre Dame, the St. Joseph Health System and the Grand Rapids Dominicans. We also have received a letter on the proponents' behalf dated March 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Paul Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1421 Telephone
972 444 1437 Facsimile

Thomas F. Lemons, Jr.
Counsel

ExxonMobil

January 23, 2003

VIA NETWORK COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Health Issues in Sub-Saharan Africa

Dear Sir or Madam:

Exxon Mobil Corporation ("ExxonMobil" or the "Company") has received the shareholder proposal attached as Exhibit 1 from the School Sisters of Notre Dame (the "Proponent") and two co-filers for inclusion in the Company's proxy material for its 2003 annual meeting of shareholders. ExxonMobil intends to omit the proposal from its proxy materials pursuant to Rule 14a-8(i)(10) (Company has substantially implemented the proposal). We respectfully request the concurrence of the Staff of the Division of Corporation Finance that no enforcement will be recommended if the Company omits this proposal from its proxy materials. This letter and its enclosures are being sent to the Commission pursuant to Rule 14a-8(j).

The Shareholder Proposal

The shareholder proposal is set forth in its entirety in Exhibit 1. The resolution is as follows:

> Shareholders request the Board to report on:
> The effect of the health pandemic on the Company's operations in Sub-Saharan Africa.
> The Company's response to the pandemic.

> The Report would be made available to shareholders by October 2003 (omitting proprietary information and at reasonable cost).

Reasons for Omission

The Company has already substantially implemented the proposal - Rule 14a-8(i)(10).

ExxonMobil is aware of the extent of the health crisis in Sub-Saharan Africa and understands its impact upon employees. The Company understands that this is a serious epidemic with broad health, social, and economic impacts, and the Company has a steadfast commitment to workplace health.

In pursuing this goal, ExxonMobil has been and continues to be engaged in important efforts to address this crisis. For example, the Company participates in multiple business and medical professional associations to coordinate strategies and plans for addressing malaria, HIV/AIDS, and tuberculosis. Also, Company executives and medical professionals have made numerous presentations to business and medical professional associations on these issues.

Some of the organizations in which the Company participates include:

- Global Business Council on HIV/AIDS
- World Economic Forum on Global Health Initiatives
- UN Millennium Goals Project (for addressing HIV/AIDS, Malaria, and TB strategies for Africa)
- Corporate Council on Africa, HIV/AIDS Task Force
- Roll Back Malaria (WHO) Steering Committee
- Medicines for Malaria Ventures Advisory Committee
- JFK School of Governmental Policy Development Task Force - Policy Development for HIV/AIDS affecting the Business Sector in Africa

The Proponent's proposal requests ExxonMobil to prepare a report to shareholders on the effect of the health pandemic in Sub-Saharan Africa and on the Company's response to the pandemic. ExxonMobil has reported extensively on the topic, including reports to shareholders as well as others. Some of these communications are the following:

- *Exxon Mobil Corporation Citizenship in a Changing World* - May 2002 (Exhibit 2). In this publication, which was made available to all shareholders, ExxonMobil discusses its core principles and the basis for its commitments to communities, customers, employees, and shareholders. The publication describes the following specific initiatives:

- ExxonMobil helps fund Roll Back Malaria, a program launched by the WHO, United Nations agencies (UNICEF, UNDP), the World Bank, and governments to promote the use of new technology and medicine to control and treat the deadly disease.
- The Company works with governments and others on enhanced malaria control programs in at-risk regions where it operates, such as Angola, Chad, Cameroon, Equatorial Guinea, and Nigeria.
- ExxonMobil funds programs, such as the Harvard Malarial Initiative and Medicine for Malaria to develop new anti-malarial drugs.
- The Company is working with local communities to strengthen HIV education and prevention programs. For example, ExxonMobil joined a public-private partnership in Angola that supports a variety of community-focused HIV/AIDS education and prevention strategies.

- *The Lamp* (a publication sent to all shareholders) - Spring 2000 - "Beyond the fence" - ExxonMobil leads planning for sustained health care improvements in remote regions, pages 16-18 (Exhibit 3).
- *The Lamp* (a publication sent to all shareholders) - Winter 2001-02 - "Malaria: stopping a killer" - ExxonMobil joins fight to find new drugs, prevent spread of deadly disease, pages 10-12 (Exhibit 4).
- *The Lamp* (a publication sent to all shareholders) - Fall 2002 - "Roads of Hope" - A healthier place to be, page 8 (Exhibit 5).

  - ExxonMobil's Chad/Cameroon health plan addresses community public health issues, such as hygiene, sanitation, safe food and water, education, vaccinations, and medical screenings.

- Submission to the World Summit on Sustainable Development (Exhibit 6).

  - Provides a detailed overview of the Company's malaria control program.

- Chad/Cameroon Development Project - Report No. 5 - Fourth Quarter 2001, Annual Summary 2001 (Exhibit 7).

  - Quarterly report by Esso and its Consortia co-venture companies to the World Bank and others.
  - Describes the worker health and community outreach programs.

- 2 Op-eds in *New York Times* and other publications that have addressed health issues in developing countries ("The Health of Nations," "Resurgence of a Killer") (Exhibit 8).
- *ExxonMobil World* - Fourth Quarter 2001 (a publication sent to all employees) - "Health initiatives bring care and improvements to developing nations," page 16 (Exhibit 9).

- *ExxonMobil World* - Fourth Quarter 2002 (a publication sent to all employees) - "Enabling Progress" - Success for the Chad/Cameroon project includes a higher standard of living, pages 5-7 (Exhibit 10).

    - Distribution of mosquito nets and accompanied training programs are part of a larger program to prevent malaria.

- Our Corporate internet site has information available to the public, including all shareholders, that reports our activities relative to public health challenges in developing countries (Exhibit 11). All of the information mentioned above (except Exhibit 6) is located on this site.

Rule 14a-8(i)(10) allows a company to exclude a proposal if the company, "has already substantially implemented the proposal." The practice of excluding proposals as "moot" has a long history before the Commission and Staff. In 1983, the Commission adopted the current interpretation of the exclusion noting that,

> "In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [predecessor to 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Release No. 34-20091 (August 16, 1983).

When a company can demonstrate that it has already adopted policies or acted to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *Nordstrom Inc.* (February 8, 1995); *The Gap, Inc.* (March 8, 1996); *Hilton Hotels Corporation* (March 7, 2001); *Exxon Mobil Corporation* (January 24, 2001). In this instance, the Board has directly addressed the issues addressed by the Proponent in its proposal and has done so in more than one communication to shareholders.

The Company has substantially implemented the proposal. The fact that the Company's implementation was not precisely in the format requested does not entitle Proponent to submit the proposal. *E. I. Du Pont de Nemours and Company* (February 14, 1995); *The Boeing Company* (February 7, 1994); *Houston Industries Inc.* (April 21, 1988); *Houston Industries Inc.* (April 10, 1987).

For the reasons stated above, the Company believes it may properly omit the proposal.

If you have any questions or require additional information, please contact me directly at 972-444-1421. In my absence, please contact Jim Parsons at 972-444-1478. Please file-stamp the enclosed copy of this letter without exhibits and return it to me. In accordance with SEC rules, I also enclose five additional copies of this letter and the exhibits. A copy of this letter and exhibits is being sent to School Sisters of Notre Dame and the 2 co-filers.

Very truly yours,

Thomas F. Lemons, Jr.

TFL:clt

Enclosures

c (w/encls.):

Proponent:

Mr. Timothy P. Dewane
Director, Office of Global Justice & Peace
School Sisters of Notre Dame
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

Co-Filers:

Sister Mary Brigid Clingman OP
Councilor of Mission and Advocacy
Grand Rapids Dominicans
2025 East Fulton Street
Grand Rapids, MI 49503-3895

Ms. Mary Ann Gaido
Assistant Vice President
Advocacy and Government Relations
St. Joseph Health System
500 South Main Street, Suite 1000
Orange, CA 92868

EXHIBIT 1

School Sisters of Notre Dame

Office of Global Justice & Peace

13105 Watertown Plank Road
Elm Grove, WI 53122-2291
Phone: (262) 782-9850 ext. 723
Fax: (262) 207-0051

OFFICE O... 2002 06 416 DEC 16 2002
Routed for Action to:
...rmational Copy to:

RECEIVED
DEC 16 2002
P.T. MULVA

December 12, 2002

Mr. Lee R. Raymond
Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

I am writing you on behalf of the Milwaukee Province of the School Sisters of Notre Dame, an international religious congregation committed to promoting education, human rights and human dignity in all aspects of ministry and life. Globally there are over 4,600 School Sisters of Notre Dame in some 30 countries across 5 continents. The Milwaukee Province of the School Sisters of Notre Dame includes over 500 sisters who live and work primarily in Wisconsin and surrounding states.

The School Sisters of Notre Dame - Milwaukee Province are the owners of 26,474 shares of ExxonMobil Corporation stock and have held shares in ExxonMobil since July 9, 1981. Verification of ownership of the shares is attached. We intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file the enclosed resolution being submitted by the American Baptist Churches, USA for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accord with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Timothy P. Dewane, Director
Office of Global Justice & Peace

Cc: Aundreia Alexander – American Baptist Churches, USA
ICCR
Fr. Mike Crosby

SHAREHOLDER RELATIONS

DEC 16 2002

NO. OF SHARES
DISTRIBUTION: PTM; DLT; DGH; SMD; FLR; REG; JEP; LKB

EMPLOYER REPORT AIDS/HIV/TB/MALARIA
2003

WHEREAS:

HIV/AIDS, tuberculosis and malaria, major public health challenges undermining development in the poorest countries, accounted for approximately 10% of all deaths worldwide in 2001;

Twenty-five million people have died from AIDS since the early 1980's; 40 million people are currently infected with the HIV virus;

The World Health Organization estimates that, in developing countries, only 230,000 people of the 6 million who are sick enough to need antiretroviral medicines are receiving them. Half of them live in Brazil;

Sub-Saharan Africa is the most severely affected region in the world; only 10,000 of the 25 million Africans with HIV/AIDS are taking antiretroviral drugs;

Without drastically expanded prevention and treatment efforts, an estimated 68 million people will die of AIDS in the 45 most affected countries between 2000 and 2020;

The epidemic is increasingly recognized as a threat to social and political stability;

Tuberculosis, one of the world's leading infectious causes of death, takes 2 million lives a year and is a leading killer of people with HIV/AIDS. More than 1.5 million TB cases occur in Sub-Saharan Africa;

Malaria causes more than 300 million acute illnesses; approximately one million deaths occur annually, 90% in Sub-Saharan Africa, robbing the area of 6%-50% % of its economic strength;

Tuberculosis and Malaria are growing more difficult to treat because of the spread of drug-resistant strains;

Despite donation programs, international accords and public-private initiatives, poorest nations continue to suffer from lack of access to medicines;

ExxonMobil is one of the largest US-based private sector employers in Sub-Saharan Africa;

The UNAIDS Director has stated that far greater action is needed by both governments and private sector to ensure that treatment reaches those in greatest need; otherwise sustainable development will be impossible;

Comprehensive workplace health coverage is a source of effective prevention, voluntary counseling and testing, and treatment programs, including antiretrovirals for AIDS;

Anglo-American P.L.C. has recently announced free antiretroviral therapy for its HIV-positive employees. Other companies, e.g., Debswana and Daimler Chrysler South Africa have similar programs;

A healthy trained work force is good for business and for workers. The Dec. 2001 Report of the WHO Commission on Macroeconomics and Health highlights the fact that:

Disease is a factor in keeping poor countries poor.
Disease cuts the life span of workers and reduces productivity.
Illnesses and early death of workers result in increased company training costs.
Pandemic disease discourages tourism & investment.

THEREFORE BE IT RESOLVED: Shareholders request the Board of Directors to:
Report on:

The effect of the health pandemic on the company's operations in Sub-Saharan Africa.

The Company's response to the pandemic.

The Report would be made available to shareholders by October 2003 (omitting proprietary information and at reasonable cost).

SUPPORTING STATEMENT:

We believe that concrete action on the part of employers is an important part of the world's response to this global tragedy. It also enhances our company's public image of caring and responsibility.

Please vote FOR this resolution.

Private Client Services
Mail Code WI1-2055
P O Box 1308
Milwaukee, WI 53201-1308

tel 414 765 2200
fax 414 765 2429

BANK ONE

October 25, 2002

Sister Janet Senderak, SSND
School Sisters of Notre Dame
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

RE: Corporate Responsibility

Dear Sister Janet:

This letter is written as a statement that Bank One Trust Company, N.A. is acting in the capacity of investment advisor for the School Sisters of Notre Dame headquartered in Elm Grove, Wisconsin.

As of this date, the School Sisters of Notre Dame have an investment position in Exxon Mobil Corp. of 26,474 shares and have held shares of Exxon Mobil Corp. since July 9, 1981.

If there are any questions concerning this ownership, please feel free to contact me at 414-765-2408.

Very truly yours,

Robert L. Hanley

Robert L. Hanley
Regional Fiduciary Executive

RLH:sc

EXHIBIT 2

ExxonMobil

Corporate citizenship in a changing world


Esso
Esso
JET A1

May 2002




On the Run





CONTENTS

ExxonMobil's long tradition of success requires a deep respect for and an understanding of what our role in society should be. Our core principles provide the basis for our commitments to communities, customers, employees and shareholders. Meeting our commitments to these varied interests is critical to our success. We perform at our best when we maximize the contribution we make across all of these areas, and striving to do so sustainably is what corporate citizenship is all about.

Corporate citizenship in a changing world

ExxonMobil does business in nearly 200 countries and territories on six continents. For more than 120 years we have provided energy and products that have contributed to economic growth and helped improve the lives of billions of people around the world.

Energy use grows as economic prosperity increases. And there is a proven link between economic development and advances in societal welfare and environmental improvement — particularly in the developing areas of the world.

To do business successfully for this long and on this scale requires that we be at the leading edge of competition in every aspect of our business. This requires that ExxonMobil's substantial resources — financial, operational, technological and human — be employed wisely and evaluated regularly.

While we maintain flexibility to adapt to changing conditions, the nature of our business requires a focused, long-term approach. We consistently strive to improve our performance in all aspects of our operations through learning, sharing and implementing best practices.

And to do business successfully for this long and on this scale also requires a deep respect for and understanding of different people and cultures, and a keen appreciation of what our role in society should be.

Social responsibility may be a comparatively new term now applied to corporations, but it is not a new concept for us. For many decades, ExxonMobil has rigorously adhered to policies and practices that guide the way we do business. The methods we employ to achieve results are as important as the results themselves.

We pledge to be a good corporate citizen in all the places we operate worldwide. We will maintain the highest ethical standards, comply with all applicable laws and regulations, and respect local and national cultures. We are dedicated to running safe and environmentally responsible operations.

Like other global companies, ExxonMobil is called upon to address an ever-broadening range of issues and challenges. The resourcefulness, professionalism and dedication of the directors, officers and employees of ExxonMobil make it possible for us to



meet these challenges. We have a well-trained, culturally diverse workforce focused on performance and proud of its high standards of safety and integrity.

This report describes how we translate our commitment to good corporate citizenship into action. I hope you will find it both interesting and helpful.

Sincerely,

Lee R. Raymond

Lee R. Raymond
CEO and Chairman

Technology enables progress

Over the last 120 years ExxonMobil has evolved from a regional marketer of kerosene in the U.S. to the largest petroleum and petrochemical enterprise in the world. Much has changed in that time. When we began, transportation was by horse-drawn wagon. Two decades passed before the Duryea brothers perfected their early gasoline-powered autos and the Wright brothers experimented with airplanes. Making products for the space program was, obviously, beyond imagining.

Today we operate in nearly 200 countries and territories and are best known by our familiar brand names: *Exxon, Esso* and *Mobil.* We make the products that drive modern transportation, power cities, lubricate industry and provide the petrochemical building blocks that lead to thousands of consumer goods.

As society's needs have changed and products have evolved, our commitment to technology and innovation has allowed us to continuously meet the world's needs for energy and petrochemicals.



1903 Wilbur and Orville Wright make a successful flight using our gasoline.



1926 Premium brand *Esso* motor gasoline goes on sale.

1954 Our lubricants sail on the *USS Nautilus*, the first atomic-powered submarine.



1893 The company lubricates the Duryea brothers' gasoline-powered automobile.





1906 We develop Mei-Foo lanterns to burn kerosene efficiently. These lamps were imported by the millions throughout China.



1927 Charles Lindbergh uses *Mobiloil* in the *Spirit of St. Louis*, on the first solo flight across the Atlantic.

1880 | 1890 | 1900 | 1910 | 1920 | 1930 | 1940 | 1950



1886 Herman Frasch, our first research chemist, discovers how to remove sulfur from kerosene. Low sulfur technology is still used today to make clean-burning gasoline.



1901 We help develop the Spindletop oil field near Beaumont, Texas. Spindletop's discovery tripled U.S. oil production and marked the beginning of the modern petroleum industry.



1900 The first-in-industry product development laboratory leads to a century of breakthrough new product discoveries.

1920 The company makes isopropyl alcohol, the first commercial petrochemical. Isopropyl alcohol is used in cosmetics and rubbing alcohol.





1930s We invent butyl rubber. *Today ExxonMobil is the world's leading producer of this product, used in tire innerliners due to its exceptional air retention properties.*



1946 We establish the first-in-industry occupational health organization to foster a safe work environment. Today more than 500 employees are devoted to safety, health and environment related science.



1938 We invent fluid *catalytic cracking, which Fortune Magazine calls the most important chemical innovation in the first half of the 20th century. The* process helped fuel Allied war planes and today makes clean fuels for cars, *trucks and planes.*

ExxonMobil's commitment to technology development and commercialization has fueled its growth to become the world's leading petroleum and petrochemical company. The company has three core business areas: ***Upstream*** — exploration, development and production of oil and natural gas, and natural gas marketing; ***Downstream*** — refining and marketing of petroleum products such as motor gasoline and lubricants; and ***Chemical***.

Upstream

ExxonMobil explores for oil and natural gas on six of the seven continents. As a result of its technology breakthroughs, the company is a leader in deepwater development in waters deeper than 4,000 feet. We produce more than four million oil-equivalent barrels per day from about 30,000 wells in 25 countries. The company has 72 billion oil-equivalent barrels of petroleum and natural gas resources located in some 40 countries.

Downstream

ExxonMobil's downstream business includes 46 refineries in 26 countries that supply 6.3 million barrels per day of refined products. We have ownership interests in more than 300 terminals that provide storage as products move to the 43,000 branded service stations, 700 airports and 300 seaports. Under the *Mobil*, *Exxon* and *Esso* names, we provide leading-edge conventional and synthetic finished lubricants. An active research effort on next generation ultra-low emission fuels and fuel cells is underway.

Chemical

ExxonMobil Chemical Company manufactures petrochemical products that are the building blocks for thousands of packaging, consumer, automotive, industrial, medical, electrical and construction materials that make life better for people around the world. It has 54 major plants in 19 countries. Technology breakthroughs in "smart" catalysts allow creation of "designer" plastics to fit specific product applications.



1964 "Put a Tiger in Your Tank" advertising campaign starts.


Mobil
1

1970 Introduction of the first synthetic lubricant extends engine life.



1997 We introduce *SpeedPass*, which brings convenience to gasoline customers.

2000 Our special lubricants aboard the International Space Station enable space walks.



1960 — 1970 — 1980 — 1990 — 2000

1965 We set a record for the deepest offshore oil production. Subsequent records were set in 1968, 1970, 1972 and 1977. Deepwater drilling discoveries are producing new supplies to meet the world's growing demand for oil and gas.





1964 Our invention of 3-D seismic technology allows a visual picture of subsurface oil and gas reserves that enables new oil discoveries at reduced cost.



1980s Work commences with Toyota on next generation fuels for hybrid engines and fuel cells. These technologies offer the potential for high performance with near-zero greenhouse gas emissions.



1980s Metallocene catalysts allow for development of "designer" plastics and synthetic rubber molecules that can be custom built to fit a variety of consumer goods, ranging from car bumpers to wine corks.

2001 Our latest generation subsurface reservoir computer simulation modeling — EM[power] — allows geologists to predict the movement of oil over time to maximize the amount of oil produced and reduce the number of oil wells.



Guiding principle:

The way we conduct our business is as important as the results themselves. Integrity is the cornerstone of corporate citizenship. We expect everyone — directors, officers, employees and suppliers acting on our behalf — to observe the highest standards of ethics.

At ExxonMobil we have long recognized the importance and value of business integrity. The means by which we achieve our results are just as important as the results themselves. We have communicated this message for decades and remind all of our employees of this policy every year. Our ethics policy, like all of our policies, is clear-cut, straightforward and applies to everyone without exception.

The strength of any policy lies in how well it is implemented. At ExxonMobil, we not only test the effectiveness of our ethics policy, we also ensure that proven management control systems are in place throughout our operations. While we continue to improve upon these systems, they provide the basic framework for ensuring operational excellence throughout our company. We believe that a disciplined approach to managing the business is good business.

Board of Directors

The Board of Directors oversees the business affairs of the Corporation. To ensure independence and objectivity, a substantial majority of the board members are non-employees. Five of the seven board committees consist entirely of non-employee directors. The Board Audit Committee is empowered to investigate any matter brought to its attention — with full access to all books, records, facilities and personnel of the Corporation.

Standards of Business Conduct

The *Standards of Business Conduct* is at the heart of our controls system. These policies were first published nearly 40 years ago and have been continually enhanced over the years. The policies deal with business ethics, conflicts of interest, antitrust, equal employment opportunity, harassment in the workplace, and safety, health and environmental performance.

A disciplined approach

A disciplined system of business controls guides how we work. It stresses open communication, policies and procedures regarding ethics and other standards of business conduct, proper recording of business transactions, and protection of company assets. No employee, regardless of position, is exempt.

Straightforward system of controls

A System of Management Controls – Basic Standards document provides the basic criteria for managers to establish effective controls. The system addresses organizational structure, formation of business entities, control of financial instruments, and standards for foreign-exchange operations.

Employee authority

Specific procedures outline authority that employees do and don't have, thereby ensuring that business transactions are approved and executed by the appropriate level of management.



Employee dialogue identifies potential problems and improvements.

Business practices reviews

Managers also regularly review and discuss the *Standards of Business Conduct* in employee meetings. Employees are encouraged to raise any issue, question or concern with their direct supervisor or representatives of Audit, Human Resources, Law or Controller's.

Formal reporting requirements

Despite the presence of sound management controls, we recognize that with operations in almost 200 countries and territories, there may be violations of company policies. If a problem occurs, the appropriate managers promptly review the incident and take consistent disciplinary action. Upward reporting guidelines, which extend to the Corporation's Management Committee and Board of Directors, ensure appropriate management review.

Management representation letters

Managers of each organization are required to annually confirm in writing their compliance with our *Standards of Business Conduct,* and financial reporting standards.

Auditing and compliance

The Internal Audit staff independently assesses compliance with policies and procedures, and evaluates the effectiveness of all financial and related controls. Managers are obligated to evaluate all Internal Audit findings and recommendations and take appropriate action. About 300 audits are conducted annually across all business units.

Independent external auditors review corporate financial statements to ensure accuracy and conformity with generally accepted accounting principles.



Specific procedures outline employee authority, thereby ensuring that transactions are properly approved and executed.

ExxonMobil takes many steps to assure the independence of external auditors. For example, we strictly control and review their work on other projects with the Board Audit Committee.

Safety, health and environmental compliance

Many of our operations and products, while vital to the world's interests, present potential risks to our employees and customers, and to the community. Managing such risks is a critical aspect of our business. In 1992 we developed the Operations Integrity Management System, or OIMS, a comprehensive, structured process to manage these safety, health and environmental activities. Under OIMS, management, with support from technical experts, regularly assesses operations. Each year, about one-third of ExxonMobil's major operations are reviewed by experts from outside the organization being evaluated.

Under OIMS, we review specific hazards that we believe could have major incident potential and take steps to mitigate risks. (See next section for a more complete discussion of OIMS.)

Drug and alcohol use

Alcohol, drug or other substance abuse by employees impairs performance and safety. The use or possession of illegal drugs, misuse of legitimate drugs, and use or possession of unprescribed controlled drugs on company business or premises, or being unfit for work due to drug or alcohol use are strictly prohibited. Today, no employee with a history of substance abuse will be permitted to work in a position critical to the safety and well being of employees, the public or ExxonMobil.

Guiding principle:

ExxonMobil is committed to maintaining high standards of safety, health and environmental care. We comply with all applicable environmental laws and regulations, and apply reasonable standards where laws and regulations do not exist. Energy and chemicals are essential to economic growth, and their production and consumption need not conflict with protecting health and safety or safeguarding the environment. Our goal is to drive injuries, illnesses, operational incidents and releases as close to zero as possible.

We care deeply about how our products and operations affect our employees, neighbors and customers. Our products, properly used, provide great benefit to society. We know our neighbors have a direct interest in how well we operate.

While our operations do involve risks, such risks can be substantially reduced if managed properly. We spend considerable time, effort and money to do so.

Valdez: reflections on learning and improving

We have learned from the events of the 1989 Valdez oil spill. It was a terrible accident everyone in our company regrets. From the onset of the event to today, we have accepted responsibility for the accident and sought to mitigate its impacts. As a result, we committed to build into the fabric of our company a continuous improvement program to make what were already industry-leading environmental protection policies pre-Valdez even stronger. We have helped establish and fund a worldwide network of oil spill cooperatives and stockpiled our own equipment for rapid response. Moreover, we have continued and expanded our research on dispersants and bioremediation techniques to speed environmental recovery should a spill occur.

Most important, we initiated a comprehensive program — Operations Integrity Management System (OIMS) — to manage risk and help prevent all types of incidents in the future. Today OIMS has become the respected benchmark approach for the prevention of incidents.

OIMS provides a framework for meeting our commitments to the highest operational standards of safety, health, product safety and environmental protection. OIMS has been updated to comply with the 1996 guidelines set by the International Standards Organization (ISO), which developed standards for environmental management systems (ISO 14001). In verifying ExxonMobil compliance with the standards of ISO 14001, Lloyd's Register Quality Assurance noted in 2001 that


ESSO

Emergency response drills such as this fire response exercise at a liquefied petroleum gas terminal in Thailand are designed to be as realistic as possible.

"We further believe ExxonMobil to be among the industry leaders in the extent to which environmental management considerations have been integrated into its ongoing business process."

Safety and Health

ExxonMobil leads industry in workplace safety

Despite the safety challenges inherent in the work we do, our safety record — both for employees and contractors — is consistently better than the petroleum industry average and continues to improve.

Such safety performance is not the result of happenstance or luck. It's the result of management and employee commitment and accountability. Throughout ExxonMobil operations, safety standards are established, jobs are analyzed, and potential problems and risks are identified. The focus is on recognizing and eliminating hazards before they cause an accident.

Workplace safety also includes protecting the health of employees and contractors working in potentially dangerous environments. In developing countries where ExxonMobil has operations, we've funded programs to combat such health problems as malaria and AIDS.

Safety improvements continue

ExxonMobil achieved another year of safety improvement in 2001, continuing our pacesetting performance within the industry.

The principal measure of worker safety is the Lost-Time Incident Rate, which we use throughout our operations. It quantifies worker absences due to job-related injury or illness. Lost time is expressed in relation to 200,000 work hours, which roughly equates to 100 people working 40 hours per week for one year.

Lost-Time Incident Rate



Lost-Time Injuries and Illnesses per 200,000 Hours Worked
1.0
0.8
0.6
0.4
0.2
0.0
Petroleum Industry Benchmark
94
95
96
97
98
99
00
01
Employees
Contractors

Total Recordable Incident Rate



Total Recordable Injuries and Illnesses per 200,000 Hours Worked
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Petroleum Industry Benchmark
95
96
97
98
99
00
01
Employees
Contractors

Our incident rate for 2001 was 0.09. Our contractor rate was 0.13. Both rates are substantially below the average of the top 75 companies working in the petroleum industry.

We constantly seek to manage the work environment to prevent all injuries, and believe that involving every manager, employee and contractor will eventually make it possible to achieve zero job-related injuries.

Our ongoing operations and new facilities construction projects collectively employ about 200,000 workers (employees and contractors). A major disappointment was the three employee and 10 contractor fatalities we had in 2001. Seven of the fatalities involved motor vehicle or related equipment. According to the U.S. National Safety Council, about 70 highway and home fatalities occur annually in a comparable population.

Although fatalities in 2001 were one-third the level of 1995 and lost-time incidents were one-fifth, we will not be satisfied until we have created a work environment free of injury.



Crews recover air-gun floats during a seismic survey in Australia's Bass Strait. ExxonMobil's Geophysical Operations Group has completed seven years and 15 million project hours without an employee or contractor lost-time injury.

How OIMS works

The OIMS process requires continuous evaluation and improvement of management systems and standards. OIMS establishes a common language for discussion and internal sharing of successful systems and practices among different parts of ExxonMobil's business.

The OIMS framework comprises 11 elements, each with clearly defined expectations that every operation must fulfill. Management systems put into place to meet OIMS expectations must show documented evidence of the following five characteristics:

- The scope must be clear and the objectives must fully define the purpose and expected results;
- Well-qualified people are accountable to execute the system;
- Documented procedures are in place to ensure the system functions properly;
- Results are measured and verified that the intent of the system is fulfilled; and
- Performance feedback from verification and measurement drives continuous improvement of the system.

OIMS requires each operating unit to be assessed by experienced employee teams from outside that particular unit approximately every three years. Self assessments are required in the other years.

During 2001, more than 70 such outside teams assessed performance at about one-third of all ExxonMobil operating units. This level of activity occurs annually.

OIMS elements in action

1. Management, leadership, commitment and accountability.
Employees at all levels are held accountable for safety, health and environmental performance.

Example: Throughout our chemical business, employees annually develop personal safety work plans. Members of senior management share their plans broadly within their organizations.



2. Risk assessment and management.
Systematic reviews evaluate risks to help prevent accidents from happening.

Example: A risk assessment in Africa revealed that vehicle fatalities were 30 times higher than in Europe and the U.S. An ExxonMobil driver training program has led to dramatic improvements.





3. Facilities design and construction.
All construction projects from small improvements to major new expansions are evaluated early in their design for safety, health and environmental impact.

Example: A focus on facilities design has improved energy efficiency by 37 percent at our refineries and chemical plants.

4. Information and documentation.
Information that is accurate, complete and accessible is essential to safe and reliable operations.

Example: In Africa, the fuels and lubes business electronically cataloged country and local procedures to allow access to best practices by all parts of the organization.

5. Personnel and training.
Meeting high standards of performance requires that employees are well trained.

Example: Employees were hired well ahead of the start-up of a major new plant in Singapore to allow time for completion of rigorous training and certification.



6. Operations and maintenance.
Operations and maintenance procedures are frequently assessed and modified to improve safety and environmental performance.

Example: At Imperial Oil's production operation in Alberta, Canada, flaring and venting of natural gas have been reduced by 69 percent over the last five years as a result of new procedures.



7. Management of change.
Any change in procedure is tested for safety, health and environmental impact.

Example: After equipment maintenance and replacement at refineries such as the Torrance, California Refinery, engineers review all changes to confirm that all operating procedures and guidelines are still correct before start-up.

8. Third-party services.
Contractors are important to safe operations.

Example: Our 25 geophysical services contractors – working in 20 countries – have worked seven years without a lost-time injury.



9. Incident investigation and analysis.
Any incident, including a "near miss," is investigated.

Example: Operations around the world share incident investigation results in a common database to allow key learnings to be broadly shared.

10. Community awareness and emergency preparedness.
Good preparation can significantly reduce the impact of an accident.

Example: Like other company business units, ExxonMobil's International Marine Transportation (IMT) affiliate routinely conducts emergency response drills. This training paid off in 2001 when we were called upon to help four non-company vessels in distress.





11. Operations integrity assessment and improvement.
A process that measures performance relative to expectations is essential to improved operations integrity.

Example: At ExxonMobil's European region offices in Brussels, Belgium, teams of experts measure OIMS effectiveness and use the findings to plan future improvements in operations.

Milestones

- Our Malaysian upstream affiliate achieved its [illegible] consecutive year [illegible] time injuries. [illegible] employee-contractor [illegible] affiliate has logged [illegible] 22 million work hours since its last lost-time injury.
- Our Baton Rouge [illegible] Chemical Plant achieved [illegible] million work hours without a lost-time injury. The adjacent ExxonMobil refinery completed [illegible] million work hours without a lost-time injury.

Environment

Environmental performance continues to improve

At each of our facilities we track oil and chemical spills, air emissions, water discharges and waste disposal. We closely monitor marine vessel spills.

As shown in the charts below, our emissions continue to decline. The trends in spills and environmental regulatory compliance also are favorable.

Addressing climate change risk

We recognize that the risk of climate change and its potential impacts on society and ecosystems may prove to be significant. While research must continue to better understand these risks and possible consequences, we will continue to take tangible actions and work with others to develop effective long-term solutions that minimize the risk of climate change from energy use without unacceptable social and economic consequences.

Overall, we believe that steps to address climate change should include:

- Scientific research to improve understanding of climate change and its potential risks;
- Implementing economic steps to reduce greenhouse gas emissions now; and
- Research on innovative, advanced technologies that have potential to dramatically reduce emissions in the future. We are actively engaged in this type of research to meet customer demand for new, affordable and environmentally improved products.

Greenhouse gas emissions

The charts on page 12 show ExxonMobil's global greenhouse gas emissions. We've worked for several years to establish reliable internal procedures to measure and understand such emissions. We've also worked with others in the industry to

Regulatory Compliance


Environmental Regulatory Compliance
Number of Penalty Assessments
250
200
150
100
50
0
97
98
99
00
01

Spills


Marine Spills (Operated Fleet)
Number of Spills
25
20
15
10
5
0
96
97
98
99
00
01
Marine (Less than 1 barrel)
Marine (Greater than 1 barrel)

Air Emissions from Operations


Nitrogen Oxide Emissions
Percent Change in Emission Rate from Base Year
0
-10
-20
-30
-40
-50
Worldwide Refining
Worldwide Chemical
U.S. Refining
93
94
95
96
97
98
99
00
01

Emission Rate Bases *(amount per 100 tonnes of throughput)*
1993: U.S. Refining = 0.034 tonnes NOx
1993: Worldwide Chemical = 0.070 tonnes NOx
1998: Worldwide Refining = 0.026 tonnes NOx


Volatile Organic Compounds Emissions
Percent Change in Emission Rate from Base Year
0
-10
-20
-30
-40
-50
-60
-70
-80
Worldwide Refining
Worldwide Chemical
U.S. Refining
93
94
95
96
97
98
99
00
01

Emission Rate Bases *(amount per 100 tonnes of throughput)*
1993: U.S. Refining = 0.028 tonnes VOC
1993: Worldwide Chemical = 0.130 tonnes VOC
1998: Worldwide Refining = 0.033 tonnes VOC


Sulfur Dioxide Emissions
Percent Change in Emission Rate from Base Year
0
-10
-20
-30
-40
-50
-60
-70
-80
Worldwide Upstream
Worldwide Refining
U.S. Refining
Worldwide Chemical
93
94
95
96
97
98
99
00
01

Emission Rate Bases *(amount per 100 tonnes of throughput)*
1993: U.S. Refining = 0.055 tonnes SO_2
1993: Worldwide Chemical = 0.022 tonnes SO_2
1998: Worldwide Refining = 0.083 tonnes SO_2
1998: Worldwide Upstream = 0.029 tonnes SO_2



Efficiency improvements at ExxonMobil refineries and chemical plants have reduced energy use, thereby reducing emissions of greenhouse gases.

develop common measurement techniques and to understand and benchmark emissions from comparable operations.

We believe it's important for companies to understand the greenhouse gas emissions created from their activities. For that reason, we advocate development of reliable, accountable procedures to measure and report greenhouse gas emissions through a registry. Today ExxonMobil can provide reliable information only for business activities that we operate. However, we are working with governments and industry associations to promote development of procedures for mandatory reporting by all businesses, so that in the future we can report emissions for activities we operate and also those in which we share ownership with others.

Our total emissions exceed those of smaller petroleum companies simply because our operations are bigger. However, when scaled to the volume of oil, gas, chemicals and products that we produce, our emissions are similar to those of our competitors. Despite increases in production volumes and product sales over the last several years, total emissions have

Making things better

We're taking important steps to bolster ExxonMobil safety, health and environmental performance:

- *Our U.S. refineries voluntarily reduced so-called TRI emissions by 23 percent during 2000*, bringing the level of these emissions to just 34 percent of the 1988 baseline.*
- *Many ExxonMobil operations now apply behavior-based safety programs to reduce injuries. These programs include job task observations to help make safe behavior a habit and to address factors that cause unsafe behavior.*
- *The application of our new* Passenger and Service Vehicle Management Guide *helps improve safety among employees and contractors whose responsibilities include frequent driving.*
- *Together with the International Petroleum Industry Environmental Conservation Association, ExxonMobil leads the initiative to eliminate lead in gasoline in sub-Saharan Africa.*
- *We're applying new technology to reduce the flaring of natural gas. For example, at facilities in Scotland that support North Sea offshore production, we installed a flare gas recovery compressor and waste gas boiler that together reduce flaring by 90 percent.*

**Most recent data available at time of publication.*

essentially remained flat. Lower energy consumption in refineries and chemical plants helped offset a rise in carbon dioxide emissions in 2001 due to increases in development drilling and production flaring.

We work with automobile manufacturers and others to make the use of our products more efficient. This is critical because greenhouse gas emissions from the use of oil in the global economy occur predominantly (87 percent) from end-users, and less (13 percent) from operations of the oil industry. We have ongoing research programs with General Motors, Toyota and others to develop new technologies to reduce future greenhouse gas emissions.

Our efforts to measure and understand operational greenhouse gas emissions and to develop and utilize advanced technologies reflect a two-decade effort to establish a sound scientific, technical and economic basis to address climate change concerns.



ExxonMobil scientists Dr. Brian Flannery and Dr. Haroon Kheshgi have authored more than 40 published papers on scientific, technical, economic and policy aspects of climate change. Both served as lead authors in the recently completed United Nations' Third Assessment Report of The Intergovernmental Panel on Climate Change.

ExxonMobil Cogeneration Capacity (MW)


Megawatts of Electricity
3,000
2,500
2,000
1,500
1,000
500
0
Residential Households*
960,000
800,000
640,000
480,000
320,000
160,000
0
Pre-70
70-74
75-79
80-84
85-89
90-94
95-99
00-01

*Number of typical U.S. residential households that could be served by the additional energy captured through the improved efficiency resulting from our cogeneration assets.

Energy efficiency improved 35 percent

Since the energy crisis of the early 1970s, we have focused on becoming more energy efficient in our operations. In fact, between 1973 and 1998 we have improved energy efficiency in our refineries and chemical plants by more than 35 percent. The energy saved over that 25-year period is equal to all the gasoline consumed by European drivers for two years. Moreover, this energy savings has the effect of avoiding carbon dioxide emissions equal to the total emissions of the United Kingdom in 1998.

Two ongoing ExxonMobil initiatives contribute significantly to reducing greenhouse gas emissions from our operations.

First, we use cogeneration facilities that can supply 2,700 megawatts of electricity, accounting for over 40 percent of our total power-generating capacity. This

Greenhouse Gas Emissions


Million Tonnes
140
120
100
80
60
40
20
0
00
01
Other CO2 and Methane
Chemical CO2
Refining CO2
Upstream CO2

Greenhouse Gas Emissions


Tonnes of Emissions per 100 Tonnes of Production
80
70
60
50
40
30
20
10
0
Worldwide Chemical
Worldwide Upstream
Worldwide Refining
98
99
00
01



A male Attwater's prairie chicken inflates its orange neck sac as part of the bird's mating ritual. ExxonMobil donated habitat and funds to establish a sanctuary that shelters this bird that is threatened with extinction.

cogeneration reduces carbon dioxide emissions by almost seven million tonnes a year from what they would otherwise have been.

Second, we've extended our efforts in energy efficiency by applying our Global Energy Management System (G-EMS), an approach that reduces energy use, emissions and operating costs at ExxonMobil refineries and chemical plants. Opportunities have been identified to further improve energy efficiency by 15 percent, lowering emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and other gases.

Energy efficiency savings over the next several years will help further reduce air emissions and greenhouse gases per unit of production.

Nurturing biodiversity

We all have a responsibility to be concerned about sustaining the world's biological diversity (biodiversity). Working with worldwide conservation associations, we seek to preserve habitats that will allow species to flourish. Some of our efforts have included donation of critical habitat to support species such as the Attwater's prairie chicken, to ensure turtle preservation and to actively participate in reforestation efforts by planting more than two million trees in the last five years.

ExxonMobil also has focused on our Save the Tiger initiative. Because of our long history with these magnificent animals as a corporate symbol, we feel a special obligation to ensure their survival.

Sustainability: managing for today and tomorrow

Sustainability is a critical consideration in how we operate the company.

We recognize the importance of sustainable development, a process that seeks to protect the aspirations of future generations.

As a major energy supplier, we seek to maximize the contributions we make to economic growth, environmental protection and social well-being over the long run.

Through the use of advanced technology, we have continued to add to the known reserves of oil and gas at a greater rate than they have been depleted, greatly extending the time period when affordable petroleum resources can meet the world's demand for energy. We believe this approach to be consistent with sustainability.

Our research and technology have enabled energy producers and consumers to improve efficiency and to reduce carbon dioxide and other emissions. Our operations continually seek ways to reduce the footprint that we leave.

We are working on ways to bring our science and technology expertise to energy-related solutions that are technically and economically viable.

We also consider the impacts of our operations on habitats and look for ways to meet our business needs without damaging habitats. We will continually look for opportunities to demonstrate that oil and gas development and biodiversity can be mutually sustained.

Science and technology research delivers improvements

ExxonMobil conducts extensive research relating to safety, health and environmental issues. We are working to improve our manufacturing processes, reduce wastes, minimize our footprint, improve operating standards and ensure the safety of our products.

Nearly 500 employees are engaged in safety, health and environment-related science and technology research.

Much of our environmental research focuses on new ways to remove nitrogen compounds from air and water emissions.

Our extensive testing of products provides information on the properties and potential risks to employees, consumers and the environment. Much of the work is done at laboratories of ExxonMobil Biomedical Sciences, Inc. (EMBSI) in New Jersey.

EMBSI provides services in toxicology, occupational and public health, and product stewardship to affiliates worldwide.

Its 160-member staff of industrial hygienists and medical professionals assists employees and contractors through the occupational health network. This network assures that health and safety standards are applied worldwide.

We developed systems to reduce safety incidents by including human factors in engineering projects. We are encouraged by positive safety results in recent major construction projects.


Mobil
Superflo

Barbara Kelly prepares to test the biodegradability of a synthetic fluid. The ping-pong balls serve as a barrier to minimize water evaporation.

Our highly automated plants use sophisticated alarms to alert personnel of operational upsets. We have worked with Honeywell for many years to make these systems highly reliable and easy to monitor. We've also co-developed with Akzo Nobel a new refining technology (*SCANfining*) that selectively removes sulfur during the gasoline manufacturing process.

Safety performance is important in its own right. But it also reflects a discipline that carries over into everything we do, including protecting the environment and satisfying customer needs for energy and petrochemicals.

Recognition for outstanding performance

- The U.S. Department of the Interior awarded its 2001 National Safety Award for Excellence and its Corporate Citizen Award to ExxonMobil. The SAFE Award cited the company's safety and operations record at offshore facilities in the Gulf of Mexico and offshore California. Minerals Management Service Director R.M. Burton has called recipients "the best of the best."
- ExxonMobil's international marine shipping subsidiary — IMT — won the British Safety Council's Sword of Honor for its world-class safety system and integration of best practices throughout the organization. The group also won the Royal Society for the Prevention of Accidents highest award. The shipping organization has logged more than two million work hours without a lost-time injury.



ExxonMobil's SeaRiver Maritime has been honored for two consecutive years by the State of Washington for exceptional compliance with the state's voluntary standards for safety and environmental protection. Shown at the award presentation are (from left) Paul Revere, president of SeaRiver Maritime; Tom Fitzsimmons, Director of Washington's Department of Ecology; and U.S. Coast Guard Rear Admiral Erroll Brown.



A comprehensive commitment to safe operations by employees like Nazri Ason helped ExxonMobil's Malaysian affiliate achieve two consecutive years of zero lost-time injuries.

- A loss prevention system at the Campana Refinery in Argentina earned *Esso* the Argentinean Institute of Petroleum and Gas Safety Award.
- Two ExxonMobil employees, Linda Williamson and Mark Hidalgo, received the Outreach Award from the National Voluntary Protection Program Participants Association in 2000 and 2001, respectively. The annual award honors a single individual for his or her efforts to improve worker safety and spread the cooperative approach of the U.S. Occupational Safety and Health Administration program.
- ExxonMobil Canada received the 2001 VCR Upstream Oil and Gas Leadership Award for reducing emissions and improving energy efficiency. Since 1994 the company cut its energy consumption by an amount that would heat more than 43,000 homes for one year, and reduced CO_2 emissions by approximately 580,000 tonnes. During this period production increased 30 percent. VCR is a partnership of government agencies, industrial companies and other organizations.
- The Chamber of Shipping of America awarded its Devlin Award to 21 ExxonMobil marine transportation vessels. The Devlin Award recognizes vessels that have operated two years or longer without a lost-time injury.
- The U.S. Coast Guard presented its prestigious William M. Benkert Gold Award of Excellence for marine environmental protection to ExxonMobil's U.S. marine transportation affiliate, SeaRiver Maritime. The company also secured the Washington State Department of Ecology Exceptional Compliance Award for high standards of operations and oil spill prevention. The company is the first to be recognized by the State of Washington for exceptional compliance.
- Our chemical joint venture with Saudi Basic Industries Corporation in Al-Jubail, Saudi Arabia was recognized for safety excellence by the Construction Users Roundtable.
- The Thailand Ministry of Science, Technology & Environment presented its Outstanding Energy Conservation Award to the *Esso* Sriracha Refinery.



Linda Williamson, an employee at the Hull, Texas LPG storage facility, and Mark Hidalgo, an employee at the Beaumont, Texas Refinery show the awards they received for their efforts in promoting safety in the workplace.

Guiding principle:

We pledge to be a good corporate citizen in all the places we operate worldwide. We will maintain the highest ethical standards, comply with all applicable laws and regulations, and respect local and national cultures.

We continue our long tradition of improving the communities where we operate by improving health programs and education and by creating jobs, which leads to prosperity. We want to help develop prosperous, stable communities — not only because they're good places to do business, but because we care about our neighbors and the places we call home.

We listen to our neighbors who have opinions and concerns about the impact of our business on communities around the world and respond to their ideas.

This engagement and dialogue with customers, neighbors, governments and non-governmental organizations is the foundation of the associated community and social support programs we undertake. These latter activities include efforts to improve education, the environment and health care. We fund museums and the arts. We support community service groups, particularly those that help underprivileged or under-represented populations.

We recognize that there are many ways to do things and we respect the rights of local populations to set their own course.



ExxonMobil's most important contribution to society is providing competitively priced energy in a safe and environmentally responsible manner.

Doing our job well is the priority
ExxonMobil achieves the greatest good for society when we do our job well. That job is producing oil and natural gas and providing energy and chemical products — such as fuels, lubricants and plastics — at competitive prices in a safe and environmentally responsible manner.

That's our key role in society. In fulfilling it, we achieve much good for many people. We provide jobs in the countries and territories where we operate. We generate tens of billions of dollars in tax revenue for governments. Our operations help developing nations improve their economies, and therefore the lives of their citizens. Our energy supplies help increase productivity worldwide. And our chemical products help improve everything from children's car seats and food packaging to consumer products and tires.

The link between energy and economic growth
Since the dawn of the Industrial Age, energy use and economic growth have been closely linked. Even with the latest advances in energy-saving technology, a growing economy requires energy for more houses, schools, hospitals and office buildings that must be constructed, furnished, heated and cooled.

Adding value to communities
With operations spanning the globe, ExxonMobil generates sizable revenue — approximately $213 billion in sales. Where does that money go? Who benefits?

Energy and Economic Growth Are Linked


Percent Annual Rate of Growth
70 75 80 85 90 95 00
World Economic Growth
Energy Consumption

Source: ExxonMobil estimate

The Multiplier Effect – U.K. Example


Percent of Jobs
Induced Jobs
Jobs induced when income earned in the industry and the supply chain are spent
Indirect Jobs in Supply Chain
Direct Offshore Oil & Gas Industry Jobs
1998

Source: Oil & Gas Employment-May 2001
A report by Cogentsi & PACEC, commissioned by the U.K. Offshore Operators Association (UKOOA), to estimate the number of jobs supported by U.K. Oil & Gas industry.

The largest beneficiaries are the companies — and their employees — that provide materials and services to us. Governments also receive significant funds in the form of taxes. In 2001, ExxonMobil paid $65 billion in taxes, an amount that is more than double the total of payments to employees, dividends to shareholders, business reinvestment, and research and development costs.

The multiplier effect

Major investments and payments for materials to local companies create benefits that cascade through the economies where we do business. These expenditures result in direct and indirect job creation. According to a 2001 report by Cogentsi & PACEC, a U.K. consulting firm, for every 10 petroleum industry jobs created, 90 others are required to provide direct and indirect services.

Poverty: greatest enemy of the environment

People in the poorest countries have the same basic needs as people anywhere. But their energy choices are limited so they often cut down forests to have fuel for cooking and heating. Where wood is scarce, they use animal waste. Locally mined coal may be burned in open stoves and crude furnaces. These fuels exact a cost in poorer health from smoke, soot and waste-borne diseases as well as deforestation. The World Health Organization reports that more than four million children in the developing world die annually from respiratory infections, a substantial portion of which are caused by indoor inhalation of smoke and soot from non-petroleum fuels.

As incomes grow, petroleum and natural gas fuels become available and choices improve. These fuels are cleaner burning and easier to obtain and handle. They increase agricultural productivity and reduce the need to cut down forests for fuel.

As societies develop, they are better able to provide both economic growth and environmental improvement. Emerging economies need not reach a U.S. level of income before they realize improvements such as low-emission autos and fuels, factories and power plants. For example, when the government of Thailand wanted to reduce vehicle emissions to improve air quality, ExxonMobil introduced advanced sulfur reduction technologies for motor fuels.

Distribution of ExxonMobil Revenue – 2001

(Billions of U.S. Dollars)


225
200
175
150
125
100
75
50
25
0
Other
32
Materials and Services
116
Government Taxes
65
Research and Development
0.6
Invested in Business
10.0
Shareholders (Dividends)
6.3
Share Repurchase and Interest
6.3
Employee Compensation and Benefits
8.4

Good works in Africa

A major project in Chad and Cameroon illustrates how communities benefit when ExxonMobil fulfills its basic role of developing energy. Both these African nations are among the world's poorest. Working with the World Bank, ExxonMobil and its partners are investing $3.5 billion to produce oil in Chad and move it by pipeline to the west coast of Cameroon for export. Local employment is currently 9,500 people, 85 percent of whom are Chadian or Cameroonian. The project will provide billions in royalties and taxes. Of this income paid to governments, 85 percent will be used for social programs to help local citizens.

Planned projects include creation of new health facilities, schools, water supplies and two new national parks.

ExxonMobil health professionals are working to improve health conditions. Ten thousand persons received screening for sleeping sickness and 20,000 mosquito nets were distributed. Polio vaccines were made available and we're funding scholarships to train 30 local nurses.



Students at rural schools in Malaysia now have access to Internet-based education tools thanks to funding provided by ExxonMobil.

Our pledge on human rights

ExxonMobil condemns the violation of human rights in any form. Our *Standards of Business Conduct,* which is the foundation policy for the Corporation, sets the tone for the conduct of our business in each ExxonMobil location around the world. We believe that the *Standards of Business Conduct* are consistent with the spirit and intent of the principles set forth in the Universal Declaration of Human Rights, to the extent that the provisions of this Declaration adopted by governments are relevant to private entities.

We contribute to furthering human rights by enhancing economic and social well-being. We support numerous community-based initiatives around the world to develop institutional capacities in health and education, areas considered fundamental to the universal enjoyment of human rights.

We recognize that security and respect for human rights can and should be consistent. The promulgation of the Voluntary Principles on Security and Human Rights by the governments of the United States and the United Kingdom is an affirmation of the constructive role business can play in protecting human rights.

We believe our stand on human rights sets a positive example for governments in the countries in which we operate. In countries beset by local insurgencies and armed conflict, we have made it clear that we condemn all human rights violations. We have dealt with these issues for many years and believe our efforts have improved the quality of life in these communities.

Bribery and corruption prohibited

ExxonMobil's longstanding ethics policy prohibits bribery and corruption. All employees and agents of the Corporation are required to comply with the ethics policy and applicable laws.

Engagement with governments

The nature of our work is important to many countries because of the linkage to economic development. In many cases, oil and gas resources are a national asset managed by the government itself.

As guests of national governments, we can do things that both help improve historical practices and promote more citizen involvement. We seek to improve the lives of individuals by helping them help themselves and by engaging with communities and host governments. Our efforts can play a catalytic role in getting people started, in training and giving initial support to small business owners, in obtaining access to micro-finance for new enterprise, and in generating jobs and hope for young people.

Fighting to end malaria
Dr. Steven Phillips, International Medical Director for ExxonMobil, says malaria is one of the world's most devastating diseases. "Despite being preventable and curable, malaria kills more than a million people each year, with most of these deaths occurring in Africa," he says.

To fight this lethal disease, we help fund Roll Back Malaria, a program launched by the World Health Organization, United Nations agencies (UNICEF, UNDP), the World Bank, and the governments of several malaria-infected countries. Roll Back Malaria promotes the use of insecticides, new technology and medicines to control and treat the deadly disease.

We work with governments and others on an enhanced control program in at-risk regions where we operate, such as Angola, Cameroon, Chad, Equatorial Guinea and Nigeria. We also fund programs such as the Harvard Malaria Initiative and Medicines for Malaria, which focus on developing new anti-malarial drugs through private-public research partnerships.

Annual Deaths from Malaria


4.0
3.0
2.0
1.0
0.0
Millions
World
Africa
Asia
Central and South America
1900
1930
1950
1970
1999

Source: Roll Back Malaria; R. Carter

In an effort to reduce the spread of AIDS in Africa, the company is working with local communities to strengthen HIV education and prevention programs. ExxonMobil joined in a public-private partnership in Angola that supports a variety of community-focused HIV/AIDS education and prevention strategies. In Chad and Cameroon, programs to prevent and mitigate the effects of HIV/AIDS are part of our World Bank-approved environmental management plan. In supporting such public health initiatives, our goal is to work with governments and non-governmental organizations to ensure that the benefits of oil and gas development will contribute to lasting improvements in health status throughout the developing world.

Education around the world
As a science- and knowledge-based company, ExxonMobil supports education programs in most of the communities where it operates.

In the U.S. we focus on improving mathematics, science and engineering education, with particular emphasis on creating opportunities for minorities and women. We are the largest supporter of the National Action Council for Minorities in Engineering.

We have provided schools with computers, Internet connections and teacher training in places as diverse as rural Malaysia, Brazil and Sakhalin Island in Russia. In Azerbaijan we have helped translate and distribute textbooks, dictionaries and encyclopedias. In the United Kingdom, the ExxonMobil Growing School Links Program helps schools with a variety of science, math and environmental education initiatives.

Building business skills in Nigeria

An ExxonMobil affiliate in Nigeria is partnering with the World Bank's International Finance Corporation (IFC) to support micro-enterprise development and provide small business skills training through IFC's STEP project (Support and Training Entrepreneurship Program). Employing recent Nigerian university graduates and giving them specialized business training, STEP markets its services for a modest fee. Services include skills training for youths and small business support and advisory services for the micro-enterprise sector. Everything from basic stock-taking, accounting and marketing to small entrepreneurial and co-operative ventures is covered. Among recipients of STEP services are small market traders, produce sellers, fishermen, farmers, tailors, potters and shoemakers.

Junior Achievement receives not only financial support but also active employee volunteer involvement for its work in several African nations, as well as in Asia and the U.S.

Building local capabilities
Some countries where we do business are extremely poor and lack infrastructure and other advantages that may be present in other countries. As we do our work, we often contribute to improvement in the local economy.



Among ExxonMobil's many community assistance programs in Africa is an initiative that brings piped water to rural residents.

A [illegible] focus for us is promoting the [illegible]. We also emphasize our [illegible] of locally hired employees [illegible].

> ### Chad-Cameroon: The largest public consultation in Africa
>
> *During the course of project planning for Chad oil production and the pipeline to Cameroon, there was extensive environmental planning and public consultation. This included over 900 public consultation meetings in more than 300 villages in the oil field area and pipeline route.*
>
> *As a result of these discussions, there were pipeline route changes to [illegible] Pygmy villages, [illegible] and environmentally sensitive habitats. Compensation [illegible] crops lost during [illegible] for resettlement.*

Our training of local employees and contractors helps build capacity and competency for economic growth. As a pacesetter in developing and using leading-edge technology and processes, we must invest in the abilities of individuals who perform such tasks as monitoring pressures within a complex refinery, working on a drilling platform, or driving a gasoline tank truck through a crowded city. Such training and work experiences not only enhance employees' competencies, they increase the growth capacity of the local economy.

Working with local residents

Most often our work with local communities involves our role as a supplier of fuel products or our operation of local facilities. At virtually all of our facilities, we have ongoing community dialogue in the normal course of doing business. At our major facilities — refineries, chemical plants and fuel product terminals — we generally have more formal programs to facilitate community relations outreach. These activities vary from place to place as the needs, desires of local residents and the requirements of local governments vary.

> ### Helping communities in trouble
>
> *Calamity can befall any community. ExxonMobil has a record of moving quickly to assist in these special circumstances, with financial contributions, collections for the homeless and providing people, equipment or fuel to help rebuild damaged infrastructure. We have assisted residents of Central America recover from Hurricane Mitch by helping rebuild water supplies, donating fuel for rescue helicopters and for shipping critical supplies on tankers. Also, ExxonMobil and its employees provided help to citizens of Lagos, Nigeria suffering from an explosion and fire at a local armory, and to residents of Houston, Texas faced with severe flooding. Most recently, in our first global disaster relief effort, ExxonMobil and its employees contributed $21 million to assist families affected by the September 11 attacks on New York and Washington.*
>
> *ExxonMobil and its employees have a long tradition of generous support to the United Way and other community service organizations. In addition to financial support, our employees also are active volunteers in their communities, assisting all manner of educational and community service organizations.*

Our community outreach process can be new to some countries. Involving the community in the early stages of project development ensures that local issues are recognized and addressed. Discussions with local residents about environmental



Orange orchards border the company's Wakayama Refinery south of Osaka, Japan. Beginning more than 30 years ago, ExxonMobil and neighboring farmers organized the Orange Orchard Patrol. Individual trees are selected for special monitoring.

risk mitigation plans often enhance community relationships and create trust.

Partnering with minority-owned and women-owned businesses

ExxonMobil believes supporting minority-owned and women-owned businesses builds stronger communities and produces solid business results. In 2001 our U.S. minority-owned supplier spending was $200 million and U.S. women-owned supplier spending also was $200 million.

In the U.S., we fund scholarships for minority suppliers to attend the University of Virginia's Darden School of Business and Northwestern University's Kellogg Graduate School of Management.

ExxonMobil has twice received the National Minority Supplier Development Council's Corporation of the Year Award, and ExxonMobil Chairman Lee Raymond received the organization's Leadership Award.

Transferring skills and technology

ExxonMobil investments in oil and gas projects in developing economies bring many benefits to those communities. One of the most important is the transfer and development of skills and technology.

A prime example can be found in Malaysia, where an ExxonMobil affiliate works in partnership with Malaysia's national oil company, Petronas.

Malaysia Shipyard and Engineering (MSE), an independent Malaysian company, was formed in 1973, and its first oil and gas job was building living quarters for an offshore platform operated by ExxonMobil. "Later we began building platform jackets and sophisticated process modules," says Abdul Rahim Abdul Rahman, MSE's chief executive officer.

MSE now works for ExxonMobil on building components for five offshore platforms. Rahim recalls that in the early days, building facilities to ExxonMobil's safety and quality

Minority contributions

ExxonMobil supports the improvement of social, educational and economic opportunities for minority groups in the U.S. through contributions to the National Urban League, the National Association for the Advancement of Colored People (NAACP) and SER-Jobs for Progress. Funds establish career centers and technical certification programs.

Promoting community safety

An ExxonMobil highway safety inspection program in Africa found that one in every five contractor trucks failed to meet company standards. Failing trucks were rejected and a team of specialists launched the Road Transportation Safety Management System featuring defensive driving, hazardous materials handling, driver medical exams and performance reviews.

"Help Us Help" the children

Buy a liter of Esso *or* Mobil *fuel and part of the profit will directly assist a child in need. This retailer-led campaign is helping thousands of children in Central and South America and the Caribbean. A dozen campaigns have raised $1 million for substance abuse programs, medical equipment for burn victims, support for the blind, and earthquake recovery.*

standards posed a challenge for Malaysian workers. "But that's changed," he says. "Our workers can now fully meet those standards, which gives us the chance to compete internationally. Working with ExxonMobil has certainly benefited and nurtured us."

Involvement in the political process

ExxonMobil encourages active participation by all parties in the political process, consistent with local laws and customs, which vary widely around the world.

We believe the rights of citizens in a democracy include voting, contributing financially to the party or candidate of one's choice, keeping involved in political matters, serving in political bodies and campaigning.

The Corporation makes political contributions in Canada and the United States only where they are both permitted by law and approved by the ExxonMobil Board of Directors.

In addition, in the United States, ExxonMobil employees may voluntarily contribute to the ExxonMobil Political Action Committee which, in turn, provides support to political candidates.


Trees Planted by American Forests and ExxonMobil
Cumulative Planting in Millions
2.4
2.0
1.6
1.2
0.8
0.4
0
96
97
98
99
00
01



School children in the United Kingdom gathered seeds to grow tree seedlings as part of the *Esso*-sponsored Trees of Time and Place campaign. ExxonMobil is a major supporter of reforestation groups around the world including American Forests, which has projects underway in the U.S., Europe and Siberia.


Chinese New Year Delights!

The Singapore Chinese Orchestra performs at one of the monthly free outdoor concerts sponsored by Esso and the National Arts Council.

Medical care in Indonesia

For a quarter century, ExxonMobil has provided medical services to citizens living near our operations in North Aceh, Indonesia. More than two million people have received quality medical care from the company. We're now building a second Civic Mission Center to supplement the first facility, which cares for as many as 500 patients each day.

Sharing our views

The open exchange of ideas on public policy issues is a cornerstone of a free society. Because we believe our corporate perspective matters, we regularly share our ideas publicly in a variety of ways, including publication of opinion columns in *The New York Times* and *The Washington Post*. Participating actively in public debates on energy and business policy issues helps us keep communities informed about important energy matters that affect them.

Charitable contributions

ExxonMobil believes strongly in investing in the communities where we operate. As a company we contribute funds and, equally important, ExxonMobil employees contribute personally with their time and money.

In 2001 ExxonMobil contributed $126 million to community-serving organizations and projects worldwide. Our contributions built roads, schools, medical facilities, water lines, sewer systems and desalination plants. They funded health care initiatives, community centers and arts programs. They provided scholarships to students and grants to universities. The proportion of contributions outside the U.S. is rising, reflecting our increased project spending in developing countries.

In addition to direct contributions from ExxonMobil, we encourage our employees, retirees and their families to make their own contributions of time and money to nonprofit organizations. Through our Volunteer Involvement Program, more than 300,000 hours of volunteer time was provided to charitable organizations in the U.S. in 2001.

Total 2001 Giving $126 Million


Civic & Community Services ($43.3 million)
Higher Education ($24.6 million)
Pre-College Education ($13 million)
Health ($5.1 million)
Public Information & Policy Research ($5.7 million)
United Appeals & Federated Drives ($6.5 million)
Environmental ($8 million)
Arts ($19.7 million)

Guiding principle:

Success depends on our ability to consistently satisfy ever-changing customer preferences. We pledge to be innovative and responsive, while offering high-quality products and services at competitive prices.

Gasoline. Heating oil. Natural gas. Lubricants. Plastics. It's hard to imagine life without the products manufactured from petroleum and chemicals. They fuel our economies, heat our homes, and make our lives easier and more enjoyable.

ExxonMobil produces these products for consumers in every corner of the world. Each day we market about 95 million gallons of gasoline, 16 percent of the world's airplane fuel and 10 percent of the world's ship fuel.

Growing energy demand

In 1900 the world consumed about a half-million barrels of oil per day. Today's daily consumption exceeds 76 million barrels. Energy is produced in scores of countries. This diversity of supply is good news for consumers. Competition among countries keeps prices moderate and reduces the risk of a supply interruption.

Major Effort Required to Meet Global Demand


160
120
80
40
0
Millions of Oil-Equivalent Barrels per Day
1980
1990
2000
2010
Required New Production
Oil and Gas Demand
Existing Production

The challenge is to find more oil and natural gas because demand in 2020 could be as much as 50 percent higher than today. According to the International Energy Agency, about half the oil and gas we'll need in 2010 has yet to be put into production. To do this, the energy industry must develop new technology and invest as much as one trillion dollars. As our contribution to this challenge, ExxonMobil is currently undertaking some 90 major new development projects in 21 countries on five continents.

Technology to find new oil

We've taken the search for oil and gas to ever-harsher operating environments. New ExxonMobil technology allows us to produce oil in waters nearly a mile deep and hundreds of miles offshore. We believe so strongly in technology solutions that we maintain the industry's leading research capability, with some 1,900 scientists and engineers and $600 million spent in 2001 on energy-related research.

With the almost $9 billion we spent in 2001 on oil and gas exploration and development, the cumulative amount spent on such activities during the past 20 years reached $165 billion.

Making products better

Our fuels, motor oils, lubricants, waxes, plastics and chemical products are manufactured at 46 refineries and 54 chemical plants around the world.

We're drivers too

ExxonMobil is always looking for ways to help drivers have a better experience on the road and at its service stations.

Last year we completed an 18-month research project in 40 countries concerning attitudes related to life on the road. In an increasingly mobile world, people are pressed for time. There is frustration, congestion and aggressive driving. Having to stop for gasoline is necessary, but sometimes inconvenient.

"Despite the differences in geographic regions and cultures, the frustrations felt about driving were quite common — from Miami to Cairo to Sydney," said Stew McHie of ExxonMobil Fuels Marketing.

Drivers want a better experience when they do stop to refuel and refresh. So the company is working harder to offer products and services to meet this need, such as faster service, local directions, and cleaner facilities. The latest technology, such as SpeedPass, *is helping.*

In addition, in countries around the world we've launched a multi-year program to remodel stations and rebrand convenience stores to On The Run.



...chemicals have contributed to a 60 percent decline in bicycle injuries among children since the 1980s. A typical new car contains more than ... composites that lighten the load, thereby reducing fuel consumption and emissions.

... Air Emissions



Vehicle
Miles
Emissions

... based on U.S. EPA and EIA data

As vehicle engines have become more sophisticated, fuel specifications have become more complex. Producing cleaner-burning fuels has helped achieve remarkable improvements in urban air quality. For example, in the U.S. over the past 30 years, the number of vehicles has doubled and the number of miles driven has increased nearly 150 percent. In that same period, however, use of cleaner-burning fuels has helped reduce three key air pollutants. We continue to improve technologies that will allow production of even cleaner fuels in the future.

Since the 1970s, plastics have replaced some of the metal used in automobiles. The use of plastics has helped keep vehicle weights in check, thereby allowing for the addition of new features while improving fuel efficiency. Plastics also are used in such vehicle safety features as airbags and antilock brakes. The use of plastics also has increased opportunities for automobile part recycling.

Our plastics and other petrochemical products continue to improve. For example, a two-quart soft drink bottle now uses 25 percent less plastic than in 1977.



Every 92 minutes, an astronaut working outside the International Space Station slips out of scorching sunlight into frigid darkness. In less than a minute, the temperature outside his space suit plummets from 420 degrees Fahrenheit to minus 170 degrees. But his life-support system continues to operate flawlessly, thanks to a unique ExxonMobil synthetic grease designed to withstand such temperature extremes.

Today's lighter plastic grocery bags generate 80 percent less waste by volume than paper sacks.

Getting products to consumers

Retail customers know us by our familiar brand names: *Exxon, Esso* and *Mobil*. There are nearly 43,000 branded service stations in 118 countries, putting ExxonMobil in most neighborhoods of the world.

Because motorists want convenience, a growing number of our stores sell food and other convenience items. Technology advancements such as *SpeedPass* allow customers to purchase fuel without cash or credit cards.

Not all marketing-related improvements are visible to customers. Significant investments in improved environmental controls have reduced air and groundwater impacts at our stations. An increasing number of stations feature special equipment that captures and recycles gasoline vapors. Depending upon local soil conditions and environmental needs, gasoline may be stored in rustproof, double-walled fiberglass tanks with corrosion protection and emergency shut-off controls. To provide an additional measure of protection, we're testing advanced leak detection devices that allow monitoring at remote, centralized locations.

Quality second to none

Our products meet exacting specifications required by modern engines and equipment. Proprietary additives provide quick engine starts and peak performance, regardless of climate, altitude and driving conditions. Fuel quality is maintained by rigorous testing.

The quality of ExxonMobil products is critical. We provide aviation fuel to more than 700 airports around the world. Our lubricants used in the space program must perform perfectly every time. And ExxonMobil pharmaceutical-grade products are produced to the highest standards to ensure public health.

Product safety

We continually test our products to identify any potential risk to employees, customers or the environment. Most tests are conducted in our laboratories, including those of ExxonMobil Biomedical Sciences, Inc.

Product improvement

ExxonMobil is re-engineering today's fuels and researching tomorrow's consumer needs. Innovation is essential to the world's future and we plan to stay at the leading edge.

Conventional engines

Today's modern vehicles use computer-controlled injection and advanced pollution control equipment. To keep pace with


Mobil

"We conduct many tests to ensure our jet fuel is bright and clear and meets all specifications," says Arcindo Santos, ExxonMobil's supervisor at Guarulhos Airport in São Paulo, Brazil.

Clean fuels get cleaner

Lead: Historically, lead was added to gasoline to reduce engine knocking. In the 1960s the industry began reducing the volume of lead, and by the 1990s lead was eliminated from gasoline sold in the U.S. and Europe. Now ExxonMobil is working with others to remove lead from gasoline in all other parts of the world.

Sulfur: Engines in low-emission vehicles are sensitive to sulfur, an element that occurs naturally in crude oil. Following investments totaling several billion dollars, ExxonMobil is able to remove 98 percent of sulfur from gasoline. Work is underway to further upgrade our refineries to make fuel that's virtually sulfur-free. A new ExxonMobil/Akzo technology called *SCANfining* will be used to produce lower-sulfur gasoline by 2004 at five ExxonMobil North American refineries. *SCANfining* technology is being made available to other fuel producers.

customer needs, we have introduced new fuels, including reformulated gasolines in urban areas with special air quality needs.

Hybrid engines and fuel cells

Beyond conventional engines, we have been working with Toyota for many years on fuels requirements for recently introduced hybrid vehicles that combine gasoline engines and electric motors.

One of the most revolutionary of emerging technologies is the fuel cell. It promises high performance, near-zero emissions and fuel economy twice that of today's internal combustion engines. Fuel cells combine hydrogen and oxygen in a chemical reaction that creates electricity.

Cost remains a major challenge for fuel cell vehicles. The fuel cell stack or "engine" continues to cost about 10 times more than today's internal combustion engines. There also will be challenges in building the necessary infrastructure and developing technologies to allow safe storage of hydrogen. For these reasons, and others, many experts believe that it will be preferable to produce hydrogen onboard the vehicle via a small-scale reformer from a hydrocarbon liquid such as gasoline. We are working with General Motors and Toyota to develop a gasoline fuel processor for potential fuel cell-powered vehicles.

It is difficult to know how long it will take to make the transition to fuel cell vehicles. They will compete with continued improvements in conventional engine technology, and with the introduction of hybrids. The automotive industry has said that fuel cell vehicles could begin appearing in the market near the end of this


Flow field plates
Membrane electrode assembly
Fuel
Air
+
Electricity
-

Fuel Cell Stack

Fuel cells hold the promise of greater vehicle mileage and reduced emissions. ExxonMobil is working with General Motors and Toyota to improve fuel cell technologies.


Reformer
Fuel tank
Fuel cell stack
Regenerative braking system
Power controller
Battery
Electric motor

Toyota RAV-4 FCV

The Toyota RAV-4 test vehicle shows the major components of a fuel cell vehicle. The reformer converts the fuel to hydrogen, which flows to the fuel cell stack to produce the electricity that powers the motor. A battery could be included for start-up and to capture the energy from regenerative braking.



Mark Vanderlinden (center) demonstrates the production of *Exceed*-based polyethylene film for food packaging to representatives of Makoter, an ExxonMobil customer located in Slovenia.

decade. It could take longer for them to become a significant share of all vehicles on the road.

Renewable energy

Society may eventually be able to move away from its current reliance on fossil fuels and make greater use of other energy supplies. More than 20 years ago we were among the first and largest investors in solar and other alternate energy technologies.

Like others, however, we were unable to develop technologies that were cost-effective.

ExxonMobil encourages both research and development of all forms of energy. Given the world's increasing need for energy, there's a role for many different sources. Each should contribute to the extent it makes economic sense.

We expect the use of renewable energy will continue to grow. In the near term this is likely to center on their use in small

Electricity Costs


Cents per Kilowatt Hour — Indicative Range
45
40
20
15
10
5
0
Natural Gas
Coal
Hydro
Wind
Nuclear
Solar Thermal
Solar PV

economical niche markets. While this is underway, most experts such as the International Energy Agency believe that it could be many years before they can begin contributing significantly to our energy needs.

But at the current level of technology, renewable technologies still face significant cost and reliability disadvantages. Solar power costs eight to 10 times more than fossil fuel. It is attractive in some applications but remains non-competitive in most others. Some renewables are highly variable in their output and cannot store energy, which limits their reliability for base load or peaking power needs. There also will be difficult choices due to siting or safety issues, plus the enormous land use requirements for biofuels, wind and solar power in broad application.

Energy technology of the future must meet society's objectives for higher efficiency, cleaner air and reduced greenhouse gas emissions. The continued development of innovative technology is the path forward to solving global energy problems and promoting global prosperity.



Tom Stein heads ExxonMobil's product research, where new fuels are being tested for hybrid cars powered by both gasoline and electricity.


AUTOSERVICIO
Esso
On the Run
FACIL
RAPIDO
ECONOMICO

***Esso* was the first fuels retailer in Chile to introduce self-service. Uniformed attendants often are available to assist customers who want help.**

Guiding principle:

The exceptional quality of our workforce is a valuable competitive edge. To build on this advantage, we will strive to hire and retain the most qualified people available and maximize their opportunities for success through training and development. We are committed to maintaining a safe work environment, enriched by diversity and characterized by open communication, trust and fair treatment.



The Beaumont Polyethylene Plant has seen the benefits of leveraging diverse perspectives during its project to upgrade the analyzers on its Low Pressure Unit reactors. The diversity of the project team increased the range of ideas and resulted in better solutions for the business.

Corporate citizenship begins at home. How a company treats its employees is a key indicator of everything else it does. Every day in almost 200 countries and territories, the 98,000 men and women of ExxonMobil work to provide energy to the world. They find oil, operate wells, build and maintain refineries, operate pipelines and drive trucks to bring you the products you need.

Strength of diversity

We are committed to expanding our previous efforts and building on the strength of our diversity as our business grows worldwide. We do this by:

- Attracting, developing and retaining a premier workforce every place we operate.
- Fostering a productive work environment that respects and values individual and cultural differences, and encourages every employee to contribute fully and achieve their ultimate potential.
- Identifying and developing leaders capable of performing effectively across cultures in an international environment.

Hiring the best

Our recruitment process is global and highly selective. We seek men and women of diverse backgrounds, cultural experiences and skill sets. By recruiting worldwide, we gain essential local knowledge and a range of perspectives to help achieve today's business goals and find tomorrow's leaders of our global operations.

Universities are the key source of potential management, professional and technical employees. Every year we recruit thousands of employees from hundreds of universities around the globe. Each represents a unique culture, nationality and background.

[illegible] developed [illegible] technology that [illegible] and gas [illegible] under a [illegible] scenarios. [illegible] plans [illegible] recovery. [illegible] out of [illegible] is critical. [illegible] in-house [illegible] more than [illegible] each year. Annual [illegible] in this area [illegible]

[illegible] professionals [illegible] 32 percent were [illegible] were hired outside [illegible]

[illegible] internships and [illegible] international [illegible] experience [illegible] of these [illegible] United States. Of [illegible] awarded to women and [illegible] awarded to minorities.

To [illegible] success in this area, we [illegible] organizations, alliances and memberships. For example, in the [illegible] with a number of organizations [illegible] the National Society [illegible], Society of Hispanic [illegible] Engineers, American Indian [illegible] Society, Society [illegible] Engineers, and the National [illegible] Minority Engineering [illegible] Administrators.

In the U.K. we work with the Women in Science and Engineering Association, and also with the Oxford University Access Scheme and Cambridge University's "Geema" Program, which aim to attract minorities to these universities.

Career development

Once we've hired the best people, we strive to provide them continued growth and development over the span of their career. By providing a range of training experiences, both on and off the job, we nurture their talent and expand their capabilities. Particular attention is paid to early identification and training of individuals with leadership potential.

Highly skilled and experienced technicians, plant operations personnel and craftspersons also are critical to ExxonMobil's business. The company actively supports existing local training programs wherever it does business. In addition, extensive on-the-job technical training and certification programs are offered for employee development.

Project Engineer Cristian Medina works in our Dominican Republic affiliate. "Training helps expand my abilities, and that's important to my future," he says. Medina adds that as a new employee he received strong support from his associates. "There's lots of communication and guidance from our supervisors and peers, and that helps each of us achieve our goals."



ESSO

Joao Miguel, Pedro Cubi and Victor Caetano attend training in the U.S. on the skills they will need as operators of the Kizomba A production platform off the coast of Angola.


Hiromi Takikawa of Japan is on an 18-month assignment in Thailand as part of the company's Early Graduate Interchange Program. The program provides employees the opportunity to gain an international perspective at an early point in their careers.


Raja Badrin Shah works as a Production Supervisor on one of 30 offshore platforms operated by the company in Malaysia.

Financial aid

ExxonMobil's financial aid initiatives and internships play a key role in our diversity recruiting. We pay school-related expenses for selected U.S. minority students pursuing technical degrees, and award full scholarships to promising African-American, Hispanic and other minority university students. We also provide fellowships to women and U.S. minority students seeking graduate degrees in business administration. Many other students are supported through ExxonMobil's $2 million annual Department Grant Program for colleges and universities.

Career development is a shared responsibility at ExxonMobil. Employees communicate their career interests, seek performance feedback and pursue opportunities to expand their skills and abilities. Managers provide challenging work assignments and coaching to improve performance. They ensure that all employees are treated fairly and evaluated objectively. Individual career paths vary, depending upon an employee's talents, interests and performance.

Equal opportunity
While we are a U.S.-based organization, nearly two-thirds of our employees work in countries other than the United States. In recognition of this diversity, we've adopted a set of comprehensive policies, procedures and stewardship processes that reflect our commitment to equal opportunity.

Individual employment and career advancement are based solely on qualifications, ability and performance. Managers are responsible for maintaining a work environment free from any form of harassment or discrimination.

Our commitment in this area is further emphasized in our efforts to hire and train local employees. One example is ExxonMobil's new production projects in Angola, Chad and Cameroon, where new field operations technicians have been hired and provided training in English, math, and oil field terminology. After completing the initial program, trainees obtain further specialized training in the United States or Canada. After graduation, trainees will be assigned to existing ExxonMobil

Workforce by Region


Middle East/Africa 5%
Asia Pacific 17%
Europe 23%
United States 37%
Latin America 11%
Canada 7%

operations to gain on-the-job experience before returning to their home country to take positions in new production facilities.

A positive workplace

ExxonMobil is committed to being the employer of choice everywhere we operate. Striving to create a positive workplace where everyone is treated with respect, we champion a wide range of perspectives, encourage individual and team achievement, and reward people based on their performance. We provide a variety of local programs to meet the diverse, individual needs and expectations of employees. These include flexible work arrangements, resource and referral services, educational assistance, adoption assistance, and spousal relocation assistance, to name a few.

Harassment and discrimination in any form by or toward employees, contractors, suppliers or customers is prohibited. We are concerned not only about forms of harassment and discrimination prohibited by law, but any behavior that is inappropriate in a business setting or inconsistent with the objective of treating all individuals with respect and dignity.

Salaries and benefits

Our overall compensation program is carefully designed to attract and retain talented men and women for careers with ExxonMobil. It includes competitive salaries and comprehensive benefit programs that consider industry standards, local customs and legal requirements. Total compensation, including benefits, is competitive with levels offered by other leading international petroleum and petrochemical companies. Individual salary is determined based on performance and level of responsibility.

Global experience

Today more than 3,500 ExxonMobil employees work outside their home countries. As an example, in our Brussels, Belgium office we employ 1,500 people representing over 30 different nationalities. For local employees, expatriates are a source of new ideas, skills and technology. For the expatriates themselves, living abroad provides a valuable opportunity for personal growth and career enhancement. Expatriate assignments help develop company leaders who can perform effectively across international and cultural boundaries.



Given the global nature of our Supply business, it is important to have employees from all regions of the world on assignment within the Supply and Transportation Trading Room located in Fairfax, Virginia. Shown above are Mark Pettersen from Chile, Olav Ronningstad from Norway, Paul Dillon from England, and Heng Wong from Singapore.

Open communication

Employees are encouraged to communicate freely with their supervisors, and supervisors are expected to create a workplace where employees feel comfortable discussing their concerns, problems and ideas. Discussions may involve higher levels of management as necessary to resolve concerns.

A safe work environment

No aspect of ExxonMobil operations receives more attention than worker safety.

As discussed more thoroughly in the Safety, Health and Environment section of this report, our safety programs feature high levels of worker involvement. All employees



Ongoing training is a key component of employee development. Jos Evens of ExxonMobil's London staff and Alexandra Nierman of the company's Indonesian affiliate participate in a recent skills-building exercise.

feel responsible for creating a safe workplace. Programs range from helping managers evaluate the effectiveness of safety programs, to building processes to ensure that workers receive training to recognize and avoid hazardous situations. When we learn a safety lesson in one location, we share it, to ensure that the benefits of each improvement are realized throughout the company.


DON
D.R FOSTER

Don Foster says, "I expect to go home to my family in good shape. And everyone else should be able to go home that way, too." As Baton Rouge Refinery safe operations index auditor, Don helps ensure safe operations.

Partners in safety

ExxonMobil production personnel helped achieve an unparalleled safety record for the Hoover-Diana platform, which floats in 4,800 feet of water in the Gulf of Mexico.

"We got everyone involved right from the beginning," says Jack Toellner, an ExxonMobil safety advisor. "Nobody understands hazards and solutions better than the workers themselves. So we developed a process that allowed them to communicate with site management, while helping their fellow workers and themselves."

Following two years of fabrication, installation and commissioning (representing more than seven million work hours), the massive platform was completed in mid-2000. Safety performance on the project was extraordinary — seven times better than the industry average. This accomplishment earned ExxonMobil the prestigious "Safety at Sea Award" from the National Ocean Industries Association.

Tradition of Progress in the United States

In the United States, companies are required to submit employment information for women and minorities on an annual basis.

These bar charts reflect strong progress by ExxonMobil in building diversity in the management and professional ranks during the 1990s. Our success is a direct reflection of our targeted recruiting and career development strategies.

The table below right shows 2001 U.S. employment data for ExxonMobil. While total employment rose 4 percent over 2000, the representation of women and minorities in our workforce increased by 5 percent and 8 percent respectively.

Officials & Managers — Percent of U.S. Employment


Women
Minorities
Percent
20
15
10
5
0

2001 U.S. Recruiting


3,000
2,500
2,000
1,500
1,000
500
0
Total New Hires
Total Professional Hires
Women
Minorities

Professionals — Percent of U.S. Employment


Women
Minorities
Percent
30
25
20
15
10
5
0

United States Employment Data 2001*

	Total Employment	Employment of Women		Employment of Minorities	
		Number of Women	Percent of Employment	Number of Minorities	Percent of Employment
Officials & Managers	7,188	1,249	17.4	1,383	19.2
Professionals	12,337	3,481	28.2	2,356	19.1
Technicians	2,925	791	27.0	719	24.6
Sales Workers	9,428	4,960	52.6	5,821	61.7
Office & Clerical	4,127	3,397	82.3	1,532	37.1
Craft (Skilled)	8,446	562	6.7	2,226	26.4
Operatives (Semiskilled)	2,623	224	8.5	892	34.0
Laborers (Unskilled)	55	2	3.6	2	3.6
Service Workers	138	41	29.7	55	39.9
TOTALS 2001	47,267	14,707	31.1	14,986	31.7

*Employment figures include long-term, non-regular employees as mandated by U.S. law. Contact the Secretary, Exxon Mobil Corporation, to request a copy of the more detailed report filed with the U.S. Equal Employment Opportunity Commission.

Guiding principle:

We are committed to enhancing the long-term value of the investment dollars entrusted to us by our shareholders. By running the business profitably and responsibly, we expect our shareholders to be rewarded with superior returns. This commitment drives the management of our company. A good corporate citizen must be financially healthy to meet its shareholder and public commitments.

Investment discipline, prudent financial management and operational excellence form the basis of our commitment to delivering superior shareholder value. Dividends have increased in each of the last 19 years, an unmatched record among international oil companies. A $1,000 investment in the company made 30 years ago would today be worth about $85,000.

Our functional and geographic diversity provides a competitive advantage through business cycles. We participate in all facets of the petroleum and petrochemical business, from exploration and production of oil and gas, through refining, manufacturing and marketing of petroleum and petrochemical products. As a result, our corporate earnings are less sensitive to downturns in individual segments of the business.

Strategy focuses on fundamentals

We operate in a highly competitive environment in which no company or country can control the price of our basic raw materials: crude oil and natural gas. That's why we concentrate on factors we can control, such as the financial and operating fundamentals of our business.

2001 Business Operations and Investment Scorecard

Earnings	$15.3 billion
Return on capital employed	17.8 percent
Capital and exploration expenditures	$12.3 billion
Cash flow	$24 billion
Liquids production (barrels/day)	2.5 million
Natural gas production available for sale (cubic feet/day)	10.3 billion
Refinery throughput (barrels/day)	5.6 million
Petroleum product sales (barrels/day)	8.0 million

Our business model

With more than 120 years of industry experience, ExxonMobil has managed through industry cycles with our resilient business model. Key components are:

- **Disciplined investment:** We've built a large, diversified portfolio of investment opportunities and we apply a disciplined approach in selecting and pursuing the most attractive initiatives.
- **Operational excellence:** The same discipline used in investing is applied to managing our operations. We call this Operational Excellence — running our business to the highest industry standards in all respects.
- **Industry-leading returns:** Our investment standards, advantaged investments and operational excellence provide the basis for above average industry returns, regardless of industry conditions.
- **Superior cash flow:** During 2001 we produced from operations and asset sales operating cash flow of $24 billion, funding $10 billion of plant additions and more than $6 billion in dividends, leaving a surplus in excess of $7 billion.

Capitalizing on financial strength

ExxonMobil is one of a few remaining United States companies with a AAA/Aaa credit rating, a rating we have maintained for 83 years. Our business requires large capital investments on projects with long lead times. Our financial strength provides flexibility to fund long-term attractive investments throughout business cycles.

ROCE Leadership



Percent Annual Return on Average Capital Employed
21
18
15
12
9
6
3
0
ExxonMobil
International Oil Group(1)
97
98
99
00
01

(1) Competitor data estimated for 2001.

Long-Term Shareholder Returns



Thousands of Dollars
90
75
60
45
30
15
0
10 years
20 years
30 years
ExxonMobil
Standard & Poors 500

$1,000 Invested over 10, 20 and 30 Years with Dividends Reinvested

Functional and Geographic Diversity – A Core Strength of ExxonMobil

Relative Contribution in 2001 by Functional and Geographic Areas – Percent



49
26
45
26
24
22
4
10
15
20
26
Africa / Other
Asia Pacific
Crude and Natural Gas Liquids Production
Natural Gas Production Available for Sale
Petroleum Product Sales Volumes
Chemical Product Sales Volumes

ExxonMobil operates in almost 200 countries and territories around the world. The company's global reach, scale, and functional and geographic diversity are core strengths. The colored bars above represent the percentage of ExxonMobil's crude and natural gas liquids production, natural gas production, petroleum product sales, and chemical product sales in each of the regions shown.

How we run our business

The way we conduct our business is as important as the results themselves. Integrity is the cornerstone of corporate citizenship. We expect everyone — directors, officers, employees and suppliers acting on our behalf — to observe the highest standards of ethics.

Our commitment to safety, health and the environment

ExxonMobil is committed to maintaining high standards of safety, health and environmental care. We comply with all applicable environmental laws and regulations, and apply reasonable standards where laws and regulations do not exist. Energy and chemicals are essential to economic growth, and their production and consumption need not conflict with protecting health and safety or safeguarding the environment. Our goal is to drive injuries, illnesses, operational incidents, and releases as close to zero as possible.

Our commitment to governments, communities and societies

We pledge to be a good corporate citizen in all the places we operate worldwide. We will maintain the highest ethical standards, comply with all applicable laws and regulations, and respect local and national cultures.

Our commitment to customers

Success depends on our ability to consistently satisfy ever-changing customer preferences. We pledge to be innovative and responsive, while offering high-quality products and services at competitive prices.

Our commitment to employees

The exceptional quality of our workforce is a valuable competitive edge. To build on this advantage, we will strive to hire and retain the most qualified people available and maximize their opportunities for success through training and development. We are committed to maintaining a safe work environment, enriched by diversity and characterized by open communication, trust and fair treatment.

Our commitment to shareholders

We are committed to enhancing the long-term value of the investment dollars entrusted to us by our shareholders. By running the business profitably and responsibly, we expect our shareholders to be rewarded with superior returns. This commitment drives the management of our company. A good corporate citizen must be financially healthy to meet its shareholder and public commitments.

ExxonMobil

May 2002
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
www.exxonmobil.com

Printed entirely on recycled paper

SP-109


theLamp
Spring 2000
Out of the box
Sheila Chuang chooses her own path
A matter of trust
The frontier in exploration
The path forward on climate change



The in explora

ExxonMobil focuses on six regions in search of tomorrow's oil and gas

Here is the task: Locate more than enough oil and gas each year to replace all that ExxonMobil produces. In the next 12 months, that means adding the equivalent of 1.6 billion barrels of new oil.

For the most part, explorers are searching for that oil offshore — often in water that is very, very deep.

"The challenge is huge," says John Cousins, executive vice president of ExxonMobil Exploration, in charge of efforts in North America, South America and Southeast Asia. "We clearly want to build strong positions in areas that we think hold the potential for significant resources for the future."

Beyond that, what makes one basin more attractive than another depends on much more than just the volume of oil it contains or a short-term rise in the price of crude.

"We must evaluate the cost and technical risks of exploring new regions and study their fiscal and politic situations," Cousins says. "There are a places in the world we would very mu like to be, but we can't gain access."

Lack of infrastructure in many are — the industrial base to support opera tions — is another challenge. Basins under the Caspian Sea may be rich wi oil, but the Caspian is landlocked. Exp ers there can't just order a drill ship in from the Gulf of Mexico.

How well explorers handle such pr

Projections, estimates and business plans in this publication are forward-looking statements. Actual future results, including project dates and resource recoveries, could differ materially due to changes in markets or operating conditions, technical or political factors and other factors as detailed in Item 1 of ExxonMobil's Form 10-K.

by Richard Cunningham


frontier
runs deep, way

lems often determines the success of one oil company over another.

"Industry is learning a lot about deepwater reservoirs," says Steve Cassiani, executive vice president of ExxonMobil Exploration with responsibility for Europe, Africa and the Middle East. "Not all deepwater reservoirs are attractive. That's why there is a premium on technology and collective knowledge — two of ExxonMobil's greatest strengths."

ExxonMobil has stepped up its deepwater exploration in six frontier regions detailed on the following pages.



Steve Cassiani (left) and John Cousins see plenty of challenges but lots of potential in the world's deepwater basins.


LOUISIANA
Houston
TEXAS
New Orleans
Gulf of Mexico
Hoover-Diana area
4,000'
1,350'
Crazy Horse
MEXICO
ExxonMobil Interest
ExxonMobil Interest Discovery


NEWFOUNDLAND
St. John's
CANADA
Hibernia
NOVA SCOTIA
Halifax
Sable Offshore Energy Project
MAINE (U.S.)
ExxonMobil Interest

Gulf of Mexico — In 1947, 50-foot waters off the Louisiana coast became the birthplace of "deepwater" drilling in the United States. By the mid-1970s, "deepwater" meant hundreds of feet. Now it means thousands.

ExxonMobil shares interests in more than 3.6 million acres in Gulf of Mexico waters deeper than 1,350 feet, including a 67 percent interest in the Hoover-Diana development. In 4,800 feet of water some 200 miles south of Houston, Hoover-Diana contains an estimated 400 million oil-equivalent barrels.

"Our most recent success is the Crazy Horse prospect in 6,000 feet of water about 70 miles southeast of New Orleans," Cousins says.

Discovered last summer, Crazy Horse (ExxonMobil interest, 25 percent) is thought to contain more than 1 billion oil-equivalent barrels — one of the largest finds in Gulf of Mexico history.

In the March Central Gulf of Mexico lease sale, ExxonMobil expanded its holdings near Crazy Horse in the Mississippi Canyon area with winning bids of $61 million on 11 exploration blocks.

"This success in the Gulf of Mexico lease sale shows another strength of our merged companies," Cousins explains. "Together we accomplished much more than either company could have done on its own."

Eastern Canada — ExxonMobil is the number one interest holder off the east coast of Canada, with more than 15 million acres.

"We are interested in two major areas," Cousins says, "the East Newfoundland Basin and the Scotian Basin."

Each consists of a series of smaller basins that formed and filled with sediment as Europe and North America began drifting apart about 160 million years ago. In those days, the land that is now Spain sat next to the Grand Banks of Newfoundland.

"Our most promising areas to explore are the sub-basins around ExxonMobil's newest developments: Hibernia and the Sable Offshore Energy Project," Cousins says.

"Hibernia commenced production in 1997, and Sable started producing at the end of 1999. While the remoteness of these basins presents technical and logistical challenges, we remain very excited about the opportunities."

Europe's Atlantic Margin — This region includes the waters west of Ireland and Britain and the deep water off Norway. Although drillers found oil in this region as early as the 1970s, only recently has new acreage been offered for exploration.

"We are a player across this entire margin," Cassiani says. "We have interests in the Rockall Trough off the coast of Scotland and Ireland. To the north we have interests in the Faroe-Shetland Basin, which is between the Shetland Islands and the Faroe Islands, and in Norway's deepwater basins, where we have participated in two discoveries to date."

In all, ExxonMobil and its partners lease some 5 million acres of the Atlantic Margin. The company is currently drilling a wildcat well in the Rockall Trough in 3,300 feet of water.

Later this year, ExxonMobil will operate a well in the Faroe-Shetland Basin, about 100 miles northwest of the Shetland Islands in waters nearly a mile deep.

Some areas are particularly challenging because prospectors must look into, around and below a dense slab of basalt. The basalt is a layer of once-molten rock that erupted onto the ancient ocean floor and cooled. Now it interferes with the seismic listening tools that explorers use to map new basins.

"The Atlantic Margin is geologically complex, and the weather can be rough," says Cassiani. "But these are the kinds of problems that our global experience and technology will allow us to overcome."


Trondheim
NORWAY


Shetland Islands
Bergen
Orkney Islands
Stavanger
Aberdeen
SCOTLAND
DENMARK
Edinburgh
NORTHERN IRELAND
IRELAND
GERMANY
NETHERLANDS
WALES
ENGLAND
London
BELGIUM

☐ ExxonMobil Interest

△ ExxonMobil Interest Discovery

The frontier in exploration


RUSSIA
Caspian Sea
Tengiz
KAZAKHSTAN
Megastructure
AZERBAIJAN
Baku
TURKMENISTAN
IRAN
ExxonMobil Interest
Oil Fields

The Caspian — Legend says that Alexander the Great gathered oil from seeps near the south end of the Caspian Sea in the 4th century B.C. Marco Polo described large seeps near Baku in the 13th century. And history's first recorded oil well was drilled in Azerbaijan in 1848 — 11 years before Colonel Drake's well in northwestern Pennsylvania.

ExxonMobil's areas of interest in the Caspian region include Kazakhstan, Azerbaijan and Turkmenistan. Exxon acquired an interest in Azerbaijan's Megastructure fields in 1995. Two years later, Mobil acquired an interest in Kazakhstan's Tengiz field.

"There is mature production onshore and in shallow waters of the Caspian, but the real frontier is deep water," Cassiani says.

"Unique geologic features have made the Caspian one of the most prolific oil and gas regions in the world. However, the high cost of drilling in deep water and infrastructure challenges are controlling the pace of new exploration."

One of the infrastructure hurdles is the high cost and logistics of building pipelines to move out the oil and gas. ExxonMobil holds a 7 percent interest in the Caspian Pipeline Consortium and its oil pipeline to the Black Sea, now under construction. First pipeline shipments of Tengiz crude are expected by the end of 2001.

"In addition to our interest in the Offshore Kazakhstan Consortium block, we have a participating interest in three deepwater blocks in Azerbaijan, and once ratified by Parliament, will have an interest in one other," Cassiani says. "We could initiate drilling on our first deepwater prospect next year."

Brazil — With interests in more than 25 million acres, ExxonMobil last year became the largest leaseholder of any foreign oil company in Brazil. The leases cover an area larger than the company's total acreage in the Gulf of Mexico and offshore Eastern Canada combined.

"Our deepwater holdings are in eight large blocks covering five sedimentary basins," says Cousins. "They range from the proven Campos Basin to relatively unexplored areas around the mouth of the Amazon River."

Agreements with Petrobras, Brazil's national oil company, call for ExxonMobil and its partners to drill 12 wells by August 2001. There is also a three-year commitment for seismic surveys and additional drilling.

"We will drill the first two exploratory wells in the Campos this year," Cousins says. "Brazil is going to be very important for us. And even though the geology in this region is complex, it holds the potential for some world-class discoveries."


BRAZIL
ExxonMobil Interest


NIGERIA
Port Harcourt
CAMEROON
AFRICA
Kribi
EQUATORIAL GUINEA
GABON
Atlantic Ocean


REPUBLIC OF CONGO
CABINDA (ANGOLA)
DEM. REP. OF CONGO (ZAIRE)
Luanda
ANGOLA
ExxonMobil Interest
ExxonMobil Interest Discovery

West Africa — Exxon and Mobil had explored the interior and shallow waters of West Africa since the 1950s, but deepwater leases were not made available until the early 1990s.

Today, ExxonMobil is the largest multinational leaseholder in the region, with interests in 23 deepwater blocks covering more than 20 million acres in four countries: Nigeria, Equatorial Guinea, Congo and Angola.

"We have had significant success in West Africa deepwater blocks since our drilling efforts began in 1994," says Cassiani. "So far, we've announced 17 discoveries from these blocks that represent world-class development opportunities, with a recoverable resource potential of more than 6 billion oil-equivalent barrels. ExxonMobil's interest in these blocks generally ranges from 15 percent to 40 percent."

From these prolific discoveries, four new fields are scheduled to come on stream over the next four years, beginning with Angola's Girassol development in 2001.

"We had our sights on these prospects for some time," says Cassiani.

"We began turning our attention there as much as 15 years ago, and that focus is now driving our success in the region."

A matter of trust

Central America chemical team reaches record sales with an extra-personal touch

by Susan Croce Kelly

When the torrential rains of Hurricane Mitch, one of the most destructive storms ever to hit Central America, finally abated, many roads in Honduras and Nicaragua had become impassable. Some were simply washed away.

Despite the devastation two years ago, one company was already confidently preparing to restart its paint plant to help with the rebuilding of homes and businesses.

The company's confidence stemmed, in part, from its trust in Roger Conrado to supply the chemical products needed to make the paints — roads or no roads.

"We had to find alternate routes, sometimes traveling as much as 100 miles out of the way and dealing with areas still covered with water," says Conrado, an ExxonMobil Chemical sales engineer in Nicaragua and Honduras. "But without taking any unmanageable risks, we got our trucks through safely. In fact, we were able to meet all our customers' needs in the hurricane-impacted countries with minimum delays."

They trust, they buy

Customer service carries a special meaning in Central America, notes Victor Esquivel. As regional marketing manager for ExxonMobil Chemical, Esquivel heads the differentiated fluids sales team, which serves some 120 customers in six countries.

"Here, clients expect you to develop a relationship with them and provide more personalized service," says Conrado. "They want to feel like you think of them 100 percent of the time. It is important that they feel you are part of their business, that you're not just a supplier but also a friend, and that they can trust you. Once they trust you, then they buy from you."

Strong relationships have certainly played a role in making differentiated fluids the fastest-growing segment of ExxonMobil's chemical business in Central America. Sales rose 45 percent the past five years, and both sales and earnings set records in 1998 and 1999.





José Esteban Rodríquez (left), manager, Kativo de Nicaragua, S.A., relies on ExxonMobil Chemical's Roger Conrado for advice on the use of fluids in paints.

Paints to insecticides

Just as the name implies, differentiated fluids "make a difference" by adding higher-value properties to consumer products, often making them cleaner, safer and more effective to use.

In Central America, the top three growth applications are in low-odor paints (40 percent of current sales), adhesives (18 percent) and household insecticides (12 percent). In all three, ExxonMobil salespeople have honed their relationships with customers to help them find ways to make their products more competitive in today's marketplace.

"Paint manufacturing is one of the leading industries in Costa Rica," notes Esquivel, "and it is a key export to the Caribbean countries and Puerto Rico. It is especially important in a region that continues to rebuild and grow.

"One longtime paint customer wanted to find a way to differentiate itself from its competitors. In response, we suggested it switch from a basic com-


SUR
SUR

Enrico Giordano, Industrial Division director, Sur Química, S.A. in Costa Rica, and Miriam Avendaño, sales engineer, discuss how ExxonMobil Chemical can help make his company's products more competitive.



Differentiated fluids make up a growing percentage of production at the Fenix chemical plant in Nicaragua. Lino Dávila (left), intermediates production coordinator, briefs Roger Conrado on product availability.

modity solvent to *Exxsol* D 40, which would considerably diminish the odor of its paints."

Nelson Viquez, ExxonMobil Chemical sales coordinator and technical advisor for Central America, worked for more than a year with the customer's technical staff to make samples of the new paints. In the end, not only did the company approve of the new paints but it also decided to change over its entire production to the new ExxonMobil low-odor formula.

An adhesives customer looking for ways to improve the quality of its products asked sales engineer Miriam Avendaño for help. After Avendaño demonstrated the environmental benefits of ExxonMobil's *Exxsol* DSP 65/100, the customer switched.

In El Salvador, another customer substituted cleaner *Exxsol* D 60 fluid for the kerosene it had always used in making household insecticides. The decision came after ExxonMobil's Viquez worked extensively with the customer to create a pilot plant and test its products.

"After a year and a half of laboratory and field tests, they approved *Exxsol* D 60 for use in aerosol household insecticides," notes Esquivel. "They later began using it in liquid insecticides and with excellent results."

Help from Fenix

In addition to a sales team that excels in customer service, ExxonMobil's differentiated fluids business receives a big boost from having a plant in the region.

Most of Central America's differentiated fluids are produced at the Fenix chemical plant, which is adjacent to the Esso refinery in Managua, Nicaragua. "Fenix" is Spanish for "phoenix," the mythical bird that rejuvenates itself — an apt name, since much of the facility was constructed from idled refining equipment.

Since the plant's start-up in 1994, production has almost doubled, with differentiated fluids' percentage of total output rising from 9 to 25 in 1999. Higher percentages are expected in the years ahead.

"From the beginning, Fenix has significantly expanded our ability to offer competitively priced products that meet our customers' needs for consistent quality and reliable supply from a local source," says Ernesto Sastre, who manages ExxonMobil Chemical's Andean area, comprising Central America and Colombia.

Oil support and the right people

Support also comes from close cooperation with ExxonMobil's petroleum organization.

"Not only in Central America but throughout all of Latin America, we have a history of operating closely with ExxonMobil's oil side," says Houston-based John Rutledge, general manager for Latin America, ExxonMobil Chemical.

"This mode of organization is of great help to our relatively small chemical groups in terms of efficiencies, such as in financial accounting. It lets our chemical managers concentrate on running the business and serving customers."

Having more time to focus on the business can prove particularly helpful as the sales team attempts to manage product deliveries to customers spread across multiple country borders.

"Distances are not great, but we are dealing with six different countries, each with its own government and regulations," says Esquivel.

"For example, a tank truck delivering products from the Fenix plant in Managua to Guatemala City must cross three borders — Nicaragua-Honduras, Honduras-El Salvador and El Salvador-Guatemala. Delays and paperwork at borders can be a huge issue. We have to work very closely with Central American governments and our customers to make sure products are shipped in a timely manner."

Rutledge adds that even in the face of challenges, "it always helps to have people who not only see existing opportunities but also have the knowledge and drive to create new ones. In Central America, we have exactly those people." ■



Guatemala Sales Engineer Edelberto Morales (right) reviews new product-development opportunities with José Manuel Carbonell (left), manager, El Volcan, and Francisco Godoy, chief executive officer.



Nelson Viquez (center), sales coordinator and technical advisor, confers with Sur Química's Juan Carlos Quirós Arce (left) and Enrico Giordano in Costa Rica.

Differentiated?

The term describes hydrocarbon fluids that bring a customer's products added value in terms of performance or other characteristics — to "differentiate" them from commodity products.

Major ExxonMobil Chemical differentiated fluids include:

- *Exxsol* D hydrogenated fluids that feature a narrow boiling range
- *Isopar* isoparaffins that feature low odor
- *Norpar* normal paraffins that offer narrow carbon distribution
- Several grades of the *Solvesso* family of heavy aromatic fluids
- *Exx-Print* fluids for printing inks

High in purity, differentiated fluids offer superior versatility over a wide range of uses. These uses include agricultural chemicals, insecticides, paints, waterless hand-cleaners, inks and adhesives, as well as in commercial dry cleaning and ore extraction.

Many of these products can help ExxonMobil Chemical customers meet environmental requirements for reduced emissions. The products also offer low odor, low toxicity and high flash points to boost safety in handling and storage.

Off and running

Senior managers get a global view of the new company's progress



Funny thing about the "closing" of a merger: Once the new organization is designed and built, the engineers and mechanics don't go home to rest. They immediately climb into the driver's seat, fire up the engines and head down the track. The real journey is just getting started.

In its short time off the drawing board, ExxonMobil employees have made a lot of progress in moving the new company forward. Just ask Senior Vice Presidents René Dahan, Harry Longwell and Gene Renna — three directors with principal oversight for the company's major lines of business.

The businesses around the world are still adjusting. But already, these executives have witnessed firsthand some of the merger's anticipated benefits coming to life.

Opportunity rich

Among the benefits in strongest evidence are the increased investment opportunities for finding and developing future supplies of oil and gas.

"Along with other senior upstream managers, I've visited our key operating locations around the world to review the business, meet employees and answer questions they might have about the new company," says Longwell, who oversees the company's exploration, development, production, gas marketing and upstream research functions.

"What continues to impress me is just how opportunity rich we are. During my 37-year career, I've never seen the kind of investment opportunities that we're seeing now. At the same time, I've never been more confident in the capabilities of a talented workforce to take fullest advantage of such opportunities."

Longwell notes the company's exploration and development portfolio is both deep and diversified.

"We have numerous opportunities all over the world, from West Africa to Eastern Canada and from South America to the Caspian Sea. No one area can make or break our global success."

Longwell's visits have also included meetings with government officials in various countries around the world. He has found them to be excited about the company's capabilities and what this means for our relationships with host governments.

"When we convey our combined experience, technology and financial resources, you can sense they find these strengths quite reassuring," says Longwell.



'What continues to impress me is just how opportunity rich we are.'

— Harry Longwell

Best practices — 'it's real'

A merger benefit that's quickly being realized is the sharing of best practices among people from former Mobil and former Exxon.

"Some people think of 'best practices' as a nebulous concept," says Renna, senior vice president for the downstream businesses — refining, fuels marketing, lubricants and petroleum specialties, and research. "In this company, it's real, and it's probably much bigger in importance than we thought."

"Whether they're in technology, refining or marketing, people are saying 'we're going to use this from Exxon and that from Mobil,'" Renna continues. "They're not talking in broad, conceptual terms. They're talking about specific processes and configurations. Nothing is more satisfying to listen to than that."

Renna recently met with marketers responsible for convenience stores at Exxon and Mobil service stations.

"Separately, Exxon and Mobil were at the forefront of the competition in store offerings. Now our people are taking the best of both companies and putting them into one unified offering. Consumers will see that offering fairly soon."

Gene Renna



René Dahan









The doors are open

Dahan, senior vice president with oversight for ExxonMobil's chemical business, concurs about the eagerness and willingness of employees to begin working out problems and developing solutions together.

In northern France, he observed lots of synergy already unfolding between neighboring manufacturing sites — one formerly Mobil and one formerly Exxon — each with integrated refining, chemical and lubricant facilities.

"Now that the doors to both complexes are open, so to speak," says Dahan, "the people responsible for them can look at all the fractionation towers, the piping, the pumps, the energy balance and so on. They have so many ideas for combining the sites and seeing how much more they can achieve in terms of efficiency and greater productivity. The most impressive thing of all is simply watching how excited they are."

Similarly, the executives see synergies taking shape in technology. "Unlike many of our competitors, former Exxon and former Mobil never abdicated on in-house technology," says Renna.

"In fact, I think that's one of the defining characteristics of this merger. In the downstream, we're now finding out that our technologies don't overlap so much as they complement one another, and that's just wonderful."

In another encouraging area, Longwell adds that the merger has gone smoothly in the upstream, thanks to a high level of cooperation between former Exxon and Mobil workers.

"Because there was so little overlap between the companies from one country to another, the merger has been more of a vertical process, if you will."

Mobil wasn't active in Malaysia, for example, and Exxon had no significant presence in Indonesia. That means a former Mobil organization might now report to a former Exxon manager, who in turn reports to a former Mobil manager and vice versa.

"This has worked extremely well," says Longwell, "mainly because there's been a lot of dedicated teamwork and commitment."

Efficiency in short order

In a trip to Singapore, Dahan visited the ExxonMobil trading room, the company's high-tech center for crude oil and petroleum product transactions in Southeast Asia.

Formerly Mobil's trading room, it's now serving ExxonMobil's combined facilities and markets.

"With the same number of people, it's doing essentially twice the business it did before," says Dahan,

'Our technologies don't overlap so much as they complement one another.'

— Gene Renna

'On day one...we essentially triggered 200 new mergers all over the world.'

— René Dahan



"and this is a benefit that's been achieved quickly. I think they were up and running as a merged facility within a couple of weeks after we gave them the go-ahead."

Indeed, the new company is surging ahead fast enough that the executives acknowledge a potential pitfall in the midst of progress.

"A lot of initiatives came out of the merger planning period," says Renna, "and it's human nature for management to want everything implemented tomorrow, if not sooner. We have to be very careful not to overwhelm the organization — not to push too much on people at the same time. That would diminish all the good things that are going on."

Rolling out in waves

Even as the company runs at full tilt, "merging the organization is a process that seems to have its own pace," says Dahan. "We're not going to wake up one morning and find it has suddenly happened. It will continue for a number of years."

Harry Longwell



"Not only have we put together the biggest merger in the history of this industry," says Longwell, "we're also building an entirely new organization with a new way of approaching things. We're dealing with all the ripples and ramifications of that."

Geographically, the merger is necessarily rolling out in waves.

"On day one of the merger, we essentially triggered 200 new mergers all over the world," notes Dahan. "Only then could our people in those countries start the process we'd been doing at headquarters for a full year. If you look at our scope of operations in Japan, for example, this process is almost as challenging and complex as the overall corporate merger was."

Nonetheless, Dahan has a high degree of confidence in ExxonMobil's speed and skill at putting groups, facilities and operations together.

"The real test at the end," he says, "will be how successful we are at putting minds together." ■

Beyond the fence

ExxonMobil leads planning for sustained health care improvements in remote regions

by Salley Shannon



ExxonMobil is helping to pioneer a new way of thinking about a problem that the industry has wrestled with for decades.

The problem? How to keep workers healthy in remote regions while making meaningful contributions to the health of people living near operating areas.

Since early in the 20th century, companies typically have brought their own medical supplies and personnel with them when working in remote locations.

As Dr. Ken Lindemann, a member of ExxonMobil's International Medicine and Occupational Health group, describes it, "our ability to operate frequently required us to provide primary health care within our own 'fence line,' so to speak."

"We set up temporary company-run clinics in countries where local resources could not meet the health care needs of company personnel," says Lindemann. "When oil operations ceased, the medical clinic shut its doors, leaving behind little in the way of lasting contributions to health care."

Today, with continuing exploration, a number of remote, developing regions are on their way to becoming the mainstays of world oil and gas production. Governments in these areas are inviting multinational companies, such as ExxonMobil, to play long-term roles in developing their nations' oil and gas resources. And with those invitations often come expectations that the companies will help develop the infrastructure vital to sustaining economic prosperity.

The challenge

"The opportunities for adding new production around the world are unprecedented," Stuart McGill, now president of ExxonMobil Gas Marketing Company, told a worldwide gathering of petroleum engineers in 1998.

But with these opportunities comes the challenge of maintaining a healthy workforce, which itself is closely tied to the health of local communities where companies operate.

McGill urged those present to pursue a new way of thinking about health care in developing countries.

Indeed, he called on the companies to drop the costly, shortsighted, go-it-alone approach of the past. He advocated sharing best practices and encouraged early consultation with host governments to help them plan for desired long-term community health improvements.

In this way, durable solutions can be achieved to better protect the health of workers and to establish a legacy of health care improvements that will remain after oil production ceases.

Industry's enthusiasm for the new approach, known as strategic health management, is growing.


CLINICA

—ExxonMobil is leading the way—through an International Association of Oil and Gas Producers task force chaired by Lindemann.

"Strategic health management is about incorporating provisions for safeguarding workforce and community health into large project planning," explains Lindemann.

Pressure against the fence

Industry practices of the past often did not take full advantage of multi-company coordination and placed little emphasis on long-term health planning.

"As a project grew, so did the company clinic," says Lindemann. "If there were multiple, competing oil companies in a region, each would have its own clinic — inside the fence — for its own people."

Although such an approach addresses immediate operating needs, Lindemann says there are problems with it.

"Not surprisingly, dependent family members of local employees and other residents of the surrounding community 'on the other side of the fence' see company workers getting good health care and want to come to the clinic, too."

How do you turn your neighbors away if the next facility of any kind is 20 miles down a rutted road, and it may not have supplies or a doctor?

"It is just a matter of time before the fence yields to the pressure," says Lindemann. "Then, when oil or gas production ends and the oil company leaves for new opportunities, the community's source of health care leaves, too."

Big cost to all

Obviously, shipping in doctors, technicians and equipment is an expensive proposition. The "fenced" company clinic can become a significant side business for companies whose core business is finding and developing oil and gas.

"There also is a cost to the local community," says Lindemann. "As long as companies are willing to provide care to local communities, and governments are willing to delegate that responsibility, then the chances of self-sustaining changes in community health fade."

Lindemann adds that this is why McGill's challenge to the industry not only makes good business sense but promises to benefit communities.

Look for health care approaches with "sustainable solutions that do not rely solely on industry," said McGill. "Reinforce the notion that government must shoulder ultimate responsibility for the welfare of the community. And do it working together, because sharing costs will keep the playing field level in this fiercely competitive industry."

Launch in Angola

Meanwhile, the Strategic Health Management task force made up of representatives of several large multinationals, including ExxonMobil, and the World Health Organization has drawn up planning guidelines for companies to use in new locations. Those guidelines are getting early consideration in a challenging arena: Angola.

he traditional go-it-alone approach was costly to companies and deprived communities of las

A global model in Angola

With ExxonMobil and other companies joining with the Angolan government to pursue joint health care planning, where are their efforts likely to lead?

One good possibility is using their combined influence to seek community-based solutions to their common health care needs. This could include encouraging existing private medical providers to meet company standards of care, or attracting new health service organizations into Luanda, the capital city, where most oil workers make their homes.

"Industry participants with a shared vision can be a powerful force to strengthen government health programs," says Dr. Steven Phillips, ExxonMobil's director of International Medicine and Occupational Health. "They also can have a significant impact on preventable and treatable diseases that threaten to undercut some of the economic benefits that oil production can bring."

Phillips notes, "We couldn't ask for a better pilot opportunity to make strategic health management work than we have in Angola."

Phillips, who has lived in Senegal and Gambia, knows firsthand the importance of addressing community health risks and weighing the impact they can have on operations.

"There's a constant, underlying anxiety about 'what if...' scenarios," he says. "Allaying some of the uncertainties about the adequacy of health care can have a dramatic, positive effect on people's sense of well-being and commitment to work, family and ultimate project success."

In Angola, the government recognizes the need for and is supportive of community health initiatives. Basics such as potable water and sanitation need attention. As in many tropical regions, malaria is also a major problem. In addition, there have been outbreaks of tuberculosis, meningitis and even polio in the past two years. And like other West African countries, there is the ever-present threat of HIV/AIDS.

In the face of these challenges, ExxonMobil's project team in Angola is "putting its full weight behind strategic health management," says Phillips.

"We're working hard on crafting our vision for how it ought to be done," adds ExxonMobil Development Company's Rich Kruger. "With Angola likely becoming a working model for other areas of the world, we have to get it right."

Companies working together with host governments can achieve better health care for both workers and communities -- Stuart McGill



Companies sometimes contract individually with local clinics (left and below) to provide care for workers and their families, such as this facility in Angola.

th care improvements -- Dr. Ken Lindemann

Why Angola? ExxonMobil affiliates and others are developing vast, recently discovered oil fields in deep water some 70 to 100 miles offshore.

"This is the hottest exploration and development area in the world," says Rich Kruger, ExxonMobil Development Company vice president for offshore Africa. "Although we're just starting out, we expect to have a big presence in Angola and all of West Africa for a long time to come."

In fact, he predicts that the fields sprouting off the coast of Angola are going to be among the most important ExxonMobil has ever developed.

"We're looking at eventually producing several hundred thousand barrels a day," says Kruger. "However, we must manage health care well to achieve the business results we're after."

The ExxonMobil organization in Angola is in the early stages of growth. With exploration and production activities expanding, Kruger anticipates the total workforce will grow significantly in the next five to ten years.

Operators in the country in conjunction with the government oil company are networking and cooperating on a number of fronts, including joint health care planning. Local government officials are enthusiastic.■





Cooperation among companies and host governments can provide lasting health care improvements, such as better research labs for diagnosing illnesses.

out of the box

Sheila Chuang chooses her own path

by Yeo Toon Joo

Sheila Chuang, ExxonMobil's treasurer for the Asia-Pacific region, doesn't like being limited or "boxed in."

Maybe it goes back to her childhood in a one-room apartment atop a Hong Kong tenement.

Or maybe it came from her mother, who, lacking a formal education, exhorted Sheila to "study, study, study" so that she could make a better life for herself.

Or maybe it came from her father, a Chinese immigrant who eventually established his own toy manufacturing business.

Whatever the origin, Sheila Chuang's inclination to "keep stretching" has served her and ExxonMobil well.

"Indeed, the company's practice of not boxing people in their areas of professional discipline or in one geographic location has made my career with the company most rewarding," says Sheila. "I have been offered opportunities that are truly global."

At the time Exxon recruited her, Sheila's drive to excel had taken her far from home in Hong Kong to the University of Michigan, where in 1978 she received a master's of business administration with honors. Before that, she earned a bachelor's degree in accounting, also with honors, from the University of Hawaii.

"In those days Exxon was one of the few multinational corporations recruiting foreign students in the United States to work in their native countries," recalls Sheila. "This was my first exposure to the company's global perspective."

Her first assignment brought her home to Hong Kong where she served as a financial analyst. Then the global journey resumed, by way of Houston, back to Hong Kong, Toronto, Hong Kong once again and, most recently, Singapore.

Today, in addition to her treasurer role, Sheila serves as Business Services manager for petroleum in Singapore, overseeing the financial affairs for the businesses of ExxonMobil affiliates in China, India, Korea and other countries, as well as Singapore.

Over the past 20-plus years, Sheila says she has never wanted for challenge.

After working as a financial analyst early on, Sheila shifted career directions when Esso named her marketing planning manager in Hong Kong. An assignment as sales manager followed.

"When you work in finance for a company as big as ExxonMobil, you're often talking about investments in the millions, and sometimes in the billions, of dollars," she says. "These are large projects that require looking at the big, total picture."

"In marketing and sales, on the other hand, you do an about-face and focus on product margins in cents per liter. It's kind of like going from 'macro' to 'micro' in your thinking.

"In sales, you come face to face with the customers. The sale turns into revenue for the company only if the customers' needs have been met. And you can never stop working to ensure you remain their company of choice."

Sheila later returned to the world of finance, helping to write major loan packages. The largest involved the $3 billion Black Point power plant project in Hong Kong when she served as finance and planning director of Exxon Energy Limited.

She notes that her experience in marketing and sales definitely broadened her perspective in finance.

"In particular, I was able to 'see beyond the numbers' in big projects and understand how those projects fit in with the overall scope of the company's business."

That expanded view proved especially valuable with Sheila's move into the development of power projects in China and later when she became a member of ExxonMobil Singapore management.

In her assignments around the world, Sheila has also gained an insight about the workplace itself and how it has been shaped by the people employed there.



"Whether you work in Singapore, Toronto, Houston or any other place, you will find that ExxonMobil is made up of a wonderful mix of peoples and cultures."

"I think if you could point to one thing in particular that will continue to make ExxonMobil successful," says Sheila, "it is the combination of wide-ranging, global perspectives represented within its workforce and how they impact on day-to-day business decisions."

An added strength in ExxonMobil's diverse workforce is the increased role for women.

Sheila notes that in her own part of the world, economic development since the 1960s has helped force a transition in Asian societies in which women have become significant players in the region's economies.

In looking back on how far she has come in her career, Sheila is proud that her mother cheered her on to keep stretching and growing.

"My mum was limited by a society that expected women to stay home. Women of my generation, however, are much more fortunate to have the freedom to choose our own path. And with continued economic development of Asian economies, that's exactly what many of us have done." ■

The Attwater's prairie chicke



Development, conservation coexist on Texas Nature Conservancy land

by Thomas L. Torget

In 1900, the Texas coastal prairie was home to about a million wild Attwater's prairie chickens, known for their melodious "booming" and flamboyant mating dance. Today, only about 50 remain in the wild.

About 30 of these birds live on a single tract bordering Galveston Bay. Prairie grasses and wetlands cover the tract's surface. Several thousand feet underground, rock formations contain oil and natural gas.

Two years ago, an exploration company approached the landowner about drilling a well to tap into that gas.

A recipe for conflict?

Not according to Robert Potts, director of The Nature Conservancy of Texas, the organization that owns the property.

"We've shown that you can have oil and gas development and a healthy environment in the same place," says Potts. "Besides petroleum operations, we have a major cattle-grazing program on the property. All this commercial activity coexisting with one of the most endangered birds in America makes quite a statement."

The 2,263-acre tract was purchased in 1947 by Superior Oil Company (later acquired by Mobil), which drilled a few wells in the late 1950s. Cattle grazing and low-volume oil production continued on the property over the next 40 years. Meanwhile, the population of Attwater's prairie chickens, found only on the Texas coastline, continued to fall.

"The bird has been an endangered species for a long time, and every population survey predicted it would be gone soon,"



The Nature Conservancy's Ray Johnson (left) and Matt Williams, preserve manager, check grass growth in the prairie chickens' mating area. Shorter grass enables the birds to see approaching predators.

nd the gas well

says Byron Morris, exploration landman for ExxonMobil. "But during the decline, the number of birds on our Galveston Bay property continued to hold up."

An ideal tract

The fact that the property, located in Texas City, just 40 miles from downtown Houston, held a stable population in the face of rapid extinction in other coastal areas got Morris thinking.

In 1994 he proposed to his management that the company donate the land to a conservation organization that would work to maintain the resident Attwater's prairie chicken population. Mike Yeager, then president of Mobil's U.S. exploration and production organization, enthusiastically approved the plan. After researching several organizations, Morris approached the San Antonio-based Texas chapter of The Nature Conservancy.

"Mobil wanted to place the land with an entity that would act in the best interests of this endangered bird," says attorney Carol Dinkins, a Conservancy trustee. "We viewed the property as an ideal tract because it's big, has both fresh and saltwater wetlands, and is large enough to maintain the resident population of Attwater's prairie chickens."

Dinkins says the property, now known as the Texas City Prairie Preserve, is particularly important because of its proximity to Houston.

"It shows we can have a wildlife preserve in one of the most heavily industrialized areas of the country," she says. "And being close to Houston allows us to take potential donors to the preserve to show them our work. It's a marvelous gift!"

The Mobil Foundation contributed $100,000 to assist with the preserve's operating expenses. And the company's land donation included all mineral rights, with the Conservancy receiving $30,000 a year in royalties on existing production. The mineral rights proved even more valuable when the Conservancy later received a proposal from an exploration company to conduct seismic studies on the land and perhaps drill a new well.

Help from a gas well

"Being in Texas, we're used to working with the petroleum industry," says Potts. "We have production on several of our preserves, and we know that oil and gas operations are compatible with the environment because they're typically limited in scope. So we were open to considering additional operations at the Galveston Bay property."

Led by Ray Johnson, the Conservancy's East Texas program manager, the staff worked with the exploration company to ensure that no activity would endanger the resident birds. The company scheduled seismic surveys and drilling for July and August, a time when the mating season has passed, the birds are off their nests and the chicks are feeding on their own.



Ray Johnson stands next to the gas well that will allow The Nature Conservancy to buy more coastal habitat for the endangered Attwater's prairie chicken.



A male Attwater's prairie chicken inflates its orange neck sac as part of the bird's mating ritual.

The initial well location caused concern because the geologists' drilling target lay beneath one of the more sensitive sections of the prairie chicken's habitat.

"We looked at alternatives and chose a well site 1,800 feet away," says Johnson. "By drilling a slant hole, we avoided disturbing the area."

Other precautions included reducing drilling rig noise and preventing rig lights from shining across the preserve.

Restoring prairie habitat

The added income from the gas well production gives the Conservancy opportunities to acquire more land to protect the Attwater's prairie chicken.

"Saving this bird means saving its habitat," says Potts. "To thrive, the species needs large tracts of native coastal prairie, including open terrain for the mating rituals and taller grasses for nesting."

Farming and commercial development, along with the spread of Chinese tallow trees and the infestation of fire ants, have contributed to the bird's decline.

Fortunately, it's possible to transform coastal farm acreage back to its prairie grassland condition, thereby expanding the bird's habitat. Such a changeover requires time, money and effort, however.

Wooded areas must be burned to allow natural grasses to return. Cattle are used to mimic original native bison, which maintained grasslands and prevented overgrowth.

At the Texas City Prairie Preserve, portions of the property are periodically burned, and some 200 cattle are rotated among several fenced sections to prevent overgrazing of prairie grasses. In addition, community volunteers work to maintain water troughs and restore "shade sheds" for the resident cattle.

Outreach and education

"We really count on our volunteers," says Ray Johnson. "They're a big part of our community outreach program, which also includes education. We're integrating our activities into the science courses of area schools because we want the preserve to be more than just a venue for field trips. We're also building partnerships with universities to establish internships and research studies."

The focal point of the preserve's community outreach is the new ExxonMobil Education and Volunteer Center, built with a $150,000 grant from the ExxonMobil Foundation to be given over three years. The facility includes offices for Conservancy staff and meeting rooms for school and volunteer groups.

"The preserve's proximity to the Houston metropolitan area is what makes it so special," says Linda Shead, executive director of the Galveston Bay Foundation, an organization dedicated to preserving the bay for multiple uses. "It provides many opportunities to educate the community about the importance of the bay and the lands that surround it."

Charles Doyle, mayor of Texas City, is another big fan.

"This project is a wonderful example of what happens when you have a cooperative venture involving oil and gas operations and environmental protection," says Doyle. "Now the Attwater's prairie chicken has an opportunity to be saved so that our children, and their children, can enjoy these extraordinary birds for years to come." ■

The Nature Conservancy

The Nature Conservancy is a non-profit organization that, in cooperation with neighbors and communities, uses scientific research to protect wildlife habitat.

It works with landowners, corporations and governments and manages the world's largest private system of nature sanctuaries.

Its programs protect more than 11 million acres of habitat in the United States and another 60 million acres in Canada, South America, the Caribbean, Asia and the Pacific.



Robert Potts, director of The Nature Conservancy of Texas, played a key role in acquiring land for the prairie preserve.

For more information visit the Conservancy's Web site (www.tnc.org) or contact its national office (703-841-5300), its Texas chapter (210-224-8774) or the Texas City Prairie Preserve (409-945-4677).



Little boomer

Weighing less than two pounds, the Attwater's prairie chicken (named for British scientist Henry Attwater) is renowned for its colorful mating dance and the accompanying "booming" sound made by males (similar to the sound of air blown across the top of a soda bottle).

Mating season peaks in March and April. Males gather in an open area (called a lek) and begin booming before sunrise. Females arrive just before daylight. Several males compete for a female, dancing, hopping, booming, inflating their orange neck sacs, and otherwise touting their masculine wares. Each female spends several days deciding which suitor to select.

Each hen lays 10-12 eggs. Mortality is high due to predators and occasional flooding.

To bolster the bird's population, captive breeding programs have been established at several locations.

Chicks born in captivity are released at the Texas City Prairie Preserve and at the Attwater's Prairie Chicken National Wildlife Refuge near Eagle Lake, Texas, about 60 miles west of Houston.

Women artists of the Low Countries

Spanning five centuries, their work gets long-overdue recognition



Dutch painter Catharina van Hemessen made history in Western art more than 450 years ago. Yet few knew about her milestone until a recent exhibition put her and 160 other female artists in the spotlight.

Sponsored by Esso Benelux, an ExxonMobil affiliate, the exhibition featured 300 works created between 1500 and 1950. The artists were women who lived in the historical Low Countries, today primarily the Netherlands and Belgium.

Incredibly, about 80 percent of the paintings had never been shown to the public before they went on display last year at the Koninklijk Museum voor Schone Kunsten (Royal Museum of Fine Arts) in Antwerp, Belgium. The exhibition is now at the Museum voor Moderne Kunst (Museum of Modern Art) in Arnhem, the Netherlands, through June 4.

One of the surprises of the exhibition, entitled "Elck zijn waerom," loosely translated from the Dutch as "Everyone is unique," was a painting measuring barely 12 inches (30 cm) square. It is a self-portrait painted by Van Hemessen, the first such work by a European artist. Van Hemessen produced it about 1548, decades before the the Flemish painter Sir Anthony Vandyke created his own famous self-portrait.

"Coast with Cliffs at Sanary"
Anna Boch, 1848-1936

Boch used proceeds from her landscape paintings to support other artists. She bought a painting from Vincent van Gogh, the only one he ever sold.



"Vase with Flowers" c. 1663
Helena Roovers (birth and death dates unknown)

The composition resembles the bouquets painted by male artists who worked in the Dutch city of Utrecht about 1600.



"Self-Portrait" c. 1548
Catharina van Hemessen, 1528-1581+

Van Hemessen's historic self-portrait included the following note from the artist: "I painted myself, barely 20 years old."



"Revolution of 1830" (year unknown)
Adèle Kindt, 1804-1884

The title refers to the year Belgium declared independence from the Netherlands.



"Self-Portrait with Three Children"
(1929)
Charley Toorop, 1891-1955

Toorop painted herself as a self-conscious mother, armed with palette and brush. The disproportioned bodies and large eyes are typical of her style.



"Self-Portrait" (year unknown)
Else Berg, 1877-1942

Berg experimented with expressionist figurative art. She died in the Auschwitz concentration camp in World War II.

Women painters, such as Van Hemessen, for centuries have been overshadowed by their male counterparts. However, exhibition visitors learned that women have also been trailblazers in the development of Western art.

As reviewer J.H. Verbanck noted: "The show provides a kaleidoscopic and almost educational overview of art produced through the ages. Visitors travel through the historic periods and corresponding styles. Time and again, you catch yourself thinking of the male masters representing a particular movement in the arts. At the same time, you are looking at a comparable work painted by a woman painter you have never heard of.

"As you move around the exhibition space, you are increasingly struck by your own lack of knowledge about these female artists. And that is precisely what the curators had in mind when compiling this show." ■



"Self-Portrait" (c. 1950)
Rachel Baes, 1912-1983

Inspired by surrealism, Baes mixed dreams, fairy tales and memories of childhood in her paintings between 1946 and 1951.

For more information

You can learn more about these and other women artists of Belgium and the Netherlands by contacting:

Royal Museum of Fine Arts
Public Relations Office • Plaatsnijderstraat 2
B-2030 Antwerp • Belgium
Tel: 32-3-238-7809 • Fax: 32-3-248-0810

Museum of Modern Art
Utrechtseweg 87 • 6812 AA Arnhem
The Netherlands
Tel: 31-26-351-2431 • Fax: 31-26-443-51
Web: www.mmkarnhem.nl/summary.htm

The path forward on climate change

Just as changeable as your local weather forecast, views on the climate change debate range from seeing the issue as serious or trivial, and from seeing the possible future impacts as harmful or beneficial.

Some in the debate believe they can predict changes in climate decades from now. Advocating "precaution," and despite scientific uncertainty, they believe actions should be taken immediately to reduce carbon dioxide emissions by mandating severe restrictions on energy use.

Though we wholly support the efficient use of fuel, a prudent approach to the climate issue must recognize that there is not enough information to justify harming economies and forcing the world's population to endure unwarranted lifestyle changes by dramatically reducing the use of energy now.

Enough is known about climate change to recognize it may pose a legitimate long-term risk, and that more needs to be learned about it. But many scientists and economists believe that it is inappropriate to impose costly policies such as the Kyoto Protocol — the result of a 1997 negotiation by governments to reduce greenhouse gas emissions only in developed countries.

In the United States, the Department of Energy has estimated that the Kyoto Protocol would require a dramatic (30 percent) near-term reduction in the projected use of energy. Most economists tell us that such a step would damage our economy and almost certainly require large increases in taxes on gas and oil. It could also entail enormous transfers of wealth to other countries.

Instead, a responsible path forward with regard to the climate issue must be marked by rational scientific, economic and technical analysis. And it must include actions now on several fronts:

- Continued research to understand the climate system
- Cost-benefit analyses of proposed responses
- Research on and development of promising technology
- Removal of regulatory and tax restrictions that hamper introduction of new technology and present barriers to its widespread application
- Promotion of energy efficiency.

Universities, industry, national laboratories and consumers can each contribute to this process.

The role of government should be to support and encourage research on climate science and private investment in technology, rather than to target programs that support particular views. In all cases, we must recognize the importance of eliminating regulations and other barriers that inhibit commercialization of cost-effective technologies.

All citizens have a right to know the consequences of suggested governmental policies. Proposals to address climate change issues must first be analyzed to assess their costs and benefits to society. Policy mistakes can be serious and may even limit our ability to respond effectively later.

Technologies such as fuel cells, hybrid (gasoline and electric) cars and advanced diesel vehicles and fuels all hold promise for transportation.

Although battery technology appears to require major breakthroughs, sources such as solar, wind and biomass can satisfy some limited needs now, and possibly more later. Further in the future, hydrogen may play a role in nearly pollution-free power, but this technology faces enormous challenges.

Other research seeks ways to capture and store carbon dioxide emitted during the use of fossil fuels. Even less-conventional options, such as marine fertilization to absorb carbon dioxide, should be examined.

Successful companies have long recognized the importance of lowering costs. Reduced energy use helps meet this goal and lowers emissions, too. Recently, the U.S. Department of Energy announced that reductions by companies that voluntarily report their results tripled between 1994 and 1998. Private industry has also begun to share information on best industrial operating practices and to promote joint research on efficiency steps.

As gaps in climate science are being filled, these approaches can lead to real changes in emissions trends without harming economies and lifestyles. At ExxonMobil, we endorse these steps and conduct our own research and operations in ways that support them. We believe it's the responsible path forward.

A new brochure, Global Climate Change, *provides an in-depth look at the climate change issue. To get a copy, write Exxon Mobil Corporation, Dept. E, 5959 Las Colinas Blvd. Irving, TX 75039-2298, or see our Web site at www.exxon.mobil.com.*

Joint venture opens resins plant in China

Jinsen Hydrocarbon Resins Company Limited, a joint venture of an ExxonMobil Chemical Company affiliate and Shanghai Petrochemical Company Limited, has started operations at its new resins plant in Jinshan, China.

Some 50 miles (80 kilometers) southwest of Shanghai, China, the plant uses ExxonMobil Chemical's proprietary hydrocarbon resins technology. Jinsen will market the products primarily in China under ExxonMobil's *Escorez* trademark.

Hydrocarbon resins are components of adhesives that are used in such products as tires, tapes, corrugated boxes and packaging.

ExxonMobil Chemical Company and its affiliates are the world's largest producers of hydrocarbon resins. They market them in 60 countries.

Mobil Canada recognized for energy efficiency

Canada's Voluntary Challenge and Registry Inc. (VCR) has honored Mobil Canada with a 1999 Environmental Leadership Award for the Upstream Oil and Gas sector.

The VCR recognized Mobil Canada, an affiliate of Exxon Mobil Corporation, for its voluntary efforts to promote energy efficiency.

Among initiatives cited was the company's development of a comprehensive system to measure emissions at each facility. Also noted was its reduction of carbon dioxide-equivalent emissions by some 35,000 tons from voluntary actions it took in 1998 alone.

The VCR's Technical Advisory Committee, whose members come from academia, environmental non-government organizations, industry and governments, made up the awards judging panel.



Mobil Canada has drilled a nur ber of significant gas wells in t Alberta foothills, where its gas production is growing.

Speedpass fast-fuel technology available in Singapore


Mobil
Speedpass
No cash
No cards
No queues
Synergy 98
Synergy 92
Synergy
Mobil

Mobil Speedpass, the fast, easy wa to buy gasoline at the pump withoui cash or a card, is now winning over consumers in Singapore.

When it was introduced in Singa pore, it became Asia's first "cashles and "cardless" refueling system.

For more information about *Spe pass*, log on to the *Speedpass* Wet site at exxon.mobil.com/speedpass

More motorists in Singapore are taking advantage of faster fueling with *Speedpass*.



Reserve additions replace production six years in a row

Exxon Mobil Corporation and affiliates added 1.7 billion oil-equivalent barrels of proved oil and gas reserves in 1999, replacing 106 percent of production.

It was the sixth straight year that reserves replacement exceeded 100 percent. Over the past 20 years, the company and its affiliates have added nearly 35 billion oil-equivalent barrels to proved reserves, more than replacing reserves produced.

All figures exclude property sales. With sales included, reserve replacement in 1999 totaled 105 percent.

Production totaled 1.6 billion oil-equivalent barrels in 1999. Liquids production amounted to 912 million barrels, and gas production totaled 4.2 trillion cubic feet.

Also, ExxonMobil strengthened its resource base to 69 billion oil-equivalent barrels with additions of 1.9 billion net oil-equivalent barrels. The base includes proved reserves and other discovered resources likely to be developed in the future.

New field additions to the resource base exceeded 1.5 billion oil-equivalent barrels for the fourth year in a row, with finding costs of $1.20 a barrel.

iabetes-education support ırns honor for ExxonMobil

e American Diabetes Association has recognized xon Mobil Corporation for its commitment to diabetes ucation and prevention in minority communities.

Over the past three years, the company has concted a series of mini-festivals it calls Community eekends. The two-day events at Mobil service stans give nearby residents access to total health care reenings for diabetes, HIV, blood pressure and choterol. They are also given bone marrow tests.

To date, some 41,000 people have taken advanje of the screenings, with more than 12,000 being ecked for diabetes.

The festivals also offer entertainment for all ages, iniding clowns, face painting, games for kids and oprtunities to win gasoline and other prizes. They are oadcast over local radio stations.

This year's Community Weekends are scheduled in iicago, Detroit, Los Angeles and New York.

New aviation oil offers better engine protection

ExxonMobil Lubricants & Petroleum Specialties Company has introduced *Exxon* aviation oil *Elite* 20W-50, a semi-synthetic multigrade engine oil formulated for aircraft piston engines.

In development for three years, the new oil offers greater viscosity, wear and corrosion control, and rust protection.

It also contains an anti-wear/anti-scuffing additive required for some models of Lycoming engines and is approved for this use by the Federal Aviation Administration.

Exxon Elite will be available for purchase after June 1. Orders can be placed through the "Flyin Tiger" Hotline, 888-22-TIGER (8447), button 9. or through the *Exxon* lubricant distributors network.

More information about *Exxon*, *Mobil* and *Esso* lubricants can be found on the ExxonMobil Web site at www.exxon.mobil.com.


EXXON
aviation oil
Elite
SAE 20W-50
ASHLESS DISPERSANT
1 U.S. QUART (946 ml)



Cover
Free of society's restrictions, Asia-Pacific Treasurer Sheila Chuang and other Asian women are enjoying successful careers. See "Out of the box," Page 19. Photo: Michael Coyne/Black Star.

the **Lamp**
VOL. 82 NO. 1

spring 2000

ExxonMobil

Lee R. Raymond, *Chairman of the Board*
Lucio A. Noto, *Vice Chairman*

Senior Vice Presidents
René Dahan, Harry J. Longwell,
Eugene A. Renna

Ken P. Cohen, *Vice President-Public Affairs*
T. Peter Townsend, *Vice President-Investor Relations and Secretary*

Jeanne Mitchell, *Manager-Communications*
Mike Long, *Editor*
Pat Gabriel/Graphic Concepts Group, *Design*
Fran Bruscino, *Distribution*

The Lamp is published quarterly for ExxonMobil shareholders. Others may receive it on request. It is produced by the Public Affairs Department, Exxon Mobil Corporation.

EXXON MOBIL CORPORATION
P.O. Box 4640
Trenton, NJ 08650
www.exxon.mobil.com


EXHIBIT 4
the Lamp
Winter 2001-02
Spanning the seven seas
ExxonMobil keeps global shipping on the move
Malaria: stopping a killer
Massive development to turn spotlight on Russian Far East
Saving energy
kes a lot of cents

Saving energy makes a lot of cents

ExxonMobil initiative cuts energy use around the world and helps reduce emissions, too

The furnace on a crude distillation unit is a key source of potential energy savings at a refinery. The unit is the first key step in breaking down crude oil into petroleum products.



A plus for the environment

In addition to saving money, reducing energy use in ExxonMobil refineries and chemical plants has reduced emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and other gases.

"We expect the first phase of G-EMS alone to reduce CO_2 emissions by an amount that is 3 percent of the 1999 corporate total," says Anita Riddle, senior advisor in ExxonMobil's Safety, Health and Environment Department.

"People and industries, including our own, need to use energy more wisely and efficiently, both now and in the future," says Riddle. "ExxonMobil recognizes that global climate change may pose a long-term risk, and that's why we need research to learn more about it. We also need to be more efficient, both in our operations and in the use of energy."

by Thomas L. Torget

If you think your *monthly* energy bills are high, try $190 million. Three years ago, that was the monthly tab for running ExxonMobil's refineries and chemical plants. But thanks to an innovative effort to save energy at these facilities, that cost is expected to fall more than 15 percent, or about $30 million a *month*.

That's good news for shareholders, because saving energy means lower operating costs.

And it's good news for the environment, because saving energy means reduced emissions.

By itself, a barrel of crude oil has little utility. Until converted into gasoline, heating oil, lubricants and chemical feedstocks, crude oil can't power an engine, heat a home or become raw material for plastics. Converting crude oil into products requires tremendous heat. Heat is energy, and energy costs money. So when ExxonMobil saves some of that heat, it saves money.

"Energy represents more than one-third of all operating costs at our refineries and chemical plants, so we knew that finding ways to use less of it could mean big savings," says Scott Criminski, manager of ExxonMobil's Global Energy Management System (G-EMS) initiative.

The idea for G-EMS came from Executive Vice President René Dahan. In 1998, Dahan brought together a team of refining and chemical managers and challenged them to develop a comprehensive and sustainable system for reducing energy use worldwide.

He identified three objectives. He wanted a system that:

- Could be applied by all refineries and chemical plants worldwide.
- Would position ExxonMobil as the industry leader in energy efficiency.
- Would provide a common methodology so each facility could both identify ways to cut energy use and track the results.

In response, a team of managers from the refining, chemical and research and engineering organizations, plus dozens of company specialists, was formed to develop and launch the global initiative.

The initiative team developed detailed manuals that described best practices for energy efficiency for the key aspects of refinery and chemical plant operation — from facilities design to operations, control and maintenance.

The team then assembled ExxonMobil experts from around the world to deploy G-EMS at individual refineries and plants.



Baton Rouge engineer Todd Grubb points an infrared pyrometer toward the opening of a small inspection window to measure a furnace's internal temperature.

Kickoff in France

By mid-1999, G-EMS was ready for testing.

"Because many of our biggest refineries are integrated with adjacent chemical plants, that's where we wanted to test the program," says Criminski. "Integrated sites share energy systems, so we judged that there would be many opportunities for savings. For our pilot program, we selected the Port Jerome Refinery in France and the adjacent Notre Dame de Gravenchon Chemical Plant."

Two teams of specialists met in France and worked together for several weeks to brainstorm energy-savings ideas and apply best practices in energy efficiency. The "visiting team" of technical experts joined a "home team" of local staff with detailed knowledge of operations at the plants.

"We achieved outstanding results by combining this local expertise with the technology and operational knowledge of leading energy practices brought from other ExxonMobil sites and engineering centers around the world," says Criminski.

Following the successful test in France, the G-EMS team fine-tuned the process and conducted workshops around the world to introduce the program to other company managers, engineers and operators.

Merger increases savings

Prior to the merger of Exxon and Mobil, the Mobil Energy Management team had also been conducting successful energy workshops and surveys around the world.

"After the merger, the G-EMS and Mobil Energy Management team efforts blended seamlessly," says Criminski, "with the best ideas of both used to build a better G-EMS. Mobil refineries and chemical plants were then integrated into the G-EMS global implementation schedule."

Since early 2000, the program has been rolled out at major ExxonMobil facilities in the United States, Canada, Australia, Asia and Europe. Implementation at remaining facilities will be completed within the next year.

Smaller refineries and plants are conducting self-studies, using detailed energy-saving information provided by the G-EMS best-practices manual.

The power of networking

As energy-saving steps at individual facilities are identified and implemented, results are shared with ExxonMobil's global organizations.

Facilities that are less energy-intensive — such as marketing terminals, gasoline stations and office buildings — also are identifying and implementing energy-saving practices.

In addition, ExxonMobil's Upstream (production) businesses are focused on reducing energy use.



Baton Rouge technician Mike Rush applies a best practices safety step while inspecting a furnace's high-pressure shutdown valve.

Pam Moore, site utilities coordination manager, and Todd Grubb helped lead deployment of Global Energy Management System best practices at the Baton Rouge refining and chemical complex.

An energy-savings assessment based on G-EMS best practices was performed at the Imperial Oil affiliate's Cold Lake heavy oil facility in Canada, which represents 30 percent of the energy costs of Upstream operations. Findings from the Cold Lake assessment will be used to help formulate a global approach to Upstream energy management.

'Not a one-shot deal'

The payoff from energy savings will continue to grow. At each facility, both immediate and longer-term energy-saving opportunities are identified. Those involving little or no capital investment are implemented quickly. Others requiring new equipment or retrofitting of existing plant hardware are analyzed to determine their economic feasibility. When an opportunity becomes viable, it's incorporated into the facility's work plan and then becomes part of the site's capital budget.

"G-EMS is not a one-shot deal in which we make a few quick changes and then let the program wither away," says Dave Seaman, energy manager for ExxonMobil Chemical. "It's an ongoing process that becomes part of the overall management process at each refinery and chemical plant."

"Most facilities have a 10-year plan for implementing the energy-saving opportunities they've identified," says Seaman. "That's why the benefits will increase as time goes on."

Bill Heikkila, Supply and Services manager for Imperial Oil's Strathcona Refinery in Edmonton, Alberta, concurs. "While we've already implemented many changes that are saving energy," says Heikkila, "our real success will come from changes we make over the next several years." ■

Beating the heat

Because refineries and chemical plants require tremendous heat for their processes, the keys to saving energy are finding ways to minimize heat loss, lower temperatures and reduce the time required to convert crude into finished products.

Pam Moore, manager of site utilities coordination for the Baton Rouge complex, says one approach to saving energy involves reducing steam consumption. Refineries use steam to remove impurities from products and to heat crude oil and other products.

"In the past, a technician would adjust steam volumes once or twice each day and would often set the volumes slightly above the amount needed to do the job. We've now developed a way to use computer tools to continuously predict and adjust the precise amount of steam needed to remove impurities from the product that's being manufactured. This allows us to reduce steam volumes, which translates to less heat and lower emissions."

Spanning the seven seas

ExxonMobil Marine Fuels keeps global shipping on the move


TRANSFENNICA

by Shelley Moore

A thousand pounds of jumbo shrimp. . .400 ribeye steaks. . .60 wheels of triple-cream Brie. . .five pallets of fresh strawberries. . .50 cases of vintage Bordeaux. . .500 tons of fuel oil.

For a luxury cruise ship, it's a credible list of provisions. Most of them sound delicious. Of course, only one makes the ship move.

ExxonMobil supplies much of the fuel that powers cruise ships and other marine vessels, large and small, in every part of the world.

Delivering roughly 15 million tons of product a year, ExxonMobil Marine Fuels serves about 1,100 customers, ranging from world-class names in container shipping to 30-foot fishing boats bouncing along the coast of Senegal.





ExxonMobil fuels cruise ships around the world, including Royal Caribbean International's *Explorer of the Seas* (left) and the *Victoria* (below), owned by P&O Cruises. *Explorer of the Seas* has space for more than 3,000 passengers and features an ice rink.


VICTORIA
LONDON
JAYNEE W


VIVALDI

General Bunkering Services, an ExxonMobil contractor, fuels Transfennica's *M/S Transgard* cargo ship in Antwerp, Belgium — ExxonMobil Marine Fuels' busiest port. The ice-strengthened *Transgard* can carry mixed cargo, from containers to automobiles.

Many of the world's navies get their fuels from Marine Fuels. So do numerous ferry operators. And so does ExxonMobil's own fleet of tankers and supply vessels. Even stationary offshore oil and gas platforms run on fuels supplied by Marine Fuels.

The organization supplies all these customers through a network of more than 300 ports in 70 countries.

This global reach means that a cargo ship captain in the middle of the Atlantic, for example, can confidently arrange for Marine Fuels in the London area to have "a 1,000-ton bunker stem" available in the port of Antwerp in three days.

Bunker stem?

Like all else nautical, marine fueling has its insider lingo. "Bunkers," or heavy fuel oils, derive their name from the coal bins used in the early days of steamships. "Bunkering" is the process of fueling. A "stem" is a single delivery. Back when marine fueling measurements were quite imprecise, every order fulfillment was "subject to enough material" (S.T.E.M.).

Did that hypothetical captain say he needed a thousand tons of bunkers — more than a quarter million gallons — in just three days? Quite likely.

Most buyers prefer to lock in a price close to the time of delivery. Hence, marine fuels are sold mainly on the spot market. And rather than say "fill 'er up," customers typically order just enough fuel to get from point A to point B.

"Let's say you're driving your car down the highway, and you start to run out of gas," says Andrew Monty, manager of International Sales. "You think to yourself, 'I like Brand X best, but it's far away. Brand Y is cheaper, but it's three miles farther down the road.' Careful comparisons are important for a ship owner whose fuel costs may account for 40 percent of total expenses."

In the middle of the world

Marine Fuels employs just 160 people worldwide, including ExxonMobil affiliate staff who serve primarily local customers.

"Headquartered at Leatherhead near London, we sit in the middle of the world," says Director Peter Healey. "We can talk with Asia in the morning and with the Americas in the afternoon."

Much of the action hovers around three trading rooms — London, Singapore and Coral Gables, Florida.

Marine Fuels traders handle about 20,000 orders a year — orders they can hardly take for granted. Large ports such as Suez, Antwerp or Singapore may be home to as many as 10 bunker suppliers. Customers or their brokers generally call several suppliers to compare product specifications, availability, prices and services before nominating ExxonMobil — or somebody else.

Some ships may ask for custom-blended fuels. Others may need to take delivery within a narrow time frame. Still others may want a special pricing or billing arrangement.

Three staff people in Leatherhead devote about half of their time to buying fuels for Marine Fuels' biggest customer — the ExxonMobil fleet. Eighty ExxonMobil vessels consume about 1.2 million tons of fuel a year.

"Although they're family," says Joe Rud, general manager of Business Development, "they're among our most demanding buyers. We strive to get them th right product at the right place and at the right price."


ExxonMobil
Marine Fuels
Peter Healey, director of ExxonMobil Marine Fuels, at the Leatherhead, UK, headquarters

We speak your language

Each trading room is internationally staffec

"Customers have a comfort factor whe they can deal with people who speak their language," says Krish Krishnamurthy, gei


Sales reps (clockwise, from left) Ahmed Zaki, June Simmonds, Valerie Guillou and Bobbie Alexander negotiate sales contracts in Marine Fuels' Leatherhead trading room. On a busy day, traders will field up to 150 customer calls.



Joe Rud (standing), general manager, Business Development, Fleet Purchasing and E-Commerce, confers with sales reps Ahmed Zaki and June Simmonds.

145 barges — no accidents or spills

ExxonMobil Marine Fuels relies on the bunkering, or fueling, services of 35 barge contractors operating 145 barges worldwide.

In 2000, the company pressed its contractors to meet heightened standards of safety. All 145 barges achieved a perfect record — no accidents or spills. This inspired ExxonMobil to create a barge safety award.

Managers visited every contractor to present plaques recognizing their contributions. In addition, Marine Fuels won the 2000 President's Award for Safety from ExxonMobil Fuels Marketing Company.

"We're proud of the active collaboration for safety that we maintain with our barge operators," says Peter Healey, director of ExxonMobil Marine Fuels. "We've worked closely with them to be sure they understand our expectations, and it has paid off in helping us achieve a flawless safety record."

ExxonMobil Marine Fuels

eral manager for Europe, Africa and the Middle East. On a busy day, his London-based traders field 100 to 150 customer inquiries.

The murmur in the trading room is a mix of Dutch, French, Norwegian, German, Italian, Spanish, Arabic, English and other languages. Armed with cell phones and laptops, the traders are "on" around the clock, so that customers can reach them any time they need help. And they often do, according to Valerie Guillou, a trader serving ship traffic in West Africa.

"The port of Abidjan in Côte d'Ivoire, for example, has too few barges bunkering too many ships with too little time," says Guillou. "The barges may give a ship just half a delivery one day and then half a delivery the next. They move from ship to ship, trying to do a little bit for everybody."

If ship engineers need help with, say, a fuel viscosity problem, they call Technical Manager Steve Walker. As a marine engineer and former seaman, Walker can talk to them like a sailor — a well-mannered sailor, of course.

"When you come up with a simple solution, they happily say, 'Oh, is that all?' "

Healey adds that while Marine Fuels customers have come to expect quality products along with outstanding service and technical support, there is one area in particular that sets ExxonMobil apart.

"And that's the strength of our customer relationships," says Healey. "Some span many generations. After all, when cars and planes were still novelties, marine transportation and fueling were entrenched global industries."

Over the past century, ExxonMobil has provided marine fuels to the polar expeditions and the original Cunard Lines queens — *Queen Mary* and *Queen Elizabeth*.

The new century

In January, Marine Fuels introduced its new customer-friendly Web portal — www.exxonmobilmarinefuels.com. It's been so successful that it serves as a model for other ExxonMobil marketing sites.

Now Marine Fuels is carefully weighing options for joining the e-commerce revolution. Healey doesn't worry that Internet trading will erode the commitment to personal relationships. But should it turn out not to be useful, "We'll go back to the telephone," he says.

Like other industry segments, the marine fuels business has felt the impact of the global economic slowdown. Marine Fuels' trading rooms have grown a bit quieter, especially since the September 11 terrorist attacks in the United States. Yet the company remains optimistic about the long term.

"Marine Fuels continues to steer confidently toward new 'ports' of opportunity," says Rud. "In fact, you might say we're like a service station on a barge." ■

Malaria: stopping a killer





ExxonMobil joins fight to find new drugs, prevent spread of deadly disease

by Salley Shannon

Some 90 percent of deaths caused by malaria occur in sub-Saharan Africa, where ExxonMobil is contributing to antimalaria efforts in five countries. The inset photo shows an adult Anopheles mosquito, carrier of the deadly disease.

Malaria, a debilitating and often fatal disease, is staging an alarming comeback.

Although eradicated in many regions in the 1950s, the growing resistance of the malaria parasite to available drugs makes the disease a major public health concern in developing countries.

It infects an estimated 300 to 500 million people. The number of deaths each year is reported to be at least 1 million. Furthermore, some 40 percent of the world's population is at risk of catching the disease.

As ExxonMobil has pursued oil development in West Africa that will provide decades of energy for the world, it has seen firsthand the toll that malaria is taking on Africans. Indeed, 90 percent of all deaths caused by malaria occur in African countries south of the Sahara.

Babies, children and pregnant women are especially vulnerable.

"Malaria kills, on average, three children a day in this hospital," says Dr. Luis Bernadino, director of Angola's Pediatric Hospital of Luanda. "But in the rainy season, admissions of children ill with the disease double, and the death toll is much higher."

In countries where malaria is endemic, virtually every adult has it and can fall ill many times a year with flu-like symptoms.

Some researchers think the gross national product of African nations would be a third higher by now had malaria been halted 30 years ago.

Although the scourge of HIV/AIDS infection in sub-Saharan Africa has lately captured headlines, malaria takes an equal unremitting toll.

Medicines lose effectiveness

Drugs can make malaria infection less likely. However, in recent years resistance to them has outpaced the development of new treatments.

"The cheapest antimalarial drug, Chloroquine, is rapidly losing its effectiveness in almost all affected countries," says Dr. Steven Phillips, ExxonMobil's in ternational medical director. "Malaria ha come surging back with a vengeance."

In Africa, rising numbers of people af fected by malaria strain already hard-pressed public health services. The disease causes major losses in work time and days off from school.

"The cost of prevention can eat up as much as a quarter of a family's income," says Phillips. "Many people can't afford medicine at all, so they just suffer — ove and over again."

Key ventures funded

Late last year, Harry Longwell, ExxonMobil director and executive vice president,



Schoolchildren in Equatorial Guinea display mosquito bed nets that were distributed with funding help from Mobil Equatorial Guinea.

made sure the company's own internal malaria-fighting program for employees was in exemplary order. He then committed the company to foster progress in global malaria prevention and control.

In April, the ExxonMobil Foundation announced a $1 million grant to the Harvard Malaria Initiative, plus $300,000 for the Medicines for Malaria Venture. Also, ExxonMobil teams are working with host governments and the local Roll Back Malaria (RBM) campaigns in Angola, Cameroon, Chad, Equatorial Guinea and Nigeria to identify where the company can make the greatest difference. ExxonMobil has a significant presence in each of these countries.

The Harvard Malaria Initiative focuses on basic scientific research. The research team, headed by Dr. Dyann Wirth, is capitalizing on a recent break-



ExxonMobil's Dr. Adel Girgis meets with residents of Kome village in Chad to explain the causes of malaria and such preventive steps as the proper use of bed nets.

Nigeria sets ambitious antimalaria campaign

Nigeria's Federal Ministry of Health has taken a leadership role in fighting malaria.

Not only does it have the most ambitious, detailed malaria eradication program of any sub-Saharan African country, but it is pushing neighboring countries to be equally aggressive.

Antimalaria efforts start at the top of the government and go right down to the village clinic level. Nigeria has reduced tariffs on importing antimalaria drugs and waived taxes on insecticides.

At the village level, ExxonMobil will be supporting the efforts of the New Nigeria Foundation as it sets up health clinics in nine Niger Delta states, including four clinics in the two states where ExxonMobil affiliates operate.

"This pilot project will be carefully monitored," says Dr. Bamidele Koleowo, ExxonMobil's Occupational Health manager for Nigeria. Koleowo works with government health personnel and others to plan projects under the umbrella of Roll Back Malaria (RBM), an international coalition.

Insecticide-treated bed nets will be distributed to prevent bites, and prepackaged drugs will be made available.

Nigeria has set two goals to be achieved by 2003:

- Eighty percent of all Nigerians will understand that mosquito bites cause malaria and need to be prevented.
- Prepackaged antimalaria drugs will be available in all health facilities.

"It is hard for those who don't live in a malaria endemic region to grasp the dreadful toll of the disease," Koleowo notes. "Within Nigeria, malaria kills 20 percent of our children. A child with malaria can die within 24 to 48 hours."

In 2000 and again last year, Nigeria hosted summit meetings of African heads of state to discuss ways they could combat the many diseases of poverty that hamper nation-building. The final day of the meeting, dubbed "Malaria Day," is widely believed to have convinced many ministers of health to fight this recalcitrant disease more vigorously.

through: the sequencing of the malaria parasite's genome (or genetic structure).

By looking at the ways genes change, scientists may be able to get a "heads up" on resistance, she notes. "No one has ever done this before."

Another major focus of the Harvard initiative is the development of young African scientists.

"They receive fine training in the basic sciences in their own countries," says Wirth. "They come to us for specialty training in genomics. This sharing of knowledge will be what allows us to pass from academic hypothesis to actual tools for fighting this disease."

The Medicines for Malaria Venture is a public-private partnership established as a nonprofit Switzerland-based foundation. It funds projects that bring together researchers in academia, such as Wirth and her team, and pharmaceutical companies to discover and develop antimalaria drugs.

Christopher Hentschel, who heads the venture, notes that while many companies do business in malaria-endemic areas, ExxonMobil is the only nonpharmaceutical firm "to show real leadership in the fight against malaria in sub-Saharan Africa."

The venture hopes to bring one new antimalaria drug to market every five years. This will be a challenge because it costs millions to develop a new medicine; yet poor nations have little money to spend on even the most necessary drugs.

RBM is a joint initiative of the UN Development Program, UNICEF, the World Bank and the World Health Organization (WHO). Its work within individual countries is led by officials of each country's health service. Now ExxonMobil personnel in each of the five target countries have joined their efforts.

Each in-country RBM group decides on ways to combat malaria and sets goals for providing access to reliable diagnosis and treatment services and insecticide-treated bed nets. Health education, however, is a universal component. Many people simply don't realize that the bite of an infected female Anopheles mosquito is the source of their malaria misery.

Partners in progress

"The important thing to realize about RBM in Chad is that it is not our program. We don't take over," says Dr. Adel Girgis, an ExxonMobil doctor. "Instead, we assist the Ministry of Health RBM program in the oil field development area."

Girgis says the team is looking forward to receiving 32,000 bed nets that have been ordered. Using bed nets impregnated with insecticide is a simple but effective way to reduce malaria incidence. Each net costs about $4 and can keep up to three sleepers from being bitten.



Dr. Luis Bernadino (right), director of the Pedi atric Hospital of Luanda, Angola, receives a truckload of bed nets and antimalaria medicin from Dean Guttormson, Esso Angola director.

Nurses who already work for Chad's national health service will go into villages, meet with the local population, offer preventive malaria health education, and then give out bed nets, one to a house. A year later, the nurses will return to teach the owners of the bed nets how to dip them in insecticide and dry them.

"We haven't decided whether the nets will be free to villagers," Girgis adds. "If we do charge, it will be enough to make them seem valuable, but still be within the budget of most families." The amount they are thinking of charging? Sixteen cents.

In Equatorial Guinea, malaria causes some 80 percent of the deaths of children under 5. Accordingly, Mobil Equatorial Guinea has focused its RBM program on the distribution of bed nets to families with children in this age group. Many national employees have volunteered to help with the bed net distribution.

The Angolan National Malaria Control Program was formally launched earlier this year. "We're now in the early stages of seeing concrete activities," says Helena David, ExxonMobil Public Affairs representative in Luanda.

"The last rainy season was very bad here," adds David. "We had standing water everywhere, and a crisis developed at the local pediatric hospital. They were seeing 300 children with malaria a day. As part of our collaboration with the Ministry of Health, ExxonMobil donated emergency medications."

It can be conquered

Malaria can be controlled — and then eradicated. The proof exists in the United States, where malaria was endemic until the 1950s. In fact, the Centers for Disease Control began as the government agency assigned to track and treat malaria.

"It's so interesting to me that ExxonMobil, alone among corporations, is taking a leadership role in fighting this disease," observes Harvard's Dr. Wirth.

"It strikes me that the vision required to develop new antimalaria drugs and get them to market, and indeed this whole effort to end malaria's grip, requires the same sort of vision ExxonMobil must have to stay in business. If you want to have energy in 20 years, start now.

"Knowledge is important. Money is important. But first comes the vision." ■



At the National Institute of Medical Research in Lagos, Nigeria, researchers associated with the Roll Back Malaria program prepare prepackaged doses of antimalaria drugs.



Dr. Maria Martinelli, a nun and surgeon at St. Joseph Hospital in Bebedjia, Chad, examines a sick child. Esso Chad has worked closely with the hospital, funding vaccination programs, laboratory equipment and training for the Roll Back Malaria program.

Massive development to turn spotlight on Russian Far East

Multinational project to represent record foreign investment in Russia

by Denise Allen Zwicker



A milestone oil and gas development project offshore the Russian Island of Sakhalin promises sizable benefits to all the parties involved.

The developer is a consortium of U.S., Russian, Japanese and Indian companies operated by Exxon Neftegas Limited, an ExxonMobil affiliate.

On October 29, the Sakhalin I project reached a milestone when the consortium confirmed its commercial potential.

Now, after more than five years of seismic surveys, drilling and testing — plus patient negotiations with the Russian Federation over legislative, legal and regulatory issues — the project is set to move forward. Further more, both the U.S. and Russian governments are actively supporting it.

[illegible] support

[illegible] outlay of $12 billion [illegible] phases, Sakhalin I [illegible] largest direct foreign investment in Russia.

"The general climate for foreign investment in Russia has been improving," says Neil Duffin, president of Exxon Neftegas Limited and vice president of ExxonMobil Development Company, based in Houston. "President Putin has promoted foreign investment and has brought key ministers on board toward that goal."

Russian President Vladimir Putin said in a recent speech to the World Economic Forum in Moscow, "I can't help but welcome the decision that our partners and friends from Exxon made on their participation in a big investment project in Russia. Their direct investment of $12 billion to $15 billion is in and of itself noteworthy. And when we keep in mind that total spending on the project could be close to $30 billion, then this, if we compare it to past foreign investment in Russia, is a serious figure. I promise to do everything I can to help projects of this type."



A family of Orlan sea eagles nests near the Sakhalin coastline. Sakhalin I's concrete drilling platform was renamed for the Orlan, which in Russian symbolizes strength, boldness and speed.



Sakhalin I

Sakhalin I will bring important economic benefits to Russia, including not only billions of dollars in revenues, but also thousands of employment opportunities.

"For Russia, a key is to create jobs and maximize local content — that is, Russian goods and services — in the project," says Duffin. "One of our goals is to maximize involvement of Russian companies in our operations where possible and to recruit Russians to commence building the operations group in 2002. We also have employees from both of our Russian consortium partners helping to manage the project."

Anna Kuniansky, vice president of Exxon Neftegas Limited and a manager in ExxonMobil Development Company, adds, "The joint work on the project, including the many years of negotiations, is a vehicle for developing friendships between Russians and foreigners and appreciation for each other's capabilities. This experience has increased the trust between the Russians and foreigners and thus has contributed to the success of Sakhalin I. I also believe that our positive experience will open future opportunities for foreign investment."





A new apartment building rises in Yuzhno-Sakhalinsk, the island's capital and largest city.

A police officer directs children in a bicycle safety program sponsored by Exxon Neftegas Limited.

Gas pipeline to Japan

Japan, whose Sakhalin Oil and Gas Development Co., Ltd., holds an interest in the consortium, also stands to benefit from a market perspective.

"Right now, we expect to sell most of the gas in Japan, which is among the world's largest natural gas importers," says Ralph Maddalena, a project manager for ExxonMobil Gas Marketing Company. "Japanese customers have proven to be among the best customers in the world.

"We believe that a pipeline delivering new gas supplies from our Sakhalin projec to Japan could offer important strategic value by diversifying Japan's current sources of energy."

Maddalena adds that the marketing tear is also working with Japan to address challenges that will allow gas sales to move forward, including the development of specifica tions for an offshore pipeline.



"In fact, challenges are the name of the game for Sakhalin I. Although the precedent-setting project has overcome a plethora of complicating issues, others lie ahead.

"Russia has a long history in the way it has developed its energy business and has a heavily bureaucratic-approvals process," says Duffin. "Our two Russian consortium partners have helped us understand and work within the system. However, we are trying to be supportive of the change process in Russia, and we think the atmosphere now is more conducive to fruitful dialogue on streamlining the system. Additionally, there are still some legislative issues to be finalized. Specifically, passage of the PSA Chapter of the Tax Code in early 2002 is important to create a stable environment for future investment in Russia."

Ice, lots of ice

However, one of the project's greatest challenges can't be addressed by diplomacy or patience, and that's the formidable environment of Sakhalin.

The fall ushers in severe storms, followed by daunting winter weather and ice floes that extend along the eastern coast all the way to Japan. This is the area where ExxonMobil's leading-edge arctic technology will find its most challenging and rewarding applications.

"The Sakhalin I platform, a Concrete Island Drilling System first used in 1984 by ExxonMobil in Alaska's Beaufort Sea, is a large structure that can survive the ice floes," says Tom Hall, manager of the Sakhalin I project, ExxonMobil Development Company.

The platform was successfully towed from the ice conditions of the Bering Sea and will be modified at a Far East port to enable it to operate year-round in Sakhalin, including the ice season. The platform, now known as *Orlan*, was named after a white-shouldered sea eagle unique to Sakhalin Island.

"In Russian, Orlan symbolizes strength, boldness and speed," says Hall. "*Orlan's* 3,000-mile journey from Alaska to the Russian port of SovGavan without incident underlines our commitment to safety and the environment in all aspects of our business."

In addition, Sakhalin Island lies along the Pacific's seismically active area.

"ExxonMobil's experience in seismically active areas, such as Alaska, Indonesia and the U.S. West Coast, is proving valuable in guiding project design decisions," says Hall.



Formerly used to drill in the ice-packed Beaufort Sea off Alaska's North Slope, the *Orlan* concrete platform will be installed 7 miles offshore Sakhalin.



Summers in Sakhalin are ablaze with color. These wildflowers decorate the shoreline of Mordinova Bay on the southern end of the island.

Sakhalin I

A globally visible project

In addition to bringing advanced technology to address the operational challenges, development of the Sakhalin I project will have significant benefits for the Russian economy.

"The first and most important benefit that the Russians will receive is increased employment," says Michael Allen, Public Affairs manager, Exxon Neftegas Limited on Sakhalin Island.

"We recently conducted seminars to inform local contractors about the project and the expected work and to put their names in our database. We plan to create a Web site to keep them informed about the opportunities and, in general, are firmly committed to contracting with as many local Russian companies as possible."

The benefits will extend to the long term as well.

Duffin notes, "It's a good opportunity for the Russian government and our consortium to demonstrate that foreign investors can operate here successfully. For that reason alone, it's a major event, not only for our consortium, but also for Russia."



Prime Minister Mikhail Kasyanov (standing, right) receives the Sakhalin I commerciality report from Neil Duffin, president of Exxon Neftegas Limited (standing, left) during announcement ceremonies in Moscow.



A herder leads his reindeer through the Sakhalin countryside. Reindeer herding continues to thrive among indigenous people on Sakhalin Island.


Sakhalin I Fields
Okha
Val
Sea of Okhotsk
Sakhalin Island
Yuzhno-Sakhalinsk
Possible route for Sakhalin-Japan gas pipeline
Japan
Tokyo

Some facts about Sakhalin I

The Sakhalin I project encompasses three offshore oil and gas fields in the Sea of Okhotsk — Chayvo, Odoptu and Arkutun-Dagi.

They will be developed under the terms of a 1996 production-sharing agreement between the Sakhalin I consortium and the Russian government.

The consortium consists of five companies from four countries: ExxonMobil (operator), 30 percent; Japan's Sakhalin Oil and Gas Development Co., Ltd., 30 percent; the Indian company ONGC Videsh Ltd., 20 percent; and two Russian companies, Sakhalinmorneftegas-Shelf, 11.5 percent, and RN-Astra, 8.5 percent.

Field development will take place in four phases, with the first set to begin early in 2002. It will focus on production from the major oil zones in the Chayvo and Odoptu fields.

Limited gas supplies will also be produced to help meet Russian demand. Most of the gas will be reinjected into the formations until marketing arrangements, including the construction of a gas pipeline to Japan, are complete.

First oil production (from Chayvo) is scheduled to begin at the end of 2005. Peak production is expected to be about 250,000 barrels a day.

The Chayvo field will be developed from both offshore and onshore facilities.

A modified concrete structure formerly used by Exxon Mobil off Alaska's North Slope will be installed some 7 miles offshore in about 50 feet of water for drilling 20 wells. It also will contain living quarters. The platform is designed to withstand winter ice floes.

Production will be moved by pipeline for further processing at a new onshore processing plant.

In addition, nine wells will be drilled from an onshore location using extended reach drilling. This technology reduces development costs and minimizes marine impact by avoiding the need for an additional offshore platform. The wells will extend some 6 miles to the northwestern flank of the Chayvo field.

The Odoptu field will be developed by drilling extended reach wells from two onshore locations about 6 miles from the field. Eighteen wells are planned over seven to eight years.

Oil production from the Chayvo processing plant is expected to be moved 135 miles by pipeline to an existing marine terminal at De-Kastri on the Russian mainland. Year-round shipping will be possible using icebreaking-support vessels.



Estimates, plans and other statements in this article related to future events or conditions are forward-looking statements. Actual results, including project plans and schedules, could differ materially due to factors such as changes in market conditions, changes in operating conditions, the outcome of commercial negotiations, and other factors described under the heading "Factors Affecting Future Results" in ExxonMobil's most recent Form 10-K. References to quantities of oil and gas include amounts ExxonMobil expects ultimately to be produced but that are not yet classified as proved reserves.

At On the Run *stores*

Chile goes for comfort, convenience and style



At *On the Run* stores, Chileans often get out of their cars and come inside to dine.

by Richard Cunningham

Customers are discovering the best of both worlds at *Esso* stations in Santiago, Chile, where a three-year capital investment project is changing the way the company markets fuel.

The company is installing about 50 new *Esso On the Run* convenience stores in the greater Santiago area. More than a facelift of a familiar icon, they're the new look for *Esso, Mobil* and *Exxon* stores worldwide.

"The changes are dramatic enough that customers are taking notice," says Dennis Tuza, franchise development manager, Americas South.

On the Run convenience stores are the result of Exxon and Mobil transition teams working together after the merger. The new look incorporates the most successful marketing experience from both sides.

The world's first *On the Run* store featuring the new look opened in Charlotte, North Carolina, in December 2000. Chile's prototype opened the following month in Concepción, a city southwest of Santiago. In 2001, 300 additional *On the Run* stores opened around the world, often replacing service stations and convenience stores that were 10 to 20 years old.

Customer appeal

Having an inviting store is an important marketing tool that makes economic sense. At service stations in Chile, the United States and many other countries, the convenience stores and food offerings often generate as much income as the sale of fuel.

On the Run stores include the familiar pump islands out front, featuring the *Esso, Exxon* or *Mobil* brand. Inside are a convenience store and a separate food court, each with its own special look. Most are open 24 hours a day.

"Walk in, and it feels like two stores


ESSO
On the Run

Business booms at this *On the Run* amid snow-covered peaks in Chile's verdant south.

under one roof," Tuza says.

"On the left is food service, to the right is the convenience store, with checkout in the middle. The tile floor has a different design on each side. The walls are soft yellows and greens. We'll be using these basic elements at *On the Run* stores everywhere, with changes in the food and dining area to account for cultural differences between regions."

So far, consumer response has been excellent.

"Our grand openings have been very successful, with good feedback from customers and local officials," Tuza

Chile at a glance:

Capital: Santiago
Government: Republic
President: Ricardo Lagos Escobar
Population, 2000: 15.2 million
Population growth rate: 1.2 percent
Largest cities: Santiago, Concepción, Talcahuano, Viña del Mar-Valparaiso
Language: Spanish
Currency: Peso
Size: 392,778 square miles
Major industries: Agriculture, mining, forestry, fishing
Natural resources: Minerals, wood
Gross domestic product, 2000: $69.9 billion
Gross domestic product growth, 2000: 5.4 percent
Exports, 2000: $18.2 billion
Imports, 2000: $16.6 billion
Inflation rate: 4.5 percent


Chile
South America

Sources: AmCham Chile and the U.S. Department of State



A grower harvests grapes for wine — one of Chile's leading exports.

says. "People love the ambiance of our food courts, the clean wide aisles in our stores and the well-lit pump islands."

Espresso, anyone?

Unlike many Americans, people in Chile don't eat in their cars. In Chile, the preference is to sit at a table, relax and enjoy your meal, so all of *Esso's On the Run* stores feature a deli, hot foods and an inviting place to dine.

Order espresso, and it arrives in a special cup. And the pastries to go with it are baked right in the store.

Another difference between Chile's *On the Run* stores and those in the Unitec States is that there are often uniformed attendants helping customers in the fuel court.

"The back court employees have different uniforms," Tuza says. "We don't want our customers to think that the


Esso
On the Run
FACIL
RAPIDO
ECONOMICO

Esso was the first fuels retailer in Chile to introduce self-service. However, uniformed attendants are often available for assistance.



Santiago, Chile's capital city of some 6 million people, is the focus market for the new *On the Run* stores.

people who pump gasoline are the same ones serving food and coffee."

Rather than sprinkle the 50 new stores throughout Chile, which is nearly twice the size of California and longer than the United States is wide, marketers selected the Santiago area as the focus market.

"That's clearly the right choice, since nearly 40 percent of Chile's 15.2 million people live in greater Santiago," says Alejandro Sanin, Fuels Marketing manager for Esso Chile.

Free-market commitment

Another reason for investing there is that — thanks to democratic stability and the government's commitment to a free market — Chile is the fastest-growing economy in Latin America. Chile deregulated the marketing of fuel in 1978, and that sector has remained deregulated ever since.

"This has led us to experiment with every available marketing tool," says Juan Pablo Novoa, Esso Chile retail manager.

"In 1987, for example, our company was the first to introduce the convenience store concept in this market," says Novoa. "We were also the first to introduce self-service and pay-at-the-pump dispensers."

Compared to emerging economies around the world, Chile ranks number one in Latin America and number six worldwide, according to a recent study by the World Economic Forum's Institute for Management Development.

"Chile is the model in Latin America of how to maintain an open free-market economy with a level playing field that is attractive to foreign investors," says Rick Dobson, president of ExxonMobil Inter-America.

"This is reflected in our decision to recognize Chile as a focus market," he says. "We are committed to substantial new Downstream investment in the country over the next few years."■


On the Run

The new *On the Runs* feature attractive lighting.



Salmon hatcheries contribute to Chile's thriving export trade.

Mr. Weeks has a proposal

Esso/BHP venture defied the odds in discovering oil and gas for Australia

By Len McDonnell



A
B
A
C
D
FAULT ZONE

The geological anomalies on this 1963 Esso map of the Gippsland Basin supported Lewis Weeks' position that Bass Strait should be explored.



Lewis Weeks and BHP officials make pet leum history over a cup of tea in Sydney.

At 5.45 a.m. on the Sunday after Christmas,1964, the drill ship *Glomar III* began drilling an offshore well that would change Australia's energy fortunes forever.

The protagonists in this epic were two veteran ExxonMobil oil explorers, Lewis Weeks and Al Caan, and a company long referred to as "The Big Australian" — BHP (now BHP Billiton).

Australia's oil exploration history is marked by lots of frustration and disappointment dating back to the 1890s.

Despite the lack of success, government incentives in the early 1960s attracted more companies to step up their search for oil. BHP was among them. However, as a minerals and steel company, it had no expertise in petroleum exploration.



Its global search for such expertise led it to Lewis Weeks, retired chief geologist for Standard Oil Company (New Jersey), which later became Exxon. BHP hired him to assess its acreage holdings onshore near Port Kembla in New South Wales.

An historic cup of tea

After a visit to the area in 1960, Weeks deemed the acreage unworthy of exploration and returned to Sydney for his flight back to the United States. But before leaving, he stopped off at a Sydney hotel for a cup of tea with Frank Canavan, BHP chief geologist, and Murray Lonie, assistant general manager for raw materials and exploration.

In the conversation that followed, Weeks asked, "Is your company really interested in finding oil?"

Lonie replied, "I think so. We would seriously consider something if you have a prospect in mind."

Weeks said he did indeed have something in mind and was prepared to review it in detail.

He traveled to Melbourne to meet BHP's chief general manager, Sir Ian McLennan. Weeks told Sir Ian that the region he was thinking of was the continental shelf in Bass Strait.

Sir Ian reacted with alarm. "Lewis, have you ever seen Bass Strait? It's some of the roughest water in the world."

The BHP chief said there would be problems in drilling, and, if oil were found, it would be highly difficult to produce.

Weeks responded confidently that there was no need to worry, as it was purely an engineering problem. Technology was advancing at such a rapid rate that there would be a way of producing the oil by the time it was discovered.

He suggested that BHP acquire permits to explore in the Gippsland Basin and adjoining Bass and Otway Basins.

Sir Ian took the proposal to BHP's board of directors that same day. It took them all of five minutes to act on Weeks' advice. BHP secured exploration titles to about 67,000 square miles of Bass Strait and in 1962 commissioned Australia's first offshore seismic survey.

Help through uncharted waters

With no experience in offshore oil exploration, BHP found itself in uncharted waters. In fact the global offshore oil industry was still in its infancy.

Meanwhile, Jersey Standard, through its Esso Exploration Australia affiliate, was searching for opportunities to explore in Australia in its own right. It formed a small study team in Sydney, led by Al Caan. Like Weeks, Caan had a keen interest in and understanding of the Gippsland Basin.

In May 1963, after consultation with BHP, the Esso team submitted its report. In retrospect it proved remarkably accurate. Based on only limited written data, and before BHP's seismic survey had been completed, the report contained a sketch clearly showing an anomaly that later led to the Barracouta





A geologist displays proof that Esso-BHP had found a major oil field — one that would become the biggest in Australia.

field discovery. It also contained a sketchy outline of the structure upon which Australia's largest oil field, Kingfish, was discovered.

Caan recommended that Esso pursue negotiations with BHP, which was looking for a joint-venture partner. In the end, BHP selected Esso over 20 other companies to become part of a 50-50 joint venture and to serve as the operator.

After additional seismic surveying, Esso contracted the *Glomar III* drillship, then operating in the Gulf of Mexico, to begin the country's first offshore exploration drilling program.

Glomar III's 71-day journey to Australia was the longest voyage that had ever been undertaken by a drill ship. What's more, the 5,500-ton vessel survived two hurricanes with huge waves that frequently crashed over its 35-foot-high drill floor.

Success from the start

Once drilling got under way in December 1964, good news followed quickly. Esso discovered natural gas in the first well — Esso Gippsland Shelf 1 (later renamed Barracouta 1).

Achieving such a feat in the first well in a new region defied all the odds in exploration.

Success soon followed with discovery of the Marlin field — the largest gas field in southeastern Australia. However, the explorers found something else. On a production test, a steady honey-colored stream of oil emerged. The find raised hopes that more oil awaited discovery in Bass Strait.

Sure enough, they discovered oil in the next wildcat, in what would become Australia's biggest oil field — Kingfish.

The well samples glowed

Esso's Boz Student, then a recent graduate, worked as a drilling engineer on *Glomar III*. He remembers the Kingfish discovery vividly.

"You could tell when the drill bit went from the smooth-drilling Gippsland formation into the target Latrobe formation," Student recalls. "The rig developed a jerking motion. Then the American geologist selected a few samples of rock taken from the drilling mud.

"He had them in the palm of his hand, which he put under an ultraviolet light. The samples glowed, and the geologist's hand began to tremble. I asked him why his hand was shaking, and he said, 'Take a good hard look at this, because as long as you live, you'll never see anything like it again.' "

Since its production start-up in 1971, the Kingfish field has produced more than 1 billion barrels of oil.

When you consider that 3.5 billion barrels of oil and 5 trillion cubic feet of gas have been produced from all Esso-operated fields in Bass Strait — petroleum that otherwise would have had to be imported — you get a clear idea of the significance of that cup of tea in Sydney back in 1960.

You also better understand why the geologist's hand shook as he held those glowing rocks. ■



The *Maersk Giant* was the first jack-up rig to drill in Bass Strait.



Huge 3-D survey expected to boost drilling

They're telling a new story in Bass Strait

by Len McDonnell

"You've got to have a story to tell if you're going to explore for hydrocarbons," said former professional rock guitarist turned geoscientist Errol Johnstone.

"The story must be consistent with all available geoscience data, but it's also got to have romance — an attractive high-side commercial potential."

Sitting in his office overlooking Melbourne's Yarra River, Johnstone was explaining the origins of the huge Northern Fields 3-D Seismic Survey now being recorded in Bass Strait, offshore Victoria. He played a key role in the planning of this 1,500-square-mile survey, which could lead to a new round of drilling activity in this heavily drilled region.

Johnstone had recently returned to Melbourne from Houston, where he'd spent several years as the leader of the North Sakhalin Consortium Geoscience Team.

In Houston he acquired extensive experience in the latest exploration techniques, including the identification of direct hydrocarbon indicators (DHIs) using 3-D data. Major advances in seismic acquisition and analysis have greatly reduced the time and cost of obtaining seismic data. This has led to a fundamental change in the way 3-D seismic is used in exploration.

"In the past when we made a discovery, we'd follow with an appraisal, and then we would consider recording a 3-D survey over the field as part of the development process," said Johnstone. "At Sakhalin we began with a huge regional 3-D seismic survey designed to develop an integrated structural and stratigraphic picture of the basin. With this understanding of the geological history of the area, we were in a position to plan the exploration and development of the entire basin much more efficiently."

But time and cost are not the only advances in seismic technology. There has also been a step change in the quality of the data due to improved resolution and imaging.

"It's like you have suddenly put on the correct glasses and everything comes into focus," said Glen Nash, Gippsland geoscience project manager.



Crews recover air-gun floats during a seismic survey in Bass Strait.


Sweetlips
Sunfish
Moonfish
Tuna
Kipper
Seahorse
Wirrah
West
Tuna
Whiting
Snapper
Flounder
Turrum
Marlin
Barracouta
Halibut
Tarwhine
Fortescue
Dolphin
Bream A
Cobia
Mackerel
Bream B
Kingfish A
Perch
Blackback
West Kingfish
Kingfish B
10km
Oil field
Gas field

The Northern Fields 3-D Seismic Survey covering 1,500 square miles is mapping potential new oil and gas sources in an area that has been explored for more than 35 years.


3D

Errol Johnstone studies data that could help the geoscientist and his team write the next chapter in Australia's oil and gas history.

Nash noted that for the past third of a century, Esso Australia, as operator of its 50-50 joint venture with BHP Billiton, has explored and produced oil and gas primarily from the top of the Latrobe formation in the Gippsland Basin.

"There are a number of geological obstructions to accurate seismic images in Bass Strait, like major coal seams within the upper Latrobe," he said. "These coals absorb seismic energy giving us a distorted picture of what lies below, and you can't explore what you can't see."

But when Johnstone, armed with his Houston experience, analyzed the results of the latest smaller 3-D survey in Bass Strait, he saw DHIs similar to the ones he'd seen at Sakhalin. This created a great deal of excitement.

Johnstone and colleague Gerry O'Halloran retraced historic data to build a new structural and stratigraphic picture of the northern margin. That their work led to the commissioning of Bass Strait's largest-ever 3-D seismic survey over an area that has been explored for more than 35 years is testimony to the quality of the "story" they had to tell.

"It's people with vision who find hydrocarbons," said Johnstone. "Yes, the latest technology provides handy tools, but it comes down to the creative qualities of the people using the tools. Success relies on how the people read the data, how they put their story together. And it also relies on having people at the management level prepared to embrace the possibilities."

Nash made it clear that there is very little chance of massive fields like Kingfish or Marlin being discovered in this area again. "What we are looking at are smaller, deeper, more-complex fields," he said.

Bill Threlfall, ExxonMobil Exploration's Far East Business Unit vice president, once told Johnstone that "the best place to go looking for hydrocarbons is where you've already found them. Applying new technology to old successful exploration regions can often define overlooked potential."

As Nash put it, "We've found the cake in Bass Strait; now we're going after the icing."■



Geoscientist Gerry O'Halloran inspects sandstone rock samples collected from the Gippsland Basin.

Leading innovations in transportation

The automobile has brought unprecedented mobility, prosperity and freedom. More cars are on the road and are being driven more miles each year. Yet despite predictions to the contrary, we still have plenty of oil, and our air quality has improved over time. What is the reason?

The chart to the right tells the story. Since 1970, the number of U.S. cars and light trucks has doubled from 100 to 200 million. The number of miles driven has increased from 1 trillion to 2.5 trillion. Fuel economy has nearly doubled, while total emissions of three key pollutants (hydrocarbons, nitrogen oxides and carbon monoxide) have fallen by more than 95 percent.

How were these successes achieved? Through engine and vehicle improvements by the auto industry and fuel-quality improvements by the oil industry.

Today's cars use computer-controlled fuel injection, lightweight materials and advanced pollution-control systems. The oil industry has kept pace by introducing new fuels, including reformulated and other gasolines in urban areas with special air-quality needs. These new fuels reduce emissions in older vehicles and support the introduction of advanced new automotive technologies.

These improvements are being accepted in developing countries, where fuel specifications are being upgraded in concert with vehicle fleet modernization.

Improved fuel economy ...


Fleet mpg
30
20
10
0
1970
1980
1990
2000

with reduced vehicle emissions


Average HC, NOx, CO
1970=100
100
75
50
25
0
1970
1980
1990
2000

Meanwhile, we expect vehicles and fuels to become even cleaner and more efficient.

Vehicles using internal combustion engines will become more efficient through lightweight, high-strength materials, continuously variable transmissions and new engine designs that inject fuel directly into the engine cylinders.

The latest research and development efforts, which treat the vehicle and fuel as an integrated system, address such subjects as combustion chemistry, engine control and treatment of exhaust gases. Further improvements in fuel efficiency and emissions reduction are expected to come from reducing sulfur to ultra-low levels, formulating the right mix of fuel molecules and developing new generations of pollution-control systems.

Beyond conventional engines, hybrid vehicles combining gasoline engines and electric motors are already on the market. More-advanced technologies may change the entire vehicle power train, such as with the introduction of fuel cells.

ExxonMobil is involved in developing these new technologies. Why would an oil company support new developments that reduce fuel use? Because it is our business. Because our success depends on meeting today's and tomorrow's consumer needs.

Innovation in transportation is essential to the world's future, and we plan to stay at the leading edge.


ExxonMobil

Best of Show in China

A trade show exhibit highlighting ExxonMobil's capabilities in manufacturing and marketing liquefied natural gas (LNG) won the Best Booth award at the 5th China International Fair for Investment and Trade in Xiamen, Fujian Province.

Joint feasibility study readied for Fujian project

Partners in a planned petroleum/petrochemical venture in China's Fujian Province have agreed to submit a joint feasibility study for approval by the Chinese government.

Members of the proposed venture are Fujian Petrochemical Company Limited (50 percent), itself a joint venture of China Petroleum and Chemical Corporation (Sinopec) and Fujian Province; ExxonMobil (25 percent); and Saudi Aramco (25 percent).

The Fujian project will involve construction of a world-scale petrochemical complex that will be integrated with an existing refinery. Refining capacity will be expanded from 80,000 barrels a day to 240,000 barrels a day.

Also planned is a petroleum products marketing joint venture of Sinopec and affiliates of ExxonMobil and Saudi Aramco. It will supply wholesale and retail products produced by the Fujian joint venture throughout Fujian Province.

ExxonMobil sponsors workshops on Africa

ExxonMobil helped focus attention on Africa — Nigeria in particular — through its sponsorship of three workshops at the recent Corporate Council on Africa's U.S.-Africa Business Summit in Philadelphia.

Howard Jeter, U.S. ambassador to Nigeria, and Walter Kansteiner, assistant secretary of state for African affairs, discussed the value of having private investors such as ExxonMobil in Nigeria. They also covered the importance to Africa and the United States of an economically strong Nigeria .

Dr. Magnus Kpakol, chief economic advisor to Nigerian President Olusegun Obasanjo, presented the Nigerian economic outlook.

In addition, ExxonMobil discussed its strategic health care initiatives in Africa, including the Roll Back Malaria program. It also addressed transportation safety and the company's leading role in an industry effort to phase out leaded gasoline in Africa.



A contractor working for ExxonMobil Exploration retrieves air-gun floats during a 3-D seismic survey.

Exploration achieves safety milestone

ExxonMobil Exploration Company's Geophysical Operations group has completed six years and 13 million project hours without a contractor lost-time injury or illness.

This is equivalent to 1,000 people going six years without a single work-related injury or illness that would cause a person to miss a day of work.

By comparison, the geophysical contractor industry averages 60 lost-time injuries in the same 13-million-hour period.

Geophysical Operations achieved the milestone while working with more than 25 contractor companies on 60-plus seismic-acquisition projects and 80-plus surveys of geological hazards.

These exploration operations took place in more than 20 countries in marsh, desert, jungle and deepwater environments.

Container line chooses ExxonMobil

ExxonMobil has won a 10-year contract to supply marine lubricants to Evergreen — Taiwan's largest container company — for its new ships. The company will supply in excess of 10,000 barrels to two large Evergreen ships that can carry some 6,000 20-foot-equivalent containers.


EVERGREEN

Australian affiliates named Employer of Choice for Women

Australia's Equal Opportunity for Women in the Workplace Agency has recognized ExxonMobil affiliates as an "Employer of Choice for Women."

Overall, 55 companies out of more than 2,500 surveyed received the honor. ExxonMobil was the only energy company among them. It marks the first time that Australia has honored women-friendly companies.

Recipients had to meet stringent criteria, including maintaining transparent policies that support women across the organization, educating employees on their rights and obligations regarding sex-based harassment, and delivering improved outcomes for women and the business.


theLamp

Cover
Containers and cranes crowd the docks at Singapore harbor, the second busiest port for ExxonMobil Marine Fuels. See "Spanning the Seven Seas," Page 5.

*the*Lamp
VOL. 83 NO. 4

Winter 2001-02

ExxonMobil

Lee R. Raymond, *CEO and Chairman of the Board*

Executive Vice Presidents
René Dahan, Harry J. Longwell, Eugene A. Renna

Senior vice presidents
Edward G. Galante, Rex W. Tillerson

Ken P. Cohen, *Vice President-Public Affairs*
T. Peter Townsend, *Vice President-Investor Relations and Secretary*

Jeanne Mitchell, *Manager-Communications*
Mike Long, *Editor*
Pat Gabriel/Graphic Concepts Group, *Design*
Fran Bruscino, *Distribution*

The Lamp is published quarterly for ExxonMobil shareholders. Others may receive it on request. It is produced by the Public Affairs Department, Exxon Mobil Corporation.

EXXON MOBIL CORPORATION
P.O. Box 4640
Trenton, NJ 08650
www.exxonmobil.com

3300-LAMP-1201

EXHIBIT 5


mp
Fall 2002
Roads of hope
Oil brightens economic future of Chad and Cameroon
Treasury of the world
Nobody gets hurt

Road[s]



With the world watching, project helps raise economic potential of Chad and Cameroon

by Richard Cunningham

After two hours over the deserts of north central Africa and five and a half hours from Paris, the pilot dipped the Airbus 330 jet into its final approach to N'Djamena airport, and passengers began watching for city lights.

Except for beacons on the runway, there were few. Although N'Djamena is the capital city of Chad and home to 650,000 people, most residents have no electricity or running water.

The World Bank lists Chad as the fifth-poorest country in the world. Now, however, it is also the site of the largest ExxonMobil-operated oil development in continental Africa. The approximately $3.5 billion project has raised hopes for economic growth in Chad.

"Oil is a chance for Chad to escape that category of poorest of the poor," says U.S. Ambassador Christopher Goldthwait. "If the oil revenues are spent wisely, it will give development here a shot in the arm. The country will have roads, and for the first time, a real source of income."

"I completely agree," says Ellen Brown, the project's anthropologist in Chad. "I used to think first of training and clinics and schools. But after years

# of hope



A herdsman makes early use of a new road in Chad that will provide improved access to oil-production facilities and a foundation for future commerce.



Drilling is under way in Chad, where 270 wells are planned to develop an estimated 1 billion barrels of oil.

in Africa, I've come to understand that if you build roads, development will come. Without roads, it is impossible to do anything."

Not your everyday venture

Explorers learned 30 years ago that two fields with substantial oil reserves existed in southern Chad. The problem was that the landlocked country lacked any

Roads of hope



'The oil development is a unique opportunity for Chad's development. It will enable the country to double its financial receipts and to efficiently fight against poverty through the direct and indirect revenues it will generate.'

— Idriss Déby, president of Chad

sort of industrial base, skilled workers, pipelines and a way to reach the area with heavy equipment.

Beyond that, there was concern about political instability — too often a reality in developing countries. The original discoverers chose to pull out rather than take the risk.

Exxon acquired operatorship of the leases in 1983 and, after finding a third field nearby, decided there was enough oil to justify a commercial development.

In 1992, Exxon's Esso Chad affiliate began negotiations to develop the estimated 1 billion barrels of reserves. The plan was to drill some 270 development wells in Chad and connect them through a 663-mile pipeline across Cameroon to a tanker-mooring terminal and storage vessel off the port of Kribi.

To fund the ambitious project, the company formed joint ventures that now include ExxonMobil, ChevronTexaco, Petronas and, as shareholders in the pipeline, the governments of Chad and Cameroon.

"Having the governments as shareholders helps to address some of the risk," says Ron Royal, general manager of Esso Exploration and Production, Chad.

Crews work on a stretch of the project's oil pipeline that will extend 663 miles from the Doba field in Chad to an offshore terminal near the port city of Kribi, Cameroon.



Workers prepare to unstack 30-inch-diameter pipe that will be trucked to the pipeline right-of-way for welding and installation.


AFRICA
Chad
N'Djamena
Doba
Oil Field
Cameroon
Pipeline
Yaounde
Marine Export Terminal
Kribi



Secretary Fatimata Hissein takes a call at the Esso Training Center in Chad's capital city of N'Djamena.

Roads of hope



Production facilities and related equipment take shape at Komé Base. About 11,000 people are working on the Chad-Cameroon project, and 85 percent of them are local hires.

"Such direct government participation is a particular feature of the project," he adds. "It also means that Chad will receive money not only from oil royalties and pipeline transit; they, along with Cameroon, will also share in the profits of operating the pipeline."

Another notable feature is the amount of attention the work is getting.

"We have consulted more than 250 international aid, health care, human rights, religious and environmental groups over the past eight years," says André Madec, Chad development executive.

"At the same time, tens of thousands of people in Chad and Cameroon have expressed their views in more than 2,200 local planning meetings. This level of input by the public is unprecedented in Africa, and perhaps in the world."

A puzzle with lots of pieces

Heavy construction began in October 2000, not on the oil fields or pipeline but on roads, bridges and airstrips.

"This project is like a puzzle," says Dave Smith, Project Field Controls manager. "It's not a difficult puzzle, but there are lots of pieces."

"So far we've built 18 work camps and 11 storage yards," he says. "But before we could do that, we had to build or repair several airstrips, upgrade Cameroon's rail system, install bridges and upgrade more than 375 miles of roads. This is a project to build a project."









The friendly faces of Chad and Cameroon
Schoolchildren, an athlete, a coconut-stand operator, a businessman and a woman carrying goods protected by a colorful scarf are part of the human mosaic that is Chad and Cameroon.

To scout the original pipeline route, two-person teams camped and worked so deep in the bush that they had to clear their own spaces for the helicopters that would pick them up.

"People who grew up in operations all over the world are here to build this project," Smith says. "It is a tremendous thing to see that experience come out."

This experience shows, especially in the areas of operations integrity and safety.

"We are employing local people who have never put on safety boots or coveralls before, and yet we are still achieving safety results that surpass North American construction industry results," Smith explains.

The sprawling camp where Smith lives and works is called Komé Base. It is 400 miles south of N'Djamena and a short drive from an upgraded red-clay airstrip.

Komé Base is the center of work in Chad. Its rows of truck-sized portable buildings house more than 1,200



Development drilling is on track to reach a goal of more than two wells a week after the fall rainy season.



A villager paddles his pirogue canoe past Lobé Falls as it cascades into the Atlantic near Kribi, Cameroon.

workers who are drilling the wells, installing the treatment plant and building Pump Station One. Some workers have been at Komé Base long enough to landscape their temporary homes with flowers and shrubs.

A short hike from the living quarters at Komé Base are the supply yards and warehouses that hold everything the project will need for the next few months.

"Most of our equipment and material come by ship to Douala, Cameroon, then overland by truck or rail," says Blair Reber, project executive. "So far we've moved more than 120,000 tons, including 5,000 truckloads and thousands of railcars of material."

Development drilling began in the second quarter of 2002. By the end of August, drillers working from five rigs had completed drilling operations on 17 wells and are on track to reach their goal of more than two wells a week after the fall rainy season.

Although oil-production start-up is still a year off, the venture is already helping the economies of both countries.

"More than 85 percent of the 11,000 people we have currently working in Chad and Cameroon are local hires," says Kelly Moynihan, Environmental Management Plan (EMP) supervisor. "That brings immediate cash to villages all along the project route. New roads are encouraging commerce within Chad and Cameroon, and local companies are supplying food, clothing, equipment and services to the camps."

Everyone is watching

The trip southwest from Komé Base to the point where the pipeline reaches the Atlantic Ocean at Kribi takes a full day by air, with frequent stops for passengers and fuel. The clay runways are little more than clearings in the forest, which grows denser near the coast.



Anthropologist Ellen Brown and her assistant Moutede Maurice update villagers about the impact of project construction.

Today, more than half of the Cameroon section of the pipeline is in the ground, with wild vegetation and farmers' fields cropping up on the reclaimed right-of-way. Up the line, however, work has just begun. It continues in two sections, each advancing northeast toward Chad at more than one kilometer a day.

"My job is to make sure our contractors follow the project's Environmental Management Plan," says Steve Jeffcote, senior EMP monitor.

"It's one of five layers of monitoring that include the governments of Chad and Cameroon, two international third-party monitoring groups and the World Bank," he says. "Everyone is watching this project." ■

A healthier place to be

Encouraged by his father, a five-year-old opens his mouth wide, tilts his head back and receives an oral dose of polio vaccine that could one day save his life.

The boy and other children in a village near the Bolobo oil field in Chad are receiving the vaccine thanks to a World Health Organization campaign to eradicate polio. Esso Exploration and Production Chad and the Chad-Cameroon Development Project are helping to fund the work.

"Each work camp has a clinic for employees," says Esso's Dr. Adel Girgis. "But Esso's health plan also addresses community public health issues, such as hygiene, sanitation, safe food and water, education, vaccinations and medical screening."

The community health outreach program is just one part of the 19-volume Environmental Management Plan — Esso's commitment to the World Bank — which details how the oil development project will be run.

"In the final agreement, the World Bank asked that the project provide some level of health education for nearby communities," says Girgis. "But we went beyond that."

International aid groups have been in Chad and Cameroon for many years. Accordingly, Esso began by calling them for ideas, then formed a review committee of health officials and members of several nongovernment organizations.

"The committee narrowed the ideas down to about 30 that we are acting on," Girgis says.

Among the projects already up and running is a new community health clinic. The project also provided a vehicle with audiovisual equipment that travels from village to village sharing health information.

In addition, the company is a key supporter of the World Health Organization's Roll Back Malaria campaign. Esso Chad has distributed more than 32,000 bed nets and provided financial support for health officials who teach people how to use the nets.



A midwife greets a young mother and her child at a community health clinic funded by Esso and the Chad-Cameroon Development Project in Chad.

How do you compensate the neighbors?

The path was barely visible in the undergrowth, but anthropologist George Koppert and his colleague, Francis Nkoumbele, knew where they were going.

They hiked deep into the bush, where tall trees were hiding much of the afternoon sun. Across a log and over a narrow stream, the path led up again into a clearing planted with millet, melons and corn.

"We didn't know there were Bagyeli/Bakola people in this area of Cameroon until two years ago," Koppert explained as two boys greeted him on the trail.

One had an old workman's glove on his right hand, perhaps a gift from a relative employed on the pipeline. His companion carried a reed basket of mangoes on his back.

"Bagyeli/Bakola are a minority in this part of Africa," Koppert says. "They live in small camps like this, not villages. There are about 500 living in 25 camps near the pipeline route."

One reason that the Chad/Cameroon development took eight years to start was all of the effort to agree on the pipeline route. Project planners wanted to avoid disturbing larger villages and small settlements like this, many of which were uncharted when negotiations began.

Koppert's counterpart in Chad is Ellen Brown, an anthropologist who began working on the project's environmental assessment in 1995.

"My job was to limit the negative impact and maximize the positive impact on people living near the project," she says.

In Chad alone, the project identified more than 2,500 farmers who were eligible for compensation. The question was, "How?"

"Here, individuals don't own the land," Brown says. "Farmers use it based on traditional land rights. But when there is no real estate market or a banking system to support it, who should we pay, and how do we pay them?"

The answer has been a compensation system that the farmers themselves helped establish. If someone will be losing the use of a field, for example, there is a set price. If the loss involves a mango tree, or a crop, there is another price.

"In public consultations, we asked what people wanted and how they wanted to be paid," Brown says. "From that we established a system that allows people to choose either cash or in-kind compensation."

Has the compensation plan made a noticeable difference?

"Yes," says Brown. "A lot more agricultural equipment is available. You see better preparation of the fields, and people are able to transport things from the fields or get them to market more efficiently. That improves the living standard of the village as a whole, so the impact is quite large."

Farmers whose fields were determined to be no longer viable were offered other fields nearby, or farms and homes in other areas. They were also offered training in improved agricultural techniques, thereby allowing them to make more productive use of their fields.



Anthropologist George Koppert (left) and his colleague Francis Nkoumbele visit with members of a small Bagyeli/Bakola camp in Cameroon. In Chad alone, the project identified more than 2,500 farmers who were eligible for compensation.

In one village, Brown spoke for half an hour with three men who were recently trained as mechanics.

"These men were planning to pool their knowledge and tools to open a repair shop in the town of Doba," Brown explained. "And a woman from another village used her compensation to learn the restaurant business. Now she's opening her own pastry shop."

No villages in the oilfield area were moved because of the project, but some individual families have been affected by construction or drilling. In total, when drilling is complete, it is estimated that fewer than 150 families will need to be resettled. Along the pipeline right-of-way, no resettlement will be necessary.

"Between 15 and 20 percent of our compensation payments were made in-kind, and the rest in cash," says Michel Gallet, director general of the pipeline project in Cameroon.

"If people took their compensation in cash, we encouraged them to save it," he says. "We even paid taxi fare for any villager who wanted to open a savings account in town."

Ed Caldwell, the project's Environmental Plan manager in Cameroon, is proud of the compensation program's success so far.

"The process was intense," he says. "I think it's fair to say that no one has done it like this before, and others agree: After a full assessment of our work, the External Compliance Monitoring Group reported that ours is not just a good compensation plan, it is the best they'd ever seen." ■



With classroom space in short supply, some villages have asked that their compensation be in the form of new schools.

Nobody gets hurt

Journey toward an incident-free workplace



by Thomas L. Torget

At ExxonMobil, no aspect of work receives greater attention than safety. From Baton Rouge to Bangkok, safety performance at every facility is recorded, reported, studied and stewarded. Safety is often the first topic discussed at financial or operating reviews with management.

This focus on safety has led to a steady reduction in injuries in all areas of the company's business. Safety performance has improved so much that ExxonMobil is now the industry leader in most measures of worker safety.

But because injuries continue to occur, the corporation's Management Committee has endorsed an effort designed to bring about additional improvement in safety performance.

In the following interview with *The Lamp*, Frank Sprow, vice president for Safety, Health and the Environment, shares his thoughts about achieving an incident-free workplace.

Supervisor Buddy Bracey (right) reviews the safety plan and hot-work permits with welders and electricians on the Galveston 209 production platform in the Gulf of Mexico. The prominent emblem helps keep workers vigilant about safety.

How safe is it to work at ExxonMobil?

It's very safe, and getting safer each year. We have a combined workforce of roughly 200,000 employees and contractors. Our people work in nearly 200 countries and territories, and the very nature of our business means they deal with materials and operations that have inherent hazards. There's always the human element. More than 70 percent of our incidents are related to people and the way they think about and do their work. Although ExxonMobil is a safe place to work, we still have people getting hurt.

How often is there a fatality?

We wish never, but last year we had three employee and 10 contractor fatalities. Through the first half of this year, we've had one employee and four contractor fatalities. These numbers are much lower than what we experienced up to the mid-1990s. That's when we implemented our Operations Integrity Management System, or OIMS, to help prevent accidents and reduce risks. Since OIMS has been in place, we've had a strong, steady improvement in safety performance in every part of our business.

How does the fatality rate compare with the risk of accidental death outside ExxonMobil?

According to the National Safety Council, a population equal to our workforce of 200,000 would, on average, incur about 70 highway and home fatalities each year.

Lost-Time Incident Rate

Lost-Time Injuries & Illnesses per 200,000 Hours Worked



0.8
0.6
0.4
0.2
0.0
Petroleum Industry Benchmark
94
95
96
97
98
99
00
01
ExxonMobil Employees
ExxonMobil Contractors

Total Recordable Incident Rate

Total Recordable Injuries & Illnesses per 200,000 Hours Worked



2.5
2.0
1.5
1.0
0.5
0.0
Petroleum Industry Benchmark
95
96
97
98
99
00
01
ExxonMobil Employees
ExxonMobil Contractors

200,000 work hours roughly equals 100 people working 40 hours a week for one year.

ExxonMobil's improved safety performance for both employees and contractors is substantially below the average of the top 75 companies in the U.S. petroleum industry.


STOP
r Safety

That says the average off-the-job fatality rate in the United States was roughly five times higher than the on-the-job rate at ExxonMobil last year. But we take no solace in that. What's important is that we still have people getting hurt. That's what we need to focus on.

What's this new safety program all about?

First, it's not a program. It's a vision of what we seek to achieve over an extended journey. We call the vision "Nobody Gets Hurt." Our Management Committee, including Chairman Lee Raymond, is absolutely determined to drive the rate of injuries and accidents as close to zero as possible. So the tagline "Nobody Gets Hurt" is literal. We want a work environment in which *nobody* gets hurt. That doesn't mean we can snap our fingers and — presto! — nobody is ever again injured. But with the improvement of the past 10 years, we now can visualize an accident-free environment, and that's what we're striving to achieve.

Where did the phrase come from?

The management team of our drilling organization coined the phrase following a debate about what are the appropriate safety goals. "Nobody Gets Hurt" instantly conveys what the vision is all about. No matter what your job or where in ExxonMobil you work, you understand the concept. It's that straightforward.

Contractors represent half of the corporation's workforce. Are they included in this?

Absolutely. When it comes to safety, we don't distinguish between employees and contractors. We want everybody to be safe, including people in communi-



A crew removes an expander turbine for replacement at the Beaumont Refinery in Texas. Such work cannot begin without a last-minute risk assessment to point out potential hazards.

ties near our facilities. Contractors want the same thing. The phrase says it all: "Nobody Gets Hurt."

How was the "Nobody Gets Hurt" vision developed?

To achieve a step change in safety performance, we knew we needed employees at every level, including operating personnel who understand safety issues from the perspective of working with hydrocarbons daily. So we took a diagonal slice of the organization, and everyone left their rank outside the door and worked together as a team. They spent nearly a year examining our work practices around the world and developing the new vision.

How does it differ from past safety efforts?

Much of our recent focus has been on management systems, to foster consistent approaches to eliminate safety hazards associated with a particular operating unit. While we still strive for continuous improvement of our systems, we have identified what we call "critical success factors" from our safest-performing units that we believe are keys to achieving a step change in safety performance. There are five of them. They are management leadership, supervisory safety-management fundamentals, hazard recognition and mitigation, workforce participation, and effective OIMS execution. We're asking each business unit to assess its performance against these factors, then set a plan to close gaps between their current performance and the "Nobody Gets Hurt" vision.

Why is management leadership so important?

A work group's leader sets the tone and priorities for the staff. When a leader is passionate about safety and demonstrates commitment, that passion and commitment flow to the workers. And you can't fake it, because the employees and contractors will quickly figure out whether or not you're sincere.

We are counting on every manager and every supervisor to visibly demonstrate a passion for safe operations. The environment they create by doing this will promote a workplace where safety is taken beyond simply being a priority. We are striving for everyone to live safety as a core value. Priorities change, but values do not.



Beaumont Refinery Manager Jerry Wascom addresses contract workers at a pre-shift safety meeting. Management leadership is critical to a step change in safety performance.

What does "hazard recognition and mitigation" mean?

Sometimes any of us can look right at a safety hazard and not see risk. We want everyone to get better at spotting hazards. Hazard recognition is especially important for workers who perform the same task over and over. It's easy to become complacent about routine tasks, which can undermine safety. So we're sharing more broadly some recently developed tools to help our workers better recognize risks and to immediately correct any situations that might lead to risks. One tool is what we call the "last-minute risk assessment." It involves assessing and mitigating risks just prior to beginning a task.

What about workforce participation?

To achieve a "Nobody Gets Hurt" environment, we're counting on every member of our workforce to embrace personal responsibility for their own safety and to extend that responsibility to their coworkers as well. We are seeking a workplace where each employee and contractor is comfortable observing and caring for fellow workers and feels empowered to intervene if he or she sees a hazard or unsafe behavior about to occur. Once we're all ingrained with that philosophy, safety will be truly integrated into everything we do.

How far can an employee go in intervening in another's work?

If something unsafe is about to happen, every employee and every contractor is empowered to stop the work, no matter what it is. We are serious about this. There is never an excuse for an unsafe act. Management realizes that there's a lot going on in ExxonMobil and that everyone is busy. But production and profits are never more important than safety. Never.

How soon do you expect to see results?

Once again, the "Nobody Gets Hurt" vision is a journey, not a program. And with an organization as diverse as ours — with so many different functions, locations and cultures — we know it will take time for the vision to become second nature throughout our workforce. We expect to see the results reflected in even better safety statistics. We're determined to succeed, because we know that if somebody gets hurt, nothing else matters. ■



Crew members of ENSCO Rig 99, under contract to ExxonMobil, help each other secure harnesses and vests prior to being lifted in work baskets. These preparations are vital to safely carrying out the rig-maintenance activity shown below. "Nobody Gets Hurt" is about workers watching out for one another.





Treasury of the world

The jeweled arts of India in the Age of the Mughals

Pendant with Cameo Portrait of the Emperor Shah Jahan
Original part fabricated from gold, set in kundan technique with rubies and a cameo (layered agate, pinkish tan/white); back (19th century) fabricated from silver, engraved and inlaid with niello.
Photo: Edward Owen

by Richard Cunningham

While Spanish explorers were still pushing into the American Southwest, and soon after Michelangelo completed his work on the Sistine Chapel, Prince Babur conquered India's Delhi Sultanate. A descendant of Tamerlane and Genghis Khan, Babur was the first in a line of Muslim rulers who became known as the Mughals.

Although the Mughals reigned for some 300 years, the golden age of their art and culture extended from 1556 to 1657. In that time, the Mughal empire became famous for its great wealth and the connoisseurship of its rulers, who included Emperor Shah Jahan — builder of the Taj Mahal.



Small Bottle
Gold worked in kundan technique and set with rubies, emeralds and natural diamond crystals.
Height including cap, 46mm (1.84 inches).
Photo: Bruce M. White



Selections from the al-Sabah Collection: Kuwait National Museum



Dagger Hilt
Carved from rock crystal; inlaid with gold in kundan technique and set with rubies, emeralds and banded agate.
Photo: Edward Owen



Pendant
Fabricated from gold; front, head and neck worked in kundan technique and set with rubies, emeralds, diamonds and rock crystal, with pendant pearls.
Photo: Bruce W. White

India grew rich during this period as a major exporter of spices and as the world's single source of diamonds, before their discovery in Brazil in the 18th century. Trade in these commodities and through India's flourishing art industries brought in the gold and silver that infused the artistic craftsmanship of the period.

Today, thanks to the work of Sheikh Nasser Sabah al-Ahmad al-Sabah of Kuwait and his wife, Sheikha Hussah Sabah al-Salim al-Sabah, much of that era has been preserved. For the first time, a portion of this vast collection has been made available for public viewing as part of a four-city tour in Europe and the United States.

The jeweled arts exhibit, which has been at the British Museum in London, New York's Metropolitan Museum of Art and the Cleveland Museum of Art, will be at the Museum of Fine Arts, Houston, through October 27. ExxonMobil is a major corporate sponsor of the Houston exhibition.

The entire al-Sabah Collection, Kuwait

National Museum, includes works of art from the 7th to the 19th centuries. The touring collection assembled by Sheikh Nasser over the past 30 years features more than 300 pieces.

"The exceptional quality and preciousness of these jeweled objects will give audiences a glimpse of the splendor of the Indian Mughal empire," says Peter Marzio, director of the Museum of Fine Arts, Houston. "It is an opportunity to learn about the commingling of Islamic and Indian influences that gave rise to this breathtaking art from the Indian subcontinent."

Although jeweled art is the theme, the exhibit and catalog are organized to reveal the extraordinary sophistication and techniques of the craftsmen who produced it. Many of the pieces were made with India's kundan technique, which features molecular-bond, pure-gold settings. Many questions about their work remain unanswered, but Sheikh Nasser hopes that will change.

"I am confident that making them public in this way, through books and exhibitions, will result in as yet unimagined insights by many scholars and students," he says.

"Such, it seems to me, is an appropriate memorial and heritage for the mostly anonymous artists who will thus have managed, in pursuit of their profession and livelihood, to bequeath such delight and joy to so many." ■



Bowl
Carved from rock crystal, with repousse-worked gilded silver mounts of Himalayan character (added later to conceal breakage).
Photo: Bruce M. White



Archery Ring
Fabricated from gold, with champlevé and painted enamels, set in kundan technique with a spinel.
Photo: Bruce M. White



Turban Ornament
Fabricated from gold, with champleve and overpainted enamels, worked in kundan technique and set with emeralds and diamonds.
Photo: Bruce M. White



Dagger
Blade of jawhar steel; gold-covered hilt set with rubies, turquoise and emeralds.
Photo: Edward Owen



Water-Pipe Reservoir (Huqqa) and Stand
Gold sheet, worked in repoussé with vegetal motifs.
Photo: Bruce M. White

Corporate citizenship in a changing world

New publication examines ExxonMobil's business principles and commitments

by Thomas L. Torget



"Social responsibility may be a comparatively new term now applied to corporations, but it is not a new concept for us. For many decades, ExxonMobil has rigorously adhered to policies and practices that guide the way we do business. The methods we employ to achieve results are as important as the results themselves. This report describes how we translate our commitment to good corporate citizenship into action."

That's how Lee Raymond, chief executive officer and chairman, characterizes *Corporate citizenship in a changing world* — ExxonMobil's new report on corporate citizenship.

Over the past 120 years, ExxonMobil has evolved from a regional marketer of kerosene in the United States to the largest petroleum and petrochemical enterprise in the world. At the same time, its ongoing commitment to technology and innovation has enabled the company to continue meeting the world's changing needs for energy and petrochemicals.

The report highlights the company's technology commitment with a time line of achievements dating back to the 1880s. Notable is the fact that the first breakthrough involved invention of a process to make cleaner-burning kerosene, which improved the lives of millions of people around the world. Other discoveries led to advances in clean fuels and lubricants technology, petrochemical processes for making thousands of higher-quality consumer products, and techniques for finding more oil and gas at a lower cost.

Although technology advancements underlie the company's success, equally important is the way the company conducts its business. The report notes that for ExxonMobil, integrity is the cornerstone of corporate citizenship. Everyone, including directors, officers, employees and suppliers, is expected to observe the highest standards of ethics. The company details these expectations in the *Standards of Business Conduct.*

Corporate citizenship also requires an unrelenting commitment to safety, health and care for the environment.

ExxonMobil's Operations Integrity Management System (OIMS) celebrated its 10th year in 2001. It has become the benchmark approach for the prevention of injuries and operational incidents.

Today, ExxonMobil is a leader in safety performance, with an injury rate half that of other leading petroleum companies. In addition, Lloyd's Register Quality Assurance has noted that the company is among the industry leaders in integrating environmental-management considerations into its ongoing business process.

The report examines the company's safety and environmental record through a series of charts. It also updates readers on the *Exxon Valdez* oil spill, energy efficiency, climate change risk, biodiversity and sustainability. With its injury incidents, air emissions and marine spills to water continuing to decline, the company has recommitted itself to even lower incidents.

Another facet of corporate citizenship is a company's relationship with the communities where it conducts business.

The report highlights ExxonMobil's continued engagement with local communities to discuss the impact of its operations. For example, in the African countries of Chad and Cameroon, where it is operating an oil-development and pipeline project, efforts included consultation meetings in some 300 villages.

The commitment to communities included significant financial support for programs to combat local health threats. Notable among them was the Roll Back Malaria initiative. Malaria kills more than 1 million people a year.

In addition, the company in 2001 provided $126 million in charitable contributions to support education, environmental, health and arts programs around the world.

The report adds that being a good neighbor also means the company is doing its job well. That job is to produce oil and natural gas and provide energy and chemical products at competitive prices in a safe and environmentally responsible manner. In fulfilling this role, the company creates jobs and generates tax revenues.

In discussing ExxonMobil's commitment to customers, the publication examines the challenge of meeting the world's growing demand for new energy supplies. Half the oil and gas needed in 2010 has yet to be brought into production. As its contribution, ExxonMobil is undertaking some 90 major oil and gas development projects in 21 countries on five continents.

The section also highlights product improvements and the company's research into hybrid engines that run on electricity and gasoline. Additional research involves fuel cells to be powered by hydrogen made from gasoline.

The report adds that at year-end, 98,000 employees worked around the world to develop energy and provide products to meet customer needs. ExxonMobil hired 3,360 professionals, more than half of whom worked outside the United States.

ExxonMobil remains committed to hiring the best people and offering them opportunities for growth and success.

Being a good corporate citizen also requires a commitment to enhancing the long-term value of the investment dollars entrusted to the company by its shareholders. By running the business profitably and responsibly, it expects its shareholders to be rewarded with superior returns.

Why publish such a report on corporate citizenship?

"We saw the need for a single publication that would discuss the principles by which we run our business, and also highlight key programs and activities across ExxonMobil's global operations," says Ken Cohen, vice president for Public Affairs.

"We know our business success depends on meeting our many commitments to communities, customers, employees and shareholders," says Cohen. "We take those commitments seriously. We realize that honoring them on a sustained basis is what corporate citizenship is all about." ■

To learn more

Corporate citizenship in a changing world can be viewed online at exxonmobil.com.


Our commitment to customers

Clean fuels get cleaner

ExxonMobil's corporate citizenship report is designed to provide an easy-to-follow look at the company's commitments to governments, communities and societies; customers; employees; and shareholders.

Serviburnu sets the standard

They keep it extra clean at lube plant on Turkey's historic Bosphorus




Black Sea
TURKEY
Mediterranean Sea
Greater Istanbul
Bosphorus

Ruhi Dogan feeds Serviburnu's resident goldfish. The fish pond is filled with water from the plant that has been treated in the nearby separator.

The lube blending plant harmonizes with its historic setting on the northeastern bank of the Bosphorus.



by Marilyn Williams

Twelve fish swim in a pond on the banks of the Bosphorus in Istanbul, Turkey. They are goldfish, the common household variety. What is uncommon is their habitat.

The pond water comes from surface runoff around ExxonMobil Lubricants & Specialties Company's Serviburnu Lube Oil Blending Plant. Serviburnu supplies about 300,000 barrels a year of *Mobil* and *Esso* products to customers across Turkey and other markets in the region.

The plant collects, separates and purifies the water — to the extent that goldfish thrive — before discharging it through the pond and out into the Bosphorus.

"Fish in the pool of Serviburnu have lived there for about two years and look happy with their conditions," says Plant Manager Samet Uner. "We wish them long life."

Uner talks proudly about Serviburnu's role in safeguarding the air, water and land of the Bosphorus area.

"Everyone who works at the plant, including our contractors, concentrates on environmental protection," he says. "We are continually reducing the risk within our operations, even while our production volumes continue to grow."

The Bosphorus, a narrow strait of legend and romance, flows through Istanbul, the world's only major city to lie on two continents — Europe and Asia. Storied mosques and sleek commercial buildings form the skyline on the European side, while across the Bosphorus lie Asian Istanbul's residential districts and port facilities.

Serviburnu, fronting on the Asian shore near the Black Sea, is architecturally designed to blend with its centuries-old surroundings. The plant's admirable environmental record merits frequent visits from government officials, industry representatives, customers and distributors to benchmark best practices.

"We are a leader in Turkey in handling industrial waste," says Uner. "And so far as I know, or our older employees and retirees can remember, in 75 years we have never had a hydrocarbon spill or leak to the Bosphorus."

ExxonMobil predecessor Socony Oil



29
30


ExxonMobil

Most of the lubes blended at the plant are marketed under the *Mobil* and *Esso* brands. However, Erol Topal and other plant employees also proudly blend lubes for sale under non-ExxonMobil brands, such as *CAT*.

opened Serviburnu in 1927 as a fuel terminal, Uner explains, supporting the newly founded Turkish Republic's efforts to build its economy. Converted to a lube oil blending plant in 1960, it underwent a $4 million capacity upgrade in the late 1990s. Today, the lubes facility is a strategic regional supply source for ExxonMobil.

"Serviburnu's location 'where East meets West' positions it to support growth on two continents, both within Turkey and through exports to promising markets in countries of the former Soviet Union and the Balkans," says John Otterbeck, who manages regional logistics and order fulfillment. "We see tremendous opportunities in these markets, and Serviburnu is important to our success in strengthening our market share."

Over the next three years, plant production could increase as much as 50 percent.

About 180 lube products blended at Serviburnu keep customers' vehicle and marine engines, as well as industrial machinery, up and running.

Most of the products are packaged in drums, cans, bottles and pails by the thousands for sale to car and truck dealers, mass merchandisers, agriculture customers, industrial plants and others.

In addition, engine oils are blended to meet the needs of equipment manufacturers such as Caterpillar, or carmakers including Fiat, Opel and Volvo.

Serviburnu loads about a quarter of its production in bulk aboard tank trucks and oceangoing barges. The plant's warehouses hold drums and cases of goods ready for truck transport to five secondary warehouses near customers in south and central Turkey. Some truck routes extend into far eastern Turkey nearly 1,000 miles.

"*Mobil* is the most widely recognized brand in Turkey, since in 1905 Mobil was the first petroleum company to enter the Turkish retail fuels market," says Business Development Manager Tamer Baykara.

"This year we launched the *Esso* brand, and synergy with our *Mobil* PC1 lubes at 18 percent market share attracted customers quickly. We'll grow our *Esso* business through our existing strong distributors network, mainly for sale to retail lube shops and independently owned auto repair shops."

Over the past decade, ExxonMobil's investment of more than $1 million for environmental protection at Serviburnu has generated a positive response from customers and the community, says Uner.

"We put in emergency-response equipment to help control and recover hydrocarbons in the event of a spill to the sea. There are new biological sewage-treatment and water-separation systems, and spill-retention walls were built around the tank farm. Solid-waste collection facilities helped us make recycling a priority."

Uner is quick to point out that no single individual can take credit for achieving Serviburnu's impressive levels of cleanli-



A tanker sails through the Bosphorus in front of the Serviburnu lubes plant, where ExxonMobil has had operations for 75 years.

ness and safety. "Everyone is involved to protect people, products and the environment," he says.

Low-cost operations, good management and an excellent workforce make Serviburnu one of the region's key lubes plants, adds Otterbeck.

"It's not as big as other plants in Europe, but it sets the standard for appearance and environmental performance." ■


PROMOSYON
PROMOSYON
PROMOSYON
PROMOSYON
PROMOSYON
18.900

Carrefour, a large international retailer, markets *Mobil* and *Esso* lubes at its hypermarkets in Turkey. ExxonMobil introduced *Esso* lubes in Turkey earlier this year.



The plant's staff of chemists, including Nurdan Perisanoglu, help maintain lube quality.

Husnu Acar (left), operates a labeling machine for use in packaging 4-liter bottles of *Mobil* lubes. Serviburnu's packaging and filling lines can also handle 1-liter bottles, pails and drums.


Mobil
Mobil

Nonprofits in the spotlight

Community Summer Jobs Program connects college interns with service agencies


The
Empowe
Program

Former intern Shanterra McBride (left), now director of Education and Programs at Empower in the Washington, D.C., area, mentored intern Brett Merfish.

by Joy Hart

Michael Hollington, a junior at Yale University, noticed the little girl immediately.

She stood out from the other children at the day care center for children of low-income parents because of the scared look in her eyes. Sure enough, in just a few minutes, she began crying loudly.

"I talked to her and gave her a toy to play with," remembers Hollington, who worked this summer with the ExxonMobil Community Summer Jobs Program. The program places college students as interns at nonprofit agencies.

"We let her watch another child get his eyes tested so that she could see what was going to happen. Soon she was smiling."

Hollington spent eight weeks working as a community outreach coordinator at Prevent Blindness Texas in Houston. There he gave vision screenings to children and adults at day care centers, health fairs and halfway houses.

By the end of the summer, Hollington talked like an expert regarding the different kinds of vision tests for children. He also wrote news releases and helped plan Light the Night for Sight, a public awareness program about fireworks safety. Along the way, he learned some importan things about himself.

"I was surprised to find that I'm good a working with children," Hollington says.

He had planned to major in sports psychology, but now he's considering switching to child psychology and working at a nonprofit agency.

"I never would have thought about nonprofits as an option before this summer," he explains. "My work was very rewarding. I felt I was making a difference in the community."

Long-lasting benefits

This summer ExxonMobil funded almost 300 internships for college students in 10 states at a wide range of nonprofit agencies, including those that involve children and youth, senior citizens, the environment, community development and the arts.

The program began in 1971 in New York City. It has provided $4.5 million to support almost 2,400 community summer jobs internships throughout the United States.

"This program is a winner for college students, nonprofit agencies and the community," says Julie Thomas, executive director of the Volunteer Center of North Texas, which has administered the program in Dallas County since 1991.

"Most nonprofits have small staffs. Getting help from intelligent, energetic college students can make a big difference in the services these agencies provide."

Thomas, however, believes the program benefits nonprofits in another way that is deep and long-lasting.

"Students who have never considered careers in the nonprofit sector often reconsider their focus and seek jobs at nonprofit agencies. Even the students who don't pursue full-time work with nonprofits gain an important perspective about the importance of community service. Many of them become life-long volunteers."

A bit of sunshine

Jill Lewis worked as an intern at Buckner Children & Family Services, Inc. in Dallas in 2000.

"That summer Buckner opened five new buildings," Lewis remembers. "I helped plan the open house and led tours of the new buildings. That's what's so great about the program. Interns get wonderful experience because nonprofits need so much help."

After Lewis graduated from Texas A&M University with a degree in marketing, she went to work full time as Volunteer and Special Activities coordinator at Buckner.

"Before my internship, I was headed for a career in the corporate world," she explains. "It just never occurred to me that nonprofits need business skills to keep running."





Michael Hollington, a junior at Yale, administered community vision screenings during his internship at Prevent Blindness Texas in Houston. He's now considering working at a nonprofit agency after graduation.

Buckner, founded in 1879 as an orphans' home, now helps more than 55,000 people a year through its residential program and its community-based crisis-relief, counseling and other services.

"More than 90 percent of the children we help have been abused," Lewis says. "I love my job. I get paid for bringing sunshine into the lives of these children."

Lewis supervised Buckner's 2002 Community Summer Jobs Program intern, Christy Havel, a journalism major at Texas A&M. Lewis made sure that Havel followed the program guidelines that encourage agencies to challenge students by giving them an active role in planning and carrying out a program or project.

Havel coordinated delivery of thousands of teddy bears to agencies that help children in crisis. She also wrote requests for foundation grants to support Buckner students who enroll in college.

Someday Havel may work at a nonprofit, too. "Now it's an option for me," she says. "I would love it."

Queen Bees and Wanna Bees

Rosalind Wiseman, director of the nonprofit Empower Program, and a small staff used to spend much of their time presenting violence-prevention programs to teenagers, parents and teachers primarily in the Washington, D.C., area. They focused on discouraging gossip, cliques and other forms of aggression that can lead to violence.

Then Wiseman published a book titled *Queen Bees and Wanna Bees.*

"The book totally changed our organization," says Shanterra McBride, Empower's director of education and programs and a former summer jobs program intern. "Before, Empower was small and mostly local. Now we're getting speaking invitations from all over the country."

Today McBride is helping Empower make the transition to a nonprofit with a national reach.





Christy Havel (top) helped brighten the lives of children at Buckner Children & Family Services, Inc. in Dallas. She and her supervisor, former intern Jill Lewis (right), coordinated delivery of teddy bears to area agencies that help children in crisis.

"I don't think I would be working here if it weren't for the summer jobs program," McBride says. "It changed my life."

McBride was a student at Southern Methodist University in 1995, when she worked as a summer intern for Rainbow Days, Inc., a Dallas agency that helps the children of substance abusers.

"After my internship, I knew I wanted to work with young people, and I knew I wanted to work in the nonprofit sector," she says.

Also helping Empower this summer was Brett Merfish, a senior at Wellesley College majoring in Spanish and psychology.

"It has been an exciting time to work at this organization," Merfish says. "There is so much work to be done. Because the staff is small, I was able to help every single person with something."

One project involved assisting McBride in writing a speech. "I listened and suggested a few things," Merfish says. "The speech was a success. Shanterra got a standing ovation."

Throughout the country, the ExxonMobil Community Summer Jobs Program is also getting standing ovations — from college students and nonprofit agencies, and the hundreds of thousands of people they serve. ■



Internships introduced in Angola

Twelve university students learned firsthand about the critical work of human service organizations following Angola's decades-long civil conflict.

The students were part of a pilot program sponsored by Esso Angola and modeled after the ExxonMobil Community Summer Jobs Program in the United States.

Two of the students traveled to the interior city of Huambo to provide technical support for an Internet project that connects a number of human service organizations.

"Internet access improves the capacity of local organizations to communicate and coordinate their humanitarian activities in Angola," says Allan Cain, director of Development Workshop, a nonprofit organization."

ExxonMobil affiliate Esso Angola funded the program. The Development Workshop, which has been working to improve living conditions for the poor in Angola since 1981, served as the administrator.

"Nonprofit community service organizations will continue to play a significant role in Angola's future," Cain says. "The Esso internships provided these organizations with much-needed expertise while introducing future leaders to the important work being done by these groups."


Esso

Two student interns interview members of a program in Angola that supports individuals who want to start their own businesses.

In Angola's capital city of Luanda, about three-fourths of the city's 4 million people live in housing without running water and other basic services. Many of these people fled their homes during the conflict.

The student interns participated in a research project and interviewed the residents to gather information about land ownership for the government, which is considering land-reform laws. They found that most people don't have clear title to their land.

The interns also surveyed people to determine whether business start-up grants have been effective. With an average grant of $200, new business owners sell everything from fish to matches. The students discovered that these business owners are succeeding and that their children are more likely to stay in school.

Esso Angola plans to double the number of interns during the program's second summer.

"We are pleased with the success of the first-year effort," says Dean Guttormson, general manager of Esso Angola. "We are especially pleased to be the first ExxonMobil affiliate to introduce the summer jobs program outside the United States."


国际视野
Chemical

ExxonMobil Chemical's "Shanghai shophouse" trade show booth at ChinaPlas 2002

Wushu and plastics

Attendees at ChinaPlas 2002, China's largest plastics trade show, enjoyed an unusual performance of wushu courtesy of ExxonMobil Chemical Company.

Martial arts performers used the power and grace of wushu to demonstrate the strength and puncture-resistance properties of plastic film made from ExxonMobil's *Exceed* polyethylene — used in a wide range of packaging.

The company designed its trade show booth in the form of a traditional Shanghai "shophouse" to emphasize its "Global Yet Local for You" theme. ExxonMobil's local sales and technical support staff demonstrated how customers can benefit from the resources of a global leader that can deliver a broad range of products and services.

Some 50,000 attended the week-long ChinaPlas at the Shanghai New International Expo Center in Pudong.

New ad series features technology advances

ExxonMobil has launched a corporate advertising campaign that focuses on the role of technology in meeting the world's growing demand for energy.

Called "Understanding Energy," the campaign seeks to inform the public about key energy issues. At the same time, it emphasizes the critical role that technology plays at ExxonMobil and within the industry in addressing these issues.

Television and print ads, launched in the United States in September, feature three topics: fuel cell research, 3-D seismic technology used in oil and gas exploration and development, and the Hibernia oil field in the highly challenging North Atlantic off Canada. Other topics will follow in coming months.

The television ads can be seen on cable (CNBC and CNN), PBS and local network programming in nine major U.S. cities: New York, Washington, D.C., Los Angeles, Dallas, Houston, San Francisco, Detroit, Boston and Chicago. They are presented in a mini-documentary style.

In addition, both the TV and print ads invite the public to visit a special Web site, understanding-energy.com, to learn more about the featured topics.


David Acker
Offshore Installation Manager
ExxonMobil





The TV ads feature ExxonMobil technology experts and key facilities.



Funding approved for record deepwater development

ExxonMobil has approved funding for its 25 percent share of the Thunder Horse deepwater oil and gas development in the Gulf of Mexico some 150 miles southeast of New Orleans.

The Thunder Horse and Thunder Horse North fields will be developed together in water depths ranging from 5,800 to 6,500 feet.

Development will feature what will be the world's largest semi-submersible floating production, drilling and quarters (PDQ) unit. The unit will have a total operating displacement of more than 140,000 tons.

Peak production rates are targeted at 250,000 barrels a day of liquids and 200 million cubic feet a day of natural gas. Up to 20 subsea wells will be located beneath the PDQ unit, with additional subsea wells connected from locations nearby. This unit could recover in excess of a billion oil-equivalent barrels, making Thunder Horse the largest discovery to date in the Gulf of Mexico.

Production start-up is expected in 2005. BP, with a 75 percent interest, is project operator.



Thunder Horse will be developed with the world's largest semi-submersible floating production, drilling and quarters unit.

Estimates, expectations, targets and business plans in this article are forward-looking statements. Actual future results, including resource recoveries, production rates and project plans and schedules, could differ materially due to changes in market conditions affecting the oil and gas industry, technical or operating factors, and other factors discussed under the heading "Factors Affecting Future Results" included in Item 1 of ExxonMobil's most recent Form 10-K and posted on our Web site. References to recoverable resources include quantities of discovered oil and gas that are not yet classified as proved reserves but that we believe will be produced in the future.

Cadillac selects *Mobil 1*

General Motors' Cadillac Division will factory-fill its new XLR luxury roadster with *Mobil 1* synthetic motor oil.

Due to begin rolling off the assembly line in Spring 2003, the Cadillac XLR will be factory-filled with the 5W-30 viscosity grade of *Mobil 1* with *SuperSyn*. The car will feature the first application of a high-output 4.6L Northstar V8 engine in a rear-wheel-drive configuration.



The two-seat Cadillac XLR sports a retractable hardtop.

Global fleet achieves milestones

Over the past 12 months, ExxonMobil's international shipping affiliate transported 290 million barrels of crude oil and petroleum products involving more than 1,100 port calls. It did so without a single drop of oil or products entering the water — an ExxonMobil record accomplishment.

In addition, the fleet has achieved the best injury-incident performance in the industry over the past two years.

Will Jenkins, president and managing director of ExxonMobil's International Marine Transportation Ltd., attributed the achievements to the company's people and its Operations Integrity Management System. The system provides a framework for meeting the highest operational standards.



Cover

The smile of a young herdsman in Chad speaks volumes. An ExxonMobil-led development project promises to boost economic growth in both Chad and Cameroon. See "Roads of Hope," Page 1. Photo: Keith Wood.

*the*Lamp

VOL. 84 NO. 3

Fall 2002

ExxonMobil

Lee R. Raymond, *CEO and Chairman of the Board*

Executive Vice President
Harry J. Longwell

Senior Vice Presidents
Edward G. Galante, Rex W. Tillerson

Ken P. Cohen, *Vice President-Public Affairs*
Patrick T. Mulva, *Vice President-Investor Relations and Secretary*

Suzanne McCarron, *Manager-Communications*
Mike Long, *Editor*
Pat Gabriel/GCG, *Design*
Fran Bruscino, *Distribution*

The Lamp is published quarterly for ExxonMobil shareholders. Others may receive it on request. It is produced by the Public Affairs Department, Exxon Mobil Corporation.

Please address all *Lamp* correspondence, including requests to reproduce any portion of the magazine, to the editor at Exxon Mobil Corporation, 5959 Las Colinas Blvd., Irving, TX 75039-2298.

EXXON MOBIL CORPORATION
P.O. Box 4640
Trenton, NJ 08650
www.exxonmobil.com

3300-LAMP-1002

Standard Entry Form

2002 World Summit Business Awards for Sustainable Development Partnerships

Presented by ICC in association with UNEP.

Each section of the following form should be typed in Arial 12 point font. The *form should be* completed by the participating partnership based on guidelines issued by ICC and UNEP (see award brochure for background and "Guidance Notes for Entry"). Entries should not exceed six pages. An additional two page annex per entry is permitted, for background on the history of the partnership and participants involved and its future plans. Final deadline for entries: 28 February 2002.

Nomination details

- Name of person submitting the nomination: *Exxon Mobil Corporation*

- Name of partnership (if any): *Malaria Prevention Partnerships; A Strategic Health Management Approach*

- Name of lead institution/company: *Exxon Mobil Corporation*

- Contact details:
  Full address, telephone, fax, email, web site (if any).

  Exxon Mobil Corporation
  Attn: Dr. Steven Phillips
  3225 Gallows Road
  Fairfax, Virginia 22037
  Tel: 703-846-7407
  Fax: 703-846-0893

- Checklist for nomination procedure (please tick box below):

☑ One copy must be sent to the relevant ICC National Committee for its preliminary review, ranking and recommendation.
(For addresses visit: www.iccwbo.org/home/menu_national_committees.asp)

☑ One copy must be sent to the nearest UNEP Regional Office.
(For addresses visit: www.unep.org/UNFactSheet)

☑ One copy must be sent to the International Selection Panel:

c/o ICC, 38 Cours Albert 1er, Paris 75008, France.
Fax: +33 149 532 859
Email: icc@iccwbo.org

Introduction:

ExxonMobil has a long history of commitment as a positive contributor to the countries and communities in which we operate. The strategic programs that we develop and support as we work in developing countries are closely aligned with social and development needs of the local citizens.

As a responsible operator in the developing world, ExxonMobil recognizes that fostering sustainable improvements in the health of the communities where we operate is a key business objective. Ultimately, sustainability will be measured by documented enhancements in the delivery of improved health care to local citizens beyond ExxonMobil's tenure in such countries. Our role is not to assume control of the health care system but to work directly with and support local governments and other aid providers to leverage individual initiatives.

To help achieve this objective ExxonMobil pioneered a concept called Strategic Health Management (S.H.M.). This concept was developed as a cooperative energy industry initiative, under ExxonMobil's leadership, to provide a framework for incorporating workforce and community health considerations into project planning.

Incorporating S.H.M. in business planning allows for timely coordination and cooperation with other involved parties, including community health leaders, to establish long-term partnerships focused on priority health challenges. This systematic approach to partnership building is vital to ensuring sustainability. These S.H.M. principles equally apply to health system improvements and management of public health issues, such as Malaria.

Malaria Prevention Partnerships

ExxonMobil, through its strategic approach to health management, aims to strengthen the impact of country-specific Roll Back Malaria (R.B.M.) initiatives in Sub-Saharan Africa through multi-tier public-private partnerships. This effort includes;

- Integrating ExxonMobil actions into the partnership framework developed by the World Health Organization in Geneva
- Undertaking direct interface with government owners of country-specific R.B.M. plans to define aligned actions
- Active consultation with local community and NGO leaders to develop implementation plans as well as direct involvement in plan execution

In Addition, ExxonMobil has established a model for addressing the problem of parasite resistance to anti-malarial medications. These two initiatives include;

- Support to the Harvard Malaria Initiative aimed at new drug discovery with ExxonMobil emphasis on technology transfer to Africa,
- Support to the Medicines for Malaria Venture aimed at quickly moving the most promising new drugs to market, with ExxonMobil as the first non-pharmaceutical company partner.

Through its malaria prevention initiatives, ExxonMobil has established a program that spans the full range of public health issue management, from basic research through commercialization of new drugs and finally to effective deployment in impacted countries.

ExxonMobil believes that strategic, long-term business partnerships, such as those established in our malaria prevention programs, will help ensure a productive workforce as well as creating opportunities for improved community health while setting a positive example of responsible corporate citizenship.

Mobilizing Multiple Stakeholders:

Malaria Prevention: Strategic partnerships to fight Malaria

In April 2001, ExxonMobil joined three key partnerships in the fight against one of the world's most serious diseases. Recognizing the need to strengthen initiatives at the community level, and that parasite resistance to anti-malaria drugs is on the critical path to progress against the disease, ExxonMobil directed its support to three fronts.

First, ExxonMobil joined Roll Back Malaria (R.B.M.), a joint initiative of the UN Development Program, UNICEF, the World Bank and the World Health Organization. This global movement seeks to accelerate individual country efforts aimed at strengthening prevention and treatment programs at the community level, with a goal of achieving a 50 percent reduction in malaria cases by 2010. Work within each country is led by that country's public health service. ExxonMobil will focus on Roll Back Malaria support in all its Africa-based operations to ensure preventive measures like bednets, and effective drugs are accessible in the local communities. ExxonMobil currently has active programs underway in five countries; Nigeria, Chad, Equatorial Guinea, Angola and Cameroon. ExxonMobil's contributions in each country focus on in-kind support supplemented by monetary contributions that average about $100k per country, per year. Examples of specific activities include;

- In Nigeria, ExxonMobil is partnered with efforts of the New Nigeria Foundation as it sets up health clinics in nine Niger Delta states. Insecticide treated bed nets will be distributed and prepackaged drugs will be made available. Training of health workers and distribution of educational materials is also underway.
- In Chad, ExxonMobil is distributing 32,000 bed nets. Using bed nets impregnated with insecticide is a simple but effective way to reduce malaria incidence. Nurses who already work for Chad's national health service are being trained and will go into villages, meet with the local population, offer preventive malaria health education, and then distribute the bed nets. A year later, the nurses will return to teach the owners of the bed nets how to dip them in insecticide and dry them.
- In Equatorial Guinea, ExxonMobil has focused its R.B.M. support efforts on children under five years old. Many national employees have volunteered to help with the bed net distribution.
- In Angola, ExxonMobil has provided bed nets and anti-malaria medicines to the main pediatrics hospital located in the capital city, Luanda.
- In Cameroon, ExxonMobil is providing 45,000 bed nets and working through local NGOs, is undertaking educational programs to encourage proper use, as well as developing public communication materials to foster greater awareness of the disease.

Second, the Company provided financial support to the Harvard Malaria Initiative. The Harvard effort is focussed on applying knowledge of the parasite genome to new drug discovery. This includes training in-country scientists who will support basic research on disease mechanisms, aimed at developing new drug therapies.

Finally, ExxonMobil provided a grant to Medicines for Malaria, a public-private partnership based in Switzerland. This work brings together researchers in academia and pharmaceutical companies to accelerate the commercial development of the most promising new anti-malaria drugs. ExxonMobil is the first non-drug company to recognize the challenge of bringing new anti-malaria drugs to the market.

Life Cycle Approach: Facilitating the Interdependent Partnerships Necessary to Ensure Sustainable Impacts That Will Endure Beyond The Life of The Project


EMPLOYEES
FAMILY
Company Malaria Control Program
COMMUNITY
RBM INITIATIVES
Strategic Corporate Support
NEW DRUG DISCOVERY
NEW DRUG DEVELOPMENT

- With a goal to combat malaria within our employee and dependent base, ExxonMobil created a comprehensive Malaria Control Program focused on prevention and early diagnosis and treatment.
  - It is currently being applied in Africa with our workforce which is in excess of 6,000 people working in over 30 countries.
  - The program also includes workforce dependants, it expands into the larger local community and links to those efforts applied through the Roll Back Malaria program.

- Through multi-tier partnerships at the regional, country and community level, ExxonMobil aims to strengthen the impact of country-specific R.B.M. plans. In-kind initiatives and direct funding of local NGOs facilitates implementation of R.B.M. initiatives focused on bed net distribution and community access to effective anti-malarial medications.

- Recognizing that mounting parasite resistance to anti-malaria drugs is in the critical path to progress against the disease, ExxonMobil focused its support on two fronts; new drug discovery and new drug development.
  - This work brings together researchers in academia and pharmaceutical companies to accelerate the development of the most promising new anti-malaria drugs.
  - This includes training in-country scientists who will support basic research on disease mechanisms, aimed at developing new drug therapies.

Management and Policies:

Industry Standards and Implementation

In 1999, ExxonMobil chaired a taskforce of the International Association of Oil and Gas Producers focussed on incorporating workforce and community health considerations systemically into project planning and management. This effort culminated in a set of principles and guidelines for the Oil and Gas Industry.

Subsequently, ExxonMobil developed an implementation strategy to align the Strategic Health Management (S.H.M.) framework and principles across ExxonMobil's business functions. This strategy was endorsed and included;

- Management sponsorship/commitment to Strategic Health Management principles/objectives
- Proactive application of principles to new projects
- Alignment with Public Affairs and Safety, Health and Environment strategies
- Retrofitting principles to existing operations
- Supporting specific initiatives and programs that meet business and socio-economic investment objectives

Internal and External Transparency

In April 2001, ExxonMobil publicly announced its partnership with three key programs in malaria prevention; the Harvard Malaria Initiative, Medicines for Malaria Venture, and Roll Back Malaria. This followed several months of active dialogue with all the partners involved in these initiatives to ensure the most effective relationship with each and to provide for clear expectations of roles to maximize positive impact. Additionally, in the case of Roll Back Malaria, ExxonMobil undertook discussions with the sub-Saharan governments (Angola, Chad, Cameroon, Equatorial Guinea and Nigeria) to clearly communicate our desire and intent as an active team member in the Roll Back Malaria program.

In parallel with these external discussions, ExxonMobil's senior management communicated with employees regarding the internally focused Malaria Control Program to raise awareness and collect input as well as ensuring alignment and understanding of the external programs being developed.

Management Commitment

Malaria prevention initiatives are derived from ExxonMobil's commitment to meet the increasing public health challenges faced with expansion of activities into more remote and challenging environments.

ExxonMobil has long supported programs that address public health issues worldwide, because public health is a critical factor related to business success. However, innovative alliances and joint programs are now required to meet the increased challenges.

ExxonMobil recognizes that consultation, cooperation and utilizing public-private partnerships can result in improved health programs and sustained results for our workforce and for impacted local populations. Such an approach reduces duplication and intermittent activities and replaces these with defined, focused, collaborative and measurable programs that benefit those most impacted and involves those most knowledgeable in health care.

Vision:

Increasingly, oil and gas are being found in the developing world, where many people live at subsistence levels, governments struggle to provide services and maintain basic civil order, education levels are low, and diseases that are well controlled in industrial countries threaten the health of many.

In developing economies, poor health is not only a consequence of low income; it is a fundamental cause and limits the potential for future economic development.

ExxonMobil's aim is not to supplant the responsibilities of governments but to work with them and others to ensure the benefits of oil and gas development contribute to lasting improvements in health care. The size and breadth of the problems mean that partnerships with other companies and with other groups such as the World Health Organization, UNICEF, The World Bank and CARE are an essential move toward a sustainable health care system that underpins the social and economic progress of developing countries.

ExxonMobil believes that our Strategic Health Management system, as evidenced by the *Malaria Prevention Partnerships, provides the proper framework to deliver long-term community* health improvements while meeting the needs of company personnel. Other opportunities for such programs exist, beyond malaria prevention, and ExxonMobil is currently pursuing similar partnerships focused on health system improvements as well as other public health initiatives.



ExxonMobil's Dr. Adel Girgis meets with residents of Kome village in Chad to explain the causes of malaria and such preventive steps as the proper use of bed nets.



Schoolchildren in Equatorial Guinea display mosquito bed nets that were distributed with funding and assistance from ExxonMobil Equatorial Guinea

ANNEX 1

Fighting Malaria

ExxonMobil is proud to be an active partner with organizations and governments involved in the battle against a disease that is devastating to the African people and their economy. Here is what those associated with each program have said about our support:

Roll Back Malaria

"ExxonMobil's partnership with Roll Back Malaria can serve as a pathfinder for programs that can be spread to other communities."

Harvard Malaria Initiative

"ExxonMobil is supporting things all the way along the pipeline to medical discoveries that can actually be used. It is the first industrial company to take the role of investing for future health. The grant shows its leadership and vision."

Medicines for Malaria Venture

"There are many companies working in disease endemic areas - ExxonMobil is the first to do something. It realizes that the malaria epidemic is a real issue in sub-Saharan Africa from its own experience and has sought out groups that are helping to do something about it."

Summary

Award Criteria	ExxonMobil Malaria Prevention Initiative
Management and Policies	• Industry leader in development of Strategic Health Management (S.H.M.) principles, which incorporate workforce and community health considerations into project planning (http://www.ogp.org.uk/pubs/307.pdf). + ExxonMobil management endorsed S.H.M. approach, with focus on long-term initiatives such as malaria prevention. Result is improved employee health program and directly serves country-specific and community interests through cooperative efforts and partnering activities.
Life Cycle Approach	• With a goal to combat malaria within our employee and dependent base, and reduce the burden of disease within the community, ExxonMobil has facilitated interdependent partnerships necessary for sustainable impacts that will endure beyond the life of the project. + ExxonMobil created a comprehensive Malaria Control Program focused on prevention and early diagnosis and treatment of malaria among employees. + Through multi-tier partnerships at the regional, country and community level, ExxonMobil aims to strengthen the impact of country-specific R.B.M. plans. In-kind initiatives and direct funding of local NGOs facilitates implementation of R.B.M. initiatives focused on bed net distribution and community access to effective anti-malarial medications.

+ Recognizing that mounting resistance to anti-malaria drugs is in the critical path to progress against the disease, ExxonMobil focused its support on two fronts; new drug discovery and new drug development.

Stakeholders, Citizenship & Social Responsibilities

- ExxonMobil is taking a leadership role within our industry, to focus on malaria prevention initiatives through three key partnerships;
  - Harvard Malaria Initiative which focuses on development of new drugs and technology transfer to Africa
  - Medicines for Malaria Venture which focuses on rapid development of most promising new drugs
  - Roll Back Malaria which is a global effort that seeks to prevent and treat malaria in all countries where malaria remains a public health issue. ExxonMobil has joined Roll Back Malaria partnerships in Angola, Chad, Cameroon, Equatorial Guinea and Nigeria

Vision - Future agenda for the Business

- ExxonMobil will continue to apply Strategic Health Management principles to improve health systems and combat public health issues as operations expand in the less-developed world.

+ Malaria Prevention Initiatives underway will be a priority for ExxonMobil for years to come based on the successful public-private partnership approach.

+ Learnings from the Malaria model could influence other disease - specific initiatives and also reinforce ExxonMobil's goal of long-term effective relationships with local communities, host governments and other third parties involved in community development support.



Dr. Maria Martinelli, a nun and surgeon at St. Joseph Hospital in Bebedjia, Chad, examines a sick child. ExxonMobil has worked closely with the hospital, funding vaccination programs, laboratory equipment and training for the Roll Back Malaria program.



At the National Institute of Medical Research in Lagos, Nigeria, researchers associated with the Roll Back Malaria program prepare pre-packaged doses of anti-malaria drugs

CHAD/CAMEROON DEVELOPMENT PROJECT









REPORT NO. 5
FOURTH QUARTER 2001
ANNUAL SUMMARY 2001

Chad Export Project Report #5

4th Quarter 2001
Annual Summary 2001

This report has been prepared by Esso Exploration and Production Chad, Inc., in its capacity as Operator of the Consortium and as Project Management Company on behalf of Tchad Oil Transportation Company (TOTCO) and Cameroon Oil Transportation Company (COTCO).

Preface

This fifth in the series of Quarterly Reports for the Chad Export Project (also referred to as the Chad/Cameroon Development Project) covers the period from October 2001 through December 2001. The Annual Project Summary for 2001 has been combined with this report in the form of topic-by-topic summaries and data tables.

This report reflects the work of the Project operating company and its contractors with a particular focus on compliance with the Environmental Management Plan. Several entities share responsibility for implementing the Project.

- Oilfield development in Chad is conducted by Esso Exploration and Production Chad Inc. (EEPCI) on behalf of the Consortium (Esso, Petronas, ChevronTexaco).
- Pipeline activities in Chad are conducted by the Tchad Oil Transportation Company S.A. (TOTCO).
- Pipeline activities in Cameroon are conducted by the Cameroon Oil Transportation Company S.A. (COTCO).
- During construction, EEPCI is providing Project Management Services to TOTCO and COTCO.

This Quarterly Report represents a commitment to transparency by Esso and its consortium co-venture companies, Petronas and ChevronTexaco. By publishing this information, the Project wishes to make it possible for the citizens of the host countries, interested non-governmental organizations (NGOs), the World Bank and Lender Group, and other stakeholders to stay well informed about the Project as it unfolds.

Quarterly Reports are submitted through, and subject to verification by, the World Bank and Lender Group as a reporting requirement of the Project's partnership with the Bank and the two host countries. Annual Project Summaries, like this one, are also published early in each year.

All Quarterly/Annual Reports are published on the Project's website (www.essochad.com). A limited quantity of printed reports are also distributed to stakeholders in fulfillment of reporting requirements and to make information available to the citizens of Chad and Cameroon where very few people have access to the Internet. This Quarterly Report is also available in French.

Please note that October 2000 has been designated as the official start date of the Project for the purposes of data compilation.

Table of Contents

Section 1

Snapshot Summary of the Quarter

- Dry roads and better working conditions arrived with the end of the 2001 rainy season and, as a result, the Project was able to achieve a number of construction milestones during the fourth quarter.
  - The first oil well drilling rig was commissioned and put to work.
  - The first lengths of pipe for the crude oil transportation pipeline were welded together and laid into the trench.
  - Construction began on oilfield facilities for treating crude oil and pumping it along the pipeline.
  - The new freight route to move pipe and other materials into Chad was opened with the placement of a temporary bridge across the M'béré River at the Chad/Cameroon border.
  - All of the pipe and construction material storage yards have been completed to the point of being able to accept pipe and other materials.
- A Project design change has been approved to lay high-bandwidth fiber optic cable in the pipeline trench. Cable space will be made available to Chad and Cameroon to help them improve telecommunications.
- The quarter's total of 51 non-compliance situations represents a drop in the number of non-compliance events from the previous quarter and is the lowest total for any full quarter since the official groundbreaking in October 2000. There have been no critical (Level III) non-compliance situations recorded to date.
- The Project was saddened this quarter by its first on-the-job fatality. However, overall safety indicators remain good despite a five-fold increase in the size of the workforce during the year.
- Project-wide consultation meetings totaled 466 in the quarter with more than 17,000 people attending. Two media briefings were held for the Chadian and Cameroonian news media.
- Initial consultation efforts associated with the Project's community and regional compensation programs have started in Cameroon and preparations have been completed in Chad for field work to begin in early 2002 on implementation of the

community compensation program for that country. NGOs are being contracted to help implement the programs.

- Steps have been taken to improve the Project's ability to respond to spills of hydrocarbons and other materials. The steps include:
  - A program of classroom and in-the-field spill response training sessions for managers, field supervisors, EMP monitors, and government representatives.
  - Deployment of additional Tier II spill response equipment to strategic locations in Chad and Cameroon.
  - Initial field surveys to support preparation of the Project's six area-specific oil spill response plans.
- The Project workforce has now climbed to nearly 9,800 individuals, about 40% higher than the originally projected peak of 7,000.
  - Wages paid to Chadian and Cameroonian workers this quarter exceeded 4.4 billion FCFA ($6.8 million).
  - More than two-thirds of the Project's Chadian and Cameroonian workers hold skilled or semi-skilled jobs. Another 7% hold supervisory positions.
  - Approximately 85% of the Project's workers are host country citizens.
- Project expenditures with Chadian and Cameroonian suppliers of goods and services in the fourth quarter totaled 36.1 billion FCFA ($55.4 million), an increase of 14% from the third quarter. Approximately 2,200 local businesses were used by the Project in 2001.
- The total number of training sessions this quarter increased by 80% over the number for the previous quarter to well over 1,200, the increase tracking with the intensification of construction activities during the quarter.
- Health clinics for Project workers conducted well over 14,000 consultations during the fourth quarter at camps and health centers throughout the Project area.
  - An improvement in the rate of food- and water-borne diseases first registered in the third quarter of 2001 has continued, a result of an ongoing program to improve contractor compliance with EMP food sanitation requirements.
  - The normal seasonal decrease in total malaria cases has coincided with the end of the rainy season and the resulting reduction in breeding sites for the mosquitoes that spread the disease.
- The Project's community health initiatives in the fourth quarter included:
  - Support for the Chadian national polio vaccination program.

  - Initiation of a program of direct community assessment and treatment for curable sexually transmitted diseases.
  - Acquistion of anti-mosquito bed nets for the Roll Back Malaria program.
  - Presentation of NGO-based HIV/AIDS awareness programs.
- As a response to the increasing pressure on waste management facilities due to the rising intensity of construction activities:
  - The Project has adjusted priorities so it can accelerate construction of the Komé Waste Management Facility.
  - Temporary waste storage facilities have been or soon will be completed at Komé, Dompta and Bélabo.
- Project water monitoring specialists worked in both Chad and Cameroon during the fourth quarter to further implement the water monitoring program and train National monitors and technicians.
- The Republic of Cameroon conferred Public Utility status upon the Foundation for Environment and Development in Cameroon (FEDEC).
- The Foundation began recruiting for a contract Community Development Facilitator who will help the Bagyeli/Bakola people submit community development project funding proposals for FEDEC's consideration.



Location Map
N
S
E
W
NIGERIA
CAMEROON
CHAD
CENTRAL AFRICAN REPUBLIC
CONGO
GULF OF GUINEA
DOBA
KOMÉ
OIL FIELD DEVELOPMENT AREA (INCLUDES PUMP STATION #1)
MAINTENANCE AREA #1
BAIBOKOUM
TOUBORO
MAINTENANCE AREA #2
NGAOUNDÉRÉ
Dompla
PUMP STATION #2
MEIGANGA
NGAOUNDAL
MAINTENANCE AREA #3
DENG DENG
BELABO
NANGA EBOKO
PUMP STATION #3
BATCHENGA
DOUALA
MAINTENANCE AREA #4
YAOUNDÉ
NGOUMOU
LOLODORF
KRIBI
BIPINDI
PRESSURE REDUCTION STATION
MARINE TERMINAL
0
100
200 Kilometers
LEGEND
Oil Field Development Area
Pipeline
International Boundaries
Maintenance Area Boundaries
Major Roads (In Study Area)
Railroad
Marine Terminal (FSO)

Chad Export Project

OVERVIEW OF PIPELINE TRANSPORTATION SYSTEM

DAMES & MOORE
A DAMES & MOORE GROUP COMPANY

FIGURE 1-2


Location Map
N
S
E
W
BÉBÉDJIA
SAVANNA
DOBA
KOMÉ FIELD
BÉRO
KAGROVE
MIANDOUM
DANGDE
BANGA
KAYRA
MIANDOUM FIELD
DANGOUM
BELA
BOLOBO FIELD
GALABA
MEKAPTI
MANBOE
BENDO
GATHERING SYSTEM
BEGADA
AIRFIELD
OPERATIONS CENTER
PIPELINE
KOMÉ
BOLOBO
SAVANNA
0 2 4 6 Kilometers
M-1
B-1

LEGEND

Komé Field	Villages / Towns
Miandoum Field	Gathering Stations
Bolobo Field	Rivers

Chad Export Project

OVERVIEW OF THE OIL FIELD PROJECT AREA (from Chad EA)

DAMES & MOORE
A DAMES & MOORE GROUP COMPANY

FIGURE 1-1

Section

2

Construction Progress

As the fourth quarter of 2001 was beginning, the rainy season was coming to an end. As anticipated in the Project's master schedule, the dry weather brought improved road and working conditions. As a result, the Project made major progress during the quarter and construction milestones have been achieved for nearly every aspect of the Project.

- The first oil well drilling rig was commissioned and put to work.
- The first lengths of pipe for the crude oil transportation pipeline were welded together and laid into the trench.
- Construction began on oilfield facilities for treating crude oil and pumping it along the pipeline.
- The new freight route to move pipe and other materials into Chad was opened with a temporary bridge across the M'béré River at the Chad/Cameroon border.
- All of the pipe and construction material storage yards have been completed to the point of being able to accept pipe and other materials.

In addition to construction milestones, the Project has cleared the way for a design improvement that could vastly improve voice, Internet and other communications for Chad and Cameroon. A high-bandwidth fiber optic telecommunications cable will be laid in the trench during pipeline construction.

Drilling

In mid-December, a drilling rig lowered a drill bit into the earth near Nya, Chad, the first rig to go to work. This well was drilled in part to help test the equipment and optimize its operation. The current plan calls for three drilling rigs and two completions rigs to be in place in the oilfield area by the second quarter of 2002. By mid-year, workers plan to be drilling at the pace of around two wells per week.



The first drilling began operations in Chad in mid-December. Rig number 340 began working near Nya on a near-field exploration well in preparation for full development drilling to begin in the first quarter of 2002. From the top clockwise: Workers, including Chadian trainees, on the deck of the rig; a drill bit ready to be lowered for boring; a Chadian worker gets on-the-job training as he helps ready the rig.

In support of the drilling operation, ships, trains and trucks have so far transported a total of 37,000 metric tons of drilling equipment and supplies to the oilfield area. In addition, major improvements have been completed at Komé Base Camp in support of the drilling program.

- A new drilling camp has been built to house 500 workers.
- A pipe yard has been cleared for storage of the various required kinds of drilling pipe and well casing.

- Two of the several planned warehouses and workshops have been erected for the primary oilfield contractors.



The new warehouse and workshop for the drilling contractor (Pride Forasol) can be seen in the distance through the girders of the new warehouse for the drilling services contractor (Schlumberger Baker Hughes) as it was under construction.



Construction moved quickly in December. Less than a month after the previous photo was taken, the drilling services warehouse had been finished, shown here from the opposite direction. The white towers in the foreground store and dispense materials the contractor utilizes during the drilling and well completion process.



The President of the Republic of Chad, Idriss Deby (left), visited the oilfield on the occasion of the start of drilling, standing here on the elevated deck of the drilling rig.

Oilfield Area Facilities

As drilling evaluations were getting underway, the contractor responsible for constructing the oilfield area facilities was able to accelerate construction progress thanks to the end of the rainy season.

- The first 25 oil well pads and their access roads were built by year end, paving the way for the commencement of development drilling in February 2002.
- Survey work has started to identify the precise locations of flow lines, buried pipes that will transport oil from each well to gathering stations.
- Earthworks were begun for the oilfield gathering station at Miandoum, a unit that will collect oil from the flow lines so it can be transported to the central treatment facility near Komé.
- At Komé, work has also started on the permanent oilfield operations buildings, including the foundations for the central treatment facility that will prepare crude oil for shipment through the pipeline, principally by reducing the water contained in the extracted oil. Construction also began on the community center where some operations phase workers will live.
- Temporary warehouses to support all of the above construction activities had been nearly completed by the end of the quarter.



This aerial view shows the state of construction as the quarter came to an end at the site of the oilfield area's permanent headquarters — the location of the central treatment facility, administration center and temporary construction warehouses.



On the ground, this construction warehouse has now been completed to support the crews working at the permanent oilfield headquarters site.

Pipeline At about the same time drilling began in mid-December, the first series of thousands of pipe sections were welded together and lowered into a two meter deep trench about 40 kilometers west of Bélabo, Cameroon. With this step, formal construction started on the 1,070 kilometer (663 mile) buried crude oil pipeline. (As documented in earlier Quarterly Reports, right of way preparation began in the second quarter of 2001 with the early tree clearing program.)

By the end of the fourth quarter, crews were active on both "spreads" of the pipeline construction effort. A spread is simply a term to denote a construction group, and there are two spreads for this pipeline project. The southern spread is building the pipeline from the coast of Cameroon to tie in with the northern spread's starting point west of Bélabo. The northern spread is working on the pipeline between there and Pump Station #1, next to the Central Treatment Facility near Komé. Each spread works on a section of pipeline approximately 100 kilometers long, relocating when a section has been completed, until the entire pipeline has been constructed. At any one time on a particular spread, the length of open trench will generally not exceed 20 kilometers.



This aerial view on the southern spread shows the pipeline route extending far into the distance away from Kribi, Cameroon. Lengths of pipe have been delivered along many kilometers of the cleared right of way. After the pipe has been installed the topsoil will be replaced and vegetation (minus trees) will be allowed to grow back on the right of way.

At the end of the year, over 100 kilometers of right of way had been cleared and graded and roughly 76 kilometers of pipe had been "strung" along the right of way ready for welding. About 38 kilometers of pipe had been welded together, with 12 kilometers actually being installed in the trench.

So far over 773 kilometers of pipe has been delivered from the European mills to Africa, roughly 70% of the needed total. Nearly 1,000 kilometers of pipe has been manufactured, 90% of the total that is needed to construct the pipeline.



This pipe on the northern spread has been welded together in preparation for installion into the trench south of Bélabo, near Oo'ndene, Cameroon.



In many locations the pipe must be bent to fit curves in the route and to adjust to rising and falling terrain. The machine on the left, used by expert technicians, does the bending. On the right, curved pipe is being placed alongside the trench, ready for installation.



The welding team — nicknamed the firing line and shown here from the air — works as a close-knit mobile unit that includes welders, crane operators who drive tracked vehicles called side booms to hold shade canopies and hold the pipe, truck drivers, quality control inspectors and superintendents.



Two welders must work simultaneously in careful unison in order to create a perfect seam joining two lengths of pipe. The welders begin at the top and work around the pipe, meeting at the bottom.



Once welded, the long runs of pipe are lowered into the trench by a carefully synchronized ballet of men and machines. In this view a total of four side booms work together to ease the pipe into place. The layers of removed earth can be seen to the right of the trench, showing that topsoil has been carefully preserved so that it can be replaced when the pipe is buried, thus preparing the ground to help vegetation grow back.

Roads and Storage Yards

A goal of more than a year's work of infrastructure construction has now been achieved. A shorter and more direct truck freight route has been opened between Cameroon and southern Chad. Use of the long, arduous temporary northern truck route from Ngaoundere, Cameroon via Garoua to the oilfield area is no longer required.

The Project's construction plan calls for the installation of a modern, cement bridge across the M'béré River border between Chad and Cameroon, and a road upgrade to run from the Cameroonian national railroad station at Ngaoundal across the new bridge and ultimately to the oilfield area in southern Chad. That construction continues and the bridge was about 70% complete by the end of the fourth quarter.

In the meantime, a temporary steel bridge has been put in place at the river crossing. In Cameroon, the road has been brought to "fit for purpose" condition with initial laterite paving, village bypasses, pothole repair and other steps, including accelerated construction of customs buildings on both sides of the river for the host governments. Thus the freight route has been opened and pipe and other materials can now be delivered more directly to southern Chad.



The new temporary bridge over the M'béré River was trucked to the site from Mandim, Cameroon, where it had performed similar duty until a concrete bridge could be finished. Once the bridge had been placed on the Cameroon bank of the river, this crane lifted the extendable free end of the bridge and hoisted it over to the Chad side of the river. The excavation for the foundations of the permanent concrete bridge can be seen in the foreground.



This Project vehicle drove over the temporary bridge from Cameroon to Chad and back, the first one to make the new M'béré River crossing.

Construction of storage yards to receive pipe and other materials has nearly been completed.

- All of the storage yards have been completed to the point where they are able to accept pipe and other materials.
- Four of the storage yards have already been filled with pipe, the ones at Kribi, Lolodorf, Bélabo, and Meidougou.
- The remaining yards will now begin receiving pipe in time to be ready before the pipeline construction crews reach those areas at Ngoumou, Batchenga, and Nanga Eboko.



At strategic locations, pipe has been stockpiled in advance of pipeline construction in storage yards such as this one at Kribi. Four of the Project's 11 storage yards have now been filled to capacity, including this one, as well as the yards at Lolodorf, Bélabo, and Meidougou.

Marine Terminal

The tanker that will be converted into a marine terminal (i.e., Floating Storage and Offloading vessel, or FSO) has now been purchased by the Project. In addition, advances have been made on construction of the various marine terminal components.

- Preliminary shipyard work, such as clean-up and inspection, was completed on the tanker in preparation for moving the vessel into dry dock at Singapore.
- Work has begun on the custom-designed mooring for the FSO, called a Single Point Mooring (SPM), with a first pour of castings at a specialized steel foundry in Montréal, Canada.
- Pipe has been ordered for the marine pipeline that will transport crude oil from the on-shore pipeline tie-in location near the beach, under the sea to the FSO, about 12 kilometers offshore.

- Offshore survey work has been completed, with the acquired data now being used to refine and finalize the design of the marine terminal and the subsea pipeline.

In support of the marine pipeline and Single Point Mooring design process, an offshore geotechnical study was completed this quarter. This quarter's survey work included:

- Side scan sonar to map outcroppings or other obstacles that might be encountered during pipeline construction.
- A test boring of the sea floor at the site of the Single Point Mooring structure to ensure that the mooring will be secure and stable.
- Echo and seismic tests, and shallow sample borings, along the route of the marine pipeline to map the undersea geologic formations and ensure that the pipe will be placed on stable sea bottom.

Environmental surveys of the area's marine biology had previously been conducted as part of the Project's environmental assessment process. Based on those surveys, a site-specific environmental management plan was developed for the offshore survey. The plan, for example, required that the survey work be conducted prior to the main breeding season for marine turtles which are known to frequent the area. The environmental plan also specified that the survey team would follow all the Project's standard requirements including prohibitions against fishing and bushmeat hunting.



The Project has purchased this tanker, shown here at sea, for conversion into the Floating Storage and Offloading vessel or FSO, the core component of the marine terminal. Conversion work will be performed at a ship yard in Singapore.



This specially equipped vessel is one of two that carried out the offshore survey for the marine terminal complex. The *MV Askelad* carries specialized scientific instruments for side scanning sonar and other tools for evaluating sea bottom conditions.



This magnetic probe (left) was one of the sophisticated pieces of equipment used to study the offshore terrain and geology during the marine survey. Readouts were registered and recorded in the survey vessel's instrument room (right).

Telecommunications

Within a few years, Chad and Cameroon will have the potential to make significant improvements in their telecommunications access to the outside world and to the quality of their internal telecommunications facilities, thanks to the Project.

Originally the Project design called for the use of radio for communications to remote sites, including the pump stations on the pipeline route. Now, the Project has decided to lay a high-bandwidth, high-speed fiber optic telecommunications cable in the trench during pipeline construction. The capacity of the fiber optic cable is such that it can also provide modern age telecommunications to the Republics of Chad and Cameroon in addition to servicing the Project.





The coils of orange conduit (left) are standing by for placement in the pipeline trench as it is backfilled with soil. Crews will thread a fiber optic communications cable through the conduit along the entire length of the 1,070 kilometer pipeline, thus potentially connecting southern Chad electronically to the rest of the world. Virtually all of Chad and Cameroon's international communications connections are currently made through expensive and relatively slow satellite connections.

The map (right) shows the planned path of a proposed new undersea communications cable, a project being developed by third parties and not a part of the Chad/Cameroon Development Project. However, the Project's pipeline-route fiber optic cable could be connected to the new undersea cable and thus will make it possible to connect inland Cameroon and southern Chad to much-improved global telecommunications services such as the Internet and international telephone connections.

Context: Contractor Roles

Contractors perform virtually all the construction associated with the Project, each one assigned to a specific work area. The following table lists each major Project contractor by construction role and location.

	Contractor		
Construction Role	*Chad*	*Cameroon*	*Notes*
Oil Well Drilling	Pride Forasol		*Also known as Pride*
Drilling Services	Schlumberger Baker Hughes		*Also known as ISC*

Oilfield Facilities & Pump Stations	TCC	TCC	*Also known as KBC, SSI or Sub-Sahara Services, Inc.*
Pipeline	Wilbros Spie Capag	Wilbros Spie Capag	*Full name Wilbros-Spie Capag JV, also WSJV*
Roads & Other Infrastructure	David Terrassement	Sogea-Satom	*David Terrassement also known as DT or Bouyges*
Logistics	Doba Logistics	Doba Logistics	*Also known as SDV*
Telecommunications	Coris	Coris	
Offshore/Marine		Modec	

Contractor Plans

Each of the Project's major construction contractors must submit and receive approval for a suite of EMP-required plans covering topics such as health, socioeconomic, and environmental protections. This plan approval process takes place in phases, timed with the phases of the Project as contractors move into place for the start of their work.

- Plans for all construction contractors currently in the field have now been approved.
- Plans for Modec, the contractor for offshore/marine construction works, are under development. A mini-EMP plan for site specific operations was completed, reviewed and approved prior to the offshore survey work that took place in the fourth quarter.

Annual Summary: Construction Progress

By the end of 2001, the Project's management team was estimating that more than one-third of construction had been completed, with the work targeting for completion by year end 2003.

In addition to the events described above for the fourth quarter, a summary of key developments in the first three quarters of the year is provided below.

First Quarter 2001

- The pace of construction activity increased sharply following the official groundbreaking ceremony in October 2000.
  - The first 50 oil well sites were identified and the first elements of a portable work camp arrived in the oilfield area.
  - Pipe and other materials started moving in volume to storage yards via rail and truck convoys.

- About one-quarter of the pipe needed to construct the pipeline had been shipped from the mills in Europe to the receiving port at Douala, Cameroon.
- Construction was well advanced on the upgraded road link from Cameroon to Chad and work had started on the bridge for the new M'béré River crossing.

- World Bank and European Investment Bank loans to the two host countries were secured, enabling their financial participation in the Project through equity positions in the pipeline companies, TOTCO and COTCO.

Second Quarter 2001

- Construction on the pipeline right of way began in Cameroon. Workers began carefully clearing trees from the pipeline right of way in the vicinity of the Kribi/Lolodorf Road in late June, a step to speed construction and at the same time reduce environmental impacts.
- All three pipe manufacturing mills were in operation in France and Germany. Nearly 500 kilometers of pipe had been manufactured so far.
- Construction had also started in the oilfield area with completion of the first two oil well pads. Two of the Project's five drilling rigs had been built and readied for shipment to Africa.
- Infrastructure construction had moved ahead so that by the end of the second quarter:
  - Site preparation had been completed on 95 km of the roads being upgraded in Cameroon.
  - Concrete pouring had begun on the support piers of the M'béré River bridge and was proceeding despite the arrival of the rainy season.
  - All pipe storage yards were under construction or about to start. Two completed yards were full of pipe.
- Final loan documents were executed in London and Washington, D.C., on June 15, 2001 clearing the way for financial closing in the third quarter.

Third Quarter 2001

- Working through the rainy season, workers made significant advances in preparation for the fourth quarter milestones documented in this report.

- In the oilfield area of southern Chad:
  - Two specially-made oil well drilling rigs arrived and rigging-up began.
  - Construction began on the crude oil processing facilities.
  - Final adjusted locations were set for the first 74 oil well pads and nine well pads were completed.
- Along the pipeline right of way in Cameroon:
  - About 160 kilometers of the right of way were cleared of trees.
  - Nearly 700 kilometers of pipe had been manufactured out of the 1,070 kilometers that will be needed.
  - Almost one-third of the required pipe had been transported from the factories in Europe to the Project's storage yards in Africa.
- For the marine terminal to be located near Kribi, Cameroon:
  - The tanker that will be refitted to become the Floating Storage and Offloading vessel (FSO) was selected.
  - A scale model of the FSO and its mooring structure was tested to ensure that its design will function well in the wave and wind conditions it will encounter.

Section 3

Reportable EMP Situations

Contractor and Project field monitors recorded a total of 51 non-compliance situations this quarter. This represents a drop in the number of non-compliance events from the previous quarter, the lowest figure for any full quarter since the official groundbreaking in October 2000. There have been no critical (Level III) non-compliance situations recorded to date.

An analysis done for the annual summary section (see below) shows a steady reduction in the number of environmental non-compliance situations at the same time that construction activities have sharply increased. One gauge of the rising intensity of construction activities is the size of the Project's work force, which rose from about 1,700 to almost 9,800 workers during 2001.

Context: Three Types of Reportable Situations

Contractors and Esso/COTCO/TOTCO personnel are required to report all situations that could put the Project out of compliance with the Environmental Management Plan and the suite of socioeconomic, health, and environmental (SHE) plans filed by each prime contractor. There are two basic types of reportable situations: spills and non-compliance situations. In addition, the Project gathers reports related to compliance initiatives.

- Spills of hydrocarbons or hazardous materials require immediate reporting within one hour of discovery under the following circumstances, with written follow-up reports within 24 hours:
  - All spills into a water body must be reported regardless of volume.
  - All spills onto a land surface greater than 150 liters (40 gallons) in volume must be reported.
- Non-compliance situations are ranked in three levels, a system designed to provide early warning of developing problems so the Project can act to resolve issues before they escalate and result in actual environmental damage.

- Level I: A situation not consistent with specifications, but not an immediate threat to an identified resource.
- Level II: A non-compliance situation that has not yet resulted in clearly identified damage or irreversible impact to a sensitive or important resource, but requires expeditious corrective action and site-specific attention to prevent such effects.
- Level III: A critical non-compliance situation, involving observed damage to a specifically protected sensitive resource or a reasonable expectation of impending damage.

- Compliance initiatives are situations that do not rise to any of the non-compliance levels mentioned above. This classification is often used to describe proactive steps taken in response to situations that are not yet non-compliant but could lead to a non-compliance situation if not appropriately addressed.

Spills A total of twelve reportable spills took place in the fourth quarter of 2001. Six of them involved the spillage of sewage, five involved hydrocarbons, and there was one spill of a small quantity of hydrochloric acid.

- Most of the sewage spills in this quarter were because of maintenance or operational difficulties with installed sewage treatment units.
- Three spills were because of road accidents due to a combination of factors including poor road conditions and inadequate driver training.
- Two of this quarter's spills involved small amounts of hydrocarbon substances into water.
- All spills onto land surfaces took place on Project work sites or roads and no environmental damage was observed.

Each of the spills received immediate attention and were appropriately cleaned up. (For information on spill response training conducted in the fourth quarter see the section on *Environmental Management & Monitoring*.) Here is a summary of all reportable spills that took place this quarter.

- On 28 December, at the Ngaoundere storage yard, approximately 200 liters of kerosene was spilled when a forklift accidentally punctured a 200-liter drum. The spill was confined to the yard, and clean-up was quickly undertaken.

- On 5 December, on a road approximately 3.5 kilometers north of Bam work camp in southern Chad, approximately 11,000 liters of diesel fuel spilled when a tanker truck overturned. The spill was confined to the road surface and was appropriately cleaned up.
- On 27 November, near Moundou in southern Chad, a truck carrying a cargo container overturned because of poor road conditions. The container held several drums of hydrochloric acid planned for use during oil well servicing. Approximately 450 liters of acid spilled onto the ground when two of the drums inside were damaged, and a small amount of diesel fuel from the truck was also spilled as a result of the accident. The diesel fuel and acid spills were quickly and appropriately cleaned up.
- On 13 November, at the Bam work camp, approximately 3,000 liters of treated sewage effluent spilled onto the ground. The spill occurred during the discharge cycle of a sewage treatment unit. The spill was confined to the camp site. The unit was reported for repair and discharge cycles have been adjusted to synchronize them with water output at the camp.
- On 9 November, at the Eurest tent camp at Kagopal in southern Chad, approximately 2000 liters of untreated sewage water was released onto the ground. The spill was confined to the camp site.
- On 8 November, at the Bam camp, approximately 500 liters of treated sewage effluent spilled onto the ground. The spill occurred during the discharge cycle of the sewage treatment plant. The spill was confined to the camp site.
- On 7 November, approximately 200 liters of hydraulic oil spilled onto the ground when a tractor trailer truck hauling freight from Douala to Bélabo overturned. The accident ruptured the trailer's hydraulic tank and jack, thus spilling the oil. The spill was confined to the road surface, and was quickly cleaned up.
- On 1 November, along the road upgrade route in southern Chad at kilometer marker KP83, less than one liter of motor oil spilled into a surface water body during water withdrawl operations. A water pump hose strainer made out of half a drum had not been properly cleaned. Traces of oil on the surface of the water were

recovered using absorbent pads and the strainer was cleaned prior to resuming the pumping operation.

- On 30 October, near Kribi, the *MV Askelad* struck a submerged rock while conducting an offshore marine survey. The accident damaged the vessel's hydraulic rudder mechanism and caused the release of less than two liters of hydraulic oil into the sea.
- On 30 October, at the Bam work camp, approximately 5,000 liters of untreated sewage water and sludge from the sewage treatment unit spilled onto the ground. The sludge pump stopped working because of an electrical failure. The spill was confined to the camp site.
- On 23 October, at the M'béré work camp in southern Chad, approximately 2,000 liters of untreated sewage water spilled onto the ground while being emptied from a holding tank into a septic tank. The accident was due to an obstructed manhole. The spill was confined to the camp site.
- On 15 October, at the Bam work camp, approximately 3,000 liters of untreated sewage water overflowed from the last buffer storage tank of the sewage treatment unit because of an obstructed evacuation pipe. The spill was confined to the camp site.

Non-Compliance Categories of Most Concern

The majority of the fourth quarter's non-compliance situations (about 73%) occurred in half a dozen categories. In order of frequency, the top six categories were: working outside approved areas; equipment maintenance/handling; waste management; socioeconomic issues; health and safety; and storage of oil and hazardous materials.

Working Outside Approved Areas

The twelve non-compliance situations recorded in this category included clearing of land before completing pre-construction environmental management plan requirements, clearing of non-Project related land, unclear marking of land resulting in the clearing of land that had not been properly acquired, cutting of vegetation outside an acquired land area during the extraction of heavy equipment from a wet area, clearing and grading outside the approved limits of a work area, unauthorized use of the pipeline right of way by a subcontractor, pipeline construction equipment use of an unapproved access path, inappropriate clearing of a pipeline right of way buffer zone, and temporary storage of spoils and vegetation debris outside the delineated pipeline right of way.

Equipment Maintenance/Handling

The nine cases in this category included a greasing ramp placed directly on the ground without the use of drip-pans, transfer of fuel oil less than 30 meters away from a body of water, washing a cement truck next to a field and without proper washing facilities, repair of trucks at a non-designated area and without proper use of a spill prevention kit, changing motor oil too close to a body of water, and transfer of diesel fuel in an area where top soil had been stored for future reclamation of a work site.

Waste Management

The six cases in this category included open air burning of domestic garbage, improper storage and disposal of kitchen waste and construction debris, failure to properly sample and analyze ashes from a domestic garbage incinerator, and poor house-keeping in an area around a drilling rig.

Socioeconomic Issues

The four non-compliance situations recorded in this category included the Level II incident that occurred in Mayo Badji village described below, failure by a contractor to distribute its local business opportunity brochures twice a year as required under the contractor's Socioeconomic Action Plan, workers on duty seven days a week without a compensating day off, and failure of a contractor to report damage to trees during road maintenance even though the trees are eligible for compensation.

Health and Safety

The three non-compliance situations in this category involved drinking water quality for a contractor's local workers, insufficient implementation of dust control by a pipeline contractor, and insufficient lighting during night construction operations.

Storage of Oil and Hazardous Materials

The three cases in this category included poor management of hazardous materials at a storage yard, failure to store shipping containers containing hazardous materials in a secured or dedicated area of the yard using suitable and sufficient warning signs, and late arrival of material safety data sheets for explosives and other hazardous materials shipped to a storage yard.

Level II Non-Compliance Situations

Two Level II non-compliance situations were recorded in the fourth quarter. In addition, a non-compliance situation that took place late in the previous quarter has now been classified as a Level II non-compliance situation.

The first fourth quarter incident involved the demolition of five structures in the Mayo Badji village in Cameroon by a construction contractor. Cash compensation had been paid for these structures by the Republic of Cameroon. However, the Project had subsequently decided against demolishing them and instead elected to narrow the road's working easement through the village. Consequently, no compensation was paid by Project to the owners of the structures. Based on a lack of complete information, the contractor asked the owners for permission to demolish their structures, believing that all compensation had been paid and that the initial plan was still in force. Permissions were granted by the owners who moved into other accommodations. After the structures had been demolished, the Project's EMP staff discovered the situation. Additional temporary lodging was quickly arranged and replacement buildings are being constructed. The replacement structures are being built using enhanced construction techniques the Project has introduced to the area.

The second Level II non-compliance situation recorded in the fourth quarter involved the release of alkaline wash water into the area surrounding the cement truck washing facilities at Komé Base Camp because of improper use of the facilities. The released wash water, a small amount, was confined to the washing area inside the camp.

Another Level II non-compliance situation took place in the third quarter but was only classified as a Level II situation in the fourth quarter. Three workers were caught eating bush meat while on a Project work site, a clear violation of the Project's prohibition against the possession of bush meat. The workers were suspended from work for two weeks. Subsequent daily toolbox meeting sessions re-emphasized the Project's overall bush meat policy. Periodic, unannounced inspections continue to be utilized by the Project to enforce the policy.

Non-Compliance Situations & Compliance Initiatives Tally

There were 51 non-compliance situations, 15 compliance initiatives and 12 reportable spills recorded this quarter. The total number of non-compliance situation reports in both the Level I and Level II categories decreased significantly from previous quarters. As noted above, no Level III non-compliance situations occurred during this quarter.

< **Total Reportable Situations by Country 4th Quarter 2001**

	Level I	*Level II*	*Level III*	*Total Non-Compliance Situations*	*Compliance Initiatives*	*Reportable Spills*
Chad	19	1	0	20	7	9
Cameroon	30	1	0	31	8	3
Total	49	2	0	51	15	12

< **Non-Compliance Situations by Major Contractor 4th Quarter 2001**

	Level I	*Level II*	*Level III*	*Total*
David Terrassement	5	0	0	5
TCC/SSI	12	1	0	13
Doba Logistics	9	0	0	9
Sogea-Satom	11	1	0	12
Wilbros Spie Capag	9	0	0	9
Pride Forasol	1	0	0	1
Schlumberger	1	0	0	1
Modec	1	0	0	1

< **Non-Compliance Situations by Category 4th Quarter 2001**

	Level I	*Level II*	*Level III*	*Total*
Work outside approved areas	12	0	0	12
Maintenance/handling of equipment	9	0	0	9
Waste management	6	0	0	6
Socioeconomic issues	3	1	0	4
Topsoil management	3	0	0	3
Oil/hazardous materials storage	3	0	0	3
Health and safety	3	0	0	3
Improper water withdrawal/ water well management	2	0	0	2
Improper tree felling	2	0	0	2

Extraction (fill materials, etc.)	2	0	0	2
Effluent discharges	1	1	0	2
Undisciplined drivers	1	0	0	1
Materials or machinery	1	0	0	1
Inadequate SHE training	1	0	0	1
Total	49	2	0	51

Annual Summary: Reportable EMP Situations

- The record for 2001 indicates a high level of compliance with the Project's Environmental Management Plan.
- There have been no critical (Level III) non-compliance situations recorded since the Project began.
- The total number of non-compliance situations recorded per quarter followed a consistent downward trend in spite of a rising level of construction activity.

However, during 2001, the number of reportable spills increased each quarter, from zero in the first quarter to 12 in the fourth quarter. It should be noted that eight of the 18 reportable spills recorded for the year (44%) involved a single operation/location, that being a problematic sewage treatment unit at the Bam work camp in southern Chad. Actions were initiated in the fourth quarter to correct the maintenance and operational problems associated with this unit.

< 2001 Level I and Level II Non-Compliance Situations Compared to Construction Activity (Total Workers on Job)


200
150
100
50
0
Number of Non-Compliance Situations
122
3,521
5,087
89
7,559
106
9,788 Workers
51
1st Qtr 2001
2nd Qtr 2001
3rd Qtr 2001
4th Qtr 2001

Total Level I and Level II Non-Compliance Situations

The total number of non-compliance situations has fallen over the course of 2001, even though the total number of Project workers, and therefore the level of construction activity, has increased significantly.

< 2001 Total Reportable Situations by Country

	Level I	*Level II*	*Level III*	*Total Non-Compliance Situations*	*Compliance Initiatives*	*Reportable Spills*
Chad	196	30	0	226	47	18
Cameroon	134	8	0	142	39	6
Total	330	38	0	368	86	24

< 2001 Non-Compliance Situations by Major Contractor

	Level I	*Level II*	*Level III*	*Total*
David Terrassement	120	20	0	140
Sogea-Satom	73	5	0	78
TCC/SSI	71	9	0	80
Doba Logistics	31	1	0	32
Wilbros Spie Capag	17	2	0	19
EEPCI	8	1	0	9
Schlumberger	4	0	0	4
COTCO	3	0	0	3
Modec	1	0	0	1
Coris	1	0	0	1
Pride	1	0	0	1

< 2001 Non-Compliance Situations by Category

	Level I	*Level II*	*Level III*	*Total*
Work outside approved areas	45	4	0	49
Health and safety	42	7	0	49
Maintenance/handling of equipment	40	5	0	45
Waste management	43	1	0	44
Materials or machinery	29	2	0	31
Extraction (fill materials, etc.)	26	4	0	30
Oil/hazardous materials storage	29	0	0	29
Topsoil handling/management	24	1	0	25
Socioeconomic issues	9	3	0	12
Erosion control	7	3	0	10
Effluent discharges	5	5	0	10
Improper tree felling	9	0	0	9
Inadequate SHE training	8	0	0	8
Poor spill response	5	0	0	5
Water withdrawal	3	0	0	3
Administrative	3	0	0	3
Inadequate EMP staff	2	0	0	2
Wildlife/bushmeat	0	3	0	3
Undisciplined drivers	1	0	0	1
Total	330	38	0	368

Safety

Sadly, the Project experienced an on-the-job fatality this quarter. However, overall Project safety indicators remain very good, despite a five-fold increase in the size of the workforce during the year and a corresponding dramatic increase in field construction activites. Work continued this quarter on the challenges of traffic safety and maintaining a high level safety training for the expanding workforce.

Fatal Accident

An expatriate welder was struck in the head by a joint of pipe that had been released to roll from one welding station to the next at a double jointing operation in Belábo, Cameroon.

Double jointing operations join together two lengths of pipe before the lengths of pipe are transported to a work site. Using a special purpose automated pipe welding machine for this task reduces the number of welds that must be done manually in the field. The accident happened as the welder was inspecting a freshly-completed weld.

Response to the emergency situation was in line with the Project's documented procedures. The victim was transported by helicopter to Douala, Cameroon, under care by camp medical personnel. He was then evacuated by specially-equipped air ambulance to South Africa. He remained in a coma for several days but ultimately died in a hospital in South Africa.

Activities were suspended at the double-jointing operation while an investigation team throughly analyzed the accident. Work was only allowed to resume once the team's recommendations had been fully implemented.

Lost Time Accidents

In addition to the fatality, two additional lost time accidents were recorded this quarter.

- A security guard was hit by a reversing truck and received internal injuries. This individual required hospitalization for 10 days.

- During tree felling operations along the pipeline right of way, two chainsaw operators in separate accidents were hit by falling branches which resulted in broken bones.

Restricted Work Cases & Medical Treatments

The fourth quarter saw a total of 23 medical and restricted work cases being recorded.

- Nine medical treatments required sutures as a result of incidents involving manual labor tasks. The most severe cases involved individuals who lost portions of fingertips when using rotary saws.

- The 14 restricted work cases were predominately associated with manual handling and transportation activities.

The Project uses the United States Occupational Safety and Health Administration (OSHA) standards as a reference for recording and reporting on-the-job injuries, even though the activities occur outside of the United States.

Context: Emergency Response Training

Periodic training sessions help Project workers respond effectively to emergency situations. In addition, scheduled and surprise drills periodically test the Project's preparedness in a variety of situations ranging from injury accidents to serious illnesses and fires.



Project personnel receive regular emergency response training. These workers at Komé Base Camp are part of the camp's volunteer fire fighting force that has been set up.



Regular firefighting drills paid off this quarter when a fire broke out at the settlement located just outside Komé Base Camp. Project personnel quickly responded and doused the flames. There were no injuries.



This drill tested the Project's emergency medical response to a hypothetical accident injury, including evacuation of the fictitious patient to a medical facility.

Context: The Human Dimension of Safety

Most safety experts agree that human behavior plays a major part in accident prevention, and that analyzing and improving human performance can improve on-the-job safety. To that end, several human dimension accident prevention systems have been adopted by the Project. The systems include pre-task safety assessments using a widely accepted industrial model called Job Safety Analysis (JSA) and a post-accident analysis system called Tap Root Analysis. In addition, the Project has put in place human dimension training programs designed to help workers improve their safety performance.



For this human dimension safety training program, called JAWS, a trained instructor video tapes drilling rig crews at work. Later in the day he plays back the tapes in an onsite classroom using a collaborative review technique, helping workers to self-critique the safety aspects of their actions.

Road Safety Program

The driving environment in Chad and Cameroon continues to be one of the most difficult of the Project's safety challenges and thus remains a primary focus of accident prevention efforts.



Road conditions in Chad and Cameroon can be challenging. For example, this truck loaded with over three dozen people (which is not associated with the Project) is actually a Chadian "bush taxi." When this picture was taken on the Komé-Moundou road, the vehicle was traveling at a high rate of speed on this dirt road, and it narrowly missed hitting the bicyclist.



One of the Project's key strategies for dealing with the driving environment in Chad and Cameroon is a program of defensive driving training. Here, a truck driver receives defensive driving training at Komé Base Camp.


20

Out on the roads, numerous villagers have been hired and trained as flagmen in populated areas or locations where Project road construction activities are heavy. Road signs have been manufactured and posted in construction areas, in this case by a Cameroonian hired specially for the job.

The pipeline construction and drilling operations workforces were fully mobilized this quarter, sharply increasing the intensity of field activities and elevating traffic levels. Project regulations set speed limits and require convoys to travel at even slower speeds and to be accompanied by escort vehicles equipped with flashing lights. But even so, villagers in the Project area are not yet fully accustomed to the type and amount of traffic that will traverse the main freight routes now that a good deal of the road upgrade program has been completed. Thus, public education campaigns related to road safety continued this quarter in a number of villages along the roads utilized by the Project.



Traffic safety campaigning in the Project area focuses particularly on children, who must be taught how dangerous it can be for them to run into the road when a truck convoy goes by. Live cartoonists entertain with educational safety drawings and television powered by a portable generator in a small village fascinates children who may never have seen it before.


NE JAMAIS SE PLACER PRES DE LA ROUTE
QUAND LE CONVOI PASSE
Ne pas jouer près du convoi
Ne pas chercher à traverser la route pendant que le convoi passe
Le "Taxi-Brousse" ne doit pas dépasser le convoi à la montée et au virage

At another village, in this case along the pipeline route, writing tablets were handed out to children for use at the village school. The tablets carry a safety education message.

Village-by-village risk assessments and community awareness meetings are being conducted along the entire upgraded road route from Ngaoundal to Komé.

- All of the risk assessments have been completed for Cameroon. Road signs have been posted and speed bumps have been installed at the entry and exit of each village.
- In Chad, the community awareness program is underway. Over 200 visits have been made to the major villages along the upgraded road route, including Béro (population 12,000), Komé (population 16,000), and Miandoum (population 14,000). Numerous other villages have also been visited in the vicinity of the M'Béré River work site and along the road upgrade route in the southern part of the country.
- At Komé, a focal point regarding construction traffic, numerous road signs have been erected. Flagmen and signal men continue to be posted on the roads throughout the area to slow down local traffic and report any Project vehicles not complying with

driving safety rules. As a further measure, high gears are being removed from many Project vehicles in the oilfield area to reduce speed.



Two Cameroonian NGOs have been hired to provide safety and HIV/AIDS awareness sessions in villages along the newly opened southern freight route road. The NGO campaign extends from Ngaoundal to the M'béré River bridge crossing that has just been opened. The NGO ADEES was responsible for the upgraded road segment between Ngaoundal and Babongo, while the NGO Canal de Developpement was responsible for the segments from Babongo to Bélel and Mbaiboum.



One key tool to instill safety attitudes and values into the Project workforce continues to be a reward system. These two men are receiving safe driver of the month awards from the manager of contractor TCC, Doug Boutte (center). The award recipients are Bruce Bauerle (left) and Jesse (right, no last name).

Annual Summary: Safety

The trend analysis of safety data for the year 2001 shows that the Project's overall good safety record has held up for the year as a whole, despite the traffic safety challenges and the unfortunate on-the-job fatality that occurred in the fourth quarter.

- For 2001, the Recordable Incident Rate for the Project was 0.7 per 200,000 hours worked. The Lost Time Incident Rate was 0.08 per 200,000 hours worked.
- For the Project to date, the Recordable Incident Rate is 0.61 per 200,000 hours worked. The Lost Time Incident Rate is 0.07 per 200,000 hours worked. (These figures are since 1995 when the Project began tracking safety performance.)

Recordable Incident Rate Analysis


Recordable Incident Rate
10
8
6
4
2
0
8.2
1.6
0.5
1.4
0.7
N. American Average
EM 1
EM 2
EM 3
Project

Statistical Comparison of the Project with other ExxonMobil Projects Year 2001 & North America Construction Industry Average for Year 2000

The Project's overall worker safety record continues to be very good — in a range comparable to or better than similar industrial projects in Europe or North America. This chart compares the Recordable Incident Rate (RIR) for the Project with the North American average for the construction industry and three other ExxonMobil petroleum development projects. (Data for ExxonMobil projects are for the year 2001. Data for the North American construction industry are for the year 2000.)

Safety Performance Statistics for the Year

As noted above, the Project uses the United States Occupational Safety and Health Administration (OSHA) standards as a reference for recording and reporting on-the-job injuries, even though the activities occur outside of the United States. The reportable Project safety statistics presented below are for TOTCO/COTCO/EEPCI and their direct contractor workers.

< **On-the-job Injuries *(OSHA Reportables)***

	1st Qrtr	*2nd Qrtr*	*3rd Qrtr*	*4th Qrtr*	*Year 2001*	*Project (Since '95)*
Fatalities	0	0	0	1	1	1
Lost Time	1	1	1	4	7	8
Restricted Work	1	10	5	14	30	41
Medical Treatment Required	1	5	7	9	22	26
First Aid Cases *(construction related)*	55	212	231	189	443	503
Worker Hours *(thousands)*	1,799	3,999	6,287	5,317	16,802	24,094
Trend Analysis						
Recordable Incident Rate	0.33	0.65	0.41	1.02	0.70	0.61
Lost Time Incident Rate	0.11	0.06	0.03	0.15	0.08	0.07

< **Traffic Safety Tally**

	1st Qrtr	*2nd Qrtr*	*3rd Qrtr*	*4th Qrtr*	*Year 2001*	*Project (Since '95)*
Traffic Accidents	3	10	18	23	54	78

Section

Consultation & Communication

Consultation efforts intensified this quarter as oilfield development ramped up to full speed in Chad and the supplemental compensation process got underway in Cameroon. Project-wide consultation meetings totaled 466 with more than 17,000 people attending. In addition, census-type surveys and information dissemination relating to housing and hiring involved approximately 5,000 people in Chad. These data have not been included in the consultation statistics for the fourth quarter since these activities do not adhere to the Project's formal definition of consultation.

Media Briefings



The Project organized and hosted a briefing for the Chadian media in N'Djaména in early December. The half-day session included detailed information on construction progress to date, local employment and training, the consultation process, and local business development.



In late November, the news media of Cameroon were invited to the field to see pipeline construction underway near Bélabo. The tour included viewing the pipeline right of way as well as the pipe storage and assembly yard.

Chad Issues & Actions

Issue: Residents of villages along the upgraded road believe that water wells drilled to supply water during construction should be turned into water supplies for them once construction has been completed.

Action: The road construction contractor has agreed to the arrangement following negotiations with Esso. The contractor has agreed that the wells will be sited, as much as hydrology will allow, in areas useful to local inhabitants.

Issue: People in Doba, Moundou, and the oilfield development area have stated in public consultation sessions that they believe only people from N'Djaména have profited from Project hiring for skilled positions.

Action: Given this misperception, the Project decided to undertake a study of the local hiring practices of its major contractors currently working in Chad. The major employer in the area of concern at the end of 2001 was TCC, the contractor responsible for much of the physical construction in the oilfield area. The study revealed that more than two-thirds of the skilled personnel hired by TCC were recruited in the Doba and Moundou areas. Out of the remaining one-third, recruited in N'Djaména, many originally resided in the oilfield development area but had migrated sometime in the past to N'Djaména to seek jobs, which are perceived to be more plentiful in the capital city. (For more data on employment levels throughout the Project see the section on *Local Employment*.)

Recruiting Locations of TCC Skilled Chadian Personnel (2001)

Location	*Number*	*% of Hires*
Doba	744	60.9%
Moundou	90	7.4%
N'Djaména	379	31.0%
Sarh	6	0.5%
Komé	2	0.2%
Total hires	1221	100.0%

Esso and the Chadian employment office (ONAPE) have held public consultation sessions in southern Chad to help people understand how they can go about applying for skilled Project positions. Among other towns, consultations have been held in Bam, Timberi, Gadjibian and the major population centers in the area such as Doba and Moundou.

At Timberi, people noted that it was difficult for them get to the ONAPE offices, which are located quite far away. The Project's Hiring Coordinator arranged with ONAPE to register interested skilled and semi-skilled workers right in the villages visited during the consultation program.

To further assist in the local hiring of skilled personnel, contractor David Terrasement has agreed to share its hiring lists with Willbros in anticipation of pipeline construction beginning in Chad later in 2002.

Issue: In a mid-October public consultation meeting at Mokassa, the women of the village reported that, contrary to the usual procedure, they had been left off the list of potential Project workers during the recruitment process.

Action: The lists were revised to include women.

Issue: Concern has been expressed that youths and teachers might leave school in favor of getting jobs with the Project. Written accusations have been made that seven schools in southern Chad have been left virtually vacant because of jobseeking teachers and students.

Action: The primary construction contractor in the oilfield area (TCC) has begun a public information campaign to reemphasize the word that Project hiring is limited and short-term in nature and that students should stay in or return to school instead of hoping for a job opportunity. The campaign also encourages people to continue to work on their farms.

An investigation was conducted into the accusations that large numbers of students and teachers have already left their schools.

The Project visited each of the seven schools said to have closed because teachers and/or students had left. During the visits it was found that all seven schools remain in operation. The people operating them say that eight teachers have indeed taken jobs with the Project, but all of these individuals had reached the end of their teaching contracts and their contracts were not renewed. In each case the departed teacher was replaced and classes have continued. Inquiries throughout the Nya District revealed that only eight students, out of approximately 11,000, are known to have left school to work for the Project.

Issue: Citizens of the village of Baibokoum objected to Project plans to route the upgraded road around their village for safety reasons. They did not want to lose the potential economic gain from the passing traffic and the improved access to markets. The location is one of numerous bypasses with similar issues but this location had been particularly difficult to resolve.

Action: Esso and the road contractor in southern Chad (David Terrassement), after many consultation meetings, reached an agreement with the regional and local authorities and leading citizens of Baibokoum. The proposed Baibokoum bypass, as redesigned to meet the community's requests to the extent practical, will proceed.



This map shows the final agreed layout of the Baibokoum bypass. Note that the parking and rest area for trucks and other traffic have been designed so that passing drivers will have easy foot access to the Baibokoum markets, thus providing economic benefit to the residents but avoiding the potential traffic dangers of routing the road directly through the village.

Issue: When determining the best locations for various oilfield facilities, public consultation with affected villages has revealed several situations involving sacred sites, such as sacred trees that are part of male adulthood rites.

Action: When it has not been practical to move the site of a Project facility, appropriate compensation has been provided so that the affected parties could make ritual sacrifices required to relocate the site. The sacrifices generally require goats, chickens and other food items which become the basis of a feast at the new sacred location.

Issue: The proposed right of way for an oilfield flow line runs through the existing school of the village of Danamaja. Citizens were concerned about the Project's need to move the school.

Action: A series of consultation meetings has resulted in an agreement to move the present thatched roof structure. The Project accomodated the village's wish to upgrade the straw hangars to baked brick. An agreement was made that the villagers will make the bricks and provide the labor and the Project will provide a tin roof and a skilled local mason for construction of the new structure.

Issue: Residents of the villages of Bida and Dobara told the Project that they did not want the upgraded road to go through a seasonal pond located between their two villages. The Project had chosen a route using a dry season track through the pond. However, villagers said they did not want to take the chance that their water source would be jeopardized in any way.

Action: The Project initiated a consultation process regarding this issue. At one point it seemed as if the problem might be resolved by the fact that a water well drilled for construction purposes could eventually be turned over to the village. However, the citizens of Bida and Dobara pointed out that the pond would still be needed for livestock and bathing. As a result of the consultation effort the Project agreed to relocate the road route to avoid the pond.

Cameroon Issues & Actions

Issue: Some NGOs and members of civil society raised the point that the Bagyeli/Bakola should be further informed about the Project now that construction would be taking place in their area.

Action: A full time member of the Project's Camerooon-based EMP staff has been assigned to work with the Bagyeli/Bakola, chosen in part because he is from a village in their area. He visits each of the settlements in the construction area at least once per week and the other settlements along the Kribi-Lolodorf road at least once very two weeks. He also brings forward the names of Bagyeli/Bakola interested in working on the Project to the pipeline contractor for consideration.

(For more information and pictures of this program please see the section on *The Bagyeli/Bakola.*)

Issue: Some Cameroonian businesses expressed the view in consultations that too few local companies were being utilized to build the pipeline.

Action: During the initial clearing of the pipeline right of way the pipeline contractor broke up the job into small manageable sections and issued separate contracts to several different companies. The Project has continued to enhance its business development outreach and now has over 2,500 companies in the potential vendor database for Cameroon. During the year 2001 the Project paid invoices to approximately 1,200 Cameroonian companies.

Issue: Villagers wanted to make sure that they would have a say in the regional compensation development project chosen for each sous-prefecture division. (In villages eligible for inclusion in the Project's community compensation program for Cameroon, the residents already participate directly in the choice of a development project for their own community.)

Action: A list of potential development projects in each arrondissement will be developed by a selection committee made up of community representatives including NGOs, administration officials, and prominent citizens. The top five proposals from the list will be discussed during village consultations so that villagers can prioritize and select the most beneficial proposal. The results will be fed back to the selection committee.

Issue: Four villages along the pipeline right of way draw on streams or water wells at points on the easement that could be affected by construction activities.

Action: After undertaking a consultation effort regarding this issue, an NGO has been hired to provide new technologically-improved wells to the villages of Ebomé, Mpangou, Satando, Dang Hassao. The wells will have concrete ring liners, will be completed three meters below the water table, and will be covered on the top to prevent contamination. The new wells are safer from a health point of view versus drawing water from an open stream, and the wells can be located outside the construction area. The NGO will also train two individuals from each community to maintain the wells and to assure the potability of the water.



This new well at the village of Mpangou replaces a water source that would have been affected by pipeline construction activities. The well was sterilized, purged, and tested to ensure the safety of the water. The two round concrete posts to the right were constructed for the village women who traditionally pound their laundry on rocks or logs.

Issue: Local religious leaders expressed a hope that the Project would be sensitive to religious requirements during Ramadan, this being the first observance of the Islamic holy month since the Project was fully mobilized.

Action: All managers were counselled in a memo from the Project leadership that they should ensure a proper respect of Muslim needs during Ramadan. An Imam tutored truckers for Doba Logistics on how to avoid potential accidents due to fatigue and hunger during the fasting period. Land was set aside at several locations for prayer areas.

Issue: Residents at various locations in the immediate vicinities of Project work sites have complained about dust raised by cars, trucks and earthmoving equipment.

Action: In addition to an intensive program of road watering, the Project has begun testing some biodegradable dust control preparations. An evaluation of a residue from palm oil manufacturing proved impractical. A mixture of water and molasses by-product from sugar cane processing is now undergoing tests to see if it can be as effective on Project roads as it has been on the roads within the sugar cane plantation.

Annual Summary: Consultation

Tablulation of Consultation Activity

More than 31,000 people attended Project consultation sessions during 2001. About 900 meetings were held during the year.

< **Consultation Meetings**

	1st Qtr 2001	*2nd Qtr 2001*	*3rd Qtr 2001*	*4th Qtr 2001*	*Cumulative*
Chad					
Sessions	54	26	57	177	314
Attendees	270	1,346	3,205	5,752	10,573
Cameroon					
Sessions	10	107	183	289	589
Attendees	531	2,576	5,362	12,106	20,575
Project Total					
Sessions	64	133	240	466	903
Attendees	801	3,922	8,567	17,858	31,148

In addition to items already described above for the fourth quarter, a summary of noteworthy consultation and communications activities that occurred during the previous quarters in the year 2001 appears below.

First Quarter 2001

- Project staff engaged in consultations with dozens of villages along the road upgrade route. The Project wanted to route the road around certain villages for safety and socioeconomic impact reduction reasons. Some local residents were upset about the plan because they felt it could deprive them of the economic benefits of having the improved road pass through their communities. After an intensive consultation effort, agreement on bypasses was achieved.

Second Quarter 2001

- A communications initiative was launched that included a plan to conduct a series of local media briefing days in Cameroon and Chad. The goal was to ensure that residents of the host countries have ready access to current information about the Project as it moved into fully-mobilized construction status.

Chad

- Agreement was reached to allow local sand and gravel extractors to continue selling construction materials to the Project rather than having contractors do all of their own mining. Local suppliers had indicated that they were concerned about possibly missing out on potential economic benefits related to supplying the Project with sand and gravel.
- The mechanism that a contractor was using to develop local hiring lists by random selection was modified after public consultation revealed some flaws.
- Consultation revealed that the Project's inflation monitoring system needed some refinements in order to capture pricing specifically relevant to the eating habits of National workers. Therefore, the existing market basket of tracked product prices was augmented with a second basket focusing on "fast foods" that are commonly purchased by workers.

Cameroon

- The Project facilitated a resolution of problems related to local land distribution in the spontaneous settlement near the village of Dompta. Local residents reported that they were unable to plant crops because of this dispute.
- Project personnel were permitted on a case-by-case basis to go to the homes of handicapped or elderly people in order to assist them with the compensation process. People facing such limitations had reported in public consultation sessions that they were unable to take their compensation checks to the bank to cash them.

Third Quarter 2001

- In part as a result of consultation with NGOs, the Project's regional and community compensation programs in both Chad and Cameroon will be implemented using NGOs and will have a sustainable development focus.

Chad

- The quarterly newsletter distribution was expanded as a result of comments requesting more frequent news about the Project. It was also decided to re-open some of the reading rooms that had previously been closed because of lack of attendance.
- Citizens in the oilfield area had expressed concerns about migrant herders (called pastoralists) who had arrived in the oilfield area several years ago, settling on traditional growing land. The Project worked with the government of Chad to resolve the pastoralist issue and the herders have agreed to move to a new location outside of the area.

Cameroon

- NGO representatives were taken on tours of key Project work locations in Kribi, Dompta, and Bélel.
- A major initiative was launched to intensify local business recruiting and to enhance the Project's database of potential Cameroonian vendors. The initiative was in response to consultation perceptions that local businesses were not benefiting enough from the Project's local spending.

Compensation

Initial consultation efforts associated with the Project's community and regional compensation programs have started in Cameroon and preparations have been completed in Chad for field work to begin in early 2002 on implementation of the community compensation program for that country. The payment of individual compensation continued in the fourth quarter in Chad, primarily related to land acquisition for a variety of oilfield area requirements.

Context: Supplemental Compensation Programs

In addition to individual land user compensation, the Project's Environmental Management Plan specifies supplemental compensation programs for each of the host countries. The details of the programs, even the names of the programs, are different because the impacts of the Project in each country are quite different, as are the cultural and economic circumstances.

- In Chad, the supplemental compensation program is referred to as community compensation. This program is designed to compensate for impacts associated with the construction and operation of the oil wells, the oil processing facilities, and the oil transportation pipeline that have not been dealt with under the individual compensation program.
- In Cameroon, the supplemental compensation programs are called community and regional compensation. These programs are meant to address the more diverse and geographically dispersed impacts related to the construction and operation of the oil transportation pipeline, the Pump Stations, and the Pressure Reducing Station that have not been dealt with under the individual compensation program.

Reasons for Supplemental Compensation

The array of underlying reasons for the supplemental compensation programs convey their common purpose. Each of the supplemental compensation programs recognizes that the payment of individual compensation could not completely compensate communities for some effects of the Project.

- Many resources are "owned" by communities and not by individuals.
- Over time, people in communities change the location of their fields. Therefore, even though brush land may not be cultivated at the time when Project facilities are constructed, the Project's placing of permanent facilities on such land will remove it from use for a 25-30 year period.
- There will be a general level of inconvenience to some communities during the Project construction period, inconvenience that could not be compensated at an individual level.
- Wild resources could not be completely compensated by an individual compensation approach because many of these resources are not tended as crops. Some examples include wild fruit bearing trees, edible insects and mushrooms.
- The use of community land could be restricted in some ways after construction has been completed. For example, although farmers will be allowed to grow crops on the cleared land of the pipeline right of way, planting of trees will not be permitted in order to keep the pipeline right of way accessible for maintenance and to allow for visual inspection by aircraft.

Program Principles

Although the supplemental compensation programs in Chad and Cameroon have local differences, they share some basic implementation principles.

- Compensation will be in the form of in-kind programs for community improvement and development, rather than in cash.
- Compensation will be at the village, town and district level and these local groups will collectively decide what type of in-kind compensation is best suited to their situation.
- NGOs will be contracted to help implement the supplemental compensation programs.

Implementation of the supplemental compensation programs in both host countries will also follow the basic multi-step, consultation-driven model developed for the individual compensation programs.

- First, an information campaign will inform the populace about the objectives and scope of the supplemental in-kind compensation to be provided by the Project, and how they will be able to convey their choice to the Project.
- Second, after a time for the villages to consider their options, a return visit will be made for a full two-way consultation, making sure residents feel free to ask questions and provide input.
- Third, another visit will be arranged to get villages' in-kind compensation decision, with more opportunities for consultation.
- Fourth, payment of the agreed upon in-kind compensation will be made by constructing the chosen village improvement or implementing the identified development project.

Status of Supplemental Compensation Programs

Cameroon

Contracts with several NGOs have been signed, training conducted, and the first steps involving consultation have started for the community compensation program in Cameroon. Six NGOs are now in the field working on implementing the community compensation program's process by providing information about the program to residents in over 240 villages and 26 arrondissements along the pipeline route. In a later step the NGO teams will return to the villages to help them make choices from several proposed development-oriented projects.



NGO representatives met with program represenatives in November in Yaoundé for a kick-off meeting that included training in sustainable development and a briefing on Project safety and security guidelines.



By the end of the year the six NGO teams had been in the field for over a month, conducting community compensation program-related consultation meetings like the one shown here, with the whole village involved.

Chad

A contract has been completed and will soon be signed with GTZ, a German government-sponsored development agency that will oversee the implementation of the Project's community compensation program in Chad. GTZ will select and train several Chadian NGOs to help undertake the field consultation aspect of the program with eligible villages. It is expected that this effort will begin in early 2002.

Individual Compensation

Virtually all individual compensation activity associated with the Project is now taking place in Chad.

In Cameroon, 85 individual compensation files remained unpaid at the beginning of the fourth quarter in connection with the road upgrade work, the pipeline easement, and permanent Project facilities. Of these 85, 38 were paid in December. The unpaid files were a result of individuals who were not paid previously, or had files in dispute, typically involving members of the same family. In addition, individual compensation has been paid for additional temporary land usage related to construction activities.

In Chad, land acquisition will be an ongoing process for some time as new oil well pads and access roads are identified and precise locations are refined for oilfield area facilities such as power lines, flow lines, gathering stations and so on.

A total of 41 households were identified during the fourth quarter of 2001 as being potentially eligible for resettlement in the oilfield area. A process has now begun to study each case in order to determine whether they can acquire additional land to keep their farm viable and avoid the need for resettlement.

Those ultimately determined to be eligible for resettlement will have the option of being resettled, receiving off-farm training in a skill that would provide them with an alternative way of making a living, or receiving training in improved agricultural techniques. (The first group of five off-farm trainees from the first phase of resettlement in Chad is just completing a program of training in a skill of their choice.)

Individual Compensation Tabulation

< **Individual Compensation Paid This Quarter (Millions FCFA)**

	Road Related	*Pipeline/OFDA Related*	*Total*
Chad	124.3	116.8	241.1
Cameroon	12.7	145.0	157.7
Project Total	137.0	261.8	398.8

Annual Summary: Compensation

For the year 2001 the Project paid just under 4.5 billion FCFA ($6.9 million) in individual compensation for land that will be used for the oilfield facilities and well sites, the oil transportation pipeline easement, and the road upgrade to support them.

2001 Individual Compensation Tabulation

< **Individual Compensation (Millions FCFA)**

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year 2001
Chad					
Road Related	32.3	231.6	110.3	124.3	498.5
OFDA Related	1.9	61.8	88.4	116.8	268.9
Cameroon					
Road Related	180.2	49.7	4.2	12.7	246.8
Pipeline Related	2934.6	298.0	75.8	145.0	3,453.4
Project Total					
Road Related	212.5	281.3	114.5	137.0	745.3
Pipeline/OFDA Related	2936.5	359.8	164.2	261.8	3,722.3

In addition to developments already described for the fourth quarter, a summary of compensation-related topics for previous quarters of 2001 is provided below.

First Quarter 2001

- In Chad, individual compensation rates were adjusted based on a periodic market survey. Some rates were increased and all other rates were held at the same level, even though market values for some compensable items had dropped since the original rate table had been established.
- Phase two of the Chad individual compensation program got underway in the oilfield development area.

Second Quarter 2001

- In Chad, requests for proposals were issued to NGOs to help implement the community compensation program.
- The payment of individual compensation was, for all practical purposes, completed in Cameroon.

Third Quarter 2001

- Requests for proposals went out in Cameroon, asking NGOs to provide facilitators to participate in the Project's regional and community compensation programs.
- In Chad, the Project selected a development organization sponsored by the German government (GTZ) to assist in the implementation of the community compensation program. Local NGOs will also be part of the process to execute the program.

Section

7

EMP Monitoring & Management Program

Environmental and socioeconomic initiatives related to the implementation of the Environmental Management Plan this quarter included enhancements to the Project's spill response capabilities, the continuation of studies to refine environmental data along the pipeline route, and the implementation of additional inflation mitigation measures.

Spill Response Capabilities

Steps were taken in the fourth quarter in several areas to improve the Project's ability to respond to spills of hydrocarbons and other materials.

- Managers, field supervisors, and EMP monitoring personnel from Esso and the Project's contractors joined with Government monitors to complete a program of classroom and field training related to spill response.
- Additional Tier II spill response equipment arrived in Africa. Although it will be another two years before oil flows in the pipeline, booms and other equipment were ordered to augment the existing in-country spill response equipment cache based on lessons learned from analyzing responses to some fuel truck spills that occurred in 2001.
- Augmented spill response plans for the construction phase that were developed during the third quarter of 2001 were put into force this quarter.
- Field surveys related to the preparation of the Project's six area-specific oil spill response plans were completed in the fourth quarter. These plans must be developed and approved prior to the end of construction and before the beginning of oil extraction and crude oil transportation through the pipeline.



Spill response planning experts surveyed most of the major water body crossings along the oil transportation pipeline route this quarter. The survey provided basic information that will go into the six area-specific oil spill response plans that will cover each zone of the Project from Komé, Chad, to the marine terminal near Kribi, Cameroon.



This quarter's spill response training included field exercises like this one. The groups learned how to deploy equipment to contain and recover the oil so that they could immediately begin responding to a spill while waiting for additional equipment to arrive from the nearest spill response equipment cache.




SPILL RESPONSE
FIELD FACILITIES
ANTI POLLUTION

Additional river booms (left photo) are in the process of being deployed to strategic locations in Chad and Cameroon to augment the in-country spill response equipment already in place. This will increase the Project's ability to support contractors in the event that a spill exceeds a contractor's initial response capabilities.

Inflation Mitigation

The Project's inflation monitoring initiative so far indicates there has been no widespread or serious inflation attributable to the Project, even though billions of FCFA have been injected into the local economies of Chad and Cameroon. However, there have been some price increases for certain items in specific villages, and Project studies have revealed that these price increases cannot in all cases be attributed to seasonal effects or crop failures.

To guard against the potential for future inflation, the Project has instituted inflation mitigation measures at several locations. For example, the road construction contractor has a work camp at Kagopal in southern Chad. Inflation mitigation measures instituted at this location include:

- Setting up a company store (also known as an "economat") to supply low cost necessities to workers and their families.
- Building worker housing that will be turned over to local communities when the buildings are no longer required at the end of construction.
- Underwriting the establishment of a restaurant to serve workers low cost meals.



This restaurant at Kagopal has been subsidized as an anti-inflation measure by the Project's road construction contractor in southern Chad. The kitchen (left) conforms to the Project's health requirements and workers are able to buy traditional meals (right) at low cost.


Special

As another inflation-prevention measure, this economat company store offers low cost food and personal supplies to National workers at Kagopal.



With hundreds of workers concentrated near work sites and work camps, there could be inflationary pressure on available housing in local villages. The Project's road construction contractor in southern Chad has begun building housing for some Chadian workers in selected villages as an inflation mitigation measure. The housing is being built of pressed brick (left) with a mix of 5% cement and laterite that has been laboratory tested for durability. Use of such bricks is a new building technique for the area, introduced for the first time by the contractor in building a new school at the village of Bitoye. The bricks are then assembled into walls for the dwelling units (right).

Augmenting Environmental Data

All of the site-specific augmented environmental data surveys have now been completed for the pipeline right of way. This fulfills a Project requirement that additional site-specific environmental data be gathered at all work sites prior to the commencement of construction activities at each individual site. The additional information helps to verify and supplement the baseline assessment data produced during the environmental assessment process. For the pipeline route, the site-specific augmented data help support the implementation of required mitigation measures during construction, such as preventing poacher access to the right of way and planning for post-construction reclamation.

To further augment the Project's baseline data in the Bélabo area in Cameroon, a primate study has been commissioned. The study will begin at the pump station site and work up through the Deng Deng forest area where the pipeline route will follow an existing railroad corridor.


AFRICA

Dr. Roger Fotso, Cameroon Co-Director of the Wildlife Conservation Society (left), signs the contract commissioning his organization to conduct a primate study in central Cameroon for the Project. WCS has worked on gorilla conservation in west Africa for the last 16 years. The study will augment the Project's baseline data on gorillas and chimpanzees in the Deng Deng forest region. COTCO EMP Manager Ed Caldwell, who initiated the contract, looks on.

Monitoring Staff Levels

< **Project EMP Staff at Quarter End**

	Chad	Cameroon	U.S.	Project Total
EMP Manager	1	1	1	3
EMP Monitoring Team	9	19	0	28
Socioeconomic Team	5	8	1	14
Compensation Team	18	11	0	29
Specialists (health, environment, archaeology, etc.)	2	1	4	7
Local Community Contacts	7	12	0	19
Data Management/Clerical	3	3	1	7
Total	45	55	7	107

Annual Summary: EMP Monitoring & Management

In a sense, much of the rest of this report summarizes the work of the Project's EMP staff over the last year since the Environmental Management Plan touches virtually every aspect of the Project. For example, much of the consultation and nearly all of the compensation activity involves EMP group personnel from Esso and the prime construction contractors. Archaeological studies and water activities also fall under the direction of Project EMP staff. For additional information on specific EMP implementation topics and disciplines, please see the corresponding sections of this report.

< **2001 Growth in Project EMP Staff**


Project EMP Staff
150
120
90
60
30
0
19
33
107
107
107
Year Beginning 2001
End 1st Qtr 2001
End 2nd Qtr 2001
End 3rd Qtr 2001
Year End 2001

As this graph shows, EMP monitoring staff levels had matured by mid-year as the most intense period of construction activity was beginning. This graph reflects only Project EMP monitoring staff and does not include EMP staff associated with the prime construction contractors.

In addition to developments already described for the fourth quarter, a summary of noteworthy EMP monitoring and management activities for the first three quarters of 2001 appears below.

First Quarter 2001

- Training courses were initiated for EMP monitoring staff as they were brought on board, including Project and contractor personnel. The classes covered the technical details of the Project's Environmental Management Plan and techniques for building rapport in the field in order to achieve compliance with EMP requirements.

- The initial version of the CHIDA EMP monitoring database was brought on line for tracking data related to non-compliance situations, waste disposal, hiring, consultation sessions, spending with local suppliers and other EMP monitoring parameters.
- The Project's custom-designed field laboratory kits for testing water arrived in Africa and were deployed. Training was provided to personnel who would be using them.

Second Quarter 2001

- The first host country EMP monitors received job-specific training and were mobilized to construction sites.
- The CHIDA database was upgraded to take into account lessons learned from the field regarding the type of data required and user ease of use.
- By mid-year, Esso EMP staff levels had reached maturity at approximately 100 individuals.

Third Quarter 2001

- A bushmeat rule enforcement effort was launched to prevent violations of the Project's anti-poaching and bushmeat possession regulations. The initiative was timed for the initiation of major field activities by the pipeline construction crews because the pipeline route would in some areas potentially bring work crews into contact with wildlife. The effort included spot inspections and education programs. The education programs emphasized that violations would result in disciplinary actions that could include the immediate dismissal of the violator. To date there have been only three minor violations of the Project's prohibitions.
- The Project's inflation monitoring program had generated sufficient data by the end of the third quarter to allow for a determination as to whether or not the Project was causing any significant inflationary effects. Early data revealed no broad inflation-related problems, although some effects were noted on a limited number of commodities in certain communities in the Project area.

Section 8

Local Employment

The Project's direct workforce has now climbed to nearly 9,800 individuals, approximately 40% higher than the peak number of 7,000 job positions originally predicted. Wages paid to Chadian and Cameroonian workers this quarter exceeded 4.4 billion FCFA ($6.8 million).

- Total wage payments to Cameroonian workers were 2.8 billion FCFA ($4.3 million).
- Total wage payments to Chadian workers were 1.6 billion FCFA ($2.5 million).
- More than two-thirds of the Project's Chadian and Cameroonian workers work in skilled or semi-skilled job categories. Another 7% hold supervisory positions.

Hiring Practices (Related Sections)

For information on an oilfield development area consultation initiative to explain the Project's hiring requirements and procedures to oilfield area communities in southern Chad, please see the section on *Consultation & Communications.* That section also documents responses to two consultation issues related to local employment.

- A study of local hiring practices showed that more than two-thirds of hirees of the oilfield area facilities construction contractor are recruited in the oilfield area or in nearby Moundou, not in N'Djaména as had been alleged.
- Another study documented in the Consultation & Communications section showed that school teacher staffing throughout the oilfield development area is at normal levels, as is the size of the student population. The study was undertaken by the Project following accusations that local Project hiring had caused the closing of seven schools. The area-wide study included visits to all seven of the schools and each one was found to be in operation at full attendance and staffing levels.



The Project has a commitment to hire workers locally, especially unskilled workers. This meeting in an oilfield area village collected a census of available workers and that list, along with others, forms the basis for a lottery to select those who will be hired.



Valentin Djekombe has a job servicing two-way radio equipment in this communications van. He was hired by telecommunications subcontractor APP-C3C with little experience. The company has since trained him for his new work duties.

Annual Summary: Local Employment

The figures in this section generally include only direct employment by Esso and its prime contractors. However, it can be reasonably assumed that the Project's spending with local businesses of 105.4 billion FCFA ($161.8 million) in 2001 indirectly generated many new jobs as the businesses increased staff to fulfill Project needs. (For a description of the Project's local business development effects see the section on *Local Business Development.*)

Local Employment Tabulation

< 2001 Summary Tally of Workforce Quarter by Quarter

	End of 1st Qtr 2001	*End of 2nd Qtr 2001*	*End of 3rd Qtr 2001*	*End of 4th Qtr 2001*
Chad				
Nationals	881	1,371	1,996	2,933
Expatriates	108	203	367	781
Total Chad	989	1,574	2,363	3,714
Cameroon				
Nationals	2,345	3,189	4,835	5,427
Expatriates	187	324	361	647
Total Cameroon	2,532	3,513	5,196	6,074
Project Total	**3,521**	**5,087**	**7,559**	**9,788**

Approximately 85% of the Project's workers are citizens of the host countries. The figure is higher in Cameroon (89%) and lower in Chad (78%). This is due to the highly technical nature of the oil well drilling effort which got underway this quarter in Chad. Since Chad had no indigenous petroleum exploration and development industry to speak of prior to the initiation of the construction phase of the Project, experienced people had to be brought in from abroad to start the work and train Chadians. (For information on the extensive oilfield contractor training programs please see the section on *Training.*)

< National Employment Level Trends by Country


Chad
Number of National Workers
3500
3000
2500
2000
1500
1000
500
0
2,933
1,996
1,371
881
1st Qtr 2001
2nd Qtr 2001
3rd Qtr 2001
4th Qtr 2001


Cameroon
Number of National Workers
6,000
5,000
4,000
3,000
2,000
1,000
0
5,427
4,835
3,189
2,345
1st Qtr 2001
2nd Qtr 2001
3rd Qtr 2001
4th Qtr 2001

Project employment of citizens of both Chad and Cameroon climbed sharply in 2001 in synchronization with the intensifying construction activities.

< Employment Category Levels by Country (Year End 2001) (National Project Workers Only)

	Supervisory	*Skilled*	*Semi-Skilled*	*Unskilled*
Chad	257	1161	944	571
Cameroon	301	1839	1527	1760
Project Total	558	3000	2471	2331


Skilled
35%
Supervisory
7%
Skilled & Semi-Skilled Workers = 65%
Unskilled
28%
Semi-Skilled
30%

The majority of Chadians and Cameroonians hired by the Project are working in skilled or semi-skilled jobs. Skilled jobs include archaeological aides, two-way radio repair, and welding. Semi-skilled jobs include drivers, cooks, and those involved with civil works such as masonry. Together, these two categories amount to roughly two thirds of the National workers.

Local Business Development

For this quarter, Project expenditures with Chadian and Cameroonian suppliers of goods and services totaled 36.0 billion FCFA ($55.4 million).

- Total spending by the Project in both host countries combined increased by 14% from the third quarter.
- In Chad, Project spending with local/National businesses this quarter jumped sharply versus the previous quarter, by 28%, to 14.1 billion FCFA ($21.7 million) as the intensity of oilfield area construction and oil well drilling activities increased.
- In Cameroon, Project spending with local/National businesses rose 7% over the previous quarter to 22.0 billion FCFA ($33.7 million) as road upgrading activities began to wind down and pipeline construction intensity rose.

Local Business Development: Chad



Farming businesses in the oilfield development area have begun to reach maximum capacity to supply fresh vegetables and fruits to the Project for its catering operations. The facilities construction contractor in the oilfield area, TCC, has brought in an agronomist to help local farmers build their production and capabilities. A banana farmer (left) shows agronomist Guénaëlle Renevot (right) a bunch of fruit still on the tree. His cooperative will expand production by adding other types of fruit trees, including papayas.



Local farmers, a Financial Bank manager, and the agronomist inspect one cooperatives' fields outside Moundou. Esso socioeconomic specialists worked with the cooperatives to make possible microfinance loans through Financial Bank in N'Djaména under an agreement with the International Finance Corporation. The IFC is a part of the World Bank Group.



The orderly rows of vegetables aid weeding and increase production, as does proper watering. The members of this cooperative bring their work day to an end by dousing their crops with water.



Moundou- and N'Djaména-based construction company Encobat has a contract to help build warehouse and workshop facilities at Komé Base Camp. Workers assemble rebar reinforcing steel (right) and make building blocks (left).



Some villagers in the Project area have been providing some of the gravel used in construction. These residents of Mbikou (left) have gathered their gravel and are issued hard hats and other safety equipment as needed so they can shovel the material into a Project dump truck sent to pick it up (right).



Mahamat Choueib, the owner of Quincaillerie Djérabé, a hardware store in Moundou, sells a variety of products to TCC. He also rents trucks to the company.



Amir Ali manages the grocery store Alimentation Etoile in Moundou. He has been selling food and cleaning products to TCC since the company began mobilizing in 2001. Ali says he has noticed a big increase in commercial activity in the city since the Project began.


SIEGE DU GROUPEMENT

In addition to direct local business development, the Project has had a broad indirect economic development effect. In Moundou, the largest town in the oilfield area, mopeds serves as local taxis (left). In the last year the number of taxis has more than doubled from 125 to 280, according to taxi association president Salé Hamonodou and his fellow association members (right).

Local Business Development: Cameroon

The town of Ngaoundere in northern Cameroon has seen a significant increase in commercial activity due to the Project. It has been the site of a temporary staging location for freight shipments and serves several other Project activity centers such as Dompta, Ngaoundal, and Bélel.


FADEL ZOHAIR
COMMERCE GENERAL

Fadel Zohair operates ETS Fadel Zohair in Ngaoundere, selling electrical appliances, office automation, auto parts, and safety products to Project contractors Sogea-Satom, TCC, and Doba Logistics. He says sales have increased and he now imports products that weren't previously available in Cameroon in order to meet the Project's needs. He says people who work for the Project have improved their standard of living and are buying from him to equip their houses with things they couldn't afford before.



The Cameroonian cement company Cimencam has located one of its 19 warehouses in Ngaoundere. Warehouse manager Ali Blama says Sogea-Satom buys 300 to 500 tons of cement per month. He believes the Project is very important to Cimencam because it has increased their sales a great deal. Their plants are at maximum production capacity and they have had to increase staff.



The Douala-based company STTC has been in business since 1995 doing installations of electrical wiring, air conditioning, telephone systems and fire alarms. General Director Rigobert Kenmagne briefs staff on a job (left) before they head to a job site (right). Kenmagne says his company has gone from 7 to 13 employees since STTC started working with the Project.



The Douala-based company SOGID has worked with the Project since the construction phase began. They sell personal safety equipment for construction sites, safety equipment related to the food industry, and water filters. Ernest Lenteu, General Director, believes the culture of safety on Project construction sites in Cameroon has changed and more people now wear safety equipment. Their staff has jumped from 5 employees before the Project began to 15 by the end of 2001.


SIS Informatique



SIS Informatique supplies software for supply and stock management, accounting, and payroll, as well as network wiring installation. Associate Manager Patrice Dackam-Lunckwey says the company began 10 years ago and has grown recently thanks to work performed for Willbros, COTCO and TCC. They have just created a branch office in Yaoundé in addition to their base in Douala. The Project now represents about 30% of their turnover and they have hired two additional people.

Annual Summary: Local Business Development

< **Project Spending with Local Businesses**

	1st Qtr 2001	*2nd Qtr 2001*	*3rd Qtr 2001*	*4th Qtr 2001*	*% Change Qtrs 3 to 4*	*2001 Cumulative*
Chad	5.2 billion FCFA *($7.9 million)*	6.6 billion FCFA *($10.1 million)*	11.0 billion FCFA *($17.0 million)*	14.1 billion FCFA *($21.7 million)*	28%	36.9 billion FCFA *($56.7 million)*
Cameroon	11.1 billion FCFA *($17.0 million)*	14.8 billion FCFA *($22.8 million)*	20.6 billion FCFA *($31.6 million)*	22.0 billion FCFA *($33.7 million)*	7%	68.5 billion FCFA *($105.1 million)*
Project Total	16.3 billion FCFA *($24.9 million)*	21.4 billion FCFA *($32.9 million)*	31.6 billion FCFA *($48.6 million)*	36.1 billion FCFA *($55.4 million)*	14%	105.4 billion FCFA *($161.8 million)*

This table was prepared using the latest available data. Data for previous quarters has been updated to include late reported data.

< **Trend of Total Project Spending with Local Businesses Compared to Project Activity (Indicated by Total Project Workers on the Job)**



FCFA in Billions
60.0
50.0
40.0
30.0
20.0
10.0
0.0
3,521
5,087
7,559
9,788 Workers
16.3
21.4
31.6
36.1
1st Qtr 2001
2nd Qtr 2001
3rd Qtr 2001
4th Qtr 2001

The Project's local/National business expenditures increased steadily during 2001 as construction activities intensified. The size of the Project's workforce imposed on this bar graph serves as an indicator of construction activity.

Training

The total number of training sessions that occurred in the fourth quarter increased by 80% versus the previous quarter to over 1,200. The increase correlates to the quarter's intensified construction activities, including the start of drilling in the oilfield area, and the beginning of pipeline installation. The number of high skills training sessions climbed to over 540, a continuation of the sharp climb in such training that began in mid-2001.

Numerous spill response training sessions took place in Chad and Cameroon, with participation by spill responders from the Project, contractors, and the governments of Chad and Cameroon. For more information on this quarter's spill response training program see the section on *EMP Monitoring & Management.* Safety and emergency response training continued all quarter, and additional information on this training topic can be found in the section on *Safety.*

Oilfield Area

With the beginning of drilling activities in the oilfield area, there has been a major increase in the training provided to new Chadian workers by contractors, a demonstration of the Project's commitment towards technology transfer to Chad's new petroleum industry.



Now that drilling activities have started, new Chadian workers for the drilling contractor have returned from their initial training programs and are now at work on the rigs. This worker is getting some coaching from a veteran drill rig worker from contractor Pride Forasol.



Pride Forasol brought trainers in from its operations around the world to help the new Chadian workers get started. Here, trainer Ange Fontana, of France, guides Chadian crane operator trainee Souleyman Oumar as he helps assemble Rig 291.

The oil well services contractor performs highly sophisticated technical work required to bring oil wells into production and to ensure that each well produces at its maximum potential. For the Chad Export Project, that work is being performed by Schlumberger Baker Hughes (Schlumberger).

Schlumberger began hiring Chadians to work in the oilfield area well before the start of drilling, back in January 2001.

- A total of 100 Chadians were hired and given basic oilfield training, with 70 receiving specialized training at Schlumberger operations in other African countries.
- Thirty of these individuals were sent to acquire even more advanced skills at the contractor's training centers in France, the United Kingdom, and the United States.



These two Chadians, Clement Madjadoum (left) and Ernest Masrane (seated at the computer), have new jobs working on one of Schlumberger's wire line logging trucks. Wire line teams lower sensitive instruments into the newly drilled wells and use computers to collect and record data sent back up the wire. The data help engineers decide what techniques should be used to maximize crude oil production. The team leader is a Schlumberger engineer brought in from Russia, Pavel Guerassimon, seen here giving instruction on the finer points of the technical operation.



This truck pumps cement down into newly drilled wells to stabilize them for oil production. Operation of the high pressure cement pump trucks requires great technical skill, which has been learned by the two Chadians seen working here, Gilbert Ngaryano (left) and Banorangue Bou-ah (right) with their team leader, Rashid Faisal (center), a Schlumberger veteran from India.

Pipeline Construction



These two Cameroonian workers, Pierre Mbarga (left) and Simon Asanti (right), have new jobs in the pipeline welding operation after receiving training in weld inspection.



At the Bipindi base camp for the pipeline construction contractor, new cook Jona Kalam (left) has been receiving on-the-job training from the chief cook at one of the camp dining halls, Jean Marie Nkoulou (right).

Long Term Project Employees

Numerous Chadians and Cameroonians have been hired to maintain and operate the oilfield and the pipeline when construction has been completed. Some of them have been in their training programs for a full year now while others are just beginning their training.



The first two dozen operations phase trainees graduated earlier in 2001 from the Project's new training center in N'Djaména and were then sent here, to the Northern Alberta Institute of Technology in Edmonton, Canada, for advanced technical and specialized training.



At the Institute, the Chadian trainees received advanced training in realistic laboratories like this one so that they can assume positions such as instrument technicians, electricians, and oil well operators.


WELCOME
VISITING AFRICAN
NATIONAL
STUDENTS



In addition to classroom and laboratory training, the future Chadian oilfield workers are spending time at actual oil production facilities such as this one at ExxonMobil's Canadian affiliate Imperial Oil Limited.



Basic oil industry training began this quarter for Cameroonians hired in anticipation of the time when the pipeline goes into operation. In these scenes the new hires are being introduced to one of the workshops they will use for their studies at the University Institute of Technology of Ngaoundere.

Training of Construction Workers

All new construction workers who will be on the job for more than two weeks receive ten hours of training on safety, health, and the environment, and they are also informed about Project policies regarding alcohol, drugs, firearms, and bush meat. In addition, many workers receive additional craft and skills training suitable to their assignments.

< Contractor Training Levels for 4th Quarter 2001

	New Hire SHE & Orientation	*Basic Craft*	*High Skills*
Cameroon			
Sessions	454	35	200
Persons	2,662	180	1,286
Chad			
Sessions	184	52	341
Persons	1,942	646	1,536
Sessions Total	638	87	541
Persons Total	4,604	826	2,822

This table was prepared using the latest available data. Some contractor figures had not yet been submitted when this report was being prepared. Note that the data in this table reflect the fact that newly hired personnel generally receive at least two (individual) training sessions (i.e., SHE training plus general orientation training). Thus, the total training numbers in the left-hand column are higher than the total number of new hires for the quarter.

Annual Summary: Training

< Skills Training Trend for 2001



3200
2400
1600
800
0
Persons Trained
541 Sessions
2822
265
766
20
30
58
146
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr

About mid-year, in anticipation of the end of rainy season and a planned increase in construction activities, the number of high skills training sessions increased substantially. This rise in high skills training coincides with the full mobilization of oilfield construction, drilling, and pipeline construction contractors.

In addition to developments already described for this quarter, a summary of the Project's training-related highlights for the year 2001 is provided below.

First Quarter 2001

- The Project's N'Djaména training center began its first full quarter of basic oil industry training for the first of many newly hired Chadians who will operate the oilfield when it becomes operational.
- Training began for the Project's Esso, contractor and host country EMP monitors.

Second Quarter 2001

- Contractors began opening skills training schools for welding, side boom operator, and other equipment operator positions. For example, TCC began enrolling students at the first of six existing Chadian trade schools that were upgraded by the contractor.
- The Project's N'Djaména training center began accepting Chadian government officials for capacity building training.

Third Quarter 2001

- The Project signed a contract with the University Institute of Technology of Ngaoundere, Cameroon, to train new employees for their future operational role when construction has been completed and the oil transportation pipeline goes into operation.
- The first class of 26 new employees graduated from the Project's training center in N'Djaména, Chad.

Section

Archaeology & Cultural Resources

The Project's archaeological team in Cameroon indicates that their investigations have reached a new and more interesting phase now that pipeline trenching and pipe laying has begun. In effect, the trench serves as an archaeological transect that will eventually cross hundreds of kilometers of Africa that have never been explored in detail by archaeological scholars. For example, trenching this quarter revealed two previously undiscovered trash pits belonging to settlements that apparently go back two to three thousand years. One pit is near Kribi at the coast of Cameroon, and the other is at Bissiang about half way between Kribi and Bipindi. Although such trash pits are not rare, the study of each new discovery contributes additional insight into the lifestyles of peoples who lived long ago. Results of the Project's archaeological investigations will be published, so other scientists will have the benefit of the new found knowledge about African culture.



This enormous rock outcropping adjacent to the pipeline right of way, shown here being investigated by the Project's archaeological team in Cameroon, apparently served as a shelter to humans for many centuries. Surface evidence piqued the interest of the scholars, who decided to excavate the site.



An excavation site first must be plotted in a grid so that the position and depth of any discovered artifacts can be precisely mapped. The position of an artifact in layers of built-up earth is one of the primary clues archaeologists collect so they can determine the age of an item.



Digging down through the layers the archaeologists found small iron tools near the surface and deeper down, they found some ancient large stone tools. Ultimately, the team of Cameroonian archaeologists, supported and mentored by a Belgian scholar brought in by the Project, determined that the site had been used by humans for approximately 15,000 years.

Annual Summary: Archaeology & Cultural Resources

In addition to developments already described for the fourth quarter, highlights from the previous quarters in the year 2001 have been summarized below.

First Quarter 2001

- Pre-construction archaeological studies and the identification of graves and other cultural resources had been nearly completed in both Chad and Cameroon for all Project facilities except along the pipeline right of way in Cameroon.

  It should be noted that the archaeological surveys for the Chad portion of the pipeline right of way had been completed by the end of 2000 and that archaeological work on the pipeline right of way in Cameroon is an ongoing process in synchronization with construction.

Second Quarter 2001

- The survey of the pipeline route was launched in the north of Cameroon, with a team of five archaeologists walking the right of way searching for surface evidence of ancient human habitation.

Third Quarter 2001

- As the rainy season intensified in the northeastern part of Cameroon, grass rapidly sprang up, hampering ground visibility. The archaeological team was forced to halt its northern work after surveying 200 kilometers of the pipeline right of way survey.
- The Cameroonian archaeological team surveying the pipeline right of way moved to the south where early clearing of the route was improving ground visibility.
- Work in Chad focused on follow-up excavations at a few important ancient iron smelting sites.

Section 12

Worker Health

As expected, the three most commonly reported diseases in the Project's worker population this quarter continued to be malaria, food- and water-borne diseases, and sexually transmitted diseases (STDs).

- An improvement in the rate of food- and water-borne diseases first registered in the third quarter of 2001 continued in the fourth quarter.

  An ongoing program of helping contractors upgrade their compliance with EMP food sanitation requirements appears to be the source of this improvement.

- The normal seasonal decrease in total malaria cases occurred with the end of the rainy season and in synchronization with the decline of breeding sites for the mosquitoes that spread the disease.

- There has been a seasonal increase in respiratory diseases such as common colds and bronchitis.

  The dust and arid conditions of the dry season in the Project area cause irritations of the mucous membranes in the respiratory tract. At the same time many Project workers are rotating in and out of cold weather climes such as Europe and North America where the common cold is common during the season. These two factors provide conditions that encourage respiratory infections.



Project health clinics like this one conducted over 14,000 consultations during the fourth quarter at camps and health centers throughout the Project area. These workers were lined up for morning office hours at the Komé Base Camp clinic of contractor TCC. Posters and signs educate workers about various health issues and promote good health practices, including the available of free condoms for the prevention of sexually transmitted diseases and HIV/AIDS.



Patients receive complete care at the clinics, not only for any on-the-job injuries but for all types of illnesses. The TCC clinics, like many of the Project clinics, are operated under a subcontract with the global health provider SOS International, which also provides the Project with medevac services when life-threatening disease or injury emergencies require transporting a worker to another country.

Customs clearance issues continued to make it difficult this quarter to get medical equipment to a few Project work sites. Audits and inspections noted that some equipment and other treatment needs were lacking for this reason and non-compliance notices were issued. However, the situation will soon be rectified when logistics problems have been resolved.

< **Fourth Quarter 2001 Project Worker Health Data**

	Number of Diagnoses		
	Chad	*Cameroon*	*Total Project*
Malaria	289	132	421
STDs	10	182	192
SSS* Events (excluding Malaria & STDs)	47	48	95
Hospitalizations	7	4	11
Medevacs	1	4	5

**SSS: Early warning system used to identify changes in disease rates. Some examples of diseases covered by the SSS include gastrointestinal, dermal and respiratory diseases.*

Annual Summary: Worker Health

The following table shows the seasonal increase in malaria cases associated with the rainy season due to the increase in breeding habitat for mosquitoes. It also shows the somewhat different seasonal increase in sentinal (SSS) events, which in this case mainly consists of an increase in respiratory infections related to the arrival of the dry season, as explained above.

It may also be worth noting that the number of cases of STDs has gone up over the course of the year but not nearly as fast as the increase in the total number of Project workers which went from roughly 1,700 on 1 January to about 9,800 on 31 December.

< **2001 Aggregate Worker Health Data (Country by Country)**

	Number of Diagnoses				
	1st Qrtr 2001	*2nd Qrtr 2001*	*3rd Qrtr 2001*	*4th Qrtr 2001*	*Cumulative Total 2001*
Chad					
Malaria	23	58	275	289	645
STDs	28	22	13	10	73
SSS* Events (excluding Malaria & STDs)	28	19	24	47	118
Hospitalizations	6	3	4	7	20
Medevacs	5	5	4	1	15

Cameroon					
Malaria	56	76	244	132	508
STDs	73	75	217	182	547
SSS* Events (excluding Malaria & STDs)	29	29	37	48	143
Hospitalizations	3	8	10	4	25
Medevacs	4	0	4	4	12

**SSS: Early warning system used to identify changes in disease rates. Some examples of diseases covered by the SSS include gastrointestinal, dermal and respiratory diseases.*

Section 13

Community Health

Some of the Project's community health initiatives in the fourth quarter of 2001 include support for polio vaccinations, the beginning of a program of direct community diagnosis and treatment for curable sexually transmitted diseases, studies on sleeping sickness in the Project area, steps forward to further implement the Roll Back Malaria program, and NGO-based HIV/AIDS awareness programs.

Chad

Roll Back Malaria Program

The first shipment of 20,000 mosquito bed nets has arrived in Chad and contracts with the Chadian NGOs MASACOT and ACODE have been finalized as well. This means that field activiation of the Roll Back Malaria program in Chad can begin in the first quarter of 2002 after many months of planning and preparation. The first activities will include the training of nurses and village health agents, presentation of education programs for the populace and the distribution of the bed nets. (Another 12,000 bed nets have also been ordered.)

Direct Community Diagnosis and Treatment of Curable STDs

In the original planning for the Project, it had been thought that actual treatment for curable sexually transmitted diseases would be for Project workers only and that the community health aspect associated with STD prevention and treatment would be handled through government and NGO education and awareness programs. However, this quarter the Project sponsored a curable STD screening and treatment program in the Quartier Satan settlement just outside Komé Base Camp.

The entire population of the settlement was screened and treated for curable STDs. Reduction of the STD rate has a major potential positive effect on overall health status and on the transmission of HIV by reducing lesions that provide a pathway for the spread of the disease.


Zamzam

Screening for curable sexually transmitted diseases this quarter at Quartier Satan, across the road from Komé Base Camp, included on-the-spot testing, education, treatment for curable STDs, and the distribution of free condoms.

Sleeping Sickness

Some 10,500 people in Project-area villages were screened for sleeping sickness (trypanosomiasis) this quarter by PNLT, the Chadian national sleeping sickness program. The screening effort was supported by the Project's Community Health Outreach Program. Several hundred of the tests may be positive and are being followed up.

The survey will result in a map showing the distribution of sleeping sickness cases and, thus, will help pinpoint sites for the installation of tse-tse fly traps in the region. In addition a sleeping sickness unit will be created at Hôpitale St. Joseph in Bébédjia.

Polio Vaccination Support

The Chadian national polio vaccination campaign moved into the Project area during the fourth quarter and the Doba health prefecture requested logistical support, which was provided via the Project's Community Health Outreach Program.



Project vehicles and drivers rolled out from the regional hospital to deliver oral polio vaccine for the Journée National de Vaccination, Chad's national program of vaccination against polio.



The polio vaccination program was aimed at children under the age of five. This program is part of the global World Health Organization's campaign to eradicate polio.

Cameroon

Roll Back Malaria Program

Bid requests have gone out for the purchase of mosquito bed nets to be distributed as part of the Project's Cameroonian Roll Back Malaria program. The order should be finalized in the first quarter of 2002.

A health sub-committee for the Project has been established to streamline the process of implementing this and other community health initiatives sponsored by the Project.

Sleeping Sickness

The Cameroonian national sleeping sickness campaign featured activities in the Bipindi region this quarter. The Project's medical staff supported this effort.

NGO HIV/AIDS Awareness

A new HIV/AIDS awareness campaign, combined with a traffic safety education effort, was launched this quarter by the Project in Cameroon. This initiative has been focusing on the villages along the newly-opened upgraded road route from Cameroon into southern Chad. The Project hired two NGOs based in northern Cameroon to deliver the awareness campaign.



The Cameroonian NGOs ADEES and Canal de Devéloppement have been conducting village meetings related to HIV/AIDS awareness along the upgraded road route in northern Cameroon. For this area of the Project, the NGOs created modules to address HIV/AIDS education for both Christian and Muslim cultures.

Annual Summary: Community Health

In addition to developments already described above for the fourth quarter, a brief summary is provided below of community health-related accomplishments in the first nine months of 2001.

First Quarter 2001

- In both Chad and Cameroon, initial meetings were held to begin planning the Roll Back Malaria programs.
- The Project became a partner in the World Health Organization/UNICEF neonatal tetanus programs for Chad and Cameroon.
- The Project provided logistical support to local meningitis, tuberculosis and polio immunization programs in Chad.

Second Quarter 2001

- The design of the Roll Back Malaria program for Chad was finalized in cooperation with the Chadian government and the World Health Organization.
- A contract was signed with the World Health Organization and Chad's Ministry of Health to fund scholarships for 30 nurse trainees at the Moundou nursing school.
- A mobile audio visual van purchased by the Project in support of the national HIV/AIDS program arrived in Chad and was delivered. The van will be used in southern Chad in the Project area.
- Community Health Outreach Program-sponsored initiatives were activated in Cameroon for the spontaneous settlement at Gbengboy near Dompta in northern Cameroon. Elements included an improved water distribution system and the building of latrines for every family. Medical care for some villagers was provided at the work camp clinic operated by the Sogea-Satom medical staff.

Third Quarter 2001

- The formal program for Cameroon's Roll Back Malaria program was finalized. The program design includes the distribution of mosquito bed nets, educational brochures, cartoons and posters.
- The 32,000 mosquito bed nets required for the Chad Roll Back Malaria program were ordered.

- Funds were allocated to develop a proposal for a center for excellence in public health in Douala. One important focus of this center would be HIV/AIDS awareness and prevention.
- The Community Health Outreach Program in Cameroon sponsored an HIV/AIDS education program in Dompta. The animated sessions included T-shirts, posters, role playing and the distribution of free condoms.

Waste Management

Until the Project's dedicated permanent waste management facilities have been constructed, the Project will continue to face the challenge of storing a substantial quantity of waste that is being generated during the construction phase. In the meantime, steps have been taken to expand capabilities to appropriately recycle and dispose of non-hazardous waste where it is feasible. Fortunately, the waste lubricating oil recycling program activated last quarter in Cameroon has taken hold this quarter and has made headway against the backlog of this material that technically carries a hazardous waste classification.

Domestic Garbage

At Komé two new (additional) incinerators will soon be commissioned to increase waste disposal capabilities in the oilfield area. With the Komé area camps operating near their limit, the volume of domestic garbage that is generated is significant, and this new incineration capacity will go a long way to help address disposal challenges that have existed over this waste stream over the past several months.

In the meantime, priorities have been adjusted to accelerate construction of the landfill units associated with the Komé Waste Management Facility and the installation of the hazardous waste-capable industrial incinerator.



Domestic garbage incinerators like this one at a Project construction camp near Bipindi, Cameroon, can burn non-hazardous domestic garbage in an efficient and environmentally acceptable manner.

Waste Storage Waste storage facilities are either under construction or completed at three locations. Construction began on a temporary waste storage facility near Komé Base in the fourth quarter, and temporary waste storage units were completed at Dompta and Bélabo.



Storage of waste does not mean simply piling it up. It must be properly prepared, sorted, and then containerized so it cannot adversely impact the environment. For example, these trained workers are preparing vehicle batteries for storage.

Annual Summary: Waste Management

Until the Project's purpose-built permanent waste management facilities have been constructed, the Project will continue to store its non-recylable hazardous waste materials in safe, leakproof containers. At the end of the fourth quarter of 2001, approximately 492,656 kilograms of hazardous waste was in storage. The bulk of these wastes include commonplace materials such as used lubricating oils, hydrocarbon-contaminated soil, lubricating oil filters from vehicles and construction equipment, and batteries. A variety of means are used to reuse, recycle and properly dispose of non-hazardous wastes, as is detailed in the following table.

< Non-Hazardous Waste Tabulation (Kilograms)

	1st Qtr 2001	2nd Qtr 2001	3rd Qtr 2001	4th Qtr 2001
Domestic Garbage Incinerated On Site	18,627	74,063	157,142	213,093
Innocuous Solid Waste Buried on Site	8,898	89,199	35,982	174,223
Recycled to Local Communities	5,110	432,328	78,996	372,900
Sent to Approved Third Party Facilities	45,600	125,751	59,260	25,475
Total	78,235	721,341	331,380	785,691

A summary of waste management-related items for the first three quarters of 2001 appears below.

First Quarter 2001

- Design and engineering efforts related to the Project's solid waste landfills, high temperature incinerator, and waste storage facilities continued.
- Groundwater monitoring wells were installed at the landfill site associated with the Komé Waste Management Facility. Water levels were measured in each of these wells and water samples were obtained in order to establish basline conditions.

Second Quarter 2001

- A search was launched for a qualified company in Cameroon to process and recycle the Project's waste lubricating oils. Bid requests went out and responses were received.

Third Quarter 2001

- A company was chosen to recycle waste lubricating oils generated in Cameroon and the process began of collecting and processing tens of thousands of liters of this material that had been in storage.

Section 15

Water Quality Monitoring

The Project's water monitoring specialists worked in both Chad and Cameroon during the fourth quarter of 2001 to continue the implementation of the water monitoring program and advance the skills of the National monitors and technicians who have ongoing responsibilities in the field for carrying out water monitoring activities.

The Project's water monitoring program includes a number of components.

- Monitoring for impacts where the Project withdraws groundwater and surface water for construction purposes.
- Regional groundwater monitoring in the oilfield area.
- Monitoring of local groundwater and surface water in the immediate vicinities of the Project's permanent facilities in Cameroon.
- Checks at permanent monitoring wells that have been installed at the Project's engineered solid waste landfill sites at Bélabo, Cameroon, and Komé, Chad.
- Monitoring of potable water obtained from wells installed by the Project to supply work camps and similar facilities.

Chad In addition to ongoing monitoring of water withdrawals related to construction activities, Project field environmental monitors measured water depths in the existing community wells that have been included in the Project's regional groundwater monitoring network in the oilfield area. Water level data from the October test program verified an expected post-rainy season rise in groundwater levels in the area. The data also will allow for further estimates of regional groundwater gradients. In addition, the findings will aid in the design and location of the dedicated groundwater monitoring well network to be put in place in the oilfield development area (piezometers). Piezometer installation should start by mid-year 2002.

In December two water monitoring specialists arrived in Chad to provide additional training for Chadian EMP field monitors and obtain an assortment of required water samples for analyses.

Training

The first of several Chadian EMP monitors was provided with additional specialized training regarding the proper measurement of water levels in community wells, the collection of surface and groundwater samples and their preservation for later laboratory testing, and the use of the Project's field water test kit. The training included hands on experience in the field overseen by the water monitoring experts.



This Chadian EMP monitor uses a water level meter to measure the height of water in a community well while one of the Project's water monitoring experts looks on.



As part of his training, this field monitor was taught how to preserve water samples so as to ensure the validity of laboratory analyses that will be performed later.

Sampling Groundwater

A total of 17 existing community wells previously tested and selected for inclusion in the regional groundwater monitoring network were revisited in December. The sampling team recorded water levels and collected samples for field lab test kit analyses such as pH, conductivity, turbidity, and iron.

Community wells in two additional villages (Kairati and Maikeri) were sampled as well. These two (incremental) villages were selected because of their locations in relation to the Miandoum oil field. The obtained samples were subjected to field test kit analyses as well as more detailed and sophisticated analyses conducted in a remote laboratory. Laboratory data for these two wells will augment the baseline data obtained during the Project's November 2000 groundwater survey in the oilfield development area.

Sampling Surface Water

Samples were obtained at several surface water locations previously selected for ongoing surface water quality monitoring. The post rainy season visits found that two of the originally selected locations were already dry. Samples from the remaining eight locations were collected for test kit-type and limited remote laboratory analyses. Satellite-based readings (GPS) of the co-ordinates of the monitoring locations were also recorded.

Sampling Potable Water

The water monitoring team also collected samples of treated water from the taps at five of the Project's construction camps in Chad. Test kit and remote laboratory analyses were performed on potable water samples from the Pride Forasol, Esso, and TCC camps in the oifield area as well as the David Terrassement camps at Bam and Mbéré.

Cameroon

Two of the Project's water monitoring specialists travelled to Cameroon in November to provide additional training to field EMP monitors and to conduct a number of water monitoring-related activities.

Training

Two Cameroonian field EMP monitors received training in the use of the Project's water monitoring database. Similar training will be provided to personnel in Chad in 2002.

All available Cameroonian field EMP monitors received classroom-based training regarding water sampling methods and protocols. The curriculum's topics included the nature of subsurface aquifers, mechanisms of species transport, and commonly monitored chemical parameters. Basic water sampling procedures and quality protocols were also demonstrated.

One Cameroonian field EMP Monitor received advanced field training. The training focused on measuring water levels in community wells and piezometers, surface water and groundwater sample collection and preservation procedures, and the use of field test equipment for analyzing water samples. The training featured hands on work in the field as guided by a water monitoring expert.

Fixed Facility Baseline Water Survey

The monitoring team conducted baseline surveys of the groundwater and surface water resources in the immediate vicinities of the Project's permanent facilities at Dompta (Pump Station 2) and Bélabo (Pump

Station 3). Samples were subjected to test kit-type analyses for parameters such as temperature, pH, conductivity, turbidity, and iron. In addition, samples were obtained for more detailed analyses in a remote laboratory. Water level data were also recorded for a number of community wells located near the facilities.

- At Dompta (Pump Station 2) the team identified and obtained samples at five surface water monitoring locations within a one kilometer radius of the pump station site. One additional previously identified surface water monitoring point was found to be dry. One community well was identified within the one kilometer survey radius. The water level was measured in this well and samples were obtained for field test kit-type and remote laboratory analyses.
- At Bélabo (Pump Station 3) the team identified three surface water sampling points within a one kilometer radius of the pump station site. Two existing community wells were identified within three kilometers of the site and the team measured the water levels in these wells and obtained samples for field test kit-type and remote laboratory analyses.

Dedicated Monitoring Wells at the Bélabo Landfill Site

Four dedicated groundwater monitoring wells were previously installed at the Bélabo landfill site. For each of these wells, water levels were recorded and samples were obtained for field test kit-type and remote laboratory analyses.

Sampling Potable Water

Samples of the potable water from the TCC construction base camp at Bélabo were obtained for field test kit-type and remote laboratory analyses.



This EMP monitor for Pride Forasol, the Project's drilling contractor, checks for the proper level of residual chlorine in the output of the treatment plant supplying potable water to Komé Base Camp.

Annual Summary: Water Quality Monitoring

The Project-wide program for monitoring water quality matured in 2001 to the point that outside consultants have started transferring duties to personnel stationed in the host countries.

- Much of the Project-wide water quality monitoring network has been identified, with dozens of water sampling points of various types established at strategic locations near the Project's permanent facilities in Cameroon and in the oilfield development area in Chad.
- Baseline conditions have been established for most of the monitoring points in the network.
- Environmental monitors have been trained in the use of the Project's custom field laboratory water test kits and specific individuals have been assigned the responsibility for making sure that the network of water quality monitoring locations are properly monitored.



Custom field water testing kits have been built for the Project. The kits include tools to measure pH, conductivity, turbidity, incubate samples to test for bacterial contamination, and run spectrophotometric analyses for certain chemical constituents.

By mid-year over 40 surface and groundwater withdrawal points had been designated for surveillance. Baselines had been established at all major fixed facility work sites so that changes in water quality or availability could be detected.

Section 16

The Bagyeli/Bakola

The most important development in the fourth quarter regarding the Project's interaction with the Bagyeli/Bakola people was the finalization of the official legal status of the Environmental Foundation. (The Bagyeli/Bakola people inhabit land in the coastal region of southern Cameroon that is traversed by the pipeline easement in the vicinity of the Kribi-Lolodorf road. They are considered to be an indigeneous people according to World Bank Group criteria. The Bagyeli/Bakola have been and in some instances continue to be referred to as "Pygmies".) One thrust of the Foundation's work will be the implementation of the Project's Indigenous Peoples Program.

With the final legal steps accomplished, the Foundation's Management Board this quarter initiated a search for contract staff, including a Community Development Facilitator who will assist the Bagyeli/Bakola in identifying and selecting programs for funding consideration by the Foundation. (For more information see the section on *Environmental Foundation*.)

Construction of the pipeline began in Kribi and has been moving north along the pipeline route through the Bagyeli/Bakola-inhabited area. The pipeline work in that specific area should be completed well before the end of the second quarter of 2002, with the trench filled in, the land reclaimed, and subsequently made available for the resumption of traditional uses by the Bagyeli/Bakola and others.



To ensure good communications with the Bagyeli/Bakola during the pipeline construction period, the Project has assigned a specialist to the approximately 20 settlements within two kilometers of the pipeline right of way. Francis Nkoumbele shows pictures of the steps involved in pipeline construction to members of the Bagyeli/Bakola settlement of Guiangou.



Bagyeli/Bakola have been gaining employment with the Project. This man, Mr. Loule, has an assignment as a welder's aide. Members of Bagyeli/Bakola settlements follow the same process for local hiring that other Cameroonians must adhere to.

The fourth quarter also saw the completion of the Project's 2001 interim agricultural and educational development program for the Bagyeli/Bakola. The distribution of farming implements had been completed in a previous quarter and final distribution of educational supplies took place this quarter to nine schools attended by Bagyeli/Bakola students. More than 250 Bagyeli/Bakola students attend these schools and will benefit from the donated books and educational supplies. Building supplies have also been provided to support renovation projects at two boarding schools in Kribi and Bipindi that serve Bagyeli/Bakola students.



A Project team member hands out school supplies at a school serving Bagyeli/Bakola students.

Annual Summary: The Bagyeli/Bakola

In addition to developments already described for this quarter, a summary of initiatives related to the Bagyeli/Bakola that took place in 2001 appears below.

First Quarter 2001

- The Project funded and launched an interim agricultural and educational development program for the Bagyeli/Bakola. The program was a response to consultations with the population in which they expressed concern about when the Indigenous Peoples Program would begin.

Second Quarter 2001

- The Environmental Foundation's Management Board visited some Bagyeli/Bakola communities in the Indigenous Peoples Plan implementation area. One result for these visits was a request by the Board for additional consultation with the Bagyeli/Bakola to ensure that their voices will be taken into account in Board deliberations.

Third Quarter 2001

- As requested by the Environmental Foundation's Management Board, a supplemental round of consultation sessions was held by the Project with the Bagyeli/Bakola. The goal of this consultation effort was to check their priorities related to the implementation of the Indigenous Peoples Program, comparing the new results with results from previous consultations.

  Results from the new consultation effort verified that the Bagyeli/Bakola still have the same top four priority areas for the Indigenous Peoples Program: housing, education, agriculture, and health.

Section

17

Environmental Foundation

The Foundation for Environment and Development in Cameroon (FEDEC) officially went into action this quarter. The final legal preparatory step was taken on 16 November with the issuance of Republic of Cameroon Presidential Decree 2001/363 conferring Public Utility status upon FEDEC, thereby making the Foundation and its activities tax exempt in Cameroon.

- The Foundation's Management Board quickly gathered for its fourth official meeting (10-11 December) and took action on a number of items required to make FEDEC fully operational by the end of the first quarter of 2002. The Board:
- Officially acclaimed Dr. Paulette Bisseck as the Foundation's first president.
- Set in motion procedures to establish bank accounts for the Foundation and designated required signatories on all financial transaction documents.
- Initiated the soliciation of qualified applicants for contract positions associated with the Foundation. Advertisements for the available contract positions were placed in a range of Cameroonian newspapers and a selection of international publications.

  The open contract positions associated with the Foundation include the Foundation Administrator, the Community Development Facilitator, the Fund Investment Manager, and the Implementation Organizations.
- Defined a shortlisting and selection process to fill the Foundation's contract positions.
- Drafted an initial administrative budget for 2002.

- Initiated official publicity about the Foundation and its mandate by issuing a press release and activating its web site (www.fedec.org).
- Reviewed Indigenous Peoples Program implementation-related information and data recently collected by COTCO.
- Agreed to establish the Foundation's office in Yaoundé in space provided by COTCO.



This photo shows the members of FEDEC's Management Board during their field trip to the Campo-Ma'an National Park in June 2001. From left to right they are:

- Prof. François Tchala-Abina, representative designated by the Republic of Cameroon.
- Mr. Ed Caldwell, representative designated by COTCO.
- Dr. Paulette Bisseck, the "well known, highly regarded citizen of the Republic of Cameroon."
- Dr. John Mope Simo, the "highly regarded, internationally recognized socioeconomic/indigenous peoples specialist."
- Dr. Thomas Smith, the "highly regarded, internationally recognized biological/ecological specialist."

Annual Summary: Environmental Foundation

In addition to the fourth quarter events already described in this section, a quarter-by-quarter summary of the Foundation's work in the first year of its existence is presented below.

First Quarter 2001

- The Management Board was fully constituted in January.
- A Management Board induction meeting was held in Douala 22-23 February and a number of key topics were discussed.
  - Basic information about trust funds/foundations.
  - Background information about the Chad Export Project, especially regarding the Offsite Environmental Enhancement Program and the Indigenous Peoples Program.
  - Review of the key features of FEDEC, especially regarding duties and responsibilities of Management Board members.
  - Revised and approved the Foundation's Articles of Association.
  - Brought forward and approved a resolution to formally found FEDEC in the Netherlands.
- The Foundation was officially registered as a Charity Foundation in the Netherlands on 29 March 2001.

Second Quarter 2001

- The first official Management Board meeting was held 4-6 April. At the meeting the Board:
  - Brought forward and approved a resolution to formally found FEDEC in Cameroon.
  - Revised and approved the Foundation's By-Laws.
  - Selected a President-Elect (Dr. Paulette Bisseck).
  - Reviewed initial drafts of several Procedures Manuals.
  - Prepared a dossier for submission to Cameroonian government officials requesting official recognition and registration of FEDEC as a foreign organization as well as Public Utility (i.e., tax-exempt) status.

    The dossier included official submission letters, final texts of the Foundation's Articles of Association and By-Laws, a draft near-term work plan, key information about the Management Board members, and minutes from the first two meetings of the (provisional) Management Board

- The second official Management Board meeting took place 11-16 June in Kribi. During this meeting the Board:
  - Held a discussion with TROPENBOS, an international NGO currently active in the Campo-Ma'an UTO.
  - Toured a portion of the Campo-Ma'an National Park.
  - Visited some Bagyeli/Bakola communities along the Kribi-Lolodorf road in the vicinity of the pipeline easement.
  - Reviewed preliminary budget and financial data.
  - Debated the overall mandate of the Foundation in view of the size of its initial endowment.
  - Drafted a letter to the sponsors of the Chad Export Project requesting clarification regarding the Foundation's mandate.
- COTCO deposited $US 3.5 million into FEDEC's escrow account on 7 September.

Third Quarter 2001

- The third official Management Board meeting was held 12 October in Yaoundé. The Board:
  - Reviewed responses submitted by the sponsors of the Chad Export Project clarifying the Foundation's overall mandate.
  - Devised a go-forward near-term activity plan for the Foundation and its Management Board, including a strategy for soliciting preliminary proposals from identified international NGOs to undertake initial ecological investigations and conservation activities in the Mbam and Djerem and Campo-Ma'an National Parks.
- FEDEC was officially recognized and registered as a foreign organization by the Ministry of Foreign Affairs near the end of the third quarter.

EXHIBIT 8

Corporate citizenship in the developing world

The health of nations

Oil is where you find it.

Increasingly, oil and gas are being found in the developing world, where many people live at subsistence levels, governments struggle to provide services and maintain basic civil order, education levels are very low, and diseases that are rare in industrial countries threaten the health of adults and children alike.

It is very difficult for individuals or countries to improve their economic lot if poor health robs people of their energy or their lives. As the chart shows, *infectious diseases are particularly acute in the developing world and are the major reason why life expectancy is so low.*

Life expectancy and causes of death in Africa



Life expectancy (years)
Cause of death (percent)
70
60
50
40
30
20
10
0
Infectious/ parasitic diseases
Noncom- municable conditions
Maternal/ child
Injuries
Nutritional deficiencies
Source: World Health Organization

When we operate in these countries, we face the serious issue of how to improve the health of the people we hire and how to keep them and their families healthy.

In developed countries, public health systems, private clinics and hospitals, municipal water and sewer systems, and medical insurance benefits help meet the basic health needs of our employees and their families.

But in the developing world, many of these do not exist. Therefore, we must take extraordinary steps to help improve employee and public health. For example:

- In the western desert region of China, we provided clean water from safe wells for local communities.
- In Indonesia and Nigeria, we built local clinics to serve our employees, their families and the people in the area.
- In southern Chad, we vaccinated employees and their families against an infectious meningitis epidemic, provided 5,000 medical consultations in a three-month period, and are beginning a program to train nurses.
- More broadly, we have begun work with several groups to combat malaria, including purchasing mosquito nets, educating the public on prevention and treatment, and treating expectant mothers.
- In Angola and elsewhere, we have joined an effort to reduce the spread of AIDS. With UNICEF, we are working in other locations on neonatal tetanus inoculation.

Our aim is not to supplant the responsibilities of governments, but to work with them to ensure that the benefits of oil and gas development contribute to lasting improvements in health care. Finally, the size and breadth of the problems mean that partnerships with other companies and with groups such as UNICEF, the World Bank, the World Health Organization and CARE are essential.

Working to improve the health of many as we conduct our basic operations in developing countries represents a sound and, we believe, enduring approach to business and to responsible corporate citizenship.

Next: Improving safety in the developing world.

ExxonMobil™

Please visit our Web site at www.exxonmobil.com

Resurgence of a killer

Two a minute. One million a year. That many people die from malaria, a mosquito-borne disease that has dramatically increased in the last twenty years.

Malaria is devastating and debilitating. Forty percent of the world's people live with the risk of contracting it. Estimated cases range from 300 to 500 million. Ninety percent of the deaths occur in Africa south of the Sahara, where one in five young children who die, die from malaria.

In the first half of the 20th century, malaria was even more widespread, extending into Europe and the United States. The Global Malaria Eradication Campaign began after World War II, making widespread use of DDT to kill or repel the mosquitoes that carry the malaria parasite, and new drugs to treat the disease. The results were extraordinary. Malaria was eradicated in the US in the 1950s. It was gone from all developed countries as well as large areas of tropical Asia and Latin America by the mid-1960s. Only in Africa, where eradication efforts were limited, did the disease maintain its sway.

But malaria has now rebounded in many areas of the developing world. Important factors behind this rebound include population growth and movement, deteriorating public health systems, poor housing conditions, and altered land use. Other elements have been the reduction in the use of DDT and the increase in resistance of some malaria strains to current antimalarial drugs.

Research at Harvard and elsewhere has shown that malaria so debilitates its victims that it severely limits economic growth. Some countries may never be able to advance unless they can control this disease.

The resurgence of malaria, the knowledge that it is preventable and curable, and the huge costs and suffering it imposes have galvanized several organizations to take action. The spearhead for the fight is the **Roll Back Malaria** movement, launched by the World Health Organization together with the governments of several malaria-affected countries, the UN Development Program, UNICEF (UN Children's Fund), and the World Bank. Through country and local community partnerships it promotes such measures as the use of insecticide-impregnated bed nets and new technologies and medicines to control and treat malaria.



Annual deaths from malaria
(millions)
3.0
2.0
1.0
0.0
World
Africa
Asia
Central and South America
1900
1930
1950
1970
1999

Source: Roll Back Malaria; R. Carter

Private groups are also playing a role. ExxonMobil is supporting Roll Back Malaria. We will work with governments and others on an enhanced control program in at-risk regions where we operate such as Angola, Cameroon, Chad, Equitorial Guinea and Nigeria. We will also help fund leading efforts such as the **Harvard Malaria Initiative** and the **Medicines for Malaria Venture**, which hopes to develop new antimalarial drugs through private-public research partnerships.

The scourge of malaria will not be easily eliminated. But progress can be and will be made as long as the determination to fight this most widespread of killers can be sustained.

ExxonMobil™

EXHIBIT 9

ExxonMobil

WORLD

For Our Employees
And Their Families

Fourth Quarter 2001



ExxonMobil
Linda
Hidalgo

MANAGERS' MINUTES

Ed Galante, Rex Tillerson Answer Employees' Questions

GROWTH EXPERIENCE

New Employees Tell Why They Chose ExxonMobil

WEIGHT REMOVAL

Technology Leads to Upstream, Downstream Partnership

Different places, different faces

Customers everywhere associate ExxonMobil brand lubricants with dependable products, smoothly processed orders, wide availability and trouble-free motoring. This ad is part of a new global advertising campaign that establishes the brands' core benefit, RELIABILITY, through a message of quality and efficiency. Thus the self-confident claim of the headline "Need exactly the right oil for the job? That's the only kind we deliver." The theme is reinforced in the tagline "That's why there's Esso."



necesita
el lubricante
exacto para realizar su trabajo?
Con certeza
lo recibirá.
© 2001 Exxon Mobil Corporation
En este mundo no hay muchas cosas de las cuales se puede estar seguro. Pero de lo que si puede estar seguro, es de que ESSO le entregará el lubricante que usted necesite, cuando lo necesite. Producimos una línea completa de productos de alta calidad, para garantizar la entrega del lubricante adecuado a sus necesidades, no un sustituto que pueda causar problemas. Ademas estamos prácticamente en todos lados. Así que la próxima vez que necesite un lubricante específico, tenga la seguridad de que solo tiene que recordar una marca: ESSO.
Es por esto que existe ESSO

CONTENTS

VOLUME 1, NUMBER 2

EXXONMOBIL WORLD
FOR OUR EMPLOYEES
AND THEIR FAMILIES

JEANNE O. MITCHELL
MANAGER OF COMMUNICATIONS

DON EMPIE
EDITOR


page 9


page 12

ExxonMobil World is published quarterly by and for the employees of ExxonMobil. It is produced by Public Affairs in cooperation with Human Resources, with contributions from operating and support functions, as well as articles adapted from other ExxonMobil publications and material from industry organizations. Spelling and style are based on Webster's New World College Dictionary, Third Edition; The Associated Press Stylebook and The Elements of Style by Strunk and White.

Exxon Mobil Corporation has numerous affiliates, many with names that include ExxonMobil, Exxon, Esso and Mobil. For convenience and simplicity in this publication, those terms and the terms corporation, company, our, we and its are sometimes used as abbreviated references to specific affiliates or affiliate groups. Similarly, ExxonMobil has business relationships with thousands of customers, suppliers, governments, and others. For convenience and simplicity, words like venture, joint venture, partnership, co-venturer, and partner are used to indicate business relationships involving common activities and interests, and those words may or may not indicate precise legal relationships.

CONTACT US

ELECTRONIC MAIL:
exxonmobilworld@exxonmobil.com
OR
ExxonMobil World, Messages

FAX:
972/444-1139

ADDRESS:
EDITOR, *EXXONMOBIL WORLD*
ROOM 2426
5959 LAS COLINAS BLVD.
IRVING, TX 75039-2298

COVER:
Linda Williamson and Mark Hidalgo earned top honors from the U.S. Occupational Safety and Health Administration. Full story, page 17


page 3
ExxonMobil

Help us find you!
To make corrections to *ExxonMobil World* distribution lists or shipping addresses, *please contact us at exxonmobilworld@exxonmobil.com* or ExxonMobil World, Messages.



ExxonMobil, employees unite to help

On September 18, the ExxonMobil September 11 Disaster Relief Campaign was launched in response to the tragic terrorist incidents in the United States. The campaign provided an initial $5 million gift and will match 3:1 participants' contributions up to a maximum total gift level of $20 million. As of November 1, more than $1.7 million has been collected in worldwide donations and with the addition of the company match, contributions total more than $7 million.

"The campaign was launched one month ago and the initial response has been excellent," says Arleen Lawson, campaign coordinator. "If you combine the initial $5 million contribution with worldwide and Company match, we are more than halfway to meeting the $20 million campaign goal. There is still plenty of time for employees to participate, as the campaign will run through December 21."

If you would like more information on how you can contribute to the campaign or make an additional contribution, forms can be found on the company intranet at *http://empa.na.xom.com/InsideEM/IEM/employee_interest/disaster_relief/disaster_relief.html*

LETTERS

This afternoon the new corporate magazine *ExxonMobil World* dropped into my mailbox. Congratulations! I liked the magazine – both the layout and the contents – I think you've done a great job with it.
Regards,

Arvid Baerheim
NORWAY

I am wondering if the 2000 earnings value on page 8 is correct. I thought that our earnings were nearly $18 billion in 2000 while your article quotes "nearly $8 billion" in the second paragraph.
With best regards,

Gabor Kiss
NEW JERSEY

Editor's note: The figure should have been $18 billion for our earnings in 2000.

Enjoyed reading the first edition of *ExxonMobil World.* Thought the content, layout and size was just about right. Well done to all involved in the development and production of this magazine.

I would be interested in an article on employees worldwide – how many, main employing centres, regional organisations. For instance, although I work in UK & Ireland, with a reasonable understanding of the Company's activities and employing locations, I really don't know how many ExxonMobil people work here, nor in the neighbouring Europe region (of which UK/Ireland is part). A potential downside of functionalisation is that we lose sight of the range and breadth of the company's activities "in our own backyard."

Les Black
UNITED KINGDOM

May I just say that the first issue is just about the best worldwide employee newsletter that I have seen!!!! Keep it up......if you haven't heard this many times over already by now!!

Colin Chee
SINGAPORE

This is to congratulate you on the EXCELLENT edition of ExxonMobil World magazine.

As you can see I have been retired a LONG time – since 1965. ... The only question is, why the red print for the article on page 15? Us old folks have a hard time reading the print.

Joe Barber, Retiree
TEXAS

Send letters and article suggestions to the editor via e-mail at *exxonmobilworld@exxonmobil.com* or ExxonMobil World, Messages.

Weight Removal

Innovation, cooperation lift heavy crude into commercial production

A new approach to an old challenge means ExxonMobil's refinery in Chalmette, Louisiana, will see a steady stream of crude oil from Venezuela for the next 35 years.

It all began nearly a decade ago when the Venezuelan government started to encourage foreign investment to develop reserves estimated at 270 billion barrels of heavy crude oil in its Orinoco Heavy Oil Belt. The challenge was

CONTINUED


ExxonMobil

Desiree Mancuso, operator at the Chalmette, Louisiana, refinery, helps transform heavy Venezuelan crude into saleable fuel.



A worker prepares a cutting tool that removes petroleum coke from drums at the new Cerro Negro Upgrader Complex.

CONTINUED FROM PAGE 3

to do that cost-effectively, since the extra-heavy Venezuelan crude requires extensive processing to produce saleable fuels.

"We developed the project in reverse," says Gabriel Garcia, former joint venture coordination manager for Petroleós de Venezuela (PDVSA), the state oil company of Venezuela. "We sought a refinery whose configuration would be well-suited for this extra-heavy crude, and then designed production and upgrading equipment to complement the target refinery facilities."

With the engineering complete, ExxonMobil was ready, and in 1997 the Venezuelan government approved four projects to produce and process the heavy crude oil.

Operadora Cerro Negro (OCN), an ExxonMobil affiliate, formed a joint venture with PDVSA to produce the oil from about 118 square miles of the oil belt. The same year, the ExxonMobil Chalmette Refinery formed a 50:50 joint venture with PDVSA, as part of a long-term agreement to process the extra-heavy crude, under the name Chalmette Refining, L.L.C.

> "Innovative thinking provided the partial upgrading solution and then gave us the technology we needed to go from concept to implementation."

The Chalmette Refinery was chosen because it could be equipped to process the heavy, tar-like crude without the major modifications that would be required elsewhere. Even so, workers spent more than 1.5 million hours over three years getting Chalmette ready.

"We installed 67 pieces of new equipment, including a 100-foot-tall parallel reactor for our cat feed hydrotreater, and modified about 50 others," says



Success required collaboration from many areas, including (from left) Lind Guillot, project manager; Kris Torberson, SH&E programs group leader; Gene Weber, Neal Simmons and Bill Rieger, project managers; and Karl Boehm, field safety advisor.


ExxonMobil
ExxonMobil

Installation of 67 pieces of new equipment and modifications to 50 others allow Lisa Muscarello and Forest Waters, operators at the Chalmette refinery, to help convert heavy crude.

Bill Reiger, Cerro Negro project manager at the Chalmette Refinery. "It was a huge effort, but the facilities are on-stream and ready for reliable, profitable, safe operations for years to come."

Delivery of the crude began in August and will reach about 90,000 barrels a day.

"It's exciting to be a part of a project like this," says Dan Zivney, Chalmette Refinery manager. "We're pioneering a unique level of Upstream/Downstream business cooperation and technology alignment which expanded our production and refining business opportunities for these two major corporations."

While the Chalmette Refinery was busy making modifications to receive the crude, OCN was producing the Cerro Negro field and building an upgrading complex on the eastern coast of Venezuela. The extra-heavy crude oil produced at Cerro Negro is diluted and transported by pipeline 190 miles to the port of Jóse, where the upgrader complex prepares the synthetic crude oil for loading onto tankers for delivery to Chalmette.

"Innovative thinking provided the partial upgrading solution and then gave us the technology we needed to go from concept to implementation," says Ebert Cabrera, OCN process zone manager for the Jose Upgrader. "It's taken a little while, but our oil is flowing."

" It was a huge effort, but the facilities are now onstream and ready for reliable, profitable, safe operations for years to come."

Zivney and Mark Ward, ExxonMobil Upstream (OCN) general manager for the project, say that the work represents more than an engineering challenge that was successfully met.

"This project demonstrates the value of partnership," Ward says. "Upstream, Downstream and the joint venture partners set a common goal and have worked together to accomplish that goal. It's beneficial to everyone concerned."



Ed Galante (left) and Rex Tillerson

Ed Galante and Rex Tillerson

New senior vice presidents answer your questions

On August 1, Ed Galante and Rex Tillerson joined ExxonMobil's management committee as senior vice presidents. Since their appointments, the executives have been on self-described "steep learning curves" as they assumed new responsibilities. They have been travelling frequently and say they are very impressed with the employees they have met and operations they have seen.

Several employees have sent us questions about the management change, so earlier this month *ExxonMobil World* asked Galante and Tillerson some of your questions.

Q. How would you describe your management style?

RT: I try to listen to the very talented workforce in this organization. I see myself as a guy that removes obstacles so others can be successful. I'm there to clear the path for them so they can do what they're good at doing. Because if they succeed, the corporation succeeds and, in turn, we all succeed.

EG: I feel much the same way. I try to create an environment where people are challenged, can use their talents productively and know they are making a valued contribution.

Q. What qualities help make a successful employee?

EG: It starts with a strong belief in things we hold dear, such as safety, operational excellence and high standards of business conduct. Beyond these, when I would recruit for the company, I had three questions I asked myself after every interview. How would I like having this person work for me? How would I like working shoulder to shoulder with this person? How would I like working for this person?

The answers to these questions helped me to judge if the person had the qualities to be successful with this company – the intellect, energy, commitment, interpersonal skills and leadership that you see in so many of our people.

RT: It starts with a dedication to what you do – hopefully that means you enjoy what you're doing – and you need to have loyalty to your organization. In saying that, it is important to think about what's good for the company as a whole and not just the piece we're working on. It can be difficult because ExxonMobil is such a large enterprise, but we need to consider how our job contributes to the overall company.

Q. What should employees be focusing on right now to ensure our continued success?

RT: We have the best organization, in terms of people, that can be found anywhere. We've created a very efficient organization structure designed to take advantage of our people's enormous capabilities. What we need is for our employees to bring their best effort to work every day for the corporation and our shareholders.

EG: Keep focusing on the things we've been focusing on, but also recognize the ability to adapt to change is increasingly important. We will continue to see changes in areas such as customer needs, operations, locations and technology. And these changes will happen



Ed Galante

If you have any business-related questions you would like to see addresse much faster in the future than they have in the past.

Q. What drives you to go work every day?

EG: Knowing that I work in a stimulating, challenging environment with great people. I enjoy working in an environment where there is a constant flow of new issues and ideas to tackle and where I can make a contribution.

RT: It's certainly the people that motivate me. There are so many people in this organization that I respect for their abilities and dedication. The challenges we face every day are huge and to meet them we have to push ourselves to our full capabilities. It's exciting to be part of a business like that.

Q. What strengths do you see as main contributing factors to ExxonMobil's success?

EG: We have so many strengths, but I would start with our people. Not only the capabilities they bring to the organization, but all they learn and experience as employees. A list of strengths would also have to include our core principles, our work processes and systems, our technical prowess, our financial position, and our portfolio of businesses and brands.

RT: I would add that both heritage companies had strong commitments to technology. As a combined company, that only got stronger. Another is our large portfolio of opportunities, which allows us to be selective in the projects we pursue. You can't say that about many of our competitors.

Q. What are the biggest challenges facing ExxonMobil today?

RT: Certainly our competitors are a major challenge as they get stronger and improve their capabilities, just as we did with our merger. Another area is access to new opportunity. As the world evolves, we are working to establish relationships, understand host governments and gain access to potential resources on a long-term basis.

EG: One additional, more immediate challenge is having our views heard and better appreciated, particularly on an issue such as climate change. We are a large, successful global company and sometimes people would prefer we "go with the flow" or be silent and not voice our opinion. But there is value in openly debating these issues; there is value in differing views being expressed. We are a science-based company with knowledge to bring to the table and a right, if not a responsibility, to share our views.

Q. How do you relax away from the office and how important is that to your success?

RT: The job is so demanding that when I have some downtime, I spend it with my family. My wife's passion is horses and we live on a horse farm. I have four sons, with one of them still at home. He's 13 and we're great buddies. We like outdoor activities and hunt and fish together when we can.

EG: My wife and I also have four sons and now a grandson. We really enjoy just spending time with our family. We play a little tennis and golf, but mostly enjoy time with family and friends. For me it's a nice break from the demands of the job and a way to re-energize and refresh.


Rex Tillerson

ED GALANTE, 50
- Civil Engineering degree from Northeastern University in Boston, Massachusetts
- Joined Exxon in 1972
- Assignments included retail engineering, technical services, industrial sales, terminal operations, Corporate Planning, Supply, and Downstream Planning and Refining; prior to being named senior vice president, he was executive vice president of ExxonMobil Chemical Company
- Management roles included Exxon USA Refining, Esso Caribbean and Esso Thailand

REX TILLERSON, 49
- Civil Engineering degree from University of Texas in Austin, Texas
- Joined Exxon in 1975
- Assignments included engineering, technical and supervisory roles in Production and Natural Gas departments, and Production Advisor; prior to being named senior vice president, he was executive vice president of ExxonMobil Development Company
- Management roles included Exxon USA Production and Gas Departments, Exxon Yemen and Exxon Ventures (CIS)



VITAL RESPONSE

ExxonMobil crews rescue four during sea emergencies

Lending assistance to others in need is an ironclad tradition for mariners, whether they are on fishing boats, ships or offshore oil platforms.

Fortunately, incidents requiring an emergency response are rare. In the United States, for example, the crews of SeaRiver Maritime's fleet, ExxonMobil's U.S. marine transportation affiliate, have been recognized for emergency rescue assistance three times in the last five years.

"The frequency of responses by our fleet is simply a function of being in the vicinity when an incident occurs," says Keith Gill, personnel and operations safety manager with SeaRiver. "Regardless, our mariners attend a variety of unique training courses and participate in various onboard response drills to hone their emergency skills. SeaRiver, through the efforts of the men and women who serve on board its vessels, is recognized as an industry leader in safety."

Twice in recent months ExxonMobil crews have demonstrated the value of such training.



In photos at top, the crew on ExxonMobil's tanker *Ras Laffan* rescues three pleasure sailors.
Above, Stacey Stanley, paramedic, and Donna Johnson, senior operator, coordinated emergency medical assistance for a commercial fisherman from the Hoover-Diana platform.

HOOVER-DIANA MEDICAL RESCUE

It was the middle of a warm August night when Donna Johnson, a senior operator, received a call from a commercial tuna fishing boat that was 3.5 hours away: a butcher had severed an artery and was losing blood rapidly.

Johnson awakened Craig Mellington, senior field superintendent, and Stacey Stanley, the Acadian Ambulance paramedic assigned to the platform. As Stanley radioed medical instructions to the fishing boat, Johnson maintained communication with the Coast Guard in Corpus Christi, Texas.

"A helicopter air rescue would have been extremely risky because of the nets, booms and cables on the fishing boat's deck," Mellington says. A crane and personnel basket on the rig carried Mellington and Stanley down to the boat and brought the injured man onto the platform. The Coast Guard helicopter then airlifted him to a hospital.

RAS LAFFAN FINDS SAILORS ADRIFT IN CARIBBEAN

A routine boat and fire drill aboard ExxonMobil's tanker *Ras Laffan* became a real exercise in September. During the drill, Captain B.K. Suri spotted three people waving from a small boat 200 miles (350 kilometers) offshore St. Lucia.

"It's unusual to find a small boat so far from land, so I immediately changed course to meet this one," says Suri. "When we got there, we learned that the three men had been adrift without food or water for eight days after their outboard motor seized. They were so weak they could hardly walk when we hoisted them aboard."

Ras Laffan had no medic, but it did have a well-trained crew who gave the stranded sailors juices and other fluids for hydration and shock.

The three men were put safely ashore on the island where they had started.

The ever-increasing quality of ExxonMobil's global workforce is a key competitive advantage. "It's essential that we build on this advantage by continuously recruiting the best talent available and by actively developing all employees to their full potential," says Doug Yarbrough, corporate Human Resources staffing and development manager. "Our well-established employee development processes support achievement of this goal."

Development lasts throughout an employee's career and includes ongoing performance assessment and feedback, training and varying work experiences.

"The scope of our worldwide operations, combined with our industry-leading position and outlook for profitable growth, provide employees with a wide range of career paths, both in and outside their home countries," says Yarbrough. "The opportunities for challenging and rewarding careers at ExxonMobil have never been better."

According to five recent hires, the opportunities are good from anywhere in the world.

Growth Experience

New employees find challenges, experiences, job satisfaction

BRIGETTE GÜNTNER had two goals when she graduated from European Business School in Germany with a degree in international business administration: she didn't want to do the same tasks for the next 30 years, and she didn't want to stay in Germany for the rest of her life.



Brigette Güntner, business analyst, Brussels, Belgium

"One advantage of ExxonMobil is that I change jobs every 18 months or so," she says. "I can have a lot of very different assignments within the company. Other people have to change companies to do that."

Güntner, a native of Stuttgart, Germany, works with local teams to transform dealer sites into unattended sites that operate automatically.

She often travels to the United Kingdom and France from her base in Brussels, giving her ample opportunity to practice the English and French she learned in college.

"I'm very open to the type of job and location I have next," she says. "I can't say I want a particular position; I just want an interesting job that keeps challenging me."

LAI JUN was looking for a "real" job to use as a starting point for a strong career when he graduated from National University of Singapore with a degree in chemical engineering.

"A process engineer in a major new project fit my short-term goal perfectly," says the native of China. "And ExxonMobil's job rotation offers new career exposure and challenges."

Jun started with the company 20 months ago, after a six-month internship, and says he appreciates the internal resources available to him. From ongoing development training to senior advice and expertise, he has always found the answers he needs to succeed.



Lai Jun, chemical engineer, Singapore

"It's a friendly but professional work environment that offers me career exposure and challenge," he says. "I'm gaining experience and knowledge that nobody would want to miss."

CONTINUED

[illegible] with Experience

CONTINUED FROM PREVIOUS PAGE

As a new mother, **MICHELLE BURCHFIEL** is pleased with the emphasis ExxonMobil Treasurer's organization puts on the balance between work and home.

As a career woman, she appreciates the challenges and opportunities inherent in working for a multinational firm.



Michelle Burchfiel,
senior financial analyst,
Houston, Texas

"I picked ExxonMobil because it's a big, stable company in a dynamic, essential industry," she says. "It has the resources to develop people, and the scope to provide challenging opportunities in different businesses around the world."

An Ohio native, Burchfiel earned a bachelor's degree in economics from John Carroll University in Cleveland and worked at the Federal Reserve before going to the University of Chicago for a master's in business administration. She joined the ExxonMobil staff early in [illegible].

"It's a little daunting to come out of business school and think about a career in the same company for 30 years," she acknowledges. "But I'm very pleased so far, and I expect to continue to have challenging work assignments and additional professional development while maintaining an important balance between work and home."

GBENGA AJENIFUJA felt at home the minute he started work with ExxonMobil as an intern. That feeling didn't change when he became a full-time employee last year.

The company has offered him an international perspective, with several trips to Spain and Houston, Texas, required for projects he has been working on.

"I knew it would be very challenging, because ExxonMobil has a standard and you have to be very disciplined and always on your toes to meet that standard," Ajenifuja says. "But I also knew that I would have the opportunity to develop in any career path I chose."

Ajenifuja has always had an affinity for electrical applications – in fact, his family turned to him whenever anything broke at home. He honed those instincts while earning a bachelor's degree at Obafemi Awolowo University in Ile-ife, Nigeria, and now expects to see how far he can go with ExxonMobil.



Gbenga Ajenifuja,
electrical engineer,
Lagos, Nigeria

"ExxonMobil is a premier petroleum and petrochemical company that introduces you to new technologies and helps you grow professionally," he says. "I don't need to go somewhere else. I can move around within the company and be just fine."

When **CRISTIAN MEDINA** was studying at the Technological Institute of Santo Domingo, he expected to follow in his father's footsteps and open his own civil engineering business after a few years in the workplace.

He went to work for a family-owned firm after graduation, but soon realized he would prefer an international company owned by shareholders. He joined ExxonMobil two years ago.

"[illegible] proud and challenged [illegible] ExxonMobil for all my professional life," says Medina. "New employees are empowered at ExxonMobil, and we get the training we need to continue to develop our skills and abilities. That helps the company, of course, but it also helps me.


Exxon
AMER
ExxonMobil

Cristian Medina,
retail project engineer,
Santo Domingo, Dominican Republic

"I know people think it's easy to get lost in a big company, but we don't," he adds. "There is a lot of communication and guidance from the local company and our functional guides, which helps us achieve our goals."



Johnny Magnabosco has been a familiar, friendly face at Altona Refinery for 50 of the 51 years the facility has been open.

50 Years of Service

'Pie man' an integral part of Altona Refinery's history

Johnny Magnabosco began work at the Altona Refinery in Australia as a way to make money until he started his own concrete business. Fifty years later, he and his pie wagon are still making their rounds – and plenty of friends.



More than 200 friends, family and coworkers gathered to congratulate Johnny and Romana Magnabosco on his 50 years of service.

Magnabosco had recently arrived in Australia from Italy when he first turned up for work as an apprentice fitter on Aug. 25, 1951. He then became a cleaner and odd-jobs man.

In 1952 his fiancée, Romana, arrived from Italy and they were married.

The following year he was asked to help out in the cafeteria, and a legend was born.

"When I started there I only planned to work for a short time," Magnabosco says. "But my wife was expecting our first child and I liked working in the cafeteria, so I stayed."

"Johnny radiates a sense of quiet achievement that makes people feel good about themselves and their teammates as he goes about with coffee, tea, cakes and pies," says Mike McGrath, refinery manager. "Fifty years of service to this refinery is a magnificent milestone in a career that anyone would be proud to emulate."

His tenure, already among the longest for ExxonMobil's active employees, is getting longer and Magnabosco sees no reason to slow down now.

His goals are to live a long and healthy life, enjoy his children and grandchildren, continue to enjoy a couple of glasses of red wine at night … and to keep on working.

Note-able Progress

User acceptance grows as computer rollout nears completion

The day is fast approaching when every ExxonMobil employee will be using the same computer and software programs, greatly increasing their ability to share information quickly.

Rollout of the Horizon Standard Managed Environment (HSME), piloted at several sites in June 2000, stood at 85 percent through September 2001.

This project to integrate employees' personal-computing systems is the largest information services infrastructure project ever undertaken by ExxonMobil. It is being delivered on time and, with an accelerated 18-month schedule, is one of the safest rollouts of its kind.

Adding to the challenge was the sheer number of different personal-computing systems used worldwide and even within locations – 11 just in Baton Rouge, Louisiana, for example.

"In Central Europe, our main challenge was the large number of different applications that had to be made compatible with the new environment," says Oliver Goppelt, site rollout lead for Hamburg, Germany, and Central Europe.

The challenge in Americas South was coordinating delivery. "Brazil alone has 85 sites," says Carlos Eduardo Garcia, regional coordinator for the Caribbean, Central and South America. "Even with so many locations, we still finished our rollout in September."

The majority of employees not yet on the new system are in Upstream organizations. "Upstream linked its rollout to deployment of new technical applications (see accompanying story), so they won't be finished until August of 2002," says Harry Born, with the Global Office program management team in Houston, Texas. "But in other areas we are at or very near completion."

Dell Computer Corporation supplied the new hardware. Gwenn Azama, its executive representative, says, "ExxonMobil definitely stands out at Dell as one of the largest rollouts we know of and in the shortest time. We developed several new processes on the part of both organizations to streamline the activity."



Harry Born, with the Global Office program management team in Houston, Texas, describes the project rollout.

She adds that other major clients roll out an average of 2,000 units a month, versus ExxonMobil's 8,000.

As can be expected with a project of this size, there were bumps along the way, especially early on. For example, with the new Lotus Notes e-mail system, some users experienced difficulties with calendar

IPES/Alliance the right blend for Upstream processes

The challenge was straightforward, but hardly simple: combine post-merger Upstream business processes worldwide into consolidated computer systems.

After 18 months of wholesale changes, extensive training, detailed planning and exhaustive testing, that "straightforward" goal has been reached in the United States and Europe.

Called the Alliance project in the United States and the International Production Enterprise System (IPES) in the United Kingdom, Norway, Germany and Mobil Producing Netherlands, the two projects completed rollout about the same time.

"We couldn't continue to operate the merged business on two systems and effectively capture synergies after the merger," says Troy Dodd, Alliance project manager. "We had to select the best systems from both companies, upgrade them for proper security controls and then establish a single way of doing business."

The new systems fully cover all Upstream business functions, including maintenance, purchase-to-payment, logistics, warehousing, accounting and reporting. SAP is the primary system of choice for both projects.

Despite a rather steep initial learning curve, implementation has been smooth.

"The system has gone live with no disruption to the business, despite the significant amount of change," says Colin Bull, IPES project executive. "The systems are operating as designed, providing standardized business processes for the international Upstream, and users are becoming more comfortable with them every day."

Building on that success, the second phase of IPES is under way for Saudi Arabia, Chad, Cameroon and Angola. That rollout is targeted for mid-2003.



Oliver Goppelt and Jana Linke, Global Office rollout team members for Central Europe.

entries and personal address books. As the transition continues, solutions to many of those issues are in progress, and later rollouts have gone particularly smoothly.

"We're 85 percent consolidated into one large ExxonMobil address directory, and it continues to get easier to find an e-mail address," Born says. "And a problem with calendar entries has been solved with product changes made by Lotus and by helping users change some default settings."

Users are being offered additional e-mail training, and help-desk personnel have become more knowledgeable and therefore more helpful. The Messaging and Collaboration Reference Center, accessed by the Info button from the Lotus Notes Inbox, is another resource.

What does it mean for employees? Sharing data around the world is quicker, and real-time collaboration with coworkers at multiple locations is more efficient, with a common suite of office products. Further, about 25 percent of users were issued laptops, which can be plugged in easily in offices and our network around the world.

Finally, users can download common software and applications straight from the shared network, reducing the time and resources needed to install programs. About 6,500 business and technical applications are available at specific locations worldwide.

Quick Clicks

- $250+ million project
- 93,000 desktop and laptop computers
- $500 per computer saved annually in maintenance and infrastructure
- More than one million work hours to complete the rollout
- 10,000 used PCs donated to charities and schools

Top 10 e-mail best practices

You can help make e-mail more efficient. Here's how:

1. Send mail only to necessary recipients; use distribution lists in moderation.
2. Think before using Reply to All.
3. Limit routine acknowledgements such as "thanks" or "done."
4. Limit attachments. Send shorter text in the body of e-mail messages. Use Reply with History No Attachments to avoid sending attachments back and forth.
5. Place large files and images in the large document database and send a link rather than an attachment.
6. Establish a brief signature file without graphics or animation that includes phone and fax numbers as well as company address and room number.
7. Delete unnecessary messages immediately.
8. Detach and delete attachments, or detach attachments and delete messages.
9. Archive messages you really need to keep.
10. Keep copies of sent messages only when necessary.

E-mail Explosion

Since 1998, e-mail use has grown among ExxonMobil employees. The number of messages sent per user each day jumped by 50 percent, while the size of each message rose by 175 percent.



Avg. number of messages sent
15
10
Avg. size per message
2001
1998
66kb
24kb
Juan Thomassie



C.Y. Cheng's leadership has helped the North American polypropylene non-woven industry grow from less than 100 million pounds to more than a billion pounds per year.

Chemical Charisma

Fascination with polymers leads to prestigious honor for Cheng

A degree in chemical engineering led to C.Y. Cheng's introduction to polymers, but it was his never-ending fascination with polymers' potential that ultimately earned him status as a Fellow of the Society of Plastics Engineers.

Only 183 of the society's 31,000 current members, who represent 70 countries, have been named Fellows since the designation was instituted in 1984. The organization is the leading technical society for the plastics converters industry.

"There was a lot of uncharted territory in polymers when I started working," says the senior engineering associate in polypropylene technology at ExxonMobil's Baytown, Texas, polymers center. "I returned to school to explore it, and earned a Ph.D. in polymer engineering."

Cheng, a native of Taiwan who has been in the United States since 1968, has been active in charting many of the industry's back roads. He has been instrumental in commercializing ExxonMobil's metallocene-base polypropylene resin for textile applications.

Cheng is the leading expert in polypropylene non-woven product and process technology, according to customer and equipment suppliers. Non-woven fabrics are used in articles such as disposable diapers and hospital gowns.

"I'm pretty well-known in the industry," he more modestly acknowledges.

When he isn't exploring new technologies or developing new products for customers, Cheng can often be found at his "second job."

"I play violin with the Clear Lake Symphony," he says. "I took violin in high school and college, and I just stayed with it."

Whether he's working with chords or chemicals, "staying with it" seems to be a key ingredient in Cheng's success.



James Bracken (right), president of the Society of Plastics Engineers, presents a Fellow award to ExxonMobil Chemical's C.Y. Cheng.

PEAK PERFORMANCE

Sales managers prove One Team is route to the top


UHURU
ExxonMobil

Boch and Rosset plant an ExxonMobil flag on Mount Kilimanjaro, the highest peak in Africa.

Michel Boch and Bernard Rosset knew that "One Team," the slogan of the ExxonMobil merger, was becoming a reality. They proved it by climbing Mount Kilimanjaro, the highest peak in Africa.

"We wanted to show that 'One Team' is more than just words; that people who came from different companies could work together as one team," says Boch. "And we both like a challenge."

Rosset, French industrial lubricants sales manager, is heritage Mobil; Boch, sales manager for Esso brand lubricants in France, is heritage Exxon. After the merger made them coworkers, they discovered they had more in common than lubricants.

Rosset has been a marathon runner for 25 years, averaging 35 to 50 miles (60 to 80 kilometers) a week in training. Boch is an adventurer who has climbed mountains around the world.

Together, they scaled the 19,340-foot (5,900-kilometer) peak of Kilimanjaro, which is in Tanzania, in five days.

"The most difficult part of the climb was the cold wind, rain and snow," says Rosset. "We were wet the whole time."

Despite the conditions, which turned the final ascent into a six-hour test of strength and determination, the men made it to the summit – and planted an ExxonMobil flag.

They also agreed to take on Argentina's Mount Aconcagua – at 22,840 feet (7,000 meters), the highest peak in the Western Hemisphere – in January.

After that, they aren't sure where they'll go, although Rosset is in favor of abandoning cold, snowy peaks for hot sun and sand.

"I'd like to cross a desert next," he says. "Maybe in 2003."



When they aren't climbing mountains, Boch (left) and Rosset are all business.

OUR THOUGHTS



Health initiatives bring care, improvements to developing nations

The search for oil and gas takes us to developing countries around the world.

Too often, when we find oil and gas in these countries we also find disease, hunger, unclean water and governments struggling to maintain basic services in the face of daunting challenges.

I am proud of ExxonMobil's leading role in combating diseases and public health conditions that threaten the lives of adults and children in developing countries. The health and well-being of our employees, their families, communities and countries are all inextricably linked to economic growth and development worldwide. Families debilitated by infectious disease and isolated from health services have little opportunity to become productive employees and active citizens.

ExxonMobil is taking major steps to improve employee and public health in developing nations. We are working with governments, companies and humanitarian aid organizations to help stop the spread of diseases in the developing world.

One of the most devastating is malaria, which kills more than a million people worldwide every year, although it is preventable and curable. Most of those deaths are in Africa.

To stop the resurgence of this lethal disease, we are supporting Roll Back Malaria, launched by the World Health Organization, United Nations agencies (UNICEF, UNDP), World Bank and the governments of several malaria-infected countries to promote use of insecticides, new technology and medicines to control and treat malaria.

We also fund efforts such as the Harvard Malaria Initiative and Medicines for Malaria, which hope to develop new antimalarial drugs through private-public research partnerships.

Malaria isn't the only problem faced by developing nations, and ExxonMobil is helping address many other threats to health. Some of our efforts include:

- Providing clean water from safe wells for communities in the western desert of China
- Building local clinics to serve families in Indonesia and Nigeria
- Vaccinating employees and families in southern Chad against an infectious meningitis epidemic
- Joining efforts to reduce the spread of AIDS in Angola and elsewhere
- Working with UNICEF to increase neonatal tetanus inoculation

Working to improve health as we conduct our business operations in developing countries represents a sound and enduring approach to our business. More important, it represents our commitment to responsible corporate citizenship. That's a commitment every one of us takes very seriously.

Dr. Steven Phillips
International Medical Director
International Medicine and Occupational Health

EXXONMOBIL EXCELLENCE

The recognition that ExxonMobil affiliates, facilities and employees earn for their attention to safety, health or the environment represents more than just social responsibility.

Safe operations translate to enhanced competitive advantage and improved profitability as well as creating a safer, more productive environment for employees.

ExxonMobil award-winners in recent months include:

EMPLOYEES EARN BACK-TO-BACK OSHA VPP OUTREACH AWARD

For the second year in a row, an ExxonMobil employee has earned one of the U.S. Occupational Safety and Health Administration's (OSHA) highest honors.

Mark Hidalgo, a safety inspector and chairman of the Joint Health and Safety Committee at the Beaumont, Texas, refinery, won the Voluntary Protection Program Participants Association Outreach Award this year.

Last year's winner was Linda Williamson, a terminal operator at the Hull, Texas, LPG storage facility.

Hidalgo, the third of four generations in his family to work at the Beaumont refinery, earned the award for his work in bringing unions and companies together to reduce injuries in the workplace by adopting OSHA's Voluntary Protection Program (VPP).

"Getting management and unions to focus on VPP is the right thing to do," he says. "The end result is that it stops injuries. With all employees participating in VPP, the refinery is a safer workplace."

Williamson received the honor for her work in promoting VPP in a different way.

"New Mexico didn't have a state VPP plan, and I thought they should," says the 27-year ExxonMobil employee. "So I worked with the head of OSHA in New Mexico and they have a plan now."



Linda Williamson and Mark Hidalgo with the awards they received for their efforts in promoting safety in the workplace.

Williamson is a former chair of the Hull facility's joint safety and health committee and now chairs the outreach and education committee for VPP's Region VI, of which New Mexico is a member. She also is working with VPP's Region VIII to increase sites there.

SRIRACHA REFINERY OUTSTANDING AT ENERGY CONSERVATION

The Esso Sriracha Refinery in Thailand uses recovered heat from hot flue gas to generate steam, developed an in-house computer program to maximize overall boiler efficiency and is taking a leading role in building models to study the optimum cleaning period for crude preheat train exchangers.

Those activities are among the energy conservation programs that won the refinery the Outstanding Energy Conservation Award from the Thailand Ministry of Science, Technology and Environment. The award is given annually to a facility or business whose performance in energy savings has been exemplary.

The programs initiated at the Sriracha refinery also include state-of-the-art computer control technology to optimize efficiency in the refining units and increase heat exchange among process streams.

Together, the measures have the potential to save as much as 320 million baht ($7.2 million U.S.) per year.

Recognizing Excellence
We want to know when a company or an employee has earned special recognition. Send news of national or international honors to *exxonmobilworld@exxonmobil.com* or to ExxonMobil World, Messages.

SNAP SHOTS

HEADED SOUTH FOR THE WINTER?

Depending on where you are, going south may mean south of the border, south of the Equator or maybe even the South Seas. But no matter how far south you go – even to Tierra del Fuego, at the southern tip of Argentina – chances are pretty good that you will be able to find a station selling ExxonMobil gasoline.

Not only is Tierra del Fuego the last stop before Antarctica and the South Pole, it's the site of Oasis – ExxonMobil's southernmost service station, in the city of Rio Grande.


ESSO
ESSO
ESSO

Customers have gone as far south as they can go when they arrive at the Oasis service station in Tierra del Fuego, Argentina – ExxonMobil's southernmost service station. When they get there, employees Patricia Carrizo and Ariel Baez are waiting with a smile and a helping hand, even in the dead of winter.

Whether you're in search of adventure or just a trip off the beaten track, you'll find ExxonMobil's friendly and familiar signs awaiting you – no matter how far south you make it.


ExxonMobil
Chemical

Neighbor Kerryanne Brierly and ExxonMobil's Nigel Burt display emergency response materials suitable for visually impaired community residents.

NEIGHBOR'S INSIGHTS HONE EMERGENCY INSTRUCTIONS AT FAWLEY REFINERY

A visually impaired neighbor has opened some eyes at the ExxonMobil refinery at Fawley, England.

Kerryanne Brierley, who lost most of her sight to a degenerative disorder, pointed out that she couldn't read the emergency instruction card the refinery had distributed to the community.

"It had black print on a green background and was dotted with diagrams," says Nigel Burt, advisor with the emergency planning team. "It looked attractive, but was very difficult to read for those with impaired vision."

In cooperation with the Royal National Institute for the Blind and Simon Parker, the county's emergency planning officer, Burt and Fawley Public Affairs Manager Delia Ponter revamped the card. They eliminated unnecessary drawings and increased the size of the black type, now on a white background to give maximum contrast.

Working with Brierley to determine other approaches, they also installed a toll-free telephone number where people can get emergency instructions by recorded message.

So far, 300 people have called for information that includes the sound of the siren that will go off in the event of an emergency. Because there has never been such an emergency, many neighbors were confused by routine end-of-shift sirens or equipment alarms.

"It was really obvious when you think about it," Burt says, "but it took one of our neighbors to point it out. It is really important, when there are safety-critical messages to get out, that we consider all members of the community and how we communicate with them."

FOOTBALL TOURNAMENT KEEPS CHEMICAL EUROPE'S EYES ON THE BALL

ExxonMobil Chemical Europe employees relish a challenge, and they don't object to sharing some fun with their coworkers on weekends.

That's why the ExxonMobil Chemical Europe International Football Tournament, in its 15th year, attracts teams from four countries.

The football – or soccer, as it is also known – tournament grew out of Belgian employees' regular challenges to other ExxonMobil teams in the 1970s, says Marc Puttemans, a European Technology Center employee in Brussels. Puttemans has played in every tournament since the event began.

Photos Courtesy of TDS Photographic



Members of the winning team from Fawley, England, gather for a victory photo.



The action is nonstop during the annual ExxonMobil Chemical Europe International Football Tournament.

"When people decided to issue challenges for six-on-a-side teams, they could play two matches at a time on one field," he says. "So they invited three other teams and called it a tournament. The first time a team from Rotterdam, Netherlands, played, it was immediately called international."

When play is finished, an awards ceremony, barbecue, buffet, music and dancing extend the camaraderie.

This year, 24 teams from Belgium, United Kingdom, the Netherlands and France participated in the competition at Fawley, England, where a home team captured the trophy.

"Of course, the winning team has more than a trophy," Puttemans says. "They have bragging rights for the next year."

HELPING TURTLES IN MALAYSIA

Esso employees and their families released hundreds of baby turtles into the South China Sea as part of a conservation project with the Rantau Abang Turtle Sanctuary.

About 350 turtles crawled across the beach and out to the sea as part of the event. After the release, the participants "planted" new eggs in an Esso-sponsored hatchery, designed to protect the eggs from natural predators during their incubation. Once hatched, those turtles will also be released.

Esso has supported this environmental project for nearly a decade.



Hundreds of turtles were released as part of the conservation project.

The World of

A brief look at some of ou



Canada

Exxon Mobil Corporation and Imperial Oil have reached an agreement that names Imperial the sole marketer of Mobil-brand lubricants in Canada. The pact adds Mobil-brand products to the Esso-brand line Imperial currently markets through its Canadawide network of Esso stations, the corporate brand in Canada.

United States

ExxonMobil is rated the top oil company to work for by student members of the National Society of Black Engineers. The survey was taken at the group's 2001 annual convention. The company ranked 21st overall, well ahead of Texaco, the second-ranked oil company, which was 49th overall.

Gulf of Mexico

Production started nearly three months early from the world-record Mica subsea development project in the Gulf of Mexico. The Mica field's two wells, 100 miles south of Mobile Bay, will produce 150 million cubic feet of gas and 15,000 barrels of oil a day at peak production. Mica's 29-mile tieback and 4,350-foot water depth make it a world record for deepwater subsea oil and gas production.

West Africa

Esso Exploration Angola (Block 15) Ltd. has started construction of the $3 billion, world-class Kizomba A project. The largest deepwater development offshore West Africa, Kizomba A has recoverable resources of about one billion barrels of oil, with target production of 250,000 barrels a day.

ExxonMobil

perations around the globe



Norway

Statoil ASA has selected ExxonMobil Research and Engineering's proprietary SCANfining sulfur removal process for use at the Mongstadt Refinery. SCANfining selectively removes sulfur while minimizing octane loss in catalytically cracked naphthas.

Kazakhstan

The first loading of oil from the Caspian Pipeline Consortium was completed in October. The 980-mile (1,577 kilometer) pipeline carries oil from Kazakhstan's Tengiz oil field to the port of Novorossiysk on the Black Sea. First-phase transportation volumes are expected to reach 550,000 barrels a day.

Qatar

Qatar and Bahrain have signed a cooperation protocol that is a major step forward in the development of a memorandum of understanding for a gas sales agreement. Gas would be provided from the Qatar Enhanced Gas Utilization project, in which ExxonMobil is a major participant.

Malaysia

ExxonMobil is in the start-up phase for three new oil and gas developments offshore Malaysia in the South China Sea. One, Angsi, in which ExxonMobil has a 50 percent interest, will be the largest oil and gas facility in Southeast Asia when it starts producing early next year.

Australia

ExxonMobil companies in Australia have been named an "Employer of Choice for Women" by the Equal Opportunity for Women in the Workplace Agency.


SAFETY SCORECARD
Injuries or illnesses per 100 employees*
Total rate
Lost-time rate
Total recordable incidents of 681 for employees through the third quarter of 2001 is well below last year's record pace.
.55
.07
.41
.06
.77
.14
.73
.09
.93
.14
.78
.14
1.84
.31
1.51
.26
.88
.27
.09
0
.52
.16
.30
0
.88
.19
.64
.14
2000 Total
2001 Jan-Sept
Upstream
Downstream
Chemical
Coal and Minerals
Corporate Headquarters
Global Services
Imperial Oil
EXXONMOBIL COMPANY OR FUNCTION
* Equals the U.S. Occupational Safety and Health Act standard of 200,000 work hours.
SOURCE: ExxonMobil Safety Departments


FINDING AND DEVELOPMENT COSTS
Average cost to the company to find and develop a barrel of oil or oil-equivalent barrel of natural gas.
$4.54
$3.41
$3.51
$5.14
$6.61
$9.36
1996-2000 Average
2000
ExxonMobil
Shell
BP
Calculated from publicly reported information.

Printed on recyclable paper

ExxonMobil
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
Internet Web site: http://www.exxonmobil.com

EXHIBIT 10


ExxonMobil
WORLD
For Our Employees
And Their Families
Fourth Quarter 2002
ENABLING PROGRESS
Chad/Cameroon Project Success
Includes a Higher Standard of Living
CENTERED ON EXCELLENCE
Centralization Creates Efficiencies,
Economies in Americas South
AHEAD OF THE CLASS
Leadership Skills are Basis
of Global Leader Forum

Different places, different faces

ExxonMobil's *On The Run* convenience stores are ideally situated for people whose lives keep them moving, as this advertisement shows. The ad was part of a campaign to introduce the stores in the United Kingdom, emphasizing the convenience of shopping in *On The Run* stores.


Available items
subject to stock.
Forgotten anything?
For all those extras you may need.
Esso
We're drivers too.

CONTENTS

VOLUME 2, NUMBER 4

EXXONMOBIL WORLD
FOR OUR EMPLOYEES AND THEIR FAMILIES

DON EMPIE
EDITOR


page 8


obil
Mobil
page 11

CONTACT US

ELECTRONIC MAIL:
exxonmobilworld@exxonmobil.com
OR
ExxonMobil World, Messages

FAX:
972/444-1139

ADDRESS:
EDITOR, *EXXONMOBIL WORLD*
ROOM 2406
5959 LAS COLINAS BLVD.
IRVING, TX 75039-2298

COVER:
Fatimata Hissein at the Esso Training Center in Chad's capital city of N'Djamena. Full story page 4.

Help us find you!
To make corrections to ExxonMobil World distribution lists or shipping addresses, please contact us at exxonmobilworld@exxonmobil.com or ExxonMobil World, Messages.

ExxonMobil World is published quarterly by and for the employees of ExxonMobil. It is produced by Public Affairs in cooperation with Human Resources, with contributions from operating and support functions, as well as articles adapted from other ExxonMobil publications and material from industry organizations. Spelling and style are based on Webster's New World College Dictionary, Third Edition; The Associated Press Stylebook and The Elements of Style by Strunk and White.

Exxon Mobil Corporation has numerous affiliates, many with names that include ExxonMobil, Exxon, Esso and Mobil. For convenience and simplicity in this publication, those terms and the terms corporation, company, our, we and its are sometimes used as abbreviated references to specific affiliates or affiliate groups. Similarly, ExxonMobil has business relationships with thousands of customers, suppliers, governments, and others. For convenience and simplicity, words like venture, joint venture, partnership, co-venturer, and partner are used to indicate business relationships involving common activities and interests, and those words may or may not indicate precise legal relationships.


page 18

LETTERS

There are so many company magazines – from business lines to country-based – and I was definitely put off when the first issue of *ExxonMobil World* came out. I just wasn't interested. Last night, I couldn't sleep. I saw the 3Q2002 issue and I decided to read it. I was completely engulfed in the articles and I read the whole magazine in the middle of the night. I did enjoy the articles and I'm writing to say a big WELL DONE. The magazine has also given me so much information on various issues and I'm planning on doing further personal research.

Looking forward to future editions.

Adetoke Adefioye
ENGLAND

I really enjoyed reading the last book review in the 3rd Quarter 2002 magazine. Where can I get a copy of "The Skeptical Environmentalist?"

Jose Julian Urizar
GUATEMALA

Editor's note: The book is available in general book stores or on the Internet at book sites such as www.amazon.com.

Thank you for your article highlighting the ExxonMobil Corporate Track & Field Team in the Third Quarter 2002 issue. It's great to see the "nonbusiness" activities that being part of the ExxonMobil community engenders. Over the years, this team has provided its members a unique opportunity to represent more than just the great professional talents of ExxonMobil. It also represents the dedication of its members to wellness, athleticism, and joyous team spirit in corporate competition. It is a microcosm of our global corporate community and provides team members with a rare opportunity to personally know and interact with cross-functional members of ExxonMobil and the corporate community.

Elaine Matte
UNITED STATES

I just received the Third Quarter 2002 issue of *ExxonMobil World.* The article and photo on page 16 of me and the high school students could not have been more mislabeled and misrepresented. The fact that I was not identified is not as important as the fact that these students represented the U.S. as part of the Presidential Classroom program. They are not part of the DC-CAP program. We had a three-hour tabletop-facilitated exercise with assistance provided by many managers in Fairfax representing various facets of our business. The students were thrilled and we have been top on their list for three years now. That was the story and it is too bad that it was not told.

Peter Jensen
UNITED STATES

Editor's note: ExxonMobil World *regrets the error.*

It was nice seeing faces of ordinary people in *ExxonMobil World.*

It's also comforting to know that we're not just viewed as the company's assets but valued as human beings ("Energy to Spare-Third Quarter 2002").

However, I have not yet seen an Indonesian face, although the country has been a major part of ExxonMobil's activities since the '70s. My current conclusion is that ExxonMobil's aim to "become a part of the local landscape" has yet to be realized here. I hope this will change gradually.

Harry Hermawan
INDONESIA

The 3Q02 issue was simply excellent. However, I would like to draw attention toward a small discrepancy. In the article "Safety First" printed on page 4, the main picture shows an operator at work on an oil rig. He is wearing a helmet, but protective hand gloves are missing.

Ikramullah Shah
Pervaiz John
PAKISTAN

In our last issue, we asked "How often do people ask you about what the company is doing, and how can the company help you answer?"

In Western Europe, your advertising (to wide public) about company activities and Safety, Environmental protection is virtually non-existent. Therefore a lot of "one-way" ideas are expressed by organization such as Greenpeace, WWF and national associations. As they have NO counterpart, their opinions are received as such without possible further "evaluation" or analysis. The company becomes "vulnerable."

I think that from time to time a small video clip on national television saying "Do you know that ExxonMobil is doing this... since so many years?" or "Do you know that internal energy consumption in our plants has been reduced by 37% since 1970... have you done the same thing at home?" or "Do you know that since Valdez we've learned a lot, more than anybody else probably and we now control strictly pollution, etc."

A lot is done for internal readers, nothing for wide external distribution audience.

Michel Wilken
BELGIUM

ExxonMobil sponsors or participates in large numbers of environmental and social programs, including conservation efforts for dozens of endangered species, habitat restorations, tree planting, investment in improved alternatives to certain processes and chemicals, community health improvements, social support programs, and education. Over the years, I have found that ExxonMobil employees are largely unaware of this aspect of their own company. I like the human perspective of your magazine, and I've noted that you have included some articles touching on some of these topics. Why not devote a section of each issue of your magazine to a story or stories illustrating ExxonMobil's efforts to improve life, health and the environment? I think ExxonMobil employees would like to know.

Nina Springer
UNITED STATES

What Do You Think

Page 10 of this issue is devoted to ExxonMobil's focus on developing leadership throughout the workforce. Do you know a true leader? Let us know who that person is and how he or she leads others in achieving goals.

Send responses to the editor via e-mail at *exxonmobilworld@exxonmobil.com* or ExxonMobil World, Messages.

Longtime Esso Ireland employee bids farewell

50 Years & Counting



Paddy Gaule plans to spend plenty of time playing on this championship golf course near his Ireland home when he retires in January. Below, Paddy in his early Esso days.

At a time when some people switch jobs almost as often as the seasons change, Paddy Gaule is truly exceptional. He will have worked for Esso Ireland for more than half a century when he retires in January 2003.

"After 50 years, it's going to be a bit of a change," he says. "I'm always up early in the morning and on the go all day, so I will have to stay busy when I retire. That's what I have been used to all my life."



His career began when the 14-year-old Gaule joined what was then Esso Petroleum Company (Ireland) Ltd. as an office worker at Esso's Kilkenny Bulk Plant, where he earned the U.S. equivalent of about $2 a week. This seemed like a fortune back then to the scrappy young teenager.

"That was a lot of money in those times, and I was happy to have it," Gaule says. "When you're that young with your first few 'bob' in your hand, you feel like you've just won the lottery."

Through hard work and perseverance, he was promoted to a variety of positions over his years with the company, both in Distribution and Sales. As Gaule progressed to his current and final post as retail territory manager, one thing remained constant – his dedication to the job.

"There have been more good days than bad, but throughout my career I was happy in my work and in the company," Gaule says. "They've been very good to me, and I am glad to have had the opportunity to remain with Esso as long as I have."

In looking back on his years of service, the Sligo resident recalls one of his most challenging moments came in 1974 when "the man" from Esso in the United Kingdom parent company came to install a mainframe computer in his office.

"Of course, computers in those days weren't simple like they are now. There seemed to be a lot of sophisticated and complicated equipment going in. I asked the fellow, 'Who's going to operate all this stuff?' and he replied, 'You are.' We'd been processing everything on paper up to then, so it was quite a challenge to make the change into the high-tech era! Fortunately, I picked it up pretty quickly and after a couple of weeks, I felt like I'd been using a computer all my life."

Increased use of technology isn't the only change Gaule has seen during his career. When he started, Esso dominated the marketplace. The business environment is much tougher now because competition has increased significantly over the years, he says.

"Now more than ever, it's important to know your customers and to communicate regularly with them," he says. "That's the key to standing out in what today is a very crowded field."

Success for the Chad/Cameroon project includes a higher standard of living

ENABLING PROGRESS

Like most villages in Chad, this collection of tidy mud-brick huts follows the area's only road. Barely 200 meters wide, the community stretches more than a kilometer from end to end. It's home to about 500 people.



More and more villages like Miaikeri are looking more prosperous as local workers fill jobs on the Chad Development Project.

Beyond the thatch-roofed houses is a patchwork of gardens where farmers with simple tools grow sorghum and millet, tomatoes, sesame and peanuts. Our four-wheel-drive is the only vehicle in sight. Stepping out, anthropologist Ellen Brown stretches to recover from the bumpy 45-minute drive from her office at the Komé base camp.

"This village is called Miaikeri, she says. "It means, 'I'm fleeing the elephants.' Where these people lived before, their fields kept being destroyed by elephants, so they moved here."

Brown works for Esso on the $3.4 billion Chad Export Project. The joint venture with Petronas and ChevronTexaco is developing three oil fields in southern Chad and building a 1,070-kilometer (660-mile) pipeline from the oil fields to a tanker terminal off the coast of Cameroon.

The chief of Miaikeri and his council are waiting for Brown to arrive. There are rumors that the project will force their village to move.

As villagers drift in from nearby fields for the meeting, others set out a large circle of plywood chairs made from leftover packing crates.



Anthropologist Ellen Brown meets with village leaders in Chad on a regular basis to field questions and keep them informed about the project.

For the first time, Chad will have a real source of income.

– U.S. Ambassador Christopher Goldthwait

Children and mothers with babies on their hips gather on the perimeter, while near the center of the meeting circle, a rooster pecks at the ground for food.

After greetings in Sara, the local language, Brown explains to the chief that the village will not be relocated because of the project. For an hour she answers questions, sometimes in Sara and sometimes in French, until everyone is assured that their village is safe.

In fact, no villages in Chad or Cameroon are being relocated because of construction. Instead, the venture partners, with oversight from the World Bank and in consultation with dozens of non-government agencies, are taking extraordinary measures to minimize the impact on the local population, and to compensate any who may be adversely affected by the project.

"Any farmer, for example, who loses a fruit tree or the use of his field for a season will be compensated," Brown explains. "If they lose the use of a field altogether, they will be given another field, or compensated in other ways that they select."

CONTINUED NEXT PAGE


Mediterranean Sea
CHAD
CAMEROON
AFRICA
Atlantic Ocean



Thanks to a strong emphasis on safety, construction workers at Komé base camp in Chad and all along the pipeline are posting safety records that are among the best in the industry. Since the project began, the recordable incident rate has been a remarkable 0.5 incidents per 200,000 work hours, despite the fact that most of these employees have never before held industrial jobs.

> The development is a unique opportunity for Chad's development. It will enable the country to double its financial receipts and to efficiently fight against poverty through the direct and indirect revenues it will generate.
>
> – Idriss Déby, president of Chad

CONTINUED FROM PREVIOUS PAGE

The economics of change

Nearly twice the size of Texas, sub-Saharan Chad has less than 400 kilometers (250 miles) of paved roads. Almost no one has electricity, and 76 percent of Chad's seven million citizens do not have access to safe drinking water.

"This development project gives Chad a chance to escape the category of poorest of the poor," says U.S. Ambassador Christopher Goldthwait.

Although the first barrel of oil will not flow until next year, people are already enjoying benefits. Of the 11,000 workers directly employed by the project in mid-summer 2002, some 86 percent are from Chad or Cameroon. Beyond that, local companies are supplying everything from building materials and food, to uniforms for the workers.

"You can see it in the shops in town," Goldthwait says. "People have more money. The volume of business is picking up. For the first time, Chad will have a real source of income."



Crews on the right-of-way in Cameroon are installing up to three kilometers of pipe a day. Once they leave, natural vegetation will reclaim this clearing in about three months.

That income is bringing some much-needed improvements to roads, bridges, clinics, schools and water wells in the project area. Although this single venture is not enough to turn Chad into a developed country overnight, experts hope that it will raise Chad to the economic level of its African neighbors over the next few years.

Cameroon, with the bulk of the pipeline right-of-way, also gains. During the three-year construction phase, the purchase of goods and services, and the payment of wages will increase Cameroon's gross domestic product (GDP) by $200 million per year. Over the 30-year life of the oil fields, purchases, wages and pipeline tariffs will raise Cameroon's GDP by about $100 million per year.

Through World Bank loans, the governments of Chad and Cameroon have an equity position in the pipeline as an additional source of income. They are also looking forward to more oil exploration in the region.

"If we continue to find additional oil fields, the economics become much more interesting," says Ron Royal, Chad lead country manager.

"I have two objectives," he adds. "One is to ensure that we earn the returns that our shareholders expect in a manner consistent with our safety, environmental and operational integrity objectives. The other is, at the end of the day, I'd like to believe that this project has improved the lives of the Chadian people. If I retire with those two objectives met, I will retire a happy man."



In a village across the road from Esso's main construction camp in southern Chad, about 70 students attend a school built by project volunteers.

For pictures, maps and information about the project, visit ***essochad.com.***

Healthy and wise

Village by village, Esso and the medical outreach programs it sponsors are saving lives in southern Chad.

Education is critical to many of Esso's health-care initiatives in Chad. One of the largest is the *Roll Back Malaria* campaign. In the second quarter of 2002 alone, educational programs held in 87 villages were seen by nearly 30,000 people. Part of the program is the distribution of mosquito nets coated with repellant.

"We began distributing the nets and training people how to use them in March," says Dr. Adel Girgis, one of two Esso physicians in Chad. "At first we were worried that people would sell the nets," he says, "but we were pleasantly surprised. It seems the message is getting through."

MANAGER'S MINUTES

Premier in Plastics

Jim Harris
Senior Vice President,
ExxonMobil Chemical Company



We all know there are many ways plastics contribute to our health, safety and modern lifestyle. But did you know ExxonMobil Chemical is a leading global supplier of polyethylene, the world's most widely used plastic? The company's portfolio of 11 business units also includes polypropylene, a plastic with some of the fastest-growing uses.

ExxonMobil World talked with Chemical Senior Vice President Jim Harris, whose global polymers organization includes polyethylene and polypropylene, as well as synthetic rubber, adhesives and films for packaging and labeling. He is the immediate past chairman of the American Plastics Council and a member of its operating board. He also served on the board of the European Chemical Industry Council.

Since joining the company 30 years ago, Harris has held a variety of managerial positions in chemical manufacturing, sales and technology. In 1991, he headed Exxon Chemical Europe, located in Brussels, Belgium. Three years later, he transferred to Dallas, Texas, as executive assistant to the chairman and president of Exxon Corporation. He directed Corporate Planning in Dallas from 1995 until he moved to Houston in 1997 to serve in his current position.

A native of Virginia, Harris earned a chemical engineering degree with highest honors from the Georgia Institute of Technology and a master of business administration degree from the Wharton School of the University of Pennsylvania.

Q. How important are plastics to ExxonMobil's petrochemical business?

A. In the ever-expanding world of plastics, we are one of a few major global suppliers. The company is the largest worldwide supplier of polyolefins, with nearly 10 million metric tons per year of polyethylene and polypropylene capacity. To put this in context, our sales of all chemical products in 2001 totaled 26 million metric tons.

Over the cycle, earnings from the polyethylene business have generated a return of 13 percent. While polypropylene has not been as healthy, focused acquisitions and growth have doubled capacity and fundamentally enhanced its earnings power. Polyolefins are a significant reason why Chemical has been a major factor in the corporation's long-term earnings growth.

Q. What are the markets for these products?

A. Polyethylene touches every aspect of our daily lives. Applications include food packaging such as milk bottles and frozen food pouches, shipping sacks, stretch and shrink wrap, fuel tanks, bottles for cleaning and personal-care products, toys and much more. The versatility of this plastic offers great performance relative to other materials such as glass, metal or paper, and demand is growing 5 to 6 percent a year, a rate that indicates continued penetration.

Polypropylene is a plastic with some of the fastest-growing uses and is in a wide range of goods, such as diapers, packaging and appliance and automobile parts. The market fundamentals remain sound for continued long-term worldwide growth of about 7 percent a year due to its relatively low cost and versatility in polymer fabrication processes, increasing product performance and environmental features. ExxonMobil Chemical has premier market positions in some of the more technically demanding business segments, including automotive, appliance, film, nonwoven fabrics, rigid packaging and health care.

Q. What does it take to be the largest worldwide polyolefins supplier?

A. Although our customers are essentially regional or even country-specific, applications and fabrication technologies are increasingly global. So our approach is to plan and operate globally but serve our customers locally.

Globally, we work toward streamlined product slates and manufacturing platforms and procedures that result in consistent and high-quality products. Building on global applications' knowledge and fundamental research capabilities, Chemical has introduced completely new product families such as *Exceed* polyethylene and *Achieve* polypropylene. They are based on 'smart' catalysts capable of tailoring very specific product properties. This is a profitable program and the kind of world-scale development that a world-class company like ExxonMobil can fund due to our size. This capability distinguishes us as an innovative supplier.

Locally, we have one of the most technically competent and innovative work forces in the industry. Sales, technical-service and customer-service employees are located

If you have any business-related questions you would like to see addresse



Larry Tidwell, senior operator, and Jim Harris at the Shawnee, Oklahoma, Films Plant.

throughout the world. They work diligently to understand our customers' needs, their industry trends and ways that we can profitably grow with them. In surveys, customers rank these employees best in class. One of ExxonMobil's approaches that has served us well is to have business teams led by a segment manager. These teams include representatives of marketing, sales, manufacturing and technology, with the goal of using our combined capabilities to accelerate the process of meeting our customers' needs.

Our production capacity is located throughout the world, which gives our customers local supply and, as a result of our focus on operations excellence, a reliable source of consistently high-quality products.

Q. *ExxonMobil Chemical is adding e-commerce capabilities. What are they and how will they improve customer service?*

A. We are implementing a Global Enterprise Management System based on an SAP platform. It will drive our capability to interface with customers, making it easier for them to do business with us. The system will offer customers constant, consistent connectivity that allows them to transact business, and they can buy our products 24/7 through this reliable self-service channel or work directly with our talented customer-service representatives. Through our World Wide Web site, customers will also have access to private, commercial and technical information. We will roll out this system in 2003.

Q. *The chemical industry has been in a difficult economic period. How optimistic are you about the future?*

A. The recent industry environment has been the most challenging that we have experienced since the early 1980s. This trough in the industry cycle has required a consistent long-term approach of disciplined investment in advantaged projects, a relentless focus on cost efficiencies and application of industry-leading technologies.

In the last decade, ExxonMobil Chemical has outperformed the chemical operations of the other majors due in part to our exceptional mix of businesses, our pacesetting feedstock costs, unmatched integration with ExxonMobil's petroleum businesses and superior technology. Our leadership position in almost all of our businesses provides a strong competitive advantage.

For the future, we expect worldwide petrochemical demand growth to exceed gross domestic product growth. A large driver for the increase comes from the emerging markets of Asia, Latin America, the Middle East and Africa. ExxonMobil Chemical's sales in these markets have grown 11 percent per year since 1998. Our recent world-scale investments in Saudi Arabia and Singapore position our company to take advantage of this long-term growth trend. And we continue our pursuit of other growth opportunities in emerging markets.

Q. *As a leader of industry trade associations in Europe and the United States, what do you see as the major challenge the industry faces?*

A. The industry must improve its reputation with key audiences. We must do a better job of articulating the benefits of our products and the contributions of our industry to society. We also must promote the fact that plastics and other petrochemical products efficiently use natural resources and that our industry is part of the solution to the public's environmental performance expectations.

WHAT DO THEY MEAN?

- OLEFINS: Hydrocarbon chains containing at least one double bond. The simplest ones (ethylene, propylene, butylene, butadiene, and isoprene) are the basis of the petrochemicals industry. They react by adding other chemical agents at the double bond to form derivatives or polymers.
- POLYOLEFINS: Polyolefins products, which include polyethylene and polypropylene, are derived from olefins and represent the largest component of the worldwide plastics industry.
- POLYETHYLENE: The simplest olefin, ethylene, is the highest-volume petrochemical. Ethylene is polymerized to polyethylene either at high pressures and temperatures or by catalysis. It reacts with numerous other chemicals to produce ethanol, solvents, gasoline additives, antifreeze, detergents, and various plastics.
- POLYPROPYLENE: A gaseous hydrocarbon, similar to ethylene, used to manufacture other chemicals. Propylene also occurs in petroleum and natural gas and is polymerized to polypropylene.

You can find more information about plastics on the World Wide Web at www.americanplasticscouncil.org. or www.exxonmobilchemical.com.

Global leadership skills are basis of Global Leader Forum

Ahead of the Class

Employee development is a wise investment, not only to meet business objectives and employees' growth needs, but also to help assure the long-term continuity of company leadership.

"ExxonMobil's employee development programs emphasize the leadership skills every employee needs," says John Totte, manager, global training and education services for ExxonMobil Human Resources Shared Services. "The company periodically reviews and upgrades its training to meet evolving business needs."

The most recent example – the Global Leader Forum – provides an engaging setting for senior-level employees to examine their approach to their roles as managers and leaders in our global organization. The Forum was developed under the guidance of the ExxonMobil Leadership Development Advisory Group (LDAG). The LDAG is comprised of five senior executives charged with overseeing the corporate Leadership Development training programs.

Stuart McGill, president, ExxonMobil Gas Marketing, and LDAG chair, says, "The Global Leader Forum is a highly interactive program focused on enhancing the leadership capabilities that are essential to ensure our place as the premier petroleum and petrochemical company."



Bill Drennen, *Vice President North America Region ExxonMobil Exploration Company*

"It addresses the right subjects for a business that has become truly global in nature," says Alan Kelly, who attended the first Forum. "The emphasis on personal leadership effectiveness is critical to drive business improvements across the organization and around the world."

As part of the Forum, participants receive feedback from management and colleagues to identify opportunities for improvement in their leadership capabilities. Participants discuss leadership development plans with their managers after the Forum to reinforce what they learned and as a means to bring the learning back to the job.

Kelly, Lubricants and Specialties team lead for the Downstream Global Excellence One project, particularly appreciated the opportunity to examine his personal approaches as a leader and learn how others in the company assessed his leadership.

"That type of self-awareness and feedback is instrumental to outstanding performance," he says.

The Forum emphasizes ExxonMobil's fundamental business principles, essential personal qualities of leaders and effective leadership behaviors, all of which comprise the ExxonMobil Leadership Framework. The LDAG developed the framework with significant input from across the corporation, culminating in Management Committee endorsement. The leadership behaviors that are discussed in the Forum are:

- Creating ownership of and commitment to the organization's purpose and priorities consistent with general interest
- Driving functional excellence
- Developing employees to their full potential
- Promoting productive impact across organizations
- Effectively managing external interfaces

Approximately 350 top company leaders from around the world will attend the Forum. Business unit presidents and corporate vice presidents identify participants for each program and participate in the program themselves as Visiting Senior Executives.

"Designed in cooperation with Columbia University Business School, the Forum gives participants plenty of time to interact with one another and ask questions along the way," Totte says. "Participants rate the sessions with ExxonMobil senior visiting executives as one of the most valuable portions of the program because they are able to discuss issues of strategic importance to ExxonMobil.

"The Forum focuses on the strategic, organizational and personal aspects of effective leadership as participants discuss the issues and challenges they face every day on the job," Totte continues. "It's an excellent opportunity for senior-level leaders to refresh their knowledge and skills in a highly interactive environment."



Kathy Pepper
Production Manager and Lead Country Manager Esso Exploration and Production Norway ExxonMobil Production Company



Richard Grabham
Vice President Global Polypropylene ExxonMobil Chemicals Company



Neo Kim Teck
Manager, Information Services, Downstream ExxonMobil Global Services Company



Anne Reeckmann
Vice President Geoscience Research ExxonMobil Upstream Research Company

A lofty vision gets on the road to realization

NOBODY GETS HURT



Alexander Grondel and Stanislaw Bober, members of the deck crew of the ice-breaking tug *Arctic Kalvik*, secure chafe protection on the towing hawser during the tow of a drilling rig from Alaska to Russia's Sakhalin Island.

ExxonMobil's vision for its workforce is simply stated: Nobody Gets Hurt.

Creating a culture in which no one gets hurt would have been greeted with skepticism only a few years ago, say those who developed the approach. Now they consider it achievable.

"Nobody Gets Hurt is a change in vision that says all accidents and injuries are preventable," says Mike Henderek, corporate safety programs manager. "It says we can, over time, achieve zero incidents in our operations."

Nobody Gets Hurt was developed by a 16-member, cross-functional team assembled early last year when overall safety performance improvement seemed in danger of plateauing after years of steady progress. The phrase itself was being used by ExxonMobil's drilling organization. "We were looking for a name for the ExxonMobil-wide initiative that clearly reflected the concept we were after," Henderek says. "We were impressed with how well 'Nobody Gets Hurt' resonated with our drilling contractors, a group of folks doing difficult and potentially dangerous work. They told us it powerfully delivered ExxonMobil's intent."

"Our Operations Integrity Management System (OIMS) generated significant improvement, but we realized we had to work on people's mindsets as well as our management processes," says Sam Mitchum, operations manager for Americas polyethylene and a member of the team. "In the final analysis, people take actions that sometimes get them hurt."

Nobody Gets Hurt promotes consistency across the company in five areas:

- Workforce participation in job observation and intervention process
- Management commitment and leadership for safety
- Effective OIMS execution
- Supervisory safety management fundamentals
- Hazard recognition and mitigation

Each business will evaluate its own performance against these five areas and integrate good practices into its OIMS and management systems.

Success will mean everyone shares the belief that all accidents and injuries are preventable, accepts responsibility for his or her own safety, and is willing and able to intervene to ensure the safety of others.

Some organizations have been more successful than others, but injury- and accident-free performance is achievable even in extremely hazardous operations, as ExxonMobil Development Company recently demonstrated.

CONTINUED NEXT PAGE

CONTINUED FROM PREVIOUS PAGE

Orlan Tow success

Three months of rigorous safety planning preceded the towing of a 70,000-ton drilling rig from Alaska's Prudhoe Bay to Russia's Sakhalin Island – a 4,800-kilometer (3,000-mile) journey marked by ice, wind, storms and generally miserable operating conditions.

"Personal injury was our greatest concern," says Ed Lynch, the ExxonMobil Development marine consultant who worked with project manager Tom Hall and sub-manager John Plugge to accomplish the task. "Towing operations put very heavy equipment under a lot of strain, and the sea is pretty unpleasant in the area we were traversing."

Timing was dictated by the ice fields north and east of Point Barrow, Alaska, which were only open long enough to provide a seven-day window of opportunity for towing.

Before anyone set foot on a boat, everyone went through safety orientation and training that encompassed very specific concerns such as exposure to cold environments and how to connect and tow the rig.

Those lessons were particularly valuable to the crew that encountered six storms with winds greater than 50 knots and seas greater than nine meters (30 feet) during the 26 days the drilling rig was being towed.

Despite the weather, in 125,000 work hours, there were no recordable incidents – a performance Lynch deems "exceptional."

He credits the people who did the work, as well as management commitment.

"Performance like this is achieved only when management demonstrates an unyielding commitment to safety," he says. "That puts the workforce in a position to be successful."

Over-the-road achievements

That commitment is also evident in Fuels Marketing trucking operations in Chad and Cameroon.

Supplying fuel to the drilling site in Komé, Chad, requires just under a 4,000-kilometer (2,480-mile) round trip from Cameroon over largely unpaved roads that become spongy mud in the rainy season and deep ruts when it's dry.


Mobil
Mobil

Custom-built aluminum tanker trucks help Fleet Manager Ismaila Diallo and local drivers get fuel from Cameroon to Chad safely and quickly.

Roads that are challenging in daylight hours become treacherous after dark, so ExxonMobil Fuels Marketing requires its drivers to negotiate them only during daylight hours.

Even with the night driving ban, a painstaking trucker screening and training process coupled with equipment upgrades and improved delivery scheduling were put into effect, with excellent results.

"Recognizing the risks, we gave 170 drivers expert training in defensive driving and conducted route-risk assessments that resulted in route cards that map the entire trip, " says John DiTullio, Fuels Marketing customer service and logistics manager for Africa/Middle East. "It includes which safe houses or hotels drivers should stay in – at their employers' expense – at night. We also have regular 'toolbox'





Despite rough seas and bad weather, three tugboats pulled a 70,000-ton drilling rig from Alaska to Russia without injury or incident.



As Fuels Marketing managers for Africa/Middle East, Martin Pullman (left) and John DiTullio are integrally involved in over-the-road safety for drivers in Chad and Cameroon.

talks to discuss safety, have extensive accident investigation procedures, and we've set up several emergency response locations along the route. We've still got a long way to go, but we are capturing people's hearts and minds and saving lives in the process."

Nobody Gets Hurt is in its infancy, and Henderek notes that it is not a short-term endeavor. "Safety is a never-ending marathon, and we're at another milepost," he says. "We're at a point where we can actually talk about 'nobody' getting hurt as an achievable goal."

World-class safety training and an ongoing attention to safety performance are at the forefront every step of the way during operations.



How well do you recognize risk?



Joseph Deeb

Experience is a good teacher, but one goal of Nobody Gets Hurt is to help people recognize risk before being exposed to it.

Joseph Deeb, an advanced engineering associate with ExxonMobil Biomedical Sciences Inc., who also holds a Ph.D. in human factors engineering, has used a wide review of literature to identify eight main factors that all employees should be aware of when judging risk:

- **Underestimating/overestimating risk magnitude**
  People tend to overestimate the value of their experience and capabilities and underestimate associated risk.
- **Familiarity**
  Working in a familiar situation encourages people to take more risks.
- **Severity of consequences**
  When fear of injury or penalty seems low, people are more willing to take risks. People's acceptance of risk is based on the seriousness of the potential outcome and on how severely they might be injured.
- **Voluntary exposure**
  People who voluntarily take risks, such as speeding on a highway or working without a hard hat, perceive their actions as less dangerous.
- **Personal experience**
  Personal stories – preferably told by the person involved – of accidents and dangers create attention and increase risk perception in an audience.
- **Understood hazards**
  Hazards that can be clearly explained cause less alarm than those that aren't understood and are viewed as uncontrollable.
- **Cost of compliance**
  If the cost of noncompliance is very low, people are less likely to perceive an action as a risk. As an example, more people will risk getting a $20 speeding ticket than a $200 ticket.
- **Social influence**
  Employees can become role models, benefiting themselves and others, or can be negative influences.

"These factors are key in a hazard recognition program that's based on perception," says Deeb. "They've been shown to affect and change risk perception without exposing people to actual risk – and that's what we're looking for."

Understanding Energy

Integrated communications plan builds



ExxonMobil has launched a corporate advertising campaign that focuses on the role of science and technology in meeting the world's growing demand for energy.

The campaign, "Understanding Energy," includes television commercials as a key component of the plan. The TV spots use employee vignettes to explain in lay terms various energy technologies such as 3-D seismic, fuel cell research, cogeneration and advanced drilling.


Laura Krause
Optimization Manager
ExxonMobil

Two stills from ExxonMobil's television cogeneration commercial (above) and a print ad (below) illustrate how the company shares information about important energy matters.


Understanding energy: cogeneration
The true power of cogeneration is what it doesn't do.
Cogeneration is a powerful tool. By installing it, refineries all over the world can operate better and cleaner than ever before.
Technically, it's defined as the simultaneous production of heat and power. What it does, when installed in refineries, is generate enough electricity to run entire plants.
What it doesn't do is allow vast amounts of heat and steam to escape into the atmosphere – which happens in traditional power-generating facilities. Instead, on-site cogeneration captures what would be wasted energy and harnesses it to help in the refining process. And at the same time, reduces greenhouse gas emissions worldwide by seven million tons a year at ExxonMobil sites alone.
By using this practical technology to responsibly manage the world's growing energy needs, the plant benefits and so does the planet. Because more economic power and fewer emissions make sense – economically and environmentally – for everyone.
ExxonMobil

The commercials began airing in September on CNBC, CNN, PBS and local networks in major U.S. cities during select programs. Print ads are being placed in select publications, as well. Plans for similar ads in other countries are currently being considered.

"Cogeneration is a complex concept, and to convey it in a way that the public can understand is a significant accomplishment," says Laura Krause, Business Optimization Department manager at the Baytown, Texas, olefins plant, who appears in the commercial that was filmed there.

Before filming, Krause researched U.S. Environmental Protection Agency data to find a way to translate dry statistics into meaningful terms. Knowing the company wanted to point out that cogeneration saves seven million tons a year in greenhouse gas emissions, she determined that that number is the equivalent of removing almost one million vehicles from public roads each year.

The advanced drilling commercial, filmed at a gas field in northern Germany, is equally effective, says Norbert Liermann, who participated in it.

"The goal was to develop an understanding among viewers that advanced drilling technology helps us capture more natural gas in an economically and environmentally sound way," says the deputy production manager for ExxonMobil Production in Germany.


Understanding energy:
advanced drilling


ExxonMobil
Norbert Liermann
Managing Director
ExxonMobil/Germany

ExxonMobil's advanced drilling technology is highlighted in a television commercial (left and above) and in a print ad (below).

"The commercial enabled us to demonstrate that ExxonMobil is a leader in developing the world's natural resources."

A newly launched Web site, *understanding-energy.com*, provides more information about the technologies featured in the ads, as well as background on the employees and outside experts who appear in them.

These programs are one part of the company's overall effort to increase communication and build awareness of the company's activities around the world.


Understanding energy: advanced drilling
The latest advances in drilling involve more than drilling.
Sometimes meeting the world's growing energy needs means coming at it from a different angle. Traditionally, wells were drilled vertically and at high angles. The increasing sophistication of horizontal drilling allows new and once inaccessible reserves to be tapped. In fact, using the latest advances, one drilling pad can now do the work of many. And by angling them in various directions, wells can reach targets miles away, allowing even more energy to be found with fewer wells on the surface.
And, by combining horizontal drilling with special reservoir stimulation technology, natural gas in tightly compressed rock, an energy source that was impossible to reach ten years ago, is now reachable. More than a trillion cubic feet of this gas is being accessed in Germany alone, using this method – supplying the local cities and countryside and reducing reliance on imported energy.
By using the latest technologies and integrating them to be more efficient, the world's energy needs can be managed in even more effective and environmentally sensitive ways.
ExxonMobil

WHAT WE'RE SAYING



Harry Longwell

ExxonMobil's executives often speak to organizations or at conferences around the world. To help keep employees abreast of what our leadership is saying, we will publish brief excerpts from those speeches, when available.

Harry Longwell, ExxonMobil executive vice president, was a keynote speaker at GASTECH 2002 in Doha, Qatar, on October 13. The LNG, LPG & natural gas conference brought together about 1,000 delegates from around the world. Speakers and seminars covered 14 industry sectors.

In his speech, "Forces of Change in the Global Gas Industry," Longwell discussed the economic, cultural and environmental influences that will shape the gas industry worldwide in coming years.

Forces of Change in the Global Gas Industry

Natural gas has come a long way from when it was largely a byproduct sent to the flare. Today, gas meets more than 20 percent of the world's primary energy requirements. By 2020, it's expected to supply about 25 percent of global energy needs, second only to oil.

Matching remote new gas supplies to emerging markets is central to meeting this robust demand outlook. Large portions of the discovered gas resource base are located in regions that are not currently near major demand centers. Supplies from the Middle East, Russia and Asia Pacific are critical to achieving projected global demand growth.

In general, the gas resources remaining to be developed today are more complex and technically challenging than ever before. Companies capable of making the large-scale investments necessary to develop a new gas market are concerned about the long-term viability of their investments. This means host countries seeking to expand or develop their gas industries must have in place a stable legislative and fiscal framework that allows them to compete globally for investment capital.

But equally important is a factor that has long played a major role in the energy industry – technology.

Expanding the resource base, reducing costs, and creating new market opportunities will depend in great part on industry technological advances driven by the partnerships between host countries and international companies.

Research and the commercialization of new technologies that expand resource-capture capabilities are critical. There are numerous examples of state-of-the-art and some breakthrough resource development technology being applied in development of Qatar's North Field in partnership with Qatar Petroleum.

Technology is also stretching the economic and physical feasibility of connecting gas resources with distant markets. High-strength steel for pipelines is one example.

In addition, we and Qatar Petroleum are rapidly expanding the size of LNG trains in order to drive down the cost of gas liquefaction. Continued technological advances that increase LNG ship size are also lowering transportation costs. Additionally, new technology we have developed involving pressurized LNG will allow transport of gas at higher temperature and pressure than conventional LNG, resulting in significant energy and cost savings.

Next-generation LNG terminals can also reduce unit costs and development cycle time. The combination of these technologies can allow LNG to economically enter mature gas markets from substantially greater distances.

Technology is also giving rise to new uses for natural gas. Gas-to-liquids technology promises to monetize large gas reserves that are remote from markets and to deliver high-quality lube blend stocks and clean fuels at competitive costs.

In our industry, change and challenges are the norm. We have proven time and again over a very long history that we cannot only adapt to change – we can take advantage of it as well.

I am confident that together we will continue this success, meet the consumer's demands and keep worldwide economies growing.

You can read this speech in its entirety on the Inside ExxonMobil *intranet at http://internet-2xom.na.xom.com/Corporate/Newsroom/SpchsIntvws/Corp_NR_SpchIntrvw_HJL_131002.asp*

Centralization creates Support Services efficiencies, economies in Americas South

Centered on Excellence

It's been just over two years since a cross-functional team began looking for ways to make significant cost and operational improvements in Americas South Support Services.

"We had seven centers serving 29 countries in Latin America, and six different backbone computer systems," says José Geraldo Carvalho, lead site manager. "We knew we could create economies of scale and synergies across all functions through centralization, as well as more quickly identify and share best practices and implement better controls."

Today, the ExxonMobil Support Services Center in Curitiba, Brazil, is almost fully operational and poised to exceed original goals for efficiency and savings.








Efficiency and savings are two of the advantages of the newly opened ExxonMobil Support Services Center of Excellence at Curitiba, Brazil. Employees, including (clockwise from left) Elisa Siqueira and Rodrigo Pierin, Site Manager José Geraldo Carvalho, Alvaro Ferreira and Ernesto Chin, Carolina Garrett, Luciano Cetenareski and Rosangela Faria, are trilingual and ready to accommodate everyone in the Americas South region.

The center's 400 employees provide computer support, accounting and financial services across business functions, along with customer services such as order receipt/product delivery scheduling and credit control for a growing number of countries in Americas South.

It was an ambitious undertaking that created a demanding environment for both experienced employees and a highly motivated team of new hires.

"In Controllers, one very significant improvement was the commitment, understanding and alignment around a common set of best practices," says Rosangela Faria, division manager in Controllers. "The migration overall has been smooth, although we continue to encounter improvement opportunities."

Carolina Garrett, a Latin American Regional Support Center (LARSC) trilingual help desk attendant, is one of the 240 newly hired employees now at work in Curitiba.

"Team spirit makes the work easier. Computers are very similar everywhere in the world, but language is what makes this job truly challenging," she says. "Not only do we take calls in three languages, we still have a variety of programs to support while we progress toward common systems."

Like many other employees in the center, Garrett and Luciano Cetenareski, who works in payables for Procurement, speak Portuguese, Spanish and English. Cetenareski is also fluent in French, and is comfortable dealing with the complexities of more than 20 countries.

"We are moving toward a single system platform and must pay attention to currencies, invoices and taxes in all the countries, but I can see efficiencies already because of centralization," he says. "We can handle all types of situations, because with this kind of structure we know we can respond quickly to issues as they arise."

ExxonMobil activities in Curitiba continue to grow.

"From now on, we can count everything that happens in Curitiba on an incremental basis," says Carvalho. "The structures are already defined, so adding services is easy and cost-effective."

EMPR celebrates 75 years in Baton Rouge

ADVAN

During its first 75 years in Baton Rouge, Louisiana, the ExxonMobil Process Research Lab (EMPR) had 2,500 U.S. patents issued, created technology to produce the high-octane aviation fuel that helped the Allies win World War II and developed the world's best technology to make contaminant-free liquid fuels from natural gas.

It's an impressive record that employees fully intend to continue as they celebrate the facility's 75th anniversary.



George Swan has been at ExxonMobil's Process Research Lab for 29 years.

"Times change and the environment changes, but our fundamental role hasn't changed," says George Swan, a distinguished engineering associate who has been with EMPR since he graduated from Tulane University 29 years ago. "We deliver the best process technology to the business."

Swan remembers catalytic cracking as the hot topic during the lab's 50th anniversary. Today it's advanced gas-to-liquids processes, and he predicts molecule management will occupy those who attend the 100th anniversary.

"We're planting the seeds right now," he says.

Christine Ferrari is one of the engineers who will help those seeds take root.

Ferrari was so impressed by a visit to an ExxonMobil refinery and the research at EMPR that she decided during her sophomore year at Polytechnic University in Brooklyn, New York, that she would like to work for the company.

Two internships at EMPR and two and a half years at the facility as an ExxonMobil employee have given her a hint of the possibilities.

"Even though I'm a relatively new employee, I can see the impact technology developed at EMPR is having today," she says. "We're moving away from traditional research and concentrating on breakthrough technologies. That's very, very exciting."

EMPR began when 15 researchers went to work in 1927, starting an impressive list of innovation and technological achievement that remains unparalleled today.

In those early days EMPR researchers used heat and pressure to break up oil molecules with hydrogen, changing a growing petrochemical industry and establishing the laboratory as one of the premier process research organizations in the industry.

The reputation grew when four researchers perfected fluid catalytic cracking – an accomplishment *Fortune* magazine has called the most revolutionary chemical engineering achievement of the last 50 years.





CING TECHNOLOGY



Opposite page, top: The first commercial catalytic cracking unit opened in Baton Rouge in 1943. Bottom: Today's advanced gas-to-liquids unit. This page, left: Christine Ferrari is one of the new engineers who will help continue the tradition of success at EMPR. Below: Scientists began setting the level of achievement with their work in the 1920s.



Donald L. Campbell, Charles W. Tyson, Edgar V. Murphree and Homer L. Martin – the pioneers whose key roles in developing the process earned them the nickname of "the Four Horsemen of fluid cat cracking" – realized their goal in 1942, just in time to provide the superior aviation fuel needed by the Allies during World War II.

The world's first commercial catalytic cracking unit opened at ExxonMobil's Baton Rouge refinery in 1943. Today, the process is the primary gasoline manufacturing method in the world.

Building on that tradition of excellence and achievement, EMPR researchers today have developed SCANfining, a proprietary process that produces low-sulfur, high-octane gasoline. It is being applied worldwide in ExxonMobil refineries and has been licensed to six other oil companies. It is expected to contribute 20 percent of the world's low-sulfur gasoline production.

Looking ahead, EMPR scientists have developed AGC-21, a sophisticated process for converting natural gas stranded in remote locations into contaminant-free liquids that can be delivered by pipeline or tanker. This promising technology is on the path to its first commercial application.

In 75 years, ExxonMobil Process Research has grown to about 300 employees, including top scientists, engineers and many other skilled professionals, all contributing to one of the premier research organizations in the industry.



Donald L. Campbell | Charles W. Tyson | Edgar V. Murphree | Homer L. Martin

The Four Horsemen of fluid catalytic cracking

SNAP SHOTS


ExxonMobil
Aviation



Above: ExxonMobil trucks have supplied aviation fuel to the Farnborough Air Show in England for 10 years. At left: Stan Scurfield (right), who has been working at the show for the same number of years, confers with Pat McLaughlin to keep the show's star performers rolling on time.

EXXONMOBIL AVIATION FUELS FARNBOROUGH AIR SHOW



Stan Scurfield has spent more days than he can count refueling aircraft, but he never tires of one particular assignment.

Scurfield, station manager at Bournemouth, England, has been part of the ExxonMobil refueling team that has staffed the Farnborough International Air Show for the last 10 years.

In addition to getting tours of planes that run the gamut from World War II-era bi-wings to the very newest Eurofighter jet, he relishes the chance to renew acquaintances and meet new people from around the world.

"The crews are more relaxed at the air show than during regular airport business days," says Scurfield. "They're happy to show us around their aircraft and we may end up having a drink or a barbecue with them later. We know them from the time before, and they know we'll help them with stuff we wouldn't normally do – like dispose of old oil."

It takes nearly a month to set up, operate and tear down the refueling depot the team uses, as the company must move all the equipment and supplies needed for the 10-day show from UK regional airport operations facilities and back again. It's well worth the effort, though.

"This year, we had just had all our vehicles repainted with the ExxonMobil logo and this was an ideal international arena to present the new corporate image," says Steve Ball, operations manager. "And every show gives us a chance to demonstrate our expertise to people who wouldn't otherwise see it. It's a great opportunity for the company as well as for the employees."

EMERGENCY RESPONSE DRILL TARGETS MARINE SPILL

The good news about ExxonMobil's emergency response teams is that they are rarely called upon for actual emergencies.

The better news is that they're fully prepared to handle any incident, thanks to training and drills that hone a well-defined process and mold hundreds of people from various agencies into a cohesive, effective unit at a moment's notice.

"All the training we do in preparation for an exercise is also in preparation for a real event," says Peter Jensen, coordinator of the North American Regional Response Team (NARRT) and Downstream/Chemical emergency preparedness and response advisor for North America. "It's the structure and process we use that help us successfully manage an incident."



Information Systems' Matt Johnson, left, assists Fleet Services' David Liner, who worked as on-scene architect in the Casualty Group.

NARRT, one of four regional ExxonMobil response teams, proved the effectiveness of that structure in September with a full-team response to a mock spill in Tampa Bay, Florida.

Working with SeaRiver Maritime, the U.S. Coast Guard and various federal, state and local agencies, NARRT demonstrated its emergency response command and control capabilities. Using the Incident Command System, the team organized more than 230 participants in a tactical response effort that drew overwhelmingly positive feedback from those involved.

"This drill was difficult, but it was very successful," says John Bruzzi, major projects manager for ExxonMobil Global Remediation and NARRT situation unit leader. "It was the first time we'd used some of the newer techniques, and they were very effective."

SYRIA GENERAL MANAGER EARNS ROYAL RECOGNITION

On business trips, Mostafa Labrak introduces himself not only as general manager of Alimco, an ExxonMobil joint venture in Syria, but also as a citizen of his native Morocco.

"That's just logical to me," he says. "I am representing the company that brought me to Syria, but I'm also indirectly representing my country. I can be a goodwill ambassador for Morocco."

As a result of his "ambassadorship," Labrak received the National Merit Knight Grade decoration from Morocco's King Mohammed VI. The honor is given to select Moroccan citizens who serve their country by earning respect and improving relationships while living and working abroad.

"I was selected by the Moroccan embassy partly because of my position with ExxonMobil, I think," says Labrak. "It is unbelievable to have met the king, because there is no easy access to him. I am very proud of this, and very fortunate to be able to work for ExxonMobil and to serve my country, too."



King Mohammed VI of Morocco (right) confers the National Merit Knight Grade decoration on Mostafa Labrak.

Topping Transportation

Every day, vessels operated or vetted by ExxonMobil affiliate International Marine Transportation Limited (IMT) transport 5.9 million barrels of crude and products to 100 ports of call.

In August, the IMT-operated fleet marked 365 days without a spill of any kind – a flawless performance that breaks all company records and establishes a new benchmark for international marine transportation.

At the same time IMT tankers were operating a full year without spilling even one drop of crude, product or chemical into the water, third-party tankers vetted by IMT for ExxonMobil had no recordable spills in the same period – another record-breaking performance.

Equally impressive is that for the past two years, IMT has had the lowest injury rate in the industry.

"The Operations Integrity Management System (OIMS) helps us get there, but it all comes down to the 700 people working for us at various locations around the world," says Will Jenkins, IMT president and managing director.

Stringent operating standards for ExxonMobil vessels, rigorous vetting of all third-party vessels and operators, and close attention to detail has led to steady, continuous improvement that has accelerated as OIMS structures became fully implemented.

"Our next challenge is to maintain our flawless operations," Jenkins says. "You do that with highly qualified, well-trained people; robust and well-maintained equipment; industry-leading procedures and processes; and a systematic framework for continuous efforts to further improve performance. "



On any given day, tankers operated or vetted by ExxonMobil affiliate International Marine Transportation can be found throughout the waters and ports of the world.

Osprey crew completes challenging rescue at sea

A routine voyage from Japan to the United Arab Emirates abruptly became a rescue operation for the very large crude carrier (VLCC) *Osprey* in August, when the seafarers aboard this tanker operated by ExxonMobil affiliate International Marine Transportation Ltd. (IMT) rescued the crew of a cargo vessel that was sinking in the Arabian Sea.



VLCC *Osprey*

Osprey was about 200 miles southwest of Bombay, India, and the ship closest to the general cargo ship *Magi* when the distress call went out. When *Osprey* arrived at the site, *Magi's* crew abandoned ship, launching a lifeboat into seas with 5-meter (16-foot) swells and 35-knot winds. However, before the lifeboat could reach *Osprey*, its engine failed.

Osprey's crew, having prepared for the contingency, launched their own rescue boat and towed *Magi's* lifeboat and crew to safety aboard *Osprey*.

The 22 members of *Magi's* crew were disembarked at *Osprey's* original destination, Fujairah, UAE.

Although more dramatic than most, the rescue of *Magi's* crew was typical of the assistance ExxonMobil and others in the maritime industry provide each other without question or hesitation when an emergency arises.

"We are proud of the seamanship and the professionalism demonstrated by *Osprey's* officers and crew in this humanitarian effort," says Tim Adams, IMT director, operations. "This superb team effort under difficult conditions exemplifies the culture of concern for human health and safety that extends across the fleet."

EXXONMOBIL

EXCELLENCE

EXXONMOBIL COLOMBIA RECEIVES EMERALD CROSS

For the fourth consecutive year, ExxonMobil de Colombia SA has received the Colombian Safety Council's highest honor – the Emerald Cross.

The award recognizes outstanding achievement in all safety-related fields, and indicates that 95 percent of goals in every level of performance have been achieved.

Commitment to evaluation of every procedure, risk analysis and reduction in operations and a strong emphasis on safety earned the attention of the Safety Council, which monitors companies' performance in areas such as occupational health, industrial safety and environmental protection in selecting the winner.

EXXON AZERBAIJAN RECOGNIZED FOR REFUGEE RELIEF

The Azerbaijan National Red Crescent Society presented an Honors Diploma to Exxon Azerbaijan in recognition of the company's significant contributions to refugee relief activities through Red Cross and Red Crescent.

Since 1998, Exxon Azerbaijan has been working with the International Federation of Red Cross and Red Crescent Societies to bring relief to the thousands of people living in refugee camps in the southern regions of Azerbaijan.

Exxon Azerbaijan grants support community-based programs such as disaster preparedness, anti-malaria campaigns, skills training centers, and meals on wheels, as well as community investment programs for roads, schools, hospitals and clinics, water lines, sewer systems and many other infrastructure facilities. Currently the Federation is implementing an Exxon Azerbaijan-supported agricultural project.

AUSTRALIAN ENGINEER HONORED FOR LEADERSHIP

Nick Heath, ExxonMobil Australia gas marketing manager, received the Fluor Award for excellence in chemical engineering at the 2002 Chemeca Conference in Christchurch, New Zealand.

The award recognizes exceptional management and leadership that has resulted in a sustained corporate success over a significant period.



Nick Heath (right) receives the Fluor Award from Kevin Dardis, Fluor's managing director in Australia.

Heath, who joined Esso Australia as a chemical engineer in 1970, played an active role in Bass Strait operations from development through peak production and later was involved in expanding gas sales into New South Wales, Tasmania and Queensland.

He also has been active in the industry's Association of Petroleum Production and Exploration Australia, serving as chairman of the organization from 1997 to 1998.

SAFETY ACHIEVEMENTS RECOGNIZED IN FRANCE

For the second year in a row, ExxonMobil won multiple awards for safety from the Groupe d'Etude des Sécurité des Industries Pétrolières (GESIP).

GESIP, an industry association in France that promotes improved safety performance in the petroleum and petrochemicals industries, recognized the following ExxonMobil companies and units in its 2002 awards:

- Company Super Trophee Performance – Esso REP
- Unit Super Trophee Performance – Port Jerome-Gravenchon Refinery
- Company Trophee Performance (less than 300 employees) – Esso REP

Winners are selected on the basis of employee and contractor safety performance over three years, taking into account lost-time injuries and other indicators.

MOBIL OIL NEW ZEALAND REPEATS AS ENVIRONMENTAL WINNER

In a year when scores were up across the board and competition was tougher, Mobil Oil New Zealand (MONZ) rose to the challenge, finishing sixth in the nation in awards for environmental responsiveness.

Australian Prime Minister John Howard presented the 2002 Massey University-Unlimited Magazine Corporate Environmental Responsiveness Awards during a ceremony at Parliament, underscoring the high regard in which they are held.

Not only was MONZ rated sixth overall, it was the top oil company, far outpacing the closest competitor, which finished in 13th place.

Recognizing Excellence

We want to know when a company or an employee has earned special recognition. Send news of national or international honors to *exxonmobilworld@exxonmobil.com* or to ExxonMobil World, Messages.

The World of

A brief look at some of ou



Canada

Esso Shooting for Gold, an innovative online educational program that focuses on Canada's men's and women's hockey teams as they prepared for gold-medal performances in the 2002 Winter Olympics, has been expanded after outstanding response from students and teachers alike. This year, the program is being used by fourth-, fifth- and sixth-graders in five of the country's seven provinces.

United States

ExxonMobil has approved funding for its share of the Thunder Horse and Thunder Horse North fields, to be developed in water depths from 5,800 to 6,500 feet (1,750 to 2,000 meters). Peak production rates are targeted at 250,000 barrels a day of liquids and 200 million cubic feet per day of natural gas. Initial production is scheduled for 2005.

Mexico

CEMEX, a leading global producer of cement and ready-mix products, has selected ExxonMobil Lubricants & Specialties as its sole source supplier of lubricants and in-plant lubrication services worldwide. CEMEX operates in markets across four continents.

Nigeria

Mobil Producing Nigeria Unlimited has started development of the $1.2 billion Yoho project offshore Nigeria, while Esso Exploration and Production Nigeria Limited has started construction of its deepwater Erha development. First oil from Yoho is expected late in 2002, with full field start-up late in 2004. Target peak production is 150,000 barrels of oil a day. The Erha project has recoverable assets of about 500 million barrels of oil in water nearly 1,200 meters (4,000 feet) deep. Full field start-up is scheduled for late 2005.

ExxonMobil

perations around the globe



China

The State Council of the People's Republic of China has approved a joint feasibility study for the integrated petroleum/petrochemical project in Fujian Province. The project, a joint venture in which ExxonMobil holds a 25 percent interest, will be development of a multi-billion-dollar refining, marketing and petrochemical complex. In addition, upon approval of the Chinese government, ExxonMobil will be part of a fuels marketing joint venture to be formed with plans to operate 600 service stations in Fujian Province.

Japan

Exxon Neftegas Project Services Inc. (ENPSI) has opened a new office in Tokyo to strengthen its commitment to developing gas from the Sakhalin-1 project offshore Russia. Jack King, vice president of ENPSI and of Exxon Japan Pipeline Ltd., heads the new office, which will be involved with business development and pipeline activities in Japan.

Indonesia

Exxon Mobil Corporation has pledged a contribution of Australia $200,000 to the Red Cross Appeal to aid victims of the Bali terrorist attack. The Red Cross is providing services, counseling and other assistance to Indonesian and Australian families and individuals in need as they rebuild their lives.

Angola

Esso Exploration Angola and Sociedade Nacionale de Combustiveis de Angola (Sonangol), have made their 13th oil find on Angola Block 15. The Reco Reco-1 discovery well was drilled in 1,400 meters (4,700 feet) of water to a total depth of 3,800 meters (12,500 feet).


SAFETY SCORECARD
Injuries or illnesses per 100 employees*
Total rate
Lost-time rate
The lost-time incident count for Jan-Sep 2002 is 77, well below the comparable time period for 2001, which was a record-setting year for safety for ExxonMobil.
.40
.05
.54
.09
.70
.09
.58
.08
.70
.12
.39
.06
1.46
.24
1.64
.35
.20
0
.28
.17
.27
0
.20
.03
.63
.15
.76
.08
2001 Total
2002 Jan-Sep
Upstream
Downstream
Chemical
Coal and Minerals
Corporate Services
Global Services
Imperial Oil
EXXONMOBIL COMPANY OR FUNCTION
* Equals the U.S. Occupational Safety and Health Act standard of 200,000 work hours.
SOURCE: ExxonMobil Safety Departments

Long-Term Returns


90
75
60
45
30
15
0
Thousands of Dollars
XOM
S&P 500
10 years
20 years
30 years

This chart represents the growth during the indicated time periods for an investment of $1,000, with dividends reinvested.

Printed on recyclable paper

ExxonMobil
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Internet Web site: http://www.exxonmobil.com

EXHIBIT 11

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› **Earnings Teleconference - Click here to register**

- Thursday, January 30, 2003 - 10:00 a.m. - CENTRAL TIME - Join Patrick T. Mulva, VP of Investor Relations, for a discussion of Fourth Quarter and Full Year Financial and Operating Results via Audio Webcast. The discussion should last approximately one hour.

› **ExxonMobil's SCANfining Technology Selected for Three Low Sulfur Gasoline Projects for Sunoco, Inc.**

January 20, 2003 - ExxonMobil Research and Engineering Company announced today that Sunoco, Inc. has selected EMRE's proprietary SCANfining gasoline sulfur reduction process to be applied at their Philadelphia, Marcus Hook and Toledo refineries.

› **A new year's wish**

January 9, 2003 - Op-Ed - The efforts of MADD to reduce drunk-driving are applauded by ExxonMobil.

› **SeaRiver Maritime, Inc. Announces Discontinuation of Inland Marine Operations**

January 7, 2003 - SeaRiver Maritime Inc., the U. S. marine transportation affiliate of Exxon Mobil Corporation, has informed its employees that it will discontinue its inland "River" Fleet operations on or about January 14, 2003.

› **Judge Rules for ExxonMobil in Hawkins Royalty Lawsuit**

January 7, 2003 - A District Court judge in Houston has ruled in favor of Exxon Mobil Corporation on principal claims brought by the state of Texas relating to the development of the historic Hawkins Field in Wood County.

› **ExxonMobil Plans $100 Million Investment in Stanford University's Global Climate and Energy Project**

November 20, 2002 - Exxon Mobil Corporation today announced its plans to invest $100 million in a groundbreaking Stanford University project dedicated to researching new options for commercially viable, technological systems for energy supply and use which have the capability to substantially reduce greenhouse emissions.

ExxonMobil Stock Price

1:16 PM EDT on Jan 22

$34.02 ⬆ **0.10**

› ExxonMobil Executives File SEC Certifications

August 1, 2002 - On August 1, 2002, Lee R. Raymond, Chairman and Chief Executive Officer, and Frank A. Risch, Treasurer, each filed sworn statements with the Securities and Exchange Commission attesting to the company's SEC filings. The SEC is requiring sworn statements from the principal executive officer and principal financial officer of publicly-traded companies with revenues greater than $1.2 billion. Click on the links above to read the statements by ExxonMobil's executives.

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Social responsibility may be a comparatively new term when applied to corporations. Likewise sustainable development has evolved to mean meeting the needs of current generations without compromising the needs of future generations. For a business these concepts entail integrating and balancing economic, environmental, and social considerations into its operations.

This is not new for us. For many decades, ExxonMobil has rigorously adhered to policies and practices that guide the way we do business. The methods we employ to achieve results are as important as the results themselves.

We pledge to be a good coporate citizen in all the places we operate and to be a responsible member of the human community. We will maintain the highest ethical standards and are dedicated to running safe and environmentally responsible operations.

Recently, we took stock of our worldwide involvement in society, and published a report entitled Corporate Citizenship in a Changing World. The report illustrates the many ways we interact to the benefit of society, shareholders, customers and employees.

Like other global companies, ExxonMobil is called upon to address an ever-broadening range of issues and challenges. Increasingly, the search for oil and gas has brought us to developing parts of the world where even fundamental issues of human rights can not be taken for granted.

ExxonMobil condemns the violation of human rights in any form and we will continue to set a positive example for the governments in the countries in which we operate.

To do business successfully for over 120 years in some 200 countries and territories has required a deep respect for and understanding of different people and cultures, and a keen appreciation for what our role in society should be. The new challenges we face include assurance that our practices are consistent with the Voluntary Principles on Security and Human Rights promulgated by the governments of the United States and the United Kingdom.

Our benefits to society are many. Being a reliable provider of affordable energy and related products is of prime importance. Operating with integrity and earning trust is increasingly recognized as a key societal value. Striving to improve our performance in all aspects through learning, sharing, and implementing best practices brings clear benefits. Applying our skills as members of the communities where we work leverages our work experiences.

None of these activities need to compromise the basic responsibility of a corporation to create value for its shareholders. In fact, we believe that only when a company can demonstrate its wider benefits will its owners realize the long term success we seek to deliver.

We will continue to improve our skills at listening and engaging with others



Related Topics: :

- Corporate Citizenship in a Changing World
- Malaria Initiative
- Safeguarding Our Environment
- Guiding Principles
- Community Investments



Other Useful Links: :

- Arts & Culture
- ExxonMobil Masterpiece Theatre
- Articles on Community, Educational & Social Responsibility
- Applying for Grants
- Chad/Cameroon Development Project

We will continue to improve our skills at listening and engaging with others as we work to integrate economic, safety, environmental, and social needs in our business activity. We will continue to work to improve the effectiveness of our communications so that our actions and results are shared more clearly with others.



Our Company

Being a Good Corporate Citizen

Malaria Initiative

We joined the Harvard Malaria Initiative, Medicines for Malaria Venture and Roll Back Malaria in the fight to help prevent and control malaria.

- **Harvard Malaria Initiative**: Its goal is to discover, develop and test new therapies for drug-resistant malaria. It aims at taking full advantage of recent advances in gene technology to find new anti-malaria drugs.

The ExxonMobil Program on Malaria in Africa: Genomics Research and Training - Progress Report October 2001

Visit the web site at: www.hsph.harvard.edu/malaria

- **Medicines for Malaria Venture**: Its goal is to bring together public and private partners to fund and manage the discovery and development of new anti-malarial drugs. ExxonMobil is the first industrial partner from outside the pharmaceutical industry.

Visit the web site at: http://www.mmv.org/pages/page_main.htm

- **Roll Back Malaria**: Its goal is to reduce the global malaria burden by one-half by the year 2021. We'll work in collaboration with the World Health Organization and host governments in five sub-Saharan countries (Angola, Cameroon, Chad, Equatorial Guinea and Nigeria) to provide support to the malaria control efforts in these countries.

Visit the web site at: www.rbm.who.int

Information located on this web site

Speeches, interviews and press releases
April 17, 2001 - ExxonMobil malaria grants announcement
ExxonMobil is joining with others in a major initiative to fight malaria, which has been an increasing problem, especially in Africa.

April 17, 2001 -The Harvard Malaria Initiative, Medicines for Malaria Venture and Roll Back Malaria receive funding for malaria prevention from ExxonMobil

Articles
The Lamp (Winter 2001) - Malaria: stopping a killer - ExxonMobil joins fight to find new drugs, prevent spread of deadly disease.

April 26, 2001 - Resurgence of a killer - A major effort is underway to combat the increasing incidence of malaria, especially in Africa.

The Lamp (Spring 2000) - Beyond the fence - ExxonMobil leads planning for sustained health care improvements in remote regions.

Internet links

- Control of Malaria Vectors in Africa and Asia

- Malaria Foundation International
- MALARIA - World Health Organization
- Centers for Disease Control and Prevention
- Parasite Disease Information
- Harvard Malaria Initiative
- Medicines for Malaria Venture
- Roll Back Malaria
- Visit our Chad/Cameroon Development Project Web site

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164
Fax: (941) 349-6164

Email: pmneuhauser@aol.com

March 7, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Exxon Mobil Corporation

Via fax

Dear Sir/Madam:

I have been asked by the School Sisters of Notre Dame, the St Joseph Health System and the Grand Rapids Dominicans (who are jointly referred to hereinafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of Exxon Mobil Corporation (hereinafter referred to as "XOM" or the "Company"), and who have jointly submitted a shareholder proposal to XOM, to respond to the letter dated January 23, 2003, sent to the Securities & Exchange Commission by the Company, in which XOM contends that the Proponents' shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rule 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in XOM's year 2003 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal calls on XOM to report on (i) the effect on the Company's operations of the health pandemic in Sub-Saharan Africa as well as (ii) the Company's response to that pandemic.

INTRODUCTION

XOM has provided a number of exhibits to its no-action request. A summary of the various exhibits follows:

Exhibit 2: Primarily addresses malaria, although included under the heading "Fighting to End Malaria" there is also a paragraph about AIDS. Of the five initiatives that the Company says are mentioned in Exhibit 2, four concern malaria.

Exhibit 3: "Beyond the Fence" appears to be a general discussion of third world health that fails to mention any of the three diseases. The accompanying article on Angola mentions the three diseases along with several others, but provides no substantive discussion of anything specific with respect to them, merely mentioning that they, and the other diseases, are problems in Angola.

Exhibit 4: A good discussion of malaria, including XOM initiatives with respect to that disease. But limited exclusively to malaria (discussing the initiatives already mentioned in Exhibit 2).

Exhibit 5: Short piece focusing on general health initiatives with a mention of one of the malaria initiatives mentioned in Exhibits 2 and 4.

Exhibit 6: Not available to shareholders (and deals only with malaria).

Exhibit 7 (119 page document): Section 12: "Worker Health": Provides some data on malaria incidence among workers in Chad and Cameroon, but no assessment of the impact of the disease on the Company's operations; mentions that at health clinics in the project area there are posters about the availability of condoms; Section 13: "Community Health": Discusses malaria programs and mentions an AIDS awareness program and states in passing that there is support for "local meningitis, tuberculosis and polio immunization programs in Chad".

Exhibit 8: Two ads: one discussing malaria only; the other noting in one sentence that the Company has a malaria program and in another sentence that it "joined an effort to reduce the spread of AIDS" in Angola (and other unspecified places), without in any way describing that effort.

Exhibit 9: Focus on malaria, with mention that the Company is "joining efforts to reduce the spread of AIDS in Angola and elsewhere", without in any way describing that effort.

Exhibit 10: Short mention, on page 7, of malaria program.

Exhibit 11: Web availability of information. Appears to be exclusively about malaria.

DISCUSSION

Although the exhibits evince a commendable concern on the part of the Company for the health of peoples in Sub-Saharan Africa, by and large they are not responsive to the specific requests made by the Proponents.

Most importantly, not one of the exhibits discusses the core concern of the Proponents' shareholder proposal, namely the effect of the pandemic on the Company's OWN operations. The closest any exhibit gets to this matter are the statistics in Exhibit 12 of the incidence of malaria in its Chad-Cameroon workforce. Not only is this one mention geographically limited to a very small portion of Sub-Saharan Africa, but there is no discussion or evaluation of the impact on the Company of the disease even in Chad-Cameroon. Since the core of the Proponents' shareholder proposal is nowhere addressed in the 10 Exhibits, the proposal cannot be moot.

Furthermore, to the extent that the Proponents' shareholder proposal requests information not only about the impact on the Company, but also about XOM's own response to issues of health in Sub-Saharan Africa, the proposal is not moot. This is true whether one searches for information about XOM's response vis-à-vis its own workforce or vis-s-vis the larger community. The shareholder proposal addresses three diseases, the principle one being AIDS. Nevertheless, virtually all information provided by XOM to moot the proposal concerns not AIDS, but rather malaria. Altogether four of the ten exhibits has at least some passing mention of AIDS. Three of these four (Exhibits 7, 8 and 9) each contains a one-sentence mention of AIDS. However, there is no discussion of any AIDS program in any of them. The mere mention that XOM supports some unknown, indefinite and unquantifiable program cannot moot a request that the Company describe its response to an epidemic which has killed 17,000,000 people in sub-Sahara Africa and is expected to kill 25% of the population in the next decade. In this connection, as noted in the whereas clauses, some companies have initiated programs for their workers; and S. 2525 (sponsored, *inter alia,* by Senators Frist and Helms), which passed the Senate in the 107th Congress, called for the active involvement of businesses in responding to the pandemic. Although Exhibit 2 has a longer (three sentence) discussion of AIDS, it fails to provide any concrete information about the two programs there mentioned. In short, a shareholder who desired to learn about XOM's response to the AIDS pandemic in sub-Sahara Africa would be aware that XOM was supporting some vague programs in two or three countries, but would have no idea what those programs were, what their scope was or how they were being executed. In the absence of any concrete information about the program, XOM cannot be deemed to have mooted the request for information about their response to the pandemic, either vis-à-vis their own workforce or in the wider community.

The information, which the Company supplies with respect to TB, is even more anemic, *consisting of two passing references, one in Exhibit 3 (there is a TB problem in* Africa) and one in Exhibit 7. Since one cannot ascertain anything whatsoever about the program briefly mentioned in Exhibit 7, that reference cannot possibly moot the Proponents' request for information about XOM's response to the TB epidemic in Africa, either vis-à-vis their own workforce or in the wider community.

In summary, the Company has provided absolutely no information about the key issue raised by the proposal, namely, the impact of any of the three diseases on the Companies own operations. On the lesser question of the Company's response, it has provided no information whatsoever on its response vis-à-vis its own workers but has provided some information on its response in the community with respect to malaria and, at best, a smidgeon of information on its community response on AIDS, but none at all on its community response on TB.

We would therefore rate the response as 0% on the core issue, which is 50-60% of the resolution; 0% on its response for its own workers, which is 20-25% of the resolution; and 40%, at most, on its community response, which is 20-25% of the resolution; for a total score of, at most, 10% responsiveness to the resolution. Answering 10% of the Proponents' request for information cannot possible moot their shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Thomas F Lemons, Jr., Esq.
All proponents
Sister Pat Wolf

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 24, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ExxonMobil Corporation
Incoming letter dated January 23, 2003

The proposal requests that the board of directors report on the effect of the health pandemic on ExxonMobil's operations in Sub-Saharan Africa and its response to the pandemic.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor